SUBMITTED CONFIDENTIALLY TO THE DIVISION OF CORPORATION FINANCE ON MAY 6, 2013

As filed with the Securities and Exchange Commission on                     , 2013

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

World Point Terminals, LP

(Exact name of registrant as specified in its charter)

Delaware	5171	46-2598540
(State or Other Jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
Incorporation or Organization)	Classification Code Number)	Identification Number)

8235 Forsyth Blvd., Suite 400

St. Louis, Missouri 63105

(314) 889-9600

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Steven G. Twele

Chief Financial Officer

8235 Forsyth Blvd., Suite 400

St. Louis, Missouri 63105

(314) 889-9600

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

Sean T. Wheeler Latham & Watkins LLP 811 Main Street, Suite 3700 Houston, Texas 77002 Tel: (713) 546-5400	Joshua Davidson Baker Botts L.L.P. 910 Louisiana, Suite 3200 Houston, Texas 77002 (713) 229-1234

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Common units representing limited partner interests	$	$

(1)	Includes common units issuable upon exercise of the underwriters’ option to purchase additional common units.
(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o).

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject To Completion

Preliminary Prospectus dated May 6, 2013

P R O S P E C T U S

[LOGO]

Common Units

Representing Limited Partner Interests

World Point Terminals, LP

This is the initial public offering of our common units representing limited partner interests. We are offering                     common units, and CPT 2010, LLC, or the selling unitholder, is offering                  common units in this offering. We will not receive any proceeds from the sale of the common units by the selling unitholder. Prior to this offering, there has been no public market for our common units.

We currently expect the initial public offering price to be between $         and $         per common unit. We intend to apply to list our common units on the New York Stock Exchange, or NYSE, under the symbol “WPT.” We are an “emerging growth company” as that term is used in the Jumpstart Our Business Startups Act, or the JOBS Act.

Investing in our common units involves risks. See “Risk Factors” beginning on page 23.

These risks include the following:

•

We may not have sufficient cash from operations following the establishment of cash reserves and payment of costs and expenses, including cost reimbursements to our general partner, to enable us to pay the minimum quarterly distribution to our unitholders.

•

Our business would be adversely affected if the operations of our customers experienced significant interruptions. In certain circumstances, the obligations of many of our key customers under their terminal services agreements may be reduced, suspended or terminated, which would adversely affect our financial condition and results of operations.

•

Our financial results depend on the demand for the light refined products, heavy refined products, crude oil and other related services that we perform at our terminals, among other factors, and general economic downturns could result in lower demand for these products for a sustained period of time.

•

We depend on Apex Oil Company, Inc., an affiliate of our general partner, and a relatively limited number of other customers for a significant portion of our revenues. The loss of, or material nonpayment or nonperformance by, Apex or any one or more of these other customers could adversely affect our ability to make cash distributions to you.

•

Our general partner and its affiliates, including World Point Terminals, Inc., Apex and their stockholders, have conflicts of interest with us and limited duties, and they may favor their own interests to the detriment of us and our unitholders.

•	Our partnership agreement restricts the remedies available to holders of our common units for actions taken by our general partner that might otherwise constitute breaches of fiduciary duty.

•	Holders of our common units have limited voting rights and are not entitled to elect our general partner or its directors.

•	Unitholders will experience immediate and substantial dilution in pro forma net tangible book value of $ per common unit.

•

Our tax treatment depends on our status as a partnership for federal income tax purposes. If the Internal Revenue Service, or the IRS, were to treat us as a corporation for federal income tax purposes, which would subject us to entity-level taxation, then our cash available for distribution to our unitholders would be substantially reduced.

•	Our unitholders’ share of our income will be taxable to them for federal income tax purposes even if they do not receive any cash distributions from us.

	Per Common Unit	Total
Public offering price	$	$
Underwriting discount (1)	$	$
Proceeds to World Point Terminals, LP (before expenses)	$	$

(1)	Excludes a structuring fee of % of the gross offering proceeds payable to Merrill Lynch, Pierce Fenner & Smith Incorporated. Please read “Underwriting.”

We have granted the underwriters a 30-day option to purchase up to an additional                    common units on the same terms and conditions as set forth above if the underwriters sell more than                     common units in this offering.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the common units to purchasers on or about                     , 2013 through the book-entry facilities of The Depository Trust Company.

BofA Merrill Lynch

The date of this prospectus is                     , 2013.

i

You should rely only on the information contained in this prospectus or in any free writing prospectus we or the selling unitholder may authorize to be delivered to you. We and the selling unitholder have not, and the underwriters have not, authorized any other person to provide you with information different from that contained in this prospectus and any free writing prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where an offer or sale is not permitted.

Through and including                     , 2013 (the 25th day after the date of this prospectus), federal securities laws may require all dealers that effect transactions in these securities, whether or not participating in this offering, to deliver a prospectus. This requirement is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

This prospectus contains forward-looking statements that are subject to a number of risks and uncertainties, many of which are beyond our control. Please read “Risk Factors” and “Forward-Looking Statements.”

Industry and Market Data

The data included in this prospectus regarding the midstream refined products and crude oil industry, including descriptions of trends in the market and our position and the position of our competitors within the industry, is based on a variety of sources, including independent industry publications, government publications and other published independent sources, information obtained from customers, distributors, suppliers and trade and business organizations and publicly available information, as well as our good faith estimates, which have been derived from management’s knowledge and experience in the industry in which we operate. Although we have not independently verified the accuracy or completeness of the third party information included in this prospectus, based on management’s knowledge and experience we believe that the third party sources are reliable and that the third party information included in this prospectus or in our estimates is accurate and complete.

SUMMARY

This summary highlights information contained elsewhere in this prospectus. You should read the entire prospectus carefully, including the historical and pro forma financial statements and the notes to those financial statements, before investing in our common units. The information presented in this prospectus assumes (1) an initial public offering price of $         per common unit (the midpoint of the price range set forth on the cover page of this prospectus) and (2) unless otherwise indicated, that the underwriters’ option to purchase additional common units is not exercised. You should read “Risk Factors” beginning on page 23 for information about important risks that you should consider before buying our common units.

References in this prospectus to (i) “World Point Terminals, LP,” the “partnership,” “we,” “our,” “us” or like terms when used in a historical context refer to the businesses of Center Point Terminal Company, our predecessor for accounting purposes, also referred to as “our predecessor,” and when used in the present tense or prospectively, refer to World Point Terminals, LP, a Delaware limited partnership, and its subsidiaries; (ii) “our general partner” refer to WPT GP, LLC, the general partner of the partnership; (iii) “our parent” refer to World Point Terminals, Inc. and its subsidiaries; (iv) “Apex” refer to Apex Oil Company, Inc. and its subsidiaries; (v) “the controlling shareholders” refer to Paul A. Novelly, the chairman of the board of directors of our parent and our general partner, and his family, who together control our parent, our general partner and Apex; (vi) “our sponsors” refer to our parent, Apex and the controlling shareholders, collectively, and (vii) “the selling unitholder” refer to CPT 2010, LLC, a wholly owned subsidiary of our parent. We include a glossary of some of the terms used in this prospectus as Appendix B.

World Point Terminals, LP

Overview

We are a fee-based, growth-oriented Delaware limited partnership recently formed to own, operate, develop and acquire terminals and other assets relating to the storage of light refined products, heavy refined products and crude oil. Our storage terminals are strategically located in the East Coast, Gulf Coast and Midwest regions of the United States and, as of April 30, 2013, had a combined available storage capacity of 12.8 million barrels. Since January 1, 2013, we completed construction of and placed into service 212,000 barrels of available storage capacity at existing facilities and acquired an additional 1.4 million barrels of available storage capacity, increasing our storage capacity by approximately 14%. Most of our terminal facilities are strategically located on major waterways, providing ship or barge access for the movement of petroleum products, and have truck racks with efficient loading logistics. Several of our terminal facilities also have rail or pipeline access.

Our primary business objectives are to generate stable cash flows to enable us to pay quarterly cash distributions to our unitholders and to increase our quarterly distributions over time. We intend to achieve these objectives by anticipating long-term infrastructure needs in the areas we serve and by growing our storage terminal network through acquisitions of complementary assets from our sponsors, expansion of our existing facilities, construction of new terminals in existing or new markets and strategic acquisitions from third parties.

We operate in a single reportable segment consisting primarily of the fee-based storage and terminaling services we perform under contracts with our customers. We do not take title to any of the products we store or handle on behalf of our customers. For the years ended December 31, 2011 and 2012, we generated approximately 86% of our revenue from storage services fees. Of our revenue for the years ended December 31, 2011 and 2012, 82% and 85%, respectively, consisted of base storage services fees, which are fixed monthly fees paid at the beginning of each month to reserve dedicated tanks or storage space and to compensate us for handling up to a base amount of product volume at our terminals. Our customers are required to pay these base storage services fees to us regardless of the actual storage capacity they use or the volume of products that we receive. Our customers also pay us excess storage fees for volumes handled in excess of the amount attributable to their base storage services fees. The remainder of our revenues were generated from (1) ancillary fees for services such as heating, mixing and blending products, transferring products between tanks and rail car loading and dock operations and (2) fees for injecting additives, some of which are mandated by federal, state and local regulations.

For the year ended December 31, 2012, approximately 28% of our revenues were derived from Apex. Formed in 1932, Apex is a distribution and marketing company controlled by the controlling shareholders that supplies, distributes and markets refined petroleum products to refiners, wholesalers, distributors, marketers and industrial and commercial end users throughout the United States and international markets. For the three years ended September 30, 2012, Apex averaged annual revenue in excess of $5.0 billion and sales in excess of 50 million barrels of refined products. Our terminals provide critical logistics services that support Apex’s distribution and marketing operations. Apex also owns six refined product and crude oil storage terminals in the East Coast and Gulf Coast regions, with an aggregate available storage capacity of 7.8 million barrels.

As of April 30, 2013, approximately 93% of our available storage capacity was under contract. During the five years ended December 31, 2012, more than 95% of our available storage capacity was under contract. While many of our contracts provide for a termination right after the expiration of the initial contract period, our long-standing relationships with our customers, including major integrated oil companies, have provided stable revenue. Our top ten customers (including Apex), which represent over 84% of our revenue for 2012, have used our services for an average of approximately ten years.

Our Terminal Assets

Our terminal assets are strategically located in the East Coast, Gulf Coast and Midwest regions of the United States. Refiners typically use our terminals because they prefer to subcontract terminaling and storage services or their facilities do not have adequate storage capacity or dock infrastructure or do not meet specialized handling requirements for a particular product. We also provide storage services to distributors, marketers and traders that require access to large, strategically located storage capacity with efficient access to transportation infrastructure and in close proximity to refineries, demand markets or export hubs. Our combination of geographic location, efficient and well-maintained storage assets and access to multiple modes of transportation gives us the flexibility to meet the evolving demands of our existing customers, as well as the demands of prospective customers.

The following table sets forth certain information regarding our terminals and related assets as of April 30, 2013:

Location	Available Storage Capacity (shell mbbls)	% of Total Available Storage Capacity	Product	Facility Site Owned/ Leased	Supply Method	Delivery Method
East Coast
Albany, NY (1)	384	3.0%	Gasoline, Distillate, Kerosene	Owned	Barge, Ship, Rail	Truck
Baltimore, MD	1,267	9.9%	Gasoline, No. 2 Oil, Kerosene, Ultra Low Sulfur Diesel	Owned	Barge, Ship, Colonial Pipeline	Truck, Ship, Barge
Chesapeake, VA	560	4.4%	Gasoline, Liquid Asphalt, Distillate, Aviation Gas	Owned	Barge, Rail, Ship, Colonial Pipeline	Truck
Gates, NY	276	2.2%	Gasoline, Distillate	Owned	Buckeye Pipeline, Sun Pipeline	Truck
Glenmont, NY	2,103	16.5%	Gasoline, Distillate, Kerosene	Owned	Barge, Ship	Truck
Jacksonville, FL (2)	1,130	8.8%	Gasoline, Distillate	Owned	Barge, Rail, Ship, Truck	Truck, Barge
Newark, NJ (3)	1,064	8.3%	Gasoline, Distillate	Owned	Barge, Colonial Pipeline	Truck, Barge
Weirton, WV	680	5.3%	Crude Oil, Condensate, Biodiesel	Owned	Barge, Truck	Barge
Gulf Coast
Baton Rouge, LA	1,640	12.9%	No. 6 Oil, Vacuum Gas Oil, Liquid Asphalt, Carbon Black	Leased	Barge, Rail, Ship	Barge, Rail, Truck
Galveston, TX	2,020	15.8%	Vacuum Gas Oil, Vacuum Tower Bottoms, Bunker Fuel, No. 6 Oil	Owned and Leased	Barge, Ship	Barge, Ship, Truck
Midwest
Granite City, IL	821	6.4%	Liquid Asphalt, Polymer Facility	Leased	Barge, Rail	Barge, Rail, Truck
Memphis, TN	213	1.7%	Jet Fuel, Aviation Gas, Distillate	Owned	Barge	Truck, Barge
N. Little Rock, AR	130	1.1%	Caustic, Diesel, Biodiesel	Owned	Barge	Truck, Pipeline
Pine Bluff, AR	126	1.0%	No. 2 Oil, Caustic	Owned	Barge	Truck, Barge
St. Louis, MO	351	2.7%	Liquid Asphalt	Owned	Barge	Truck, Barge

	12,765	100.0%

(1)	We operate the terminal in a joint venture with Apex. We own a 32% interest, and Apex owns the remaining 68% interest in the terminal. The 384,000 barrels of available storage capacity presented in this table represent our proportionate share of the 1.2 million barrels of available total storage capacity of the terminal.
(2)	We expanded the available storage capacity at the Jacksonville terminal in April 2013 through the acquisition of an adjacent terminal, which contains 450,000 barrels of storage capacity.
(3)	We have owned 51% of the Newark terminal since 2005. We will acquire the remaining 49% noncontrolling interest in the terminal from our parent at the closing of this offering, increasing our share of available storage capacity by an additional 540,000 barrels.

Our Operations

We provide terminaling and storage of light refined products, such as gasoline, distillates and jet fuels; heavy refined products, such as residual fuel oils and liquid asphalt; and crude oil. We generate substantially all of our revenues through the provision of fee-based services to our customers. The types of fees we charge are:

•	Storage Services Fees. For the year ended December 31, 2012, we generated approximately 86% of our revenues from fees for storage services.

•

Our customers pay base storage services fees, which are fixed monthly fees paid at the beginning of each month to reserve storage capacity in our tanks and to compensate us for receiving up to a base amount of product volume on their behalf. Our customers are required to pay these base storage services fees to us regardless of the actual storage capacity they use or the amount of product that we receive. For the past three calendar years, these base storage services fees accounted for between 82% and 85% of our annual revenue.

•

Our customers also pay us excess storage fees when we handle product volume on their behalf that exceeds the volume contemplated in their monthly base storage services fee. For the year ended December 31, 2012, we generated approximately 2% of our revenues from these excess storage fees. For the past three calendar years, these excess storage fees have generated between 2% and 4% of our annual revenue.

•

Ancillary Services Fees. For the year ended December 31, 2012, we generated approximately 11% of our revenues from fees associated with ancillary services, such as (i) heating, mixing and blending our customers’ products that are stored in our tanks, (ii) transferring our customers’ products between our tanks, (iii) at our Granite City terminal, adding polymer to liquid asphalt and (iv) rail car loading and dock operations. The revenues we generate from ancillary services fees vary based upon the activity levels of our customers.

•

Additive Services Fees. For the year ended December 31, 2012, we generated approximately 3% of our revenues from fees for injecting generic gasoline, proprietary gasoline, lubricity, red dye and cold flow additives to our customers’ products. Certain of these additives are mandated by applicable federal, state and local regulations for all light refined products, and other additives, such as cold flow additive, may be required to meet customer specifications. The revenues we generate from additive services fees vary based upon the activity levels of our customers.

We believe that the high percentage of fixed storage services fees we generate from contracts with a diverse portfolio of longstanding customers creates stable cash flow and substantially mitigates our exposure to volatility in supply and demand and other market factors. For additional information about our contracts, please read “Business—Contracts.”

Our Business Strategies

Our primary business objective is to generate stable cash flows to enable us to pay quarterly cash distributions to our unitholders and to increase our quarterly cash distributions over time. We intend to accomplish this objective by executing the following business strategies:

•

Generate stable cash flows through the use of long-term, fee-based contracts with our customers, including the terminaling services agreements we will enter into with Apex at the closing of this offering. We generate revenues from customers who pay us storage services fees based on the amount of contracted storage capacity, as well as excess storage services fees based on the volume of refined products and crude oil handled by our terminals above the contract minimum. Generally, we do not have direct commodity price risk because we do not own any of the products at our terminals. To provide further stability to our cash flows, we will enter into long-term terminaling services agreements pursuant to which Apex will agree to reserve 5.3 million barrels of storage capacity at our terminals. We believe that the fee-based nature of our business, Apex’s minimum storage capacity commitment and the long-term nature of our contracts with Apex and our other customers will provide stability to our cash flows.

•

Capitalize on organic growth opportunities by expanding and developing the assets and properties that we already own. We continually evaluate opportunities to expand our existing asset base and will consider constructing new refined product terminals in areas of high demand. Since January 1, 2008, we have constructed and placed into commercial service approximately 2.0 million barrels of available storage capacity at our Galveston, Jacksonville and Memphis terminals. We will continue to evaluate adding storage capacity in order to meet increasing demand for our terminal services. We also seek to identify and pursue opportunities to increase our utilization, improve our operating efficiency, further diversify our customer base and expand our service offerings to existing customers, which we believe is an efficient and cost-effective method to achieve organic growth.

•

Grow our business by pursuing accretive acquisitions of fee-based terminaling and related assets from Apex and third parties. We intend to pursue strategic and accretive acquisitions of fee-based terminaling and related assets from Apex and third parties that expand or complement our existing asset portfolio. In addition to evaluating Apex’s terminaling assets covered by a right of first offer to be granted to us at the closing of this offering, we will continually monitor the marketplace to identify and pursue third party acquisitions, whether within our existing geographies or new regions. If we are successful in completing the acquisition of any terminal or related business, we will seek to operate it more efficiently and competitively than the prior owner, thereby enhancing cash flow to us. Please read “—Our Relationship with Our Sponsors.”

•

Maintain sound financial practices to ensure our long-term viability. We are committed to disciplined financial analysis and a balanced capital structure, which we believe will serve the long-term interests of our unitholders. We intend to maintain a conservative and balanced capital structure which, when combined with our stable, fee-based cash flows, should afford us efficient access to capital markets at a competitive cost of capital. Consistent with our disciplined financial approach, in the long-term, we intend to fund the capital required for expansion and acquisition projects through a balanced combination of equity and debt capital. At the closing of this offering, we do not expect to have any debt outstanding, and we expect to enter into a new, undrawn $         million revolving credit facility. We believe this approach will provide us the flexibility to pursue accretive acquisitions and organic growth projects as they become available.

Our Competitive Strengths

We believe that we are well positioned to execute our business strategies successfully because of the following competitive strengths:

•

Strategically located and highly flexible asset base. We own and operate 15 strategically positioned terminals that have 12.8 million barrels of total refined product and crude oil storage capacity. We provide critical logistics services for refiners, marketers and distributors of refined products. Fourteen of our terminals have capabilities to receive product from waterborne vessels, and 10 of our terminals provide our customers with more than one method of loading capabilities for downstream distribution. We believe that our ability to offer several modes of inbound and downstream transportation gives us the flexibility to meet the evolving demands of our existing customers and prospective customers.

•

Established relationships with longstanding customers generating stable cash flows. We have cultivated valuable long-term relationships with our customers and, as a result, have historically enjoyed stable cash flows and minimal customer turnover. As of April 30, 2013, approximately 93% of our available storage capacity was under contract. Our top ten customers for the year ended December 31, 2012 have used our services for an average of approximately ten years. Our top ten customers include several major oil and natural gas companies, including                     . We believe that our reputation as a reliable and cost-effective supplier of services will help us maintain strong relationships with our existing customers and will assist us in our efforts to develop relationships with new customers.

•

Our relationship with Apex. We intend to act as Apex’s primary refined products and crude oil infrastructure investment vehicle. We believe that our sponsors, as the owners of a     % limited partner interest in us and all of our incentive distribution rights, are motivated to promote and support the successful execution of our principal business objectives and to pursue projects that directly or indirectly enhance the value of our assets through, for example, the following:

•

Acquisition Opportunities. Apex owns terminals located in the East Coast and Gulf Coast regions that are strategic to Apex’s distribution and marketing business. We believe that these terminals would complement our existing asset base. Upon the closing of this offering, we will enter into an omnibus agreement pursuant to which Apex will grant us a right of first offer to acquire each of its terminal assets should Apex desire to sell them. We expect that Apex would continue as the primary customer of these assets after any purchase. In addition, we will have a right of first offer to purchase certain terminaling and ancillary assets that Apex may purchase or construct in the future.

•

Market knowledge and customer relationships. We believe that Apex’s active participation in the distribution and marketing business and their unique insights into business opportunities in our industry will help us identify, evaluate and pursue attractive commercial growth opportunities, which may include expansion at existing facilities, the acquisition of assets from our sponsors or third parties or the construction of new assets. In addition, Apex has established strong, long-standing relationships within the energy industry, which we believe will enable us to grow and expand our business by creating opportunities with new customers and identifying new markets.

•

Terminaling Services Agreements. Under terminaling services agreements that we will enter into in connection with the closing of this offering, Apex will pay us fees to receive integrated terminaling services for a period of one year to five years based on the terminal location. The weighted average term of these agreements, measured by revenue, is more than three years. The agreements will contain an initial storage commitment to us of 5.3 million barrels. We expect the agreements will generate $25.9 million in revenue for the twelve months ending June 30, 2014.

•

Executive team with significant industry experience and management expertise. The members of our general partner’s management team have an average of over 25 years’ experience in the energy industry, each having held senior management positions in energy companies during their respective careers. As a result, the members of the management team possess significant experience with regard to the implementation of acquisition, operating and growth strategies in the refined product and crude oil logistics industry.

For a more detailed description of our business strategies and competitive strengths, please read “Business—Our Business Strategies” and “Business—Our Competitive Strengths.”

Our Relationship with Our Sponsors

At the closing of this offering, our parent will own a         % limited partner interest in us through its ownership of our common units and all of our subordinated units. Our parent may develop new terminals and acquire and hold third party terminals. Our parent may contribute these terminals to us in the future upon the development or substantial utilization of these assets although it has no obligation to do so.

One of our principal attributes is our relationship with Apex. Approximately 28% of our revenue for 2012 was derived from Apex. Formed in 1932, Apex is a distribution and marketing company that supplies, distributes and markets refined petroleum products to refiners, wholesalers, distributors, marketers and industrial and commercial end users throughout the United States and international markets. For the three years ended September 30, 2012, Apex has averaged annual revenue in excess of $5.0 billion and sales in excess of 50 million barrels of refined products. Our terminals provide critical logistics services that support Apex’s distribution and marketing operations.

At the closing of this offering, the controlling shareholders will own 100% of our general partner, and they and Apex will own 80% and 20% of our incentive distribution rights, respectively. Because Apex and the controlling shareholders will benefit from increases in our cash distributions through their ownership of our incentive distribution rights, both Apex and the controlling shareholders are positioned to benefit directly from facilitating our ability to pursue accretive growth projects, including organic and new build expansions as well as acquisitions from Apex and third parties. Additionally, the controlling shareholders will benefit from such acquisitions through the indirect ownership of our common and subordinated units.

Apex owns terminals in the East Coast and Gulf Coast regions that may be suitable to our operations in the future. The tanks within these terminals have approximately 7.8 million barrels of available storage capacity, including:

•	5.3 million barrels of available storage capacity in the East Coast region, including Apex’s 68% interest in the Albany terminal, and

•	2.5 million barrels of available storage capacity in the Gulf Coast region.

Refined petroleum products and crude oil are generally supplied to Apex’s terminals through barges, ships and the Colonial pipeline and delivered from the terminals by trucks.

Under terminaling services agreements that we will enter into in connection with the closing of this offering, Apex will pay us fees to receive integrated terminaling services for a period of one year to five years based on the terminal location. The weighted average term of these agreements, measured by revenue, is more than three years. The agreements will contain an initial storage commitment to us of 5.3 million barrels. We expect the agreements will generate $25.9 million in revenue for the twelve months ending June 30, 2014. The rates we will charge Apex under the agreements are consistent with pricing during the year ended December 31, 2012. Accordingly, no adjustments have been made in the pro forma financial information included in this prospectus to give effect to the agreements.

Our omnibus agreement provides us with a right of first offer on Apex’s terminal assets, including the facilities described above. Pursuant to this right, Apex will be required, in certain circumstances, to offer us the opportunity to acquire these assets and facilities in the future. Apex is the primary user of these terminals, and we expect that Apex would be the primary customer at these terminals after any purchase of such terminals by us. The consummation and timing of any acquisition of assets owned by Apex will depend upon, among other things, Apex’s willingness to offer the asset for sale and obtain any necessary consents, the determination that the asset is suitable for our business at that particular time, our ability to agree on a mutually acceptable price, our ability to negotiate an acceptable purchase agreement and terminal services agreement with respect to the asset and our ability to obtain financing on acceptable terms. While our sponsors are not obligated to sell us any assets or promote and support the successful execution of our growth plan and strategy, we believe that our sponsors’ significant economic stake in us following the completion of this offering provides them with a strong incentive to do so.

Risk Factors

An investment in our common units involves risks. You should carefully consider the following risk factors, those other risks described in “Risk Factors” and the other information in this prospectus, before deciding whether to invest in our common units. The following risks are discussed in more detail in “Risk Factors.”

Risks Inherent in Our Business

•

We may not have sufficient cash from operations following the establishment of cash reserves and payment of costs and expenses, including cost reimbursements to our general partner, to enable us to pay the minimum quarterly distribution to our unitholders.

•	On a pro forma basis, we would not have had sufficient cash available for distribution to pay the full minimum quarterly distribution on all of our units for the year ended December 31, 2012.

•

The assumptions underlying our forecast of cash available for distribution included in “Cash Distribution Policy and Restrictions on Distributions” are inherently uncertain and subject to significant business, economic, financial, regulatory and competitive risks and uncertainties that could cause cash available for distribution to differ materially from our estimates.

•

Our business would be adversely affected if the operations of our customers experienced significant interruptions. In certain circumstances, the obligations of many of our key customers under their terminal services agreements may be reduced, suspended or terminated, which would adversely affect our financial condition and results of operations.

•

Our financial results depend on the demand for the light refined products, heavy refined products, crude oil and other related services that we perform at our terminals, among other factors, and general economic downturns could result in lower demand for these products for a sustained period of time.

•

We depend on Apex and a relatively limited number of other customers for a significant portion of our revenues. The loss of, or material nonpayment or nonperformance by, Apex or any one or more of these other customers could adversely affect our ability to make cash distributions to you.

•

Reduced volatility in energy prices, certain market structures (including backwardated markets) or new governmental regulations could discourage our customers from holding positions in refined petroleum products or crude oil, which could adversely affect the demand for our storage services.

•

Some of our current terminal services agreements are automatically renewing on a short-term basis. If one of more of our current terminal services agreements is terminated and we are unable to secure comparable alternative arrangements, our financial condition and results of operations will be affected.

•	Competition from other terminals that are able to supply our customers with comparable storage capacity at a lower price could adversely affect our financial condition and results of operations.

•	We may incur significant costs and liabilities in complying with environmental, health and safety laws and regulations, which are complex and frequently changing.

Risks Inherent in an Investment in Us

•

Our general partner and its affiliates, including our sponsors, have conflicts of interest with us and limited duties, and they may favor their own interests to the detriment of us and our unitholders.

•	Our parent, Apex and other affiliates of our general partner may compete with us.

•	Our partnership agreement requires that we distribute all of our available cash, which could limit our ability to grow and make acquisitions.

•	Our partnership agreement restricts the remedies available to holders of our common units for actions taken by our general partner that might otherwise constitute breaches of fiduciary duty.

•	Holders of our common units have limited voting rights and are not entitled to elect our general partner or its directors.

•	Unitholders will experience immediate and substantial dilution in pro forma net tangible book value of $ per common unit.

Tax Risks to Common Unitholders

•

Our tax treatment depends on our status as a partnership for federal income tax purposes. If the Internal Revenue Service, or the IRS, were to treat us as a corporation for federal income tax purposes, which would subject us to entity-level taxation, then our cash available for distribution to our unitholders would be substantially reduced.

•

The tax treatment of publicly traded partnerships or an investment in our common units could be subject to potential legislative, judicial or administrative changes and differing interpretations, possibly on a retroactive basis.

•	Our unitholders’ share of our income will be taxable to them for federal income tax purposes even if they do not receive any cash distributions from us.

Our Management

We are managed and operated by the board of directors and executive officers of our general partner, WPT GP, LLC, which is wholly owned by the controlling shareholders. Following this offering, our parent will own, directly or indirectly, approximately         % of our outstanding common units and all of our outstanding subordinated units, and the controlling shareholders and Apex will own 80% and 20%, respectively, of our incentive distribution rights. As a result of owning our general partner, the controlling shareholders will have the right to appoint all members of the board of directors of our general partner, including at least three independent directors meeting the independence standards established by the New York Stock Exchange, or NYSE. At least one of our independent directors will be appointed prior to the date our common units are listed for trading on the NYSE. The controlling shareholders will appoint our second independent director within three months of such date and our third independent director within one year from such date. Our unitholders will not be entitled to elect our general partner or its directors or otherwise directly participate in our management or operations. For more information about the executive officers and directors of our general partner, please read “Management.”

In order to maintain operational flexibility, our operations will be conducted through, and our operating assets will be owned by, various operating subsidiaries. Center Point Terminal Company, LLC, which will be one of our subsidiaries upon completion of this offering, will employ the personnel who work at our terminaling facilities. Our general partner has the sole responsibility for providing the remaining personnel necessary to conduct our operations, whether through directly hiring employees or by obtaining the services of personnel employed by our parent, Apex or others. Although many of the personnel that will conduct our business immediately following the closing of this offering will be employed or contracted by or through our general partner, we sometimes refer to these individuals in this prospectus as our employees.

Summary of Conflicts of Interest and Duties

General

Our general partner has a legal duty to manage us in a manner it subjectively believes is not adverse to our best interest. However, the officers and directors of our general partner also have a duty to manage the business of our general partner in a manner beneficial to its owners, the controlling shareholders. Certain of the directors and officers of our general partner are also directors and officers of our parent and Apex. As a result of these relationships, conflicts of interest may arise in the future between us and holders of our common units, on the one hand, and our sponsors and our general partner, on the other hand. For example, our general partner will be entitled to make determinations that affect the amount of cash distributions we make to the holders of common units, which in turn has an effect on whether our general partner and its affiliates receive incentive cash distributions.

Partnership Agreement Replacement of Fiduciary Duties

Delaware law provides that Delaware limited partnerships may, in their partnership agreements, expand, restrict or eliminate the fiduciary duties owed by the general partner to limited partners and the partnership. Pursuant to these provisions, our partnership agreement contains various provisions replacing the fiduciary duties that would otherwise be owed by our general partner with contractual standards governing the duties of the general partner and the methods of resolving conflicts of interest. The effect of these provisions is to restrict the remedies available to our common unitholders for actions taken by our general partner that might otherwise constitute breaches of fiduciary duty. By purchasing a common unit, the purchaser agrees to be bound by the terms of our partnership agreement and, pursuant to the terms of our partnership agreement, each holder of common units consents to various actions and potential conflicts of interest contemplated in the partnership agreement that might otherwise be considered a breach of fiduciary or other duties under applicable state law.

Apex and Our Parent May Compete Against Us

Our partnership agreement does not prohibit Apex, our parent or its affiliates, other than our general partner, from owning assets or engaging in businesses that compete directly or indirectly with us.

For a more detailed description of the conflicts of interest and the duties of our general partner, please read “Conflicts of Interest and Duties.” For a description of other relationships with our affiliates, please read “Certain Relationships and Related Party Transactions.”

Principal Executive Offices

Our principal executive offices are located at 8235 Forsyth Blvd., Suite 400, St. Louis, Missouri 63105, and our telephone number is (314)               . Our website address will be                          and will be activated immediately following this offering. We intend to make our periodic reports and other information filed with or furnished to the Securities and Exchange Commission, or SEC, available, free of charge, through our website, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus.

Implications of Being an Emerging Growth Company

We are an “emerging growth company” within the meaning of the federal securities laws. For as long as we are an emerging growth company, we will not be required to:

•	provide three years of audited financial statements and management’s discussion and analysis of financial condition and results of operations;

•	provide five years of selected financial data;

•

provide an auditor’s attestation report on management’s assessment of the effectiveness of our system of internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act of 2002;

•

comply with any new requirements adopted by the Public Company Accounting Oversight Board, or the PCAOB, requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and our financial statements;

•	provide certain disclosure regarding executive compensation required of larger public companies; or

•	hold shareholder advisory votes on executive compensation.

We will remain an emerging growth company for five years unless, prior to that time, we have more than $1.0 billion in annual revenues, have a market value for our common units held by non-affiliates of more than $700 million or issue more than $1.0 billion of non-convertible debt over a three-year period. We may choose to take advantage of some but not all of these reduced obligations. We have availed ourselves of the reduced reporting obligations with respect to financial statements, selected financial data, management’s discussion and analysis of financial condition and results of operations and executive compensation disclosure in this prospectus, and expect to continue to avail ourselves of the reduced reporting obligations available to emerging growth companies in future filings. For as long as we take advantage of the reduced reporting obligations, the information that we provide unitholders may be different than might be provided by other public companies in which you hold equity interests.

We are also choosing to “opt out” of the extended transition period for complying with new or revised accounting standards available to emerging growth companies, and as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Under federal securities laws, our decision to opt out of the extended transition period is irrevocable.

Partnership Structure and Offering-Related Transactions

We are a Delaware limited partnership formed in April 2013 to own and operate the businesses that have historically been conducted by Center Point Terminal Company.

In connection with the closing of this offering, the following will occur:

•	Center Point Terminal Company, our predecessor for accounting purposes, will distribute its interest in the Jacksonville and Weirton terminals to our parent and the selling unitholder;

•	the selling unitholder will convey its % interest in the Jacksonville and Weirton terminals to us in exchange for common units;

•	our parent will convey its % interest in the Jacksonville and Weirton terminals and its 49% interest in the Newark terminal to us in exchange for common units;

•

our parent will convey its 32% interest in our Albany terminal to us in exchange for                  common units and the right to receive $     million in proceeds of this offering to reimburse it for certain capital expenditures incurred with respect to the Albany terminal;

•

the selling unitholder will convey its interest in Center Point Terminal Company to us in exchange for                  common units,                  subordinated units and the right to receive $     million in proceeds of this offering to reimburse it for certain capital expenditures incurred with respect to Center Point Terminal Company;

•

WPT GP, LLC will maintain its 0.0% non-economic general partner interest in us. We also will issue to the controlling shareholders and Apex 80% and 20%, respectively, of our incentive distribution rights, which entitle the holder to increasing percentages, up to an aggregate maximum of 50.0%, of the cash we distribute in excess of our minimum quarterly distribution of $         per unit per quarter, as described under “Cash Distribution Policy and Restrictions on Distributions”;

•

we will issue                      common units to the public (                     common units if the underwriters exercise their option to purchase                      additional common units in full) and will use the net proceeds from this offering as described under “Use of Proceeds,” and the selling unitholder will offer                  common units to the public;

•

we will enter into terminaling services agreements with Apex, pursuant to which Apex will pay us fees to receive integrated terminaling services for a period of one year to five years based on the location and type of product involved; and

•

we will enter into agreements with our general partner and our sponsors, and certain of their affiliates, pursuant to which they will agree to provide us certain selling, general and administrative services and employee support, for which we will reimburse them. Please read “Certain Relationships and Related Party Transactions—Agreements Governing the Transactions.”

In addition, at the closing of this offering, we expect to enter into a new $                     million revolving credit facility. We do not expect to borrow under the revolving credit facility or to have any other debt at the closing of this offering.

Organizational Structure

The following is a simplified diagram of our ownership structure after giving effect to this offering and the related transactions.

Public Common Units	%
Interests of Our Parent:
Common Units	%
Subordinated Units	%
General Partner Interest	0.0%

100%

The Offering

Common units offered to the public common units by us.	common units, or common units if the underwriters exercise their option to purchase an additional common units.

Common units offered to the public by the selling unitholder	common units.

Units outstanding after this offering	common units and subordinated units, representing a % and % limited partner interest in us, respectively (or, if the underwriters’ option to purchase additional common units is exercised in full, common units and subordinated units, representing a % and a % limited partner interest in us, respectively). Our general partner will own a 0.0% non-economic general partner interest in us.

Use of proceeds	We intend to use the estimated net proceeds of approximately $ million from this offering (based on an assumed initial offering price of $ per common unit, the midpoint of the price range set forth on the cover page of this prospectus), after deducting the estimated underwriting discount, structuring fee and offering expenses, to:

•	pay transaction expenses in the amount of approximately $ million;

•	distribute $ million to our parent in satisfaction of its right to a reimbursement of capital expenditures made with respect to the contributed assets;

•	distribute $ million to the selling unitholder in satisfaction of its right to a reimbursement of capital expenditures made with respect to the contributed assets;

•	repay indebtedness owed to a commercial bank under a term loan of approximately $ million

•	repay existing payables of approximately $ million;

•	repay indebtedness owed to an affiliate of our general partner of $ million; and

•	provide us working capital of $ million.

We will not receive any proceeds from the sale of common units by the selling unitholder in this offering.

The net proceeds from any exercise by the underwriters of their option to purchase additional common units will be used to redeem from our parent a number of common units equal to the number of common units issued upon exercise of the option at a price per common unit equal to the net proceeds per common unit in this offering before expenses but after deducting underwriting discounts and the structuring fee.

Cash distributions	We intend to make a minimum quarterly distribution of $ per unit to the extent we have sufficient cash from operations after establishment of cash reserves and payment of fees and expenses, including payments to our general partner.

For the quarter in which this offering closes, we will pay a prorated distribution on our units covering the period from the completion of this offering through , 2013, based on the actual length of that period.

In general, we will pay any cash distributions we make each quarter in the following manner:

•	first, to the holders of common units, until each common unit has received a minimum quarterly distribution of $ plus any arrearages from prior quarters;

•	second, to the holders of subordinated units, until each subordinated unit has received a minimum quarterly distribution of $ ; and

•	third, to all unitholders, pro rata, until each unit has received a distribution of $ .

If cash distributions to our unitholders exceed $ per unit in any quarter, Apex and the controlling shareholders will receive increasing percentages, up to 50.0%, of the cash we distribute in excess of that amount. We refer to these distributions as “incentive distributions.” In certain circumstances, the holders of our incentive distribution rights have the right to reset the target distribution levels described above to higher levels based on our cash distributions at the time of the exercise of this reset election. Please read “Provisions of our Partnership Agreement Relating to Cash Distributions.”

If we do not generate sufficient available cash from operations, we may, but are under no obligation to, borrow funds to pay the minimum quarterly distribution to our unitholders.

The amount of pro forma available cash generated during the year ended December 31, 2012 would not have been sufficient to allow us to pay the minimum quarterly distribution on our common and subordinated units during those periods. Specifically, the amount of pro forma available cash generated during the year ended December 31, 2012 would have been sufficient to pay 100% of the aggregate minimum quarterly distribution on our common units during that period, but only % of the aggregate minimum quarterly distribution on our subordinated units during that period.

We believe, based on our financial forecast and related assumptions included in “Cash Distribution Policy and Restrictions on Distributions—Estimated Cash Available for Distribution for the Twelve Months Ending June 30, 2014” that we will have sufficient available cash to pay the aggregate minimum quarterly distribution of $ million on all of our common units and subordinated units for the twelve months ending June 30, 2014. However, we do not have a legal obligation to pay distributions at our minimum quarterly distribution rate or at any other rate except as provided in our partnership agreement, and there is no guarantee that we will make quarterly cash distributions to our unitholders. Please read “Cash Distribution Policy and Restrictions on Distributions.”

Subordinated units	Our parent initially will own, directly or indirectly, all of our subordinated units. The principal difference between our common units and subordinated units is that in any quarter during the subordination period, holders of the subordinated units are not entitled to receive any distribution until the common units have received the minimum quarterly distribution plus any arrearages in the payment of the minimum quarterly distribution from prior quarters. Subordinated units will not accrue arrearages.
Conversion of subordinated units	The subordination period will end on the first business day after we have earned and paid at least (1) $ (the minimum quarterly distribution on an annualized basis) on each outstanding common unit and subordinated unit for each of three consecutive, non-overlapping four quarter periods ending on or after , 2016 or (2) $ (150.0% of the annualized minimum quarterly distribution) on each outstanding common unit and subordinated unit and the incentive distribution rights for the four-quarter period immediately preceding that date, in each case provided there are no arrearages on our common units at that time.

The subordination period also will end upon the removal of our general partner other than for cause if no subordinated units or common units held by the holders of subordinated units or their affiliates are voted in favor of that removal.

When the subordination period ends, all subordinated units will convert into common units on a one-for-one basis, and all common units will no longer be entitled to arrearages. Please read “Provisions of our Partnership Agreement Relating to Cash Distributions—Subordinated Units and Subordination Period.”

Right to reset the target distribution levels

Apex and the controlling shareholders, as the initial holders of our incentive distribution rights, have the right, at any time when there are no subordinated units outstanding and they have received incentive distributions at the highest level to which they are entitled (50.0%) for each of the prior four consecutive whole fiscal quarters and the amount of each such distribution did not exceed the adjusted operating surplus for such quarter, to reset the initial target distribution levels at higher levels based on our cash distributions at the time of the exercise of the reset election. If Apex and the controlling shareholders transfer all or a portion of their incentive distribution rights in the future, then the holder or holders of a majority of our incentive distribution rights will be entitled to exercise this right. The following assumes that Apex and the controlling shareholders hold all of the incentive distribution rights at the time that a reset election is made. Following a reset election, the minimum quarterly distribution will be adjusted to equal the reset minimum quarterly distribution, and the target distribution levels will be reset to correspondingly higher levels based on the same percentage increases above the reset minimum quarterly distribution as the current target distribution levels.

If Apex and the controlling shareholders elect to reset the target distribution levels, they will be entitled to receive a number of common units equal to the number of common units that would have entitled them to an average aggregate quarterly cash distribution in the prior two quarters equal to the average of the distributions to Apex and the controlling shareholders on their respective incentive distribution rights in such prior two quarters. Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions—Right to Reset Incentive Distribution Levels.”

Issuance of additional units	Our partnership agreement authorizes us to issue an unlimited number of additional units without the approval of our unitholders. Please read “Units Eligible for Future Sale” and “The Partnership Agreement—Issuance of Additional Securities.”

Limited voting rights	Our general partner will manage and operate us. Unlike the holders of common stock in a corporation, our unitholders will have only limited voting rights on matters affecting our business. Our unitholders will have no right to elect our general partner or its directors on an annual or other continuing basis. Our general partner may not be removed except by a vote of the holders of at least 66 2/3% of the outstanding units, including any units owned by our general partner and its affiliates, voting together as a single class. Upon consummation of this offering, our parent will own an aggregate of % of our outstanding voting units (or % of our outstanding voting units, if the underwriters exercise their option to purchase additional common units in full). This will give our parent the ability initially to prevent the removal of our general partner. Please read “The Partnership Agreement—Voting Rights.”

Limited call right

If at any time our general partner and its affiliates own more than 80% of the outstanding common units, our general partner has the right, but not the obligation, to purchase all of the remaining common units at a price equal to the greater of (1) the average of the daily closing price of the common units over the 20 trading days preceding the date three days before notice of exercise of the call right is first mailed and (2) the highest per-unit price paid by our general partner or any of its affiliates for common units during the 90-day period preceding the date such notice is first mailed. Please read “The Partnership Agreement—Limited Call Right.”

Estimated ratio of taxable income to distributions	We estimate that if you own the common units you purchase in this offering through the record date for distributions for the period ending , 2016, you will be allocated, on a cumulative basis, an amount of federal taxable income for that period that will be less than % of the cash distributed to you with respect to that period. For example, if you receive an annual distribution of $ per unit, we estimate that your average allocable federal taxable income per year will be no more than approximately $ per unit. Thereafter, the ratio of allocable taxable income to cash distributions to you could substantially increase. Please read “Material Federal Income Tax Consequences—Tax Consequences of Unit Ownership” for the basis of this estimate.

Material federal income tax consequences	For a discussion of the material federal income tax consequences that may be relevant to prospective unitholders who are individual citizens or residents of the United States, please read “Material Federal Income Tax Consequences.”

Exchange listing	We intend to apply to list our common units on the NYSE, under the symbol “WPT.”

Summary Historical and Pro Forma Financial and Operating Data

We were formed in April 2013 and do not have historical financial statements. Therefore, in this prospectus we present the historical financial statements of Center Point Terminal Company, our predecessor. We refer to our predecessor for accounting purposes as “Predecessor.”

The following table should be read together with, and is qualified in its entirety by reference to, the historical and pro forma financial statements and the accompanying notes appearing elsewhere in this prospectus. Among other things, the historical and pro forma financial statements include more detailed information regarding the basis of presentation for the information in the following table. The table should also be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Use of Proceeds” and “Business.”

The summary historical financial data presented as of December 31, 2011 and 2012 is derived from the audited historical consolidated financial statements of our Predecessor that are included elsewhere in this prospectus.

The summary pro forma financial data presented as of and for the year ended December 31, 2012 is derived from our unaudited pro forma condensed consolidated financial statements included elsewhere in this prospectus. Our unaudited pro forma condensed consolidated financial statements give pro forma effect to the following:

•	the contribution to us by the selling unitholder and our parent of their respective ownership interests in Center Point Terminal Company and its assets and other related assets;

•	the issuance by us to the selling unitholder of common units;

•	the issuance by us to our parent of common units and subordinated units;

•	the issuance by us to our general partner of a 0.0% non-economic general partner interest;

•	the issuance by us to the controlling shareholders and Apex of the incentive distribution rights in us; and

•

the issuance by us to the public of              common units and the use of the net proceeds from this offering (assuming a price of $         per common unit, the midpoint of the price range set forth on the cover of this prospectus) as described under “Use of Proceeds.”

The rates we will charge Apex under the agreements are consistent with pricing during the year ended December 31, 2012. Accordingly, no adjustments have been made in the pro forma financial information included in this prospectus to give effect to the agreements.

For a detailed discussion of the summary historical consolidated financial information contained in the following table, please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The following table should also be read in conjunction with “Use of Proceeds” and our historical and pro forma financial statements included elsewhere in this prospectus. Among other things, the historical consolidated and unaudited pro forma financial statements include more detailed information regarding the basis of presentation for the information in the following table.

The following table presents a non-GAAP financial measure, Adjusted EBITDA, which we use in our business because it is an important supplemental measure of our performance and liquidity. Adjusted EBITDA represents net income (loss) before interest expense, income tax expense and depreciation and amortization expense, as further adjusted to remove gain or loss on investments and on the disposition of assets. This measure is not calculated or presented in accordance with generally accepted accounting principles, or GAAP. We explain this measure under “—Non-GAAP Financial Measure” and reconcile it to its most directly comparable financial measures calculated and presented in accordance with GAAP.

	Predecessor Historical		Pro Forma
	Year Ended December 31,		Year Ended December 31, 2012
	2011	2012
	(In thousands except operating data)
Statements of Operations Data:
Revenues:
Third parties	$53,000	$52,591	$52,591
Affiliates	21,766	21,518	21,518

	74,766	74,109	74,109
Operating expenses:
Operating expenses	22,203	24,108	23,980
Selling, general and administrative (1)	2,350	2,723	2,703
Depreciation and amortization	14,234	15,363	15,361
Loss on disposition of assets	—	476	476
Total operating expenses	38,787	42,670	42,520

Income from operations	35,979	31,439	31,589

Other income (expense):
Interest expense and other	(663)	(498)	(580)
Interest and dividend income	1,287	135	25
Gain (loss) on investments and other—net	(536)	368	—

Income before income taxes	36,067	31,444	31,034

Provision for income taxes	588	524	80

Net income	$35,479	$30,920	$30,954
Net income attributable to noncontrolling interest	(1,267)	(867)	(867)

Net income attributable to shareholder/unitholders	34,212	30,053	30,087

Balance Sheet Data (at period end):
Property, plant and equipment, less accumulated depreciation	$115,825	$116,440	$114,438
Total assets	127,919	134,151
Total liabilities	18,156	15,721	634
Total shareholder’s/partners’ equity	109,763	118,430
Cash Flow Data:
Net cash provided by (used in):
Operating activities	$45,392	$44,912
Investing activities	(1,112)	(18,413)
Financing activities	(66,139)	(25,825)
Other Financial Data:
Adjusted EBITDA (1)(2)	$48,946	$46,411	$46,559
Capital expenditures:
Maintenance capital expenditures (3)	$9,441	$4,616	$4,616
Expansion capital expenditures (4)	1,880	11,828	10,001

Total	$11,321	$16,444	$14,617

Operating Data:
Available storage capacity, end of period (mbbls)	11,200	11,200	11,200
Terminal throughput (mbpd)	66,727	82,152	82,152

(1)	Pro forma selling, general and administrative expenses do not give effect to annual incremental selling, general and administrative expenses of approximately $ million that we expect to incur as a result of being a publicly traded partnership.

(2)	Adjusted EBITDA is defined in “—Non-GAAP Financial Measure” below.

(3)	Maintenance capital expenditures are those capital expenditures required to maintain our long-term operating capacity or operating income.

(4)	Expansion capital expenditures are capital expenditures made to increase the long-term operating capacity of our asset base whether through construction or acquisitions.

Non-GAAP Financial Measure

We define Adjusted EBITDA as net income (loss) before net interest expense, income tax expense and depreciation and amortization expense, as further adjusted to remove gain or loss on investments and on the disposition of assets. Adjusted EBITDA is not a presentation made in accordance with GAAP.

Adjusted EBITDA is a non-GAAP supplemental financial measure that management and external users of our consolidated financial statements, such as industry analysts, investors, lenders and rating agencies, may use to assess:

•	our operating performance as compared to other publicly traded partnerships in the midstream energy industry, without regard to historical cost basis or financing methods;

•	the ability of our assets to generate sufficient cash flow to make distributions to our unitholders;

•	our ability to incur and service debt and fund capital expenditures; and

•	the viability of acquisitions and other capital expenditure projects and the returns on investment in various opportunities.

We believe that the presentation of Adjusted EBITDA will provide useful information to investors in assessing our financial condition and results of operations. The GAAP measures most directly comparable to Adjusted EBITDA are net income and net cash provided by operating activities. Our non-GAAP financial measure of Adjusted EBITDA should not be considered as an alternative to GAAP net income or net cash provided by operating activities. Adjusted EBITDA has important limitations as an analytical tool because it excludes some but not all items that affect net income. You should not consider Adjusted EBITDA in isolation or as a substitute for analysis of our results as reported under GAAP. Because Adjusted EBITDA may be defined differently by other companies in our industry, our definitions of Adjusted EBITDA may not be comparable to similarly titled measures of other companies, thereby diminishing its utility.

The following table presents a reconciliation of Adjusted EBITDA to the most directly comparable GAAP financial measures, on a historical basis and pro forma basis, as applicable, for each of the periods indicated.

	Predecessor Historical		Pro Forma
	Year Ended December 31,		Year Ended December 31,
	2011	2012	2012
	(In thousands)
Reconciliation of Adjusted EBITDA to net income:
Net income attributable to shareholder/unitholders	$34,212	$30,053	$30,087
Depreciation and amortization	14,234	15,363	15,361
Provision (benefit) for income taxes	588	524	80
Interest expense and other	663	498	580
Interest and dividend income	(1,287)	(135)	(25)
Loss on disposition of assets	—	476	476
(Gain) loss on investments and other—net	536	(368)	—

Adjusted EBITDA	$48,946	$46,411	$46,559

Reconciliation of Adjusted EBITDA to net cash provided by operating activities:
Net cash flows from operating activities	$45,392	$44,912
Changes in assets and liabilities that provided cash	4,840	1,578
Deferred income taxes	17	(99)
Provision (benefit) for income taxes	588	524
Interest expense and other	663	498
Interest and dividend income	(1,287)	(135)

Adjusted EBITDA	$50,213	$47,278

RISK FACTORS

Investing in our common units involves a high degree of risk. You should carefully consider the risks described below with all of the other information included in this prospectus before deciding to invest in our common units. Limited partner interests are inherently different from the capital stock of a corporation, although many of the business risks to which we are subject are similar to those that would be faced by a corporation engaged in a similar business. If any of the following risks actually occur, they may materially harm our business and our financial condition and results of operations. In this event, we might not be able to pay distributions on our common units, the trading price of our common units could decline, and you could lose part or all of your investment.

Risks Inherent in Our Business

We may not have sufficient cash from operations following the establishment of cash reserves and payment of costs and expenses, including cost reimbursements to our general partner, to enable us to pay the minimum quarterly distribution to our unitholders.

We may not have sufficient cash each quarter to pay the full amount of our minimum quarterly distribution of $        per unit, or $        per unit per year, which will require us to have available cash of approximately $        million per quarter, or $        million per year, based on the number of common and subordinated units to be outstanding after the completion of this offering. The amount of cash we can distribute on our common and subordinated units principally depends upon the amount of cash we generate from our operations, which will fluctuate from quarter to quarter based on, among other things:

•	the volumes of light refined products, heavy refined products and crude oil we handle;

•	the terminaling and storage fees with respect to volumes that we handle;

•

damage to pipelines facilities, related equipment and surrounding properties caused by hurricanes, earthquakes, floods, fires, severe weather, explosions and other natural disasters and acts of terrorism;

•	leaks or accidental releases of products or other materials into the environment, whether as a result of human error or otherwise;

•	planned or unplanned shutdowns of the refineries and industrial production facilities owned by or supplying our customers;

•	prevailing economic and market conditions;

•	difficulties in collecting our receivables because of credit or financial problems of customers;

•	the effects of new or expanded health, environmental and safety regulations;

•	governmental regulation, including changes in governmental regulation of the industries in which we operate;

•	changes in tax laws;

•	weather conditions; and

•	force majeure.

In addition, the actual amount of cash we will have available for distribution will depend on other factors, some of which are beyond our control, including:

•	the level of capital expenditures we make;

•	the cost of acquisitions;

•	our debt service requirements and other liabilities;

•	fluctuations in our working capital needs;

•	our ability to borrow funds and access capital markets;

•	restrictions contained in debt agreements to which we are a party; and

•	the amount of cash reserves established by our general partner.

For a description of additional restrictions and factors that may affect our ability to pay cash distributions, please read “Cash Distribution Policy and Restrictions on Distributions.”

On a pro forma basis, we would not have had sufficient cash available for distribution to pay the full minimum quarterly distribution on all of our units for the year ended December 31, 2012.

We must generate approximately $        million of cash available for distribution to pay the aggregate minimum quarterly distributions for four quarters on all units that will be outstanding immediately following this offering. The amount of pro forma cash available for distribution generated during the year ended December 31, 2012 was $        million, which would have allowed us to pay 100% of the aggregate minimum quarterly distribution on all of our common units during that period, but only         % of the aggregate minimum quarterly distribution on our subordinated units during that period. For a calculation of our ability to make cash distributions to our unitholders based on our historical as adjusted results, please read “Cash Distribution Policy and Restrictions on Distributions.” If we are not able to generate additional cash for distribution to our unitholders in future periods, we may not be able to pay the full minimum quarterly distribution or any amount on our common or subordinated units, in which event the market price of our common units may decline materially.

The assumptions underlying our forecast of cash available for distribution included in “Cash Distribution Policy and Restrictions on Distributions” are inherently uncertain and subject to significant business, economic, financial, regulatory and competitive risks and uncertainties that could cause cash available for distribution to differ materially from our estimates.

The forecast of cash available for distribution set forth in “Cash Distribution Policy and Restrictions on Distributions” includes our forecast of our results of operations and cash available for distribution for the twelve months ending June 30, 2014. Our ability to pay the full minimum quarterly distribution in the forecast period is based on a number of assumptions that may not prove to be correct, which are discussed in “Cash Distribution Policy and Restrictions on Distributions.”

Our forecast of cash available for distribution has been prepared by management, and we have not received an opinion or report on it from any independent registered public accountants. The assumptions underlying our forecast of cash available for distribution are inherently uncertain and are subject to significant business, economic, financial, regulatory and competitive risks and uncertainties that could cause cash available for distribution to differ materially from that which is forecasted. If we do not achieve our forecasted results, we may be unable to pay the minimum quarterly distribution or any amount on our common units or subordinated units, in which event the market price of our common units may decline materially. Please read “Cash Distribution Policy and Restrictions on Distributions.”

The amount of cash we have available for distribution to holders of our common and subordinated units depends primarily on our cash flow rather than on our profitability, which may prevent us from making distributions, even during periods in which we record net income.

The amount of cash we have available for distribution depends primarily upon our cash flow and not solely on profitability, which will be affected by non-cash items. As a result, we may make cash distributions during periods when we record losses for financial accounting purposes and may not make cash distributions during periods when we record net earnings for financial accounting purposes.

Our business would be adversely affected if the operations of our customers experienced significant interruptions. In certain circumstances, the obligations of many of our key customers under their terminal services agreements may be reduced, suspended or terminated, which would adversely affect our financial condition and results of operations.

We are dependent upon the uninterrupted operations of certain facilities owned or operated by third parties, such as the pipelines, barges and retail fuel distribution assets, as well as refineries and other production facilities that produce products we handle. Any significant interruption at these facilities or inability to transport products to or from these facilities or to or from our customers for any reason would adversely affect our results of operations, cash flow and ability to make distributions to our unitholders. Operations at our facilities and at the facilities owned or operated by our customers and their suppliers could be partially or completely shut down, temporarily or permanently, as the result of any number of circumstances that are not within our control, such as:

•	catastrophic events, including hurricanes and floods;

•	explosion, breakage, accidents to machinery, storage tanks or facilities;

•	environmental remediation;

•	labor difficulties; and

•	disruptions in the supply of products to or from our facilities, including the failure of third party pipelines or other facilities.

Additionally, terrorist attacks and acts of sabotage could target oil and gas production facilities, refineries, processing plants, terminals and other infrastructure facilities.

Our terminal services agreements with many of our key customers provide that, if any of a number of events occur, including certain of those events described above, which we refer to as events of force majeure, and the event significantly delays or renders performance impossible with respect to a facility, usually for a specified minimum period of days, our customer’s obligations would be temporarily suspended with respect to that facility. In that case, a customer’s fixed storage services fees may be reduced or suspended, even if we are contractually restricted from recontracting out the storage space in question during such force majeure period, or the contract may be subject to termination. There can be no assurance that we are adequately insured against such risks. As a result, our revenue and results of operations could be materially adversely affected.

Our financial results depend on the demand for the light refined products, heavy refined products, crude oil and other related services that we perform at our terminals, among other factors, and general economic downturns could result in lower demand for these products for a sustained period of time.

Any sustained decrease in demand for light refined products, heavy refined products and crude oil related services in the markets served by our terminals could result in a significant reduction in storage usage in our terminals, which would reduce our cash flow and our ability to make distributions to our unitholders. Our financial results may also be affected by uncertain or changing economic conditions within certain regions, including the challenges that are currently affecting economic conditions in the entire United States. If economic and market conditions remain uncertain or adverse conditions persist, spread or deteriorate further, we may experience material impacts on our business, financial condition and results of operations.

Other factors that could lead to a decrease in market demand include:

•	the impact of weather on demand for refined petroleum products and crude oil;

•	the level of domestic oil and gas production, both on a stand-alone basis and as compared to the level of foreign oil and gas production;

•	the level of foreign oil and gas production and any disruption of those supplies;

•	higher fuel taxes or other governmental or regulatory actions that increase, directly or indirectly, the cost of gasoline and diesel;

•	an increase in automotive engine fuel economy, whether as a result of a shift by consumers to more fuel-efficient vehicles or technological advances by manufacturers;

•

the increased use of alternative fuel sources, such as ethanol, biodiesel, fuel cells and solar, electric and battery-powered engines. Current laws will require a significant increase in the quantity of ethanol and biodiesel used in transportation fuels between now and 2022. Such an increase could have a material impact on the volume of fuels loaded at our terminals; and

•

an increase in the market price of crude oil that leads to higher refined petroleum product prices, which may reduce demand for refined petroleum products and drive demand for alternative products. Market prices for refined products and crude oil are subject to wide fluctuation in response to changes in global and regional supply that are beyond our control, and increases in the price of crude oil may result in a lower demand for refined petroleum products.

Any decrease in supply and marketing activities may result in reduced storage volumes at our terminal facilities, which would adversely affect our financial condition and results of operations.

We depend on Apex and a relatively limited number of our other customers for a significant portion of our revenues. The loss of, or material nonpayment or nonperformance by, Apex or any one or more of our other customers could adversely affect our ability to make cash distributions to you.

A significant percentage of our revenue is attributable to a relatively limited number of customers, including Apex. Our top ten customers accounted for approximately 84% of our revenue for the year ended December 31, 2012, including Apex, which accounted for approximately 28% of our revenue for the year ended December 31, 2012.

Because of Apex’s position as a major customer of our business, events which adversely affect Apex’s creditworthiness or business operations may adversely affect our financial condition or results of operations. If Apex is unable to meet its minimum volume commitment for any reason, then our revenues would decline and our ability to make distributions to our unitholders would be reduced. Therefore, we are indirectly subject to the business risks of Apex, many of which are similar to the business risks we face. In addition, if we acquire additional terminals from Apex pursuant to our right of first offer or otherwise, the percentage of our revenue generated by Apex may increase. In particular, these business risks include the following:

•	Apex’s inability to negotiate favorable terms with its distribution and marketing customers;

•	contract non-performance by Apex’s customers;

•

Apex and our customers’ inability to obtain financing on reasonable terms. Apex has a working capital credit facility that provides common terms and conditions pursuant to which individual banks that are a party to the facility may choose to make loans to it from time to time; however, no lender has an obligation to make any additional future loans to Apex;

•	a material decline in refined product supplies, which could increase Apex’s terminaling, storage and throughput costs on a per-barrel basis; and

•	various operational risks to which Apex’s business is subject.

In addition, some of our customers may have material financial and liquidity issues or may, as a result of operational incidents or other events, be disproportionately affected as compared to larger, better capitalized companies. Any material nonpayment or nonperformance by any of our key customers could have a material adverse effect on our revenue and cash flows and our ability to make cash distributions to our unitholders. We expect our exposure to concentrated risk of non-payment or non-performance to continue as long as we remain substantially dependent on a relatively limited number of customers for a substantial portion of our revenue.

If Apex satisfies only its minimum obligations under, or if we are unable to renew or extend, the terminaling services agreements we have with it, our ability to make distributions to our unitholders will be reduced.

Apex is not obligated to use our services with respect to volumes of refined products or crude oil in excess of the minimum storage commitments contemplated by the base storage services fees under its terminaling services agreements with us. The terms of Apex’s obligations under these agreements range from one to five years based on the terminal location. If Apex fails to use our facilities and services after expiration of the applicable commitment and we are unable to generate additional revenues from third parties, our ability to make cash distributions to unitholders will be reduced.

Apex’s or our parent’s level of indebtedness could adversely affect our ability to grow our business, our ability to make cash distributions to our unitholders and our credit ratings and profile.

A high level of indebtedness at Apex increases the risk that it may default on its obligations, including under its terminaling services agreements with us. Apex partially finances its operations through working capital borrowings, which may at times be significant. The covenants contained in the agreements governing Apex’s and our parent’s outstanding and future indebtedness may limit their ability to make certain investments or to sell assets, which also may reduce their ability to sell additional assets to us.

We are exposed to the credit risk of our customers, and any material nonpayment or nonperformance by our key customers could adversely affect our financial results and cash available for distribution.

We are subject to the risk of loss resulting from nonpayment or nonperformance by our customers. Approximately 84% of our revenues for the year ended December 31, 2012 were attributable to our ten largest customers. Our credit procedures and policies may not be adequate to fully eliminate customer credit risk. If we fail to adequately assess the creditworthiness of existing or future customers or unanticipated deterioration in their creditworthiness, any resulting increase in nonpayment or nonperformance by them and our inability to re-market or otherwise use the storage capacity could have a material adverse effect on our business, financial condition, results of operations and ability to pay distributions to our unitholders.

Our operations are subject to operational hazards and unforeseen interruptions, including interruptions from hurricanes, floods or severe storms, for which we may not be adequately insured.

A majority of our operations are currently located in the Gulf Coast, Midwest and East Coast regions and are subject to operational hazards and unforeseen interruptions, including interruptions from hurricanes, floods or severe storms, which have historically impacted such regions with some regularity. For example, operations at our Newark terminal were suspended for 23 days as a result of Hurricane Sandy in 2012. We may also be affected by factors such as adverse weather, accidents, fires, explosions, hazardous materials releases, mechanical failures, disruptions in supply infrastructure or logistics and other events beyond our control. In addition, our operations are exposed to other potential natural disasters, including tornadoes, storms, floods and earthquakes. If any of these events were to occur, we could incur substantial losses because of personal injury or loss of life, severe damage to and destruction of property and equipment, and pollution or other environmental damage resulting in curtailment or suspension of our related operations.

We are not fully insured against all risks incident to our business. Certain of the insurance policies covering entities and their operations that will be contributed to us as a part of our initial public offering also provide coverage to entities that will not be contributed to us. The coverage available under those insurance policies has historically been allocated among the entities that will be contributed to us and the entities that will not be contributed to us. This allocation may result in limiting the amount of recovery available to us for purposes of covered losses.

Furthermore, we may be unable to maintain or obtain insurance of the type and amount we desire at reasonable rates. As a result of market conditions, premiums and deductibles for certain of our insurance policies have increased and could escalate further. In addition sub-limits have been imposed for certain risks. In some instances, certain insurance could become unavailable or available only for reduced amounts of coverage. If we were to incur a significant liability for which we are not fully insured, it could have a material adverse effect on our financial condition, results of operations and cash available for distribution to unitholders.

Reduced volatility in energy prices, certain market structures (including backwardated markets) or new government regulations could discourage our storage customers from holding positions in refined petroleum products or crude oil, which could adversely affect the demand for our storage services.

We have constructed and continue to construct new storage facilities in response to increased customer demand for storage. Many of our competitors have also built new storage facilities. The demand for new storage has resulted in part from our customers’ desire to have the ability to take advantage of profit opportunities created by volatility in the prices of refined petroleum products and crude oil. A condition in which future prices of refined products and crude oil are higher than the then-current prices, also called market contango, is favorable to commercial strategies that are associated with storage capacity as it allows a party to simultaneously purchase refined petroleum products or crude oil at current prices for storage and sell at higher prices for future delivery. Wide contango spreads combined with price structure volatility generally have a favorable impact on our results. If the price of refined products and crude oil is lower in the future than the then current price, also called market backwardation, there is little incentive to store these commodities as current prices are above future delivery prices. In either case, margins can be improved when prices are volatile. The periods between these two market structures are referred to as transition periods. If the market is in a backwardated to transitional structure, our results from operations may be less than those generated during the more favorable contango market conditions. If the prices of refined products and crude oil become relatively stable, or if federal and/or state regulations are passed that discourage our customers from storing those commodities, demand for our storage services could decrease, in which case we may be unable to renew contracts for our storage services or be forced to reduce the rates we charge for our storage services, either of which would reduce the amount of cash we generate.

Some of our current terminal services agreements are automatically renewing on a short-term basis, and may be terminated at the end of the current renewal term upon requisite notice. If one or more of our current terminal services agreements is terminated and we are unable to secure comparable alternative arrangements, our financial condition and results of operations will be adversely affected.

Some of our terminal services agreements currently in effect are operating in the automatic renewal phase of the contract that begins upon the expiration of the primary contract term. Our terminal services agreements generally have primary contract terms that range from one year to five years. Upon expiration of the primary contract term, these agreements renew automatically for successive renewal terms that range from one to three years unless earlier terminated by either party upon the giving of the requisite notice, generally ranging from one to 12 months prior to the expiration of the applicable renewal term. As of April 30, 2013, after giving effect to our new terminaling services agreements with Apex, the capacity-weighted average remaining term of our terminaling services agreements was approximately 2.4 years. Terminal services agreements that account for an aggregate of 22% of our expected revenues for the twelve months ending June 30, 2014 could be terminated by our customers without penalty within the same period. If any one or more of our terminal services agreements is terminated and we are unable to secure comparable alternative arrangements, we may not be able to generate sufficient additional revenue from third parties to replace any shortfall in revenue or increase in costs. Additionally, we may incur substantial costs if modifications to our terminals are required by a new or renegotiated terminal services agreement. The occurrence of any one or more of these events could have a material impact on our financial condition and results of operations.

Competition from other terminals that are able to supply our customers with comparable storage capacity at a lower price could adversely affect our financial condition and results of operations.

We face competition from other terminals that may be able to supply our customers with integrated terminaling services on a more competitive basis. We compete with national, regional and local terminal and storage companies, including major integrated oil companies, of widely varying sizes, financial resources and experience. Many of these competitors have significantly greater financial resources than we have. Our ability to compete could be harmed by factors we cannot control, including:

•	our competitors’ construction of new assets or redeployment of existing assets in a manner that would result in more intense competition in the markets we serve;

•	the perception that another company may provide better service; and

•	the availability of alternative supply points or supply points located closer to our customers’ operations.

Any combination of these factors could result in our customers utilizing the assets and services of our competitors instead of our assets and services, or our being required to lower our prices or increase our costs to retain our customers, either of which could adversely affect our results of operations, financial position or cash flows, as well as our ability to pay cash distributions to our unitholders.

Our expansion of existing assets and construction of new assets may not result in revenue increases and will be subject to regulatory, environmental, political, legal and economic risks, which could adversely affect our operations and financial condition.

A portion of our strategy to grow and increase distributions to unitholders is dependent on our ability to expand existing assets and to construct additional assets. The construction of a new terminal, or the expansion of an existing terminal, such as by increasing storage capacity or otherwise, involves numerous regulatory, environmental, political and legal uncertainties, most of which are beyond our control. Moreover, we may not receive sufficient long-term contractual commitments from customers to provide the revenue needed to support such projects. As a result, we may construct new facilities that are not able to attract enough customers to achieve our expected investment return, which could adversely affect our results of operations and financial condition and our ability to make distributions to our unitholders.

If we undertake these projects, they may not be completed on schedule or at all or at the budgeted cost. We may be unable to negotiate acceptable interconnection agreements with third party pipelines to provide destinations for increased storage services. Even if we receive sufficient multi-year contractual commitments from customers to provide the revenue needed to support such projects and we complete our construction projects as planned, we may not realize an increase in revenue for an extended period of time. For instance, if we build a new terminal, the construction will occur over an extended period of time, generally 12 to 24 months, and we will not receive any material increases in revenues until after completion of the project. Any of these circumstances could adversely affect our results of operations and financial condition and our ability to make distributions to our unitholders.

If we are unable to make acquisitions on economically acceptable terms, our future growth would be limited, and any acquisitions we make may reduce, rather than increase, our cash generated from operations on a per unit basis.

A portion of our strategy to grow our business and increase distributions to unitholders is dependent on our ability to make acquisitions that result in an increase in our cash available for distribution per unit. If we are unable to make acquisitions from third parties or our sponsors because we are unable to identify attractive acquisition candidates or negotiate acceptable purchase contracts, we are unable to obtain financing for these acquisitions on economically acceptable terms or we are outbid by competitors, our future growth and ability to increase distributions will be limited. Furthermore, even if we do consummate acquisitions that we believe will be accretive, they may in fact result in a decrease in our cash available for distribution per unit. Any acquisition involves potential risks, some of which are beyond our control, including, among other things:

•	mistaken assumptions about revenues and costs, including synergies;

•	an inability to integrate successfully the businesses we acquire;

•	an inability to hire, train or retain qualified personnel to manage and operate our business and newly acquired assets;

•	the assumption of unknown liabilities;

•	limitations on rights to indemnity from the seller;

•	mistaken assumptions about the overall costs of equity or debt;

•	the diversion of management’s attention from other business concerns;

•	unforeseen difficulties operating in new product areas or new geographic areas; and

•	customer or key employee losses at the acquired businesses.

If we consummate any future acquisitions, our capitalization and results of operations may change significantly, and unitholders will not have the opportunity to evaluate the economic, financial and other relevant information that we will consider in determining the application of these funds and other resources.

Our right of first offer to acquire certain of Apex’s existing terminal assets and certain assets that it may acquire or construct in the future is subject to risks and uncertainty, and ultimately we may not acquire any of those assets.

Our omnibus agreement provides us with a right of first offer on Apex’s existing terminal assets and certain assets that it may acquire or construct in the future, subject to certain exceptions. The consummation and timing of any future acquisitions pursuant to this right will depend upon, among other things, Apex’s willingness to offer a subject asset for sale and obtain any necessary consents, the determination that the asset is suitable for our business at that particular time, our ability to agree on a mutually acceptable price, our ability to negotiate an acceptable purchase agreement and terminal services agreement with respect to the asset and our ability to obtain financing on acceptable terms. We can offer no assurance that we will be able to successfully consummate any future acquisitions pursuant to our right of first offer, and Apex is under no obligation to accept any offer that we may choose to make. In addition, we may decide not to exercise our right of first offer if and when any assets are offered for sale, and our decision will not be subject to unitholder approval. Please read “Certain Relationships and Related Party Transactions—Agreements Governing the Transactions—Omnibus Agreement.”

Our operations are subject to federal and state laws and regulations relating to product quality specifications, and we could be subject to damages based on claims brought against us by our customers or lose customers as a result of the failure of products we distribute to meet certain quality specifications.

Various federal and state agencies prescribe specific product quality specifications for refined products, including vapor pressure, sulfur content, ethanol content and biodiesel content. Changes in product quality specifications or blending requirements could reduce our product volumes at our terminals, require us to incur additional handling costs or require capital expenditures. For example, mandated increases in use of renewable fuels could require the construction of additional storage and blending equipment. If we are unable to recover these costs through increased revenues, our cash flows and ability to pay cash distributions to our unitholders could be adversely affected. Violations of product quality laws attributable to our operations could subject us to significant fines and penalties as well as negative publicity. In addition, changes in the quality of the products we receive on our pipeline system could reduce or eliminate our ability to blend products.

We have a responsibility to ensure the quality and purity of the products loaded at our loading racks. Off-specification product distributed for public use, even if not a violation of specific product quality laws, could result in poor engine performance or even engine damage. This type of incident could result in liability claims regarding damages caused by the off-specification fuel or could result in negative publicity, impacting our ability to retain existing customers or to acquire new customers, any of which could have a material adverse impact on our results of operations and cash flows.

Revenues we generate from excess storage fees vary based upon the product volume handled at our terminals and the activity levels of our customers. Any short- or long-term decrease in the demand for the light refined products, heavy refined products and crude oil we handle, or any interruptions to the operations of certain of our customers, could reduce the amount of cash we generate and adversely affect our ability to make distributions to our unitholders.

For the year ended December 31, 2012, we generated approximately 2% of our revenues from excess storage fees, which our storage customers pay us to receive product volume on their behalf that exceeds the base storage services contemplated in their agreed upon monthly storage services fee.

The revenues we generate from excess storage fees vary based upon the product volume accepted at or withdrawn from our terminals, and our customers are not obligated to pay us any excess storage fees unless we move product volume across our pipelines or docks on their behalf. If one or more of our customers were to slow or suspend its operations, or otherwise experience a decrease in demand for our services, our revenues under our agreements with such customers would be reduced or suspended, resulting in a decrease in the revenues we generate.

Any reduction in the capability of our customers to obtain access to barge facilities, third party pipelines or other transportation facilities, or to continue utilizing them at current costs, could cause a reduction of volumes transported through our terminals.

Many users of our terminals are dependent upon third party barge operations, pipelines or other transportation providers to receive and deliver light refined products, heavy refined products and crude oil. Any interruptions or reduction in the capabilities of these modes of transportation would result in reduced volumes transported through our terminals. Similarly, increased demand for these services could result in reduced allocations to our existing customers, which also could reduce volumes transported through our terminals. Allocation reductions of this nature are not infrequent and are beyond our control. In addition, if the costs to us or our storage service customers to transport refined products or crude oil significantly increase, our profitability could be reduced. Any such increases in cost, interruptions or allocation reductions that, individually or in the aggregate, are material or continue for a sustained period of time could have a material adverse effect on our financial position, results of operations or cash flows.

Many of our terminal and storage assets have been in service for several decades, which could result in increased maintenance or remediation expenditures, which could adversely affect our business, results of operations, financial condition and our ability to make cash distributions to our unitholders.

Our terminal and storage assets are generally long-lived assets. As a result, some of those assets have been in service for many decades. The age and condition of these assets could result in increased maintenance or remediation expenditures. Any significant increase in these expenditures could adversely affect our business, results of operations, financial condition and our ability to make cash distributions to our unitholders.

We may incur significant costs and liabilities in complying with environmental, health and safety laws and regulations, which are complex and frequently changing.

Our operations involve the transport and storage of light refined products, heavy refined products and crude oil and are subject to federal, state, and local laws and regulations governing, among other things, the gathering, storage, handling and transportation of petroleum and hazardous substances, the emission and discharge of materials into the environment, the generation, management and disposal of wastes, and other matters otherwise relating to the protection of the environment. Our operations are also subject to various laws and regulations relating to occupational health and safety. Compliance with this complex array of federal, state, and local laws and implementing regulations is difficult and may require significant capital expenditures and operating costs to mitigate or prevent pollution. Moreover, our business is inherently subject to accidental spills, discharges or other releases of petroleum or hazardous substances into the environment and neighboring areas, for which we may incur substantial liabilities to investigate and remediate. Failure to comply with applicable environmental, health, and safety laws and regulations may result in the assessment of sanctions, including administrative, civil or criminal penalties, permit revocations, and injunctions limiting or prohibiting some or all of our operations.

We cannot predict what additional environmental, health, and safety legislation or regulations will be enacted or become effective in the future or how existing or future laws or regulations will be administered or interpreted with respect to our operations. Many of these laws and regulations are becoming increasingly stringent, and the cost of compliance with these requirements can be expected to increase over time. These expenditures or costs for environmental, health, and safety compliance could have a material adverse effect on our financial condition, results of operations or cash flows.

We could incur significant costs and liabilities in responding to contamination that occurs at our facilities.

Our terminal facilities have been used for transportation, storage and distribution of light refined products, heavy refined products and crude oil for many years. Although we have utilized operating and disposal practices that were standard in the industry at the time, hydrocarbons and wastes from time to time may have been spilled or released on or under the terminal properties. In addition, the terminal properties were previously owned and operated by other parties and those parties from time to time also may have spilled or released hydrocarbons or wastes. The terminal properties are subject to federal, state and local laws that impose investigatory and remedial obligations, some of which are joint and several or strict liability obligations without regard to fault, to address and prevent environmental contamination. We may incur significant costs and liabilities in responding to any soil and groundwater contamination that occurs on our properties, even if the contamination was caused by prior owners and operators of our facilities.

Climate change legislation or regulations restricting emissions of greenhouse gases could result in increased operating and capital costs and reduced demand for our storage services.

There is a growing belief that emissions of greenhouse gases, or GHGs, such as carbon dioxide and methane, may be linked to climate change. Climate change and the costs that may be associated with its impacts and the regulation of GHGs have the potential to affect our business in many ways, including negatively impacting the costs we incur in providing our services and the demand for our services (due to change in both costs and weather patterns).

In recent years, the U.S. Congress has from time to time considered adopting legislation to reduce emissions of GHGs and almost one-half of the states have already taken legal measures to reduce emissions of GHGs primarily through the planned development of GHG emission inventories and/or regional GHG cap and trade programs. Most of these cap and trade programs work by requiring major sources of emissions, such as electric power plants, or major producers of fuels, such as refineries and gas processing plants, to acquire and surrender emission allowances. The number of allowances available for purchase is reduced each year in an effort to achieve the overall GHG emission reduction goal.

Depending on the scope of a particular program, we could be required to purchase and surrender allowances for GHG emissions resulting from our operations. Although most of the state-level initiatives have to date been focused on large sources of GHG emissions, such as electric power plants, it is possible that smaller sources such as our operations could become subject to GHG-related regulation. Depending on the particular program, we could be required to control emissions or to purchase and surrender allowances for GHG emissions resulting from our operations. Independent of Congress, the EPA has adopted regulations controlling GHG emissions under its existing Clean Air Act authority. For example, on December 15, 2009, the EPA officially published its findings that emissions of carbon dioxide, methane and other GHGs present an endangerment to human health and the environment because emissions of such gases are, according to the EPA, contributing to warming of the earth’s atmosphere and other climatic changes. These findings by the EPA allow the agency to proceed with the adoption and implementation of regulations that would restrict emissions of greenhouse gases under existing provisions of the federal Clean Air Act. In 2009, the EPA adopted rules regarding regulation of GHG emissions from motor vehicles. In 2010, EPA also issued a final rule, known as the “Tailoring Rule,” that makes certain large stationary sources and modification projects subject to permitting requirements for greenhouse gas emissions under the Clean Air Act. In addition, on September 22, 2009, the EPA issued a final rule requiring the reporting of greenhouse gas emissions from specified large greenhouse gas emission sources in the U.S. beginning in 2011 for emissions occurring in 2010. None of our facilities currently generate enough greenhouse gasses to be subject to this reporting requirement under this rule, but we could become subject to such reporting requirements in the future.

Although it is not possible at this time to accurately estimate how potential future laws or regulations addressing greenhouse gas emissions would impact our business, any future federal laws or implementing regulations that may be adopted to address greenhouse gas emissions could require us to incur increased operating costs and could adversely affect demand for the refined products and crude oil we store. The potential increase in the costs of our operations resulting from any legislation or regulation to restrict emissions of greenhouse gases could include new or increased costs to operate and maintain our facilities, install new emission controls on our facilities, acquire allowances to authorize our greenhouse gas emissions, pay any taxes related to our greenhouse gas emissions and administer and manage a greenhouse gas emissions program. While we may be able to include some or all of such increased costs in the rates charged for our services, such recovery of costs is uncertain. Moreover, incentives to conserve energy or use alternative energy sources could reduce demand for our services. We cannot predict with any certainty at this time how these possibilities may affect our operations. Many scientists have concluded that increasing concentrations of GHGs in the Earth’s atmosphere may produce climate change that could have significant physical effects, such as increased frequency and severity of storms, droughts, and floods and other climatic events; if such effects were to occur, they could have an adverse effect on our operations.

Debt we incur in the future may limit our flexibility to obtain financing and to pursue other business opportunities.

Upon the closing of this offering, we expect to have approximately $         million available for future borrowings under our revolving credit facility. Our future level of debt could have important consequences to us, including the following:

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our ability to obtain additional financing, if necessary, for working capital, capital expenditures, acquisitions or other purposes may be impaired or such financing may not be available on favorable terms;

•	our funds available for operations, future business opportunities and cash distributions to unitholders will be reduced by that portion of our cash flow required to make interest payments on our debt;

•	we may be more vulnerable to competitive pressures or a downturn in our business or the economy generally; and

•	our flexibility in responding to changing business and economic conditions may be limited.

Our ability to service our debt will depend upon, among other things, our future financial and operating performance, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors, some of which are beyond our control. If our operating results are not sufficient to service any future indebtedness, we will be forced to take actions such as reducing distributions, reducing or delaying our business activities, acquisitions, investments or capital expenditures, selling assets or seeking additional equity capital. We may not be able to effect any of these actions on satisfactory terms or at all.

Restrictions in our revolving credit facility could adversely affect our business, financial condition, results of operations, ability to make distributions to unitholders and value of our common units.

Our revolving credit facility limits our ability to, among other things:

•	incur or guarantee additional debt;

•	make distributions on or redeem or repurchase units;

•	make certain investments and acquisitions;

•	make capital expenditures;

•	incur certain liens or permit them to exist;

•	enter into certain types of transactions with affiliates;

•	merge or consolidate with another company; and

•	transfer, sell or otherwise dispose of assets.

Our revolving credit facility contains covenants requiring us to maintain certain financial ratios. Our ability to meet those financial ratios and tests can be affected by events beyond our control, and we cannot assure you that we will meet those ratios and tests.

The provisions of our revolving credit facility may affect our ability to obtain future financing and pursue attractive business opportunities and our flexibility in planning for, and reacting to, changes in business conditions. In addition, a failure to comply with the provisions of our revolving credit facility could result in a default or an event of default that could enable our lenders to declare the outstanding principal of that debt, together with accrued and unpaid interest, to be immediately due and payable. Such event of default would also permit our lenders to foreclose on our assets serving as collateral for our obligations under our revolving credit facility. If the payment of our debt is accelerated, our assets may be insufficient to repay such debt in full, and our unitholders could experience a partial or total loss of their investment. Our revolving credit facility will also have cross default provisions that apply to any other material indebtedness that we may have. Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—New Revolving Credit Facility.”

Increases in interest rates could adversely impact our unit price, our ability to issue equity or incur debt for acquisitions or other purposes, and our ability to make cash distributions at our intended levels.

Interest rates may increase in the future. As a result, interest rates on our new revolving credit facility or future credit facilities and debt offerings could be higher than current levels, causing our financing costs to increase accordingly. As with other yield-oriented securities, our unit price will be impacted by our level of our cash distributions and implied distribution yield. The distribution yield is often used by investors to compare and rank yield-oriented securities for investment decision-making purposes. Therefore, changes in interest rates, either positive or negative, may affect the yield requirements of investors who invest in our units, and a rising interest rate environment could have an adverse impact on our unit price and our ability to issue equity or incur debt for acquisitions or other purposes and to make cash distributions at our intended levels.

The adoption of derivatives legislation by Congress could have an adverse impact on our customers’ ability to hedge risks associated with their business.

On July 21, 2010, the Dodd-Frank Act was signed into law. The Dodd-Frank Act regulates derivative transactions, which include certain instruments used in our risk management activities.

The Dodd-Frank Act requires the Commodity Futures Trading Commission, or the CFTC, and the SEC to promulgate rules and regulations relating to, among other things, swaps, participants in the derivatives markets, clearing of swaps and reporting of swap transactions. In general, the Dodd-Frank Act subjects swap transactions and participants to greater regulation and supervision by the CFTC and the SEC and will require many swaps to be cleared through a CFTC- or SEC-registered clearing facility and executed on a designated exchange or swap execution facility. Among the other provisions of the Dodd-Frank Act that may affect derivative transactions are those relating to establishment of capital and margin requirements for certain derivative participants; establishment of business conduct standards, recordkeeping and reporting requirements; and imposition of position limits.

The new legislation and regulations promulgated thereunder could increase the operational and transactional cost of derivatives contracts and affect the number and/or creditworthiness of counterparties available to us or our customers.

Our executive officers and certain key personnel are critical to our business, and these officers and key personnel may not remain with us in the future.

Our future success depends upon the continued service of our executive officers and other key personnel. If we lose the services of one or more of our executive officers or key employees, our business, operating results and financial condition could be harmed.

If we fail to develop or maintain an effective system of internal controls, we may not be able to report our financial results timely and accurately or prevent fraud, which would likely have a negative impact on the market price of our common units.

Upon the completion of this offering, we will become subject to the public reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, including the rules thereunder that will require our management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of our internal control over financial reporting. Effective internal controls are necessary for us to provide reliable and timely financial reports, prevent fraud and to operate successfully as a publicly traded partnership. We prepare our consolidated financial statements in accordance with GAAP, but our internal accounting controls may not meet all standards applicable to companies with publicly traded securities. Our efforts to develop and maintain our internal controls may not be successful, and we may be unable to maintain effective controls over our financial processes and reporting in the future or to comply with our obligations under Section 404 of the Sarbanes-Oxley Act of 2002, or Sarbanes-Oxley, which we refer to as Section 404.

Given the difficulties inherent in the design and operation of internal controls over financial reporting, in addition to our limited accounting personnel and management resources, we can provide no assurance as to our, or our independent registered public accounting firms, future conclusions about the effectiveness of our internal controls, and we may incur significant costs in our efforts to comply with Section 404. Any failure to implement and maintain effective internal controls over financial reporting will subject us to regulatory scrutiny and a loss of confidence in our reported financial information, which could have an adverse effect on our business and would likely have a negative effect on the trading price of our common units.

Although we will be required to disclose changes made in our internal control and procedures on a quarterly basis, we will not be required to make our first annual assessment of our internal control over financial reporting pursuant to Section 404 until the fiscal year ending December 31, 2014. In addition, pursuant to the recently enacted JOBS Act, our independent registered public accounting firm will not be required to formally attest to the effectiveness of our internal control over financial reporting until the later of the year following our first annual report required to be filed with the SEC or the date we are no longer an “emerging growth company,” which may be up to five full fiscal years following this offering.

None of the proceeds from the sale of common units by the selling unitholder in this offering will be available to fund our operations or to pay distributions.

We will not receive any proceeds from the sale of common units by the selling unitholder in this offering. Consequently, none of the proceeds from such sale will be available to fund our operations or to pay distributions to the public unitholders. Please read “Use of Proceeds.”

Terrorist attacks aimed at our facilities or surrounding areas could adversely affect our business.

The U.S. government has issued warnings that energy assets, specifically the nation’s pipeline and terminal infrastructure, may be the future targets of terrorist organizations. Any terrorist attack at our facilities, those of our customers and, in some cases, those of other pipelines, refineries, or terminals could materially and adversely affect our financial condition, results of operations or cash flows.

Risks Inherent in an Investment in Us

Our general partner and its affiliates, including our sponsors, have conflicts of interest with us and limited duties, and they may favor their own interests to the detriment of us and our unitholders.

Following the offering, the controlling shareholders will own and control our general partner and will appoint all of the directors and officers of our general partner, some of whom will also be directors and officers of our parent and Apex. Although our general partner has a duty to manage us in a manner that is not adverse to the best interests of our partnership and our unitholders, the directors and officers of our general partner also have a duty to manage our general partner in a manner that is not adverse to the best interests of its owners, the controlling shareholders. Therefore, conflicts of interest may arise between our sponsors and our general partner, on the one hand, and us and our unitholders, on the other hand. In resolving these conflicts of interest, our general partner may favor its own interests and the interests of our sponsors over the interests of our common unitholders. These conflicts include the following situations, among others:

•

our general partner is allowed to take into account the interests of parties other than us, such as the controlling shareholders, in resolving conflicts of interest, which has the effect of limiting its duties to our unitholders;

•

neither our partnership agreement nor any other agreement requires our parent or Apex to pursue a business strategy that favors us, and the directors and officers of our parent and Apex have a fiduciary duty to make these decisions in the best interests of their stockholders. Our parent or Apex may choose to shift the focus of its investment and growth to areas not served by our assets;

•

our partnership agreement replaces the fiduciary duties that would otherwise be owed by our general partner with contractual standards governing its duties, limiting our general partner’s liabilities and restricting the remedies available to our unitholders for actions that, without the limitations, might constitute breaches of fiduciary duty;

•	except in limited circumstances, our general partner has the power and authority to conduct our business without unitholder approval;

•

our general partner will determine the amount and timing of asset purchases and sales, borrowings, issuance of additional partnership securities and the creation, reduction or increase of cash reserves, each of which can affect the amount of cash that is distributed to our unitholders;

•

our general partner will determine the amount and timing of many of our cash expenditures and whether a cash expenditure is classified as an expansion capital expenditure, which would not reduce operating surplus, or a maintenance capital expenditure, which would reduce our operating surplus. This determination can affect the amount of cash that is distributed to our unitholders and to our general partner, the amount of adjusted operating surplus generated in any given period and the ability of the subordinated units to convert into common units;

•

our general partner may cause us to borrow funds in order to permit the payment of cash distributions, even if the purpose or effect of the borrowing is to make a distribution on the subordinated units, to make incentive distributions or to accelerate the expiration of the subordination period;

•

our partnership agreement permits us to distribute up to $         million as operating surplus, even if it is generated from asset sales, non-working capital borrowings or other sources that would otherwise constitute capital surplus. This cash may be used to fund distributions on our subordinated units or to Apex and the controlling shareholders in respect of the incentive distribution rights;

•	our general partner determines which costs incurred by it and its affiliates are reimbursable by us;

•

our partnership agreement does not restrict our general partner from causing us to pay it or its affiliates for any services rendered to us or entering into additional contractual arrangements with its affiliates on our behalf;

•	our general partner intends to limit its liability regarding our contractual and other obligations;

•	our general partner may exercise its right to call and purchase all of the common units not owned by it and its affiliates if it and its affiliates own more than 80% of the common units;

•	disputes may arise under our terminaling services agreements with Apex, including with respect to the interpretation of the agreement and fee redeterminations or renegotiation thereof;

•

our general partner controls the enforcement of obligations owed to us by our general partner and its affiliates, including Apex’s obligations under the terminaling services agreements and our general partner’s and Apex’s obligations under the omnibus agreement; and

•	our general partner decides whether to retain separate counsel, accountants or others to perform services for us.

Under the terms of our partnership agreement, the doctrine of corporate opportunity, or any analogous doctrine, does not apply to our general partner or any of its affiliates, including its executive officers, directors and owners. Any such person or entity that becomes aware of a potential transaction, agreement, arrangement or other matter that may be an opportunity for us will not have any duty to communicate or offer such opportunity to us. Any such person or entity will not be liable to us or to any limited partner for breach of any fiduciary duty or other duty by reason of the fact that such person or entity pursues or acquires such opportunity for itself, directs such opportunity to another person or entity or does not communicate such opportunity or information to us. This may create actual and potential conflicts of interest between us and affiliates of our general partner and result in less than favorable treatment of us and our unitholders. Please read “Certain Relationships and Related Party Transactions—Agreements Governing the Transactions—Omnibus Agreement” and “Conflicts of Interest and Duties.”

Our general partner intends to limit its liability regarding our obligations.

Our general partner intends to limit its liability under contractual arrangements so that the counterparties to such arrangements have recourse only against our assets, and not against our general partner or its assets. Our general partner may therefore cause us to incur indebtedness or other obligations that are nonrecourse to our general partner. Our partnership agreement provides that any action taken by our general partner to limit its liability is not a breach of our general partner’s duties, even if we could have obtained more favorable terms without the limitation on liability. In addition, we are obligated to reimburse or indemnify our general partner to the extent that it incurs obligations on our behalf. Any such reimbursement or indemnification payments would reduce the amount of cash otherwise available for distribution to our unitholders.

Our partnership agreement requires that we distribute all of our available cash, which could limit our ability to grow and make acquisitions.

Our partnership agreement requires that we distribute all of our available cash to our unitholders. As a result, we expect to rely primarily upon external financing sources, including commercial bank borrowings and the issuance of debt and equity securities, to fund our acquisitions and expansion capital expenditures. Therefore, to the extent we are unable to finance our growth externally, our cash distribution policy will significantly impair our ability to grow. In addition, because we will distribute all of our available cash, our growth may not be as fast as that of businesses that reinvest their available cash to expand ongoing operations. To the extent we issue additional units in connection with any acquisitions or expansion capital expenditures, the payment of distributions on those additional units may increase the risk that we will be unable to maintain or increase our per unit distribution level. There are no limitations in our partnership agreement or our revolving credit facility on our ability to issue additional units, including units ranking senior to the common units as to distribution or liquidation, and our unitholders will have no preemptive or other rights (solely as a result of their status as unitholders) to purchase any such additional units. The incurrence of additional commercial borrowings or other debt to finance our growth strategy would result in increased interest expense, which, in turn, may reduce the amount of cash available to distribute to our unitholders.

Our partnership agreement replaces our general partner’s fiduciary duties to holders of our common units with contractual standards governing its duties.

Our partnership agreement contains provisions that eliminate the fiduciary standards to which our general partner would otherwise be held by state fiduciary duty law and replaces those duties with several different contractual standards. For example, our partnership agreement permits our general partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our general partner, free of any duties to us and our unitholders other than the implied contractual covenant of good faith and fair dealing, which means that a court will enforce the reasonable expectations of the parties where the language in our partnership agreement does not provide for a clear course of action. This provision entitles our general partner to consider only the interests and factors that it desires and relieves it of any duty or obligation to give any consideration to any interest of, or factors affecting, us, our affiliates or our limited partners. By purchasing a common unit, a unitholder is treated as having consented to the provisions in our partnership agreement, including the provisions discussed above. Please read “Conflicts of Interest and Duties—Duties of the General Partner.”

Our partnership agreement restricts the remedies available to holders of our common and subordinated units for actions taken by our general partner that might otherwise constitute breaches of fiduciary duty.

Our partnership agreement contains provisions that restrict the remedies available to unitholders for actions taken by our general partner that might otherwise constitute breaches of fiduciary duty under state fiduciary duty law. For example, our partnership agreement:

•

provides that whenever our general partner makes a determination or takes, or declines to take, any other action in its capacity as our general partner, our general partner is required to make such determination, or take or decline to take such other action, in good faith and will not be subject to any other or different standard imposed by our partnership agreement, Delaware law, or any other law, rule or regulation, or at equity, meaning that our general partner must believe that the determination is not adverse to the best interests of our partnership;;

•	provides that our general partner will not have any liability to us or our unitholders for decisions made in its capacity as a general partner so long as it acted in good faith;

•

provides that our general partner and its officers and directors will not be liable for monetary damages to us or our limited partners resulting from any act or omission unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that our general partner or its officers and directors, as the case may be, acted in bad faith or engaged in fraud or willful misconduct or, in the case of a criminal matter, acted with knowledge that the conduct was criminal; and

•

provides that our general partner will not be in breach of its obligations under our partnership agreement or its fiduciary duties to us or our limited partners if a transaction with an affiliate or the resolution of a conflict of interest is approved in accordance with, or otherwise meets the standards set forth in, our partnership agreement.

In connection with a situation involving a transaction with an affiliate or a conflict of interest, our partnership agreement provides that any determination by our general partner must be made in good faith, and that our conflicts committee and the board of directors of our general partner are entitled to a presumption that they acted in good faith. In any proceeding brought by or on behalf of any limited partner or the partnership, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. Please read “Conflicts of Interest and Duties.”

Our parent and other affiliates of our general partner, including Apex, may compete with us.

Our partnership agreement provides that our general partner will be restricted from engaging in any business activities other than acting as our general partner and those activities incidental to its ownership interest in us. Affiliates of our general partner, including our parent and Apex, are not prohibited from engaging in other businesses or activities, including those that might be in direct competition with us. Our parent and Apex currently hold substantial interests in other companies in the terminaling business. Our parent and Apex may make investments and purchase entities that acquire, own and operate terminaling businesses. These investments and acquisitions may include entities or assets that we would have been interested in acquiring. Therefore, our parent and Apex may compete with us for investment opportunities and our parent and Apex may own interests in entities that compete with us.

Apex and the controlling shareholders, as the initial owners of our incentive distribution rights, may elect to cause us to issue common units to them in connection with a resetting of the target distribution levels related to the incentive distribution rights, without the approval of the conflicts committee of their board of directors or the holders of our common units. This could result in lower distributions to holders of our common units.

Apex and the controlling shareholders, as the initial owners of our incentive distribution rights, have the right, at any time when there are no subordinated units outstanding and payments have been paid on incentive distributions at the highest level to which they are entitled (50.0%) for each of the prior four consecutive whole fiscal quarters and the amount of each such distribution did not exceed the adjusted operating surplus for such quarter, to reset the initial target distribution levels at higher levels based on our cash distributions at the time of the exercise of the reset election. Following a reset election by Apex and the controlling shareholders, the minimum quarterly distribution will be adjusted to equal the reset minimum quarterly distribution, and the target distribution levels will be reset to correspondingly higher levels based on the same percentage increases above the reset minimum quarterly distribution as the current target distribution levels.

If the owners of a majority of the incentive distribution rights elect to reset the target distribution levels, the owners of the incentive distribution rights will be entitled to receive a number of common units equal to the number of common units which would have entitled them to an average aggregate quarterly cash distribution in such prior two quarters equal to the average of the distributions to the owners of the incentive distribution rights on their respective incentive distribution rights in the prior two quarters. We anticipate that the owners of the incentive distribution rights would exercise this reset right in order to facilitate acquisitions or internal growth projects that would not be sufficiently accretive to cash distributions per common unit without such conversion. It is possible, however, that the owners of the incentive distribution rights could exercise this reset election at a time when they are experiencing, or expect to experience, declines in the cash distributions they receive related to their respective incentive distribution rights and may, therefore, desire to be issued common units rather than retain the right to receive incentive distributions based on the initial target distribution levels. As a result, a reset election may cause our common unitholders to experience a reduction in the amount of cash distributions that our common unitholders would have otherwise received had we not issued new common units to the owners of the incentive distribution rights in connection with resetting the target distribution levels. Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions—Right to Reset Incentive Distribution Levels.”

Holders of our common units have limited voting rights and are not entitled to elect our general partner or its directors.

Unlike the holders of common stock in a corporation, our unitholders will have only limited voting rights on matters affecting our business and, therefore, limited ability to influence management’s decisions regarding our business. Our unitholders will have no right on an annual or ongoing basis to elect our general partner or its board of directors. The board of directors of our general partner, including the independent directors, is chosen entirely by the controlling shareholders, as a result of their owning our general partner, and not by our unitholders. Please read “Management—Management of World Point Terminals, LP” and “Certain Relationships and Related Party Transactions.” Unlike publicly traded corporations, we will not conduct annual meetings of our unitholders to elect directors or conduct other matters routinely conducted at annual meetings of stockholders of corporations. As a result of these limitations, the price at which the common units will trade could be diminished because of the absence or reduction of a takeover premium in the trading price.

Even if holders of our common units are dissatisfied, they cannot initially remove our general partner without its consent.

If our unitholders are dissatisfied with the performance of our general partner, they will have limited ability to remove our general partner. Unitholders initially will be unable to remove our general partner without its consent because our general partner and its affiliates will own sufficient units upon the completion of this offering to be able to prevent its removal. The vote of the holders of at least 66 2/3% of all our outstanding common and subordinated units voting together as a single class is required to remove our general partner. Following the closing of this offering, our parent will own, directly or indirectly, an aggregate of         % of our common and subordinated units (or         % of our common and subordinated units, if the underwriters exercise their option to purchase additional common units in full). Also, if our general partner is removed without cause during the subordination period and no units held by the holders of our subordinated units or their affiliates are voted in favor of that removal, all remaining subordinated units will automatically be converted into common units and any existing arrearages on the common units will be extinguished. Cause is narrowly defined in our partnership agreement to mean that a court of competent jurisdiction has entered a final, non-appealable judgment finding our general partner liable for actual fraud or willful or wanton misconduct in its capacity as our general partner. Cause does not include most cases of charges of poor management of the business.

Unitholders will experience immediate and substantial dilution in pro forma net tangible book value of $         per common unit.

The assumed initial public offering price of $        per common unit (the midpoint of the price range set forth on the cover page of this prospectus) exceeds pro forma net tangible book value of $        per common unit. Based on the assumed initial public offering price of $        per common unit, unitholders will incur immediate and substantial dilution of $        per common unit. This dilution results primarily because the assets contributed to us by affiliates of our general partner are recorded at their historical cost in accordance with GAAP, and not their fair value. Please read “Dilution.”

Our general partner interest or the control of our general partner may be transferred to a third party without unitholder consent.

Our general partner may transfer its general partner interest to a third party in a merger or in a sale of all or substantially all of its assets without the consent of our unitholders. Furthermore, our partnership agreement does not restrict the ability of the members of our general partner to transfer their respective membership interests in our general partner to a third party. The new members of our general partner would then be in a position to replace the board of directors and executive officers of our general partner with their own designees and thereby exert significant control over the decisions taken by the board of directors and executive officers of our general partner. This effectively permits a “change of control” without the vote or consent of the unitholders.

Our general partner has a limited call right that may require unitholders to sell their common units at an undesirable time or price.

If at any time our general partner and its affiliates own more than 80% of the common units, our general partner will have the right, which it may assign to any of its affiliates or to us, but not the obligation, to acquire all, but not less than all, of the common units held by unaffiliated persons at a price that is not less than their then-current market price, as calculated pursuant to the terms of our partnership agreement. As a result, you may be required to sell your common units at an undesirable time or price and may not receive any return on your investment. You may also incur a tax liability upon a sale of your units. At the closing of this offering, and assuming no exercise of the underwriters’ option to purchase additional common units, our parent will own approximately         % of our                     outstanding common units. At the end of the subordination period, assuming no additional issuances of common units (other than upon the conversion of the subordinated units), our parent will own approximately         % of our outstanding common units. For additional information about this right, please read “The Partnership Agreement—Limited Call Right.”

We may issue additional units without unitholder approval, which would dilute existing unitholder ownership interests.

Our partnership agreement does not limit the number of additional limited partner interests we may issue at any time without the approval of our unitholders. The issuance of additional common units or other equity interests of equal or senior rank will have the following effects:

•	our existing unitholders’ proportionate ownership interest in us will decrease;

•	the amount of cash available for distribution on each unit may decrease;

•

because a lower percentage of total outstanding units will be subordinated units, the risk that a shortfall in the payment of the minimum quarterly distribution will be borne by our common unitholders will increase;

•	the ratio of taxable income to distributions may increase;

•	the relative voting strength of each previously outstanding unit may be diminished; and

•	the market price of the common units may decline. Please read “The Partnership Agreement—Issuance of Additional Securities.”

The market price of our common units could be adversely affected by sales of substantial amounts of our common units in the public or private markets, including sales by our parent or other large holders.

After this offering, we will have                     common units and                     subordinated units outstanding, which includes the                     common units we are selling in this offering that may be resold in the public market immediately (                    if the underwriters exercise in full their option to purchase additional common units). All of the                     subordinated units will convert into common units on a one-for-one basis at the end of the subordination period. All of the                     common units (                    if the underwriters exercise in full their option to purchase additional common units) that are issued to our parent will be subject to resale restrictions under a 180-day lock-up agreement with the underwriters. Each of the lock-up agreements with the underwriters may be waived in the discretion of certain of the underwriters. Sales by our sponsors or other large holders of a substantial number of our common units in the public markets following this offering, or the perception that such sales might occur, could have a material adverse effect on the price of our common units or could impair our ability to obtain capital through an offering of equity securities. In addition, we have agreed to provide registration rights to our parent. Under our partnership agreement, our general partner and its affiliates have registration rights relating to the offer and sale of any units that they hold, subject to certain limitations. Please read “Units Eligible for Future Sale.”

Our partnership agreement restricts the voting rights of unitholders owning 20% or more of our common units.

Our partnership agreement restricts unitholders’ voting rights by providing that any units held by a person or group that owns 20% or more of any class of units then outstanding, other than our general partner and its affiliates, their transferees and persons who acquired such units with the prior approval of the board of directors of our general partner, cannot vote on any matter.

Reimbursements due to our general partner and its affiliates for services provided to us or on our behalf will reduce cash available for distribution to our common unitholders. The amount and timing of such reimbursements will be determined by our general partner.

Prior to making any distribution on our common units, we will reimburse our general partner and its affiliates, including our parent, for expenses they incur and payments they make on our behalf. Under our partnership agreement, we will reimburse our general partner and its affiliates for certain expenses incurred on our behalf, including, among other items, compensation expense for all employees required to manage and operate our business. Our partnership agreement provides that our general partner will determine in good faith the expenses that are allocable to us. The reimbursement of expenses and payment of fees, if any, to our general partner and its affiliates will reduce the amount of available cash to pay cash distributions to our common unitholders. Please read “Cash Distribution Policy and Restrictions on Distributions.”

Our general partner’s discretion in establishing cash reserves may reduce the amount of cash available for distribution to unitholders.

Our partnership agreement requires our general partner to deduct from operating surplus cash reserves that it determines are necessary to fund our future operating expenditures. In addition, the partnership agreement permits the general partner to reduce available cash by establishing cash reserves for the proper conduct of our business, to comply with applicable law or agreements to which we are a party, or to provide funds for future distributions to partners. These cash reserves will affect the amount of cash available for distribution to unitholders.

While our partnership agreement requires us to distribute all of our available cash, our partnership agreement, including provisions requiring us to make cash distributions contained therein, may be amended.

While our partnership agreement requires us to distribute all of our available cash, our partnership agreement, including provisions requiring us to make cash distributions contained therein, may be amended. Our partnership agreement generally may not be amended during the subordination period without the approval of our public common unitholders. However, our partnership agreement can be amended with the consent of our general partner and the approval of a majority of the outstanding common units (including common units held by our parent) after the subordination period has ended. At the closing of this offering, our parent will own, directly or indirectly, approximately         % of the outstanding common units and all of our outstanding subordinated units. Please read “The Partnership Agreement—Amendment of the Partnership Agreement.”

There is no existing market for our common units, and a trading market that will provide you with adequate liquidity may not develop. The price of our common units may fluctuate significantly, and unitholders could lose all or part of their investment.

Prior to this offering, there has been no public market for the common units. After this offering, there will be only                     publicly traded common units held by our public unitholders (                    common units if the underwriters exercise their option to purchase additional common units in full). We do not know the extent to which investor interest will lead to the development of a trading market or how liquid that market might be. Unitholders may not be able to resell their common units at or above the initial public offering price.

Additionally, the lack of liquidity may result in wide bid-ask spreads, contribute to significant fluctuations in the market price of the common units and limit the number of investors who are able to buy the common units.

The initial public offering price for our common units will be determined by negotiations between us and the representative of the underwriters and may not be indicative of the market price of the common units that will prevail in the trading market. The market price of our common units may decline below the initial public offering price. The market price of our common units may also be influenced by many factors, some of which are beyond our control, including:

•	our quarterly distributions;

•	our quarterly or annual earnings or those of other companies in our industry;

•	announcements by us or our competitors of significant contracts or acquisitions;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	general economic conditions;

•	the failure of securities analysts to cover our common units after this offering or changes in financial estimates by analysts;

•	future sales of our common units; and

•	the other factors described in these “Risk Factors.”

Your liability may not be limited if a court finds that unitholder action constitutes control of our business.

A general partner of a partnership generally has unlimited liability for the obligations of the partnership, except for those contractual obligations of the partnership that are expressly made non-recourse to the general partner. Our partnership is organized under Delaware law, and we conduct business in a number of other states. The limitations on the liability of holders of limited partner interests for the obligations of a limited partnership have not been clearly established in some jurisdictions. You could be liable for our obligations as if you were a general partner if a court or government agency were to determine that:

•	we were conducting business in a state but had not complied with that particular state’s partnership statute; or

•

your right to act with other unitholders to remove or replace the general partner, to approve some amendments to our partnership agreement or to take other actions under our partnership agreement constitute “control” of our business.

Please read “The Partnership Agreement—Limited Liability” for a discussion of the implications of the limitations of liability on a unitholder.

The NYSE does not require a publicly traded partnership like us to comply with certain of its corporate governance requirements.

We intend to apply to list our common units on the NYSE. Because we will be a publicly traded partnership, the NYSE does not require us to have, and we will not have, a majority of independent directors on our general partner’s board of directors or to establish a compensation committee or a nominating and corporate governance committee. Accordingly, unitholders will not have the same protections afforded to certain corporations that are subject to all of the NYSE corporate governance requirements. Please read “Management—Management of World Point Terminals, LP.”

We will incur increased costs as a result of being a publicly traded partnership.

We have no history operating as a publicly traded partnership. As a publicly traded partnership, we will incur significant legal, accounting and other expenses that we did not incur prior to this offering. In addition, the Sarbanes-Oxley Act of 2002, as well as rules implemented by the SEC and the NYSE, require publicly traded entities to adopt various corporate governance practices that will further increase our costs. Before we are able to make distributions to our unitholders, we must first pay or reserve cash for our expenses, including the costs of being a publicly traded partnership. As a result, the amount of cash we have available for distribution to our unitholders will be affected by the costs associated with being a public company.

Prior to this offering, we have not filed reports with the SEC. Following this offering, we will become subject to the public reporting requirements of the Exchange Act. We expect these rules and regulations to increase certain of our legal and financial compliance costs and to make activities more time-consuming and costly. For example, as a result of becoming a publicly traded partnership, we are required to have at least three independent directors, create an audit committee and adopt policies regarding internal controls and disclosure controls and procedures, including the preparation of reports on internal controls over financial reporting. In addition, we will incur additional costs associated with our SEC reporting requirements.

We also expect to incur significant expense in order to obtain director and officer liability insurance. Because of the limitations in coverage for directors, it may be more difficult for us to attract and retain qualified persons to serve on our board or as executive officers.

We estimate that we will incur approximately $             million of incremental external costs per year and additional internal costs associated with being a publicly traded partnership; however, it is possible that our actual incremental costs of being a publicly traded partnership will be higher than we currently estimate.

Tax Risks to Common Unitholders

In addition to reading the following risk factors, please read “Material Federal Income Tax Consequences” for a more complete discussion of the expected material federal income tax consequences of owning and disposing of common units.

Our tax treatment depends on our status as a partnership for federal income tax purposes. If the IRS were to treat us as a corporation for federal income tax purposes, which would subject us to entity-level taxation, then our cash available for distribution to our unitholders would be substantially reduced.

The anticipated after-tax economic benefit of an investment in the common units depends largely on our being treated as a partnership for federal income tax purposes. We have not requested a ruling from the IRS on this or any other tax matter affecting us.

Despite the fact that we are a limited partnership under Delaware law, it is possible in certain circumstances for a partnership such as ours to be treated as a corporation for federal income tax purposes. A change in our business or a change in current law could cause us to be treated as a corporation for federal income tax purposes or otherwise subject us to taxation as an entity.

If we were treated as a corporation for federal income tax purposes, we would pay federal income tax on our taxable income at the corporate tax rate, which is currently a maximum of 35.0%, and would likely pay state and local income tax at varying rates. Distributions would generally be taxed again as corporate dividends (to the extent of our current and accumulated earnings and profits), and no income, gains, losses, deductions, or credits would flow through to you. Because a tax would be imposed upon us as a corporation, our cash available for distribution to you would be substantially reduced. Therefore, if we were treated as a corporation for federal income tax purposes, there would be a material reduction in the anticipated cash flow and after-tax return to our unitholders, likely causing a substantial reduction in the value of our common units.

Our partnership agreement provides that, if a law is enacted or existing law is modified or interpreted in a manner that subjects us to taxation as a corporation or otherwise subjects us to entity-level taxation for federal, state or local income tax purposes, the minimum quarterly distribution amount and the target distribution levels may be adjusted to reflect the impact of that law on us.

If we were subjected to a material amount of additional entity-level taxation by individual states, it would reduce our cash available for distribution to our unitholders.

Changes in current state law may subject us to additional entity-level taxation by individual states. Because of widespread state budget deficits and other reasons, several states are evaluating ways to subject partnerships to entity-level taxation through the imposition of state income, franchise and other forms of taxation. Imposition of any such taxes may substantially reduce the cash available for distribution to you. Our partnership agreement provides that, if a law is enacted or existing law is modified or interpreted in a manner that subjects us to entity-level taxation, the minimum quarterly distribution amount and the target distribution levels may be adjusted to reflect the impact of that law on us.

The tax treatment of publicly traded partnerships or an investment in our common units could be subject to potential legislative, judicial or administrative changes and differing interpretations, possibly on a retroactive basis.

The present federal income tax treatment of publicly traded partnerships, including us, or an investment in our common units may be modified by administrative, legislative or judicial interpretation at any time. For example, from time to time, members of Congress propose and consider substantive changes to the existing federal income tax laws that affect publicly traded partnerships. Any modification to the federal income tax laws and interpretations thereof may or may not be retroactively applied and could make it more difficult or impossible to meet the exception for us to be treated as a partnership for federal income tax purposes. Please read “Material Federal Income Tax Consequences—Partnership Status.” We are unable to predict whether any such changes will ultimately be enacted. However, it is possible that a change in law could affect us, and any such changes could negatively impact the value of an investment in our common units.

Our unitholders’ share of our income will be taxable to them for federal income tax purposes even if they do not receive any cash distributions from us.

Because a unitholder will be treated as a partner to whom we will allocate taxable income that could be different in amount than the cash we distribute, a unitholder’s allocable share of our taxable income will be taxable to it, which may require the payment of federal income taxes and, in some cases, state and local income taxes, on its share of our taxable income even if it receives no cash distributions from us. Our unitholders may not receive cash distributions from us equal to their share of our taxable income or even equal to the actual tax liability that results from that income.

If the IRS contests the federal income tax positions we take, the market for our common units may be adversely impacted and the cost of any IRS contest will reduce our cash available for distribution to our unitholders.

We have not requested a ruling from the IRS with respect to our treatment as a partnership for federal income tax purposes. The IRS may adopt positions that differ from the conclusions of our counsel expressed in this prospectus or from the positions we take, and the IRS’s positions may ultimately be sustained. It may be necessary to resort to administrative or court proceedings to sustain some or all of our counsel’s conclusions or the positions we take and such positions may not ultimately be sustained. A court may not agree with some or all of our counsel’s conclusions or the positions we take. Any contest with the IRS, and the outcome of any IRS contest, may have a materially adverse impact on the market for our common units and the price at which they trade. In addition, our costs of any contest with the IRS will be borne indirectly by our unitholders and our general partner because the costs will reduce our cash available for distribution.

Tax gain or loss on the disposition of our common units could be more or less than expected.

If our unitholders sell common units, they will recognize a gain or loss for federal income tax purposes equal to the difference between the amount realized and their tax basis in those common units. Because distributions in excess of their allocable share of our net taxable income decrease their tax basis in their common units, the amount, if any, of such prior excess distributions with respect to the common units a unitholder sells will, in effect, become taxable income to the unitholder if it sells such common units at a price greater than its tax basis in those common units, even if the price received is less than its original cost. Furthermore, a substantial portion of the amount realized on any sale of your common units, whether or not representing gain, may be taxed as ordinary income due to potential recapture items, including depreciation recapture. In addition, because the amount realized includes a unitholder’s share of our nonrecourse liabilities, a unitholder that sells common units, may incur a tax liability in excess of the amount of cash received from the sale. Please read “Material Federal Income Tax Consequences—Disposition of Common Units—Recognition of Gain or Loss” for a further discussion of the foregoing.

Tax-exempt entities and non-U.S. persons face unique tax issues from owning our common units that may result in adverse tax consequences to them.

Investment in common units by tax-exempt entities, such as employee benefit plans and individual retirement accounts (known as IRAs), and non-U.S. persons raises issues unique to them. For example, virtually all of our income allocated to organizations that are exempt from federal income tax, including IRAs and other retirement plans, will be unrelated business taxable income and will be taxable to them. Distributions to non-U.S. persons will be reduced by withholding taxes at the highest applicable effective tax rate, and non-U.S. persons will be required to file federal income tax returns and pay tax on their share of our taxable income. If you are a tax-exempt entity or a non-U.S. person, you should consult a tax advisor before investing in our common units.

We will treat each purchaser of common units as having the same tax benefits without regard to the actual common units purchased. The IRS may challenge this treatment, which could adversely affect the value of the common units.

Because we cannot match transferors and transferees of common units and because of other reasons, we will adopt depreciation and amortization positions that may not conform to all aspects of existing Treasury Regulations. A successful IRS challenge to those positions could adversely affect the amount of tax benefits available to you. Latham & Watkins LLP is unable to opine as to the validity of such filing positions. It also could affect the timing of these tax benefits or the amount of gain from your sale of common units and could have a negative impact on the value of our common units or result in audit adjustments to your tax returns. Please read “Material Federal Income Tax Consequences—Tax Consequences of Unit Ownership—Section 754 Election” for a further discussion of the effect of the depreciation and amortization positions we will adopt.

We prorate our items of income, gain, loss and deduction for federal income tax purposes between transferors and transferees of our units each month based upon the ownership of our units on the first day of each month, instead of on the basis of the date a particular unit is transferred. The IRS may challenge this treatment, which could change the allocation of items of income, gain, loss and deduction among our unitholders.

We will prorate our items of income, gain, loss and deduction for federal income tax purposes between transferors and transferees of our units each month based upon the ownership of our units on the first day of each month, instead of on the basis of the date a particular unit is transferred. The use of this proration method may not be permitted under existing Treasury Regulations, and, accordingly, our counsel is unable to opine as to the validity of this method. Recently, however, the U.S. Treasury Department issued proposed regulations that provide a safe harbor pursuant to which publicly traded partnerships may use a similar monthly simplifying convention to allocate tax items among transferor and transferee unitholders. Nonetheless, the proposed regulations do not specifically authorize the use of the proration method we will adopt. If the IRS were to challenge this method or new Treasury regulations were issued, we may be required to change the allocation of items of income, gain, loss and deduction among our unitholders. Latham & Watkins LLP has not rendered an opinion with respect to whether our monthly convention for allocating taxable income and losses is permitted by existing Treasury Regulations. Please read “Material Federal Income Tax Consequences—Disposition of Common Units—Allocations Between Transferors and Transferees.”

A unitholder whose common units are loaned to a “short seller” to effect a short sale of common units may be considered as having disposed of those common units. If so, he would no longer be treated for federal income tax purposes as a partner with respect to those common units during the period of the loan and may recognize gain or loss from the disposition.

Because a unitholder whose common units are loaned to a “short seller” to effect a short sale of common units may be considered as having disposed of the loaned common units, he may no longer be treated for federal income tax purposes as a partner with respect to those common units during the period of the loan to the short seller and the unitholder may recognize gain or loss from such disposition. Moreover, during the period of the loan to the short seller, any of our income, gain, loss or deduction with respect to those common units may not be reportable by the unitholder and any cash distributions received by the unitholder as to those common units could be fully taxable as ordinary income. Latham & Watkins LLP has not rendered an opinion regarding the treatment of a unitholder where common units are loaned to a short seller to effect a short sale of common units; therefore, our unitholders desiring to assure their status as partners and avoid the risk of gain recognition from a loan to a short seller are urged to consult a tax advisor to discuss whether it is advisable to modify any applicable brokerage account agreements to prohibit their brokers from loaning their common units.

We will adopt certain valuation methodologies and monthly conventions for federal income tax purposes that may result in a shift of income, gain, loss and deduction between our general partner and our unitholders. The IRS may challenge this treatment, which could adversely affect the value of the common units.

When we issue additional units or engage in certain other transactions, we will determine the fair market value of our assets and allocate any unrealized gain or loss attributable to our assets to the capital accounts of our unitholders and our general partner. Our methodology may be viewed as understating the value of our assets. In that case, there may be a shift of income, gain, loss and deduction between certain unitholders and our general partner, which may be unfavorable to such unitholders. Moreover, under our valuation methods, subsequent purchasers of common units may have a greater portion of their Internal Revenue Code Section 743(b) adjustment allocated to our tangible assets and a lesser portion allocated to our intangible assets. The IRS may challenge our valuation methods, or our allocation of the Section 743(b) adjustment attributable to our tangible and intangible assets, and allocations of taxable income, gain, loss and deduction between our general partner and certain of our unitholders.

A successful IRS challenge to these methods or allocations could adversely affect the amount of taxable income or loss being allocated to our unitholders. It also could affect the amount of taxable gain from our unitholders’ sale of common units and could have a negative impact on the value of the common units or result in audit adjustments to our unitholders’ tax returns without the benefit of additional deductions.

The sale or exchange of 50.0% or more of our capital and profits interests during any 12-month period will result in the termination of our partnership for federal income tax purposes.

We will be considered to have technically terminated our partnership for federal income tax purposes if there is a sale or exchange of 50.0% or more of the total interests in our capital and profits within a 12-month period. For purposes of determining whether the 50.0% threshold has been met, multiple sales of the same interest will be counted only once. Our technical termination would, among other things, result in the closing of our taxable year for all unitholders, which would result in us filing two tax returns (and our unitholders could receive two Schedules K-1 if relief was not available, as described below) for one fiscal year and could result in a deferral of depreciation deductions allowable in computing our taxable income. In the case of a unitholder reporting on a taxable year other than a fiscal year ending December 31, the closing of our taxable year may also result in more than twelve months of our taxable income or loss being includable in his taxable income for the year of termination. Our termination currently would not affect our classification as a partnership for federal income tax purposes, but instead we would be treated as a new partnership for federal income tax purposes. If treated as a new partnership, we must make new tax elections, including a new election under Section 754 of the Internal Revenue Code, and could be subject to penalties if we are unable to determine that a termination occurred. The IRS has recently announced a publicly traded partnership technical termination relief program whereby, if a publicly traded partnership that technically terminated requests publicly traded partnership technical termination relief and such relief is granted by the IRS, among other things, the partnership will only have to provide one Schedule K-1 to unitholders for the year notwithstanding two partnership tax years. Please read “Material Federal Income Tax Consequences—Disposition of Common Units—Constructive Termination” for a discussion of the consequences of our termination for federal income tax purposes.

As a result of investing in our common units, you may become subject to state and local taxes and return filing requirements in jurisdictions where we operate or own or acquire properties.

In addition to federal income taxes, our unitholders will likely be subject to other taxes, including state and local taxes, unincorporated business taxes and estate, inheritance or intangible taxes that are imposed by the various jurisdictions in which we conduct business or control property now or in the future, even if they do not live in any of those jurisdictions. Our unitholders will likely be required to file state and local income tax returns and pay state and local income taxes in some or all of these various jurisdictions. Further, our unitholders may be subject to penalties for failure to comply with those requirements. We initially expect to conduct business in Arkansas, Florida, Illinois, Louisiana, Maryland, Missouri, New Jersey, New York, Tennessee, Texas, Virginia and West Virginia. Several of these states currently impose a personal income tax on individuals. As we make acquisitions or expand our business, we may control assets or conduct business in additional states that impose a personal income tax. It is your responsibility to file all federal, state and local tax returns. Our counsel has not rendered an opinion on the state or local tax consequences of an investment in our common units. Please consult your tax advisor.

USE OF PROCEEDS

We expect to receive net proceeds of approximately $        million from the sale of                common units offered by this prospectus, based on an assumed initial public offering price of $         per common unit, after deducting underwriting discounts, structuring fee and estimated offering expenses. We intend to use these proceeds as follows:

•	pay transaction expenses in the amount of approximately $ million;

•	distribute $ million to our parent in satisfaction of its right to a reimbursement of capital expenditures made with respect to the contributed assets;

•	distribute $ million to the selling unitholder in satisfaction of its right to a reimbursement of capital expenditures made with respect to the contributed assets;

•	repay indebtedness owed to a commercial bank under a term loan of approximately $ million;

•	repay existing payables of approximately $ million;

•	repay indebtedness owed to an affiliate of our general partner of $ million; and

•	provide us working capital of $ million.

We will not receive any proceeds from the sale of common units by the selling unitholder in this offering.

Immediately following the repayment of the outstanding balance of our existing indebtedness with the net proceeds of this offering, we will enter into a new revolving credit facility. We do not expect to borrow under the revolving credit facility or to have any other debt at the closing of this offering.

As of April 30, 2013, we had approximately $8.4 million of debt outstanding under our existing term loan. Borrowings under our existing term loan bear interest at 0.77% over the one-month LIBOR rate and are due on October 8, 2013. Our outstanding indebtedness was incurred primarily to provide funds for acquisitions and for general corporate purposes.

The net proceeds from any exercise by the underwriters of their option to purchase additional common units will be used to redeem from our parent a number of common units equal to the number of common units issued upon exercise of the option at a price per common unit equal to the net proceeds per common unit in this offering before expenses but after deducting underwriting discounts and the structuring fee. Accordingly, any exercise of the underwriters’ option will not affect the total number of units outstanding or the amount of cash needed to pay the minimum quarterly distribution on all units. Please read “Underwriting.”

An increase or decrease in the initial public offering price of $1.00 per common unit would cause the net proceeds from the offering, after deducting underwriting discounts, the structuring fee and offering expenses, to increase or decrease by $        million, based on an assumed initial public offering price of $        per common unit. If the proceeds increase due to a higher initial public offering price or decrease due to a lower initial public offering price, then the cash distribution to our parent from the proceeds of this offering will increase or decrease, as applicable, by a corresponding amount.

CAPITALIZATION

The following table shows:

•	the historical cash and cash equivalents and capitalization of our Predecessor as of December 31, 2012; and

•

our pro forma capitalization as of December 31, 2012, giving effect to the pro forma adjustments described in our unaudited pro forma consolidated financial data included elsewhere in this prospectus, including this offering and the application of the net proceeds of this offering in the manner described under “Use of Proceeds” and the other transactions described under “Summary—Partnership Structure and Offering-Related Transactions.”

This table is derived from, should be read together with and is qualified in its entirety by reference to the historical consolidated financial statements and the accompanying notes and the pro forma consolidated financial data and accompanying notes included elsewhere in this prospectus.

	As of December 31, 2012
	Historical	Pro Forma
	(In thousands)
Cash and cash equivalents	$7,893	$

Debt:
Term Loan	$8,991		—

Total long-term debt (including current maturities)	$8,991		—

Shareholder’s equity/Partners’ equity
Shareholder’s equity	$118,430		—
Limited partners:
Common units—public	—
Common units—our parent (1)	—
Subordinated units—our parent	—
General partner	—

Total partners’ capital	$118,430	$

Total capitalization	$127,421	$

(1)	We will convert the limited partner interest held by our parent into common units and subordinated units, representing an aggregate % limited partner interest in us.

DILUTION

Dilution is the amount by which the offering price per common unit in this offering will exceed the pro forma net tangible book value per unit after the offering. On a pro forma basis as of                , 2013, after giving effect to the offering of common units and the related transactions, our net tangible book value was approximately $            million, or $            per unit. Purchasers of common units in this offering will experience substantial and immediate dilution in pro forma net tangible book value per common unit for financial accounting purposes, as illustrated in the following table.

Assumed initial public offering price per common unit		$
Pro forma net tangible book value per unit before the offering (1)	$
Decrease in net tangible book value per unit attributable to purchasers in the offering

Less: Pro forma net tangible book value per unit after the offering (2)

Immediate dilution in net tangible book value per common unit to purchasers in the offering (3)(4)		$

(1)	Determined by dividing the number of units ( common units and subordinated units) to be issued to our parent and its affiliates for their contribution of assets and liabilities to us into the pro forma net tangible book value of the contributed assets and liabilities.

(2)	Determined by dividing the number of units to be outstanding after this offering ( total common units and subordinated units) and the application of the related net proceeds into our pro forma net tangible book value, after giving effect to the application of the net proceeds of this offering.

(3)	If the initial public offering price were to increase or decrease by $1.00 per common unit, then dilution in net tangible book value per common unit would equal $ and $ , respectively.

(4)	Because the total number of units outstanding following this offering will not be impacted by any exercise of the underwriters’ option to purchase additional common units and any net proceeds from such exercise will not be retained by us, there will be no change to the dilution in net tangible book value per common unit to purchasers in this offering due to any such exercise of the option.

The following table sets forth the number of units that we will issue and the total consideration contributed to us by our parent and its affiliates in respect of their units and by the purchasers of common units in this offering upon consummation of the transactions contemplated by this prospectus.

	Units Acquired			Total Consideration
	Number	%		Amount	%
(In thousands)
Our parent and its affiliates (1)(2)(3)			%	$		%
Purchasers in this offering			%	$		%

Total		100.0%		$	100.0%

(1)	Upon the consummation of the transactions contemplated by this prospectus, our parent and its affiliates will own common units and subordinated units.

(2)	Assumes the underwriters’ option to purchase additional common units is not exercised.

(3)	The assets contributed by our parent and its affiliates were recorded at historical cost in accordance with accounting principles generally accepted in the United States. Book value of the consideration provided by our parent and its affiliates, as of , 2013, after giving effect to the application of the net proceeds of the offering, is as follows:

(In thousands)
Book value of net assets contributed	$
Less:
Distribution to our parent in satisfaction of its right to a reimbursement of capital expenditures made with respect to the contributed assets
Distribution to the selling unitholder in satisfaction of its right to a reimbursement of capital expenditures made with respect to the contributed assets

Total consideration	$

CASH DISTRIBUTION POLICY AND RESTRICTIONS ON DISTRIBUTIONS

The following discussion of our cash distribution policy should be read in conjunction with the specific assumptions included in this section. In addition, “Forward-Looking Statements” and “Risk Factors” should be read for information regarding statements that do not relate strictly to historical or current facts and regarding certain risks inherent in our business.

For additional information regarding our historical and pro forma results of operations, please refer to our historical consolidated financial statements and accompanying notes and the pro forma consolidated financial data and accompanying notes included elsewhere in this prospectus.

General

Rationale for Our Cash Distribution Policy

Our partnership agreement requires that we distribute all of our available cash quarterly. This requirement forms the basis of our cash distribution policy and reflects a basic judgment that our unitholders will be better served by our distributing our available cash rather than retaining it, because, among other reasons, we believe we will generally finance any expansion capital expenditures from external financing sources. Under our current cash distribution policy, we intend to make a minimum quarterly distribution to the holders of our common units and subordinated units of $        per unit, or $        per unit on an annualized basis, to the extent we have sufficient cash from our operations after the establishment of cash reserves and the payment of costs and expenses, including the payment of expenses to our general partner. However, we have no legal obligation to make quarterly cash distributions in this or any other amount, and our general partner has considerable discretion to determine the amount of our available cash each quarter. In addition, our general partner may change our cash distribution policy at any time, subject to the requirement in our partnership agreement to distribute all of our available cash quarterly. Generally, our available cash is our (i) cash on hand at the end of a quarter after the payment of our expenses and the establishment of cash reserves and (ii) cash on hand resulting from working capital borrowings made after the end of the quarter. Because we are not subject to an entity-level federal income tax, we expect to have more cash to distribute than would be the case if we were subject to federal income tax. If we do not generate sufficient available cash from operations, we may, but are under no obligation to, borrow funds to pay the minimum quarterly distribution to our unitholders.

Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy

Although our partnership agreement requires that we distribute all of our available cash quarterly, there is no guarantee that we will make quarterly cash distributions to our unitholders at our minimum quarterly distribution rate or at any other rate, and we have no legal obligation to do so. Our current cash distribution policy is subject to certain restrictions, as well as the considerable discretion of our general partner in determining the amount of our available cash each quarter. The following factors will affect our ability to make cash distributions, as well as the amount of any cash distributions we make:

•

Our cash distribution policy may be subject to restrictions on distributions under our revolving credit facility or other debt agreements entered into in the future. Our revolving credit facility will contain financial tests and covenants that we must satisfy. These financial tests and covenants are described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—New Revolving Credit Facility.” If we are unable to satisfy these financial tests and covenants or if we are otherwise in default under our revolving credit facility, we will be prohibited from making cash distributions to you notwithstanding our stated cash distribution policy.

•	The amount of cash that we distribute and the decision to make any distribution is determined by our general partner, taking into consideration the terms of our partnership agreement. Specifically,

our general partner will have the authority to establish cash reserves for the proper conduct of our business and for future cash distributions to our unitholders, and the establishment of or increase in those reserves could result in a reduction in cash distributions from levels we currently anticipate pursuant to our stated cash distribution policy. Any decision to establish cash reserves made by our general partner in good faith will be binding on our unitholders.

•

While our partnership agreement requires us to distribute all of our available cash, our partnership agreement, including the provisions requiring us to make cash distributions contained therein, may be amended. Our partnership agreement generally may not be amended during the subordination period without the approval of our public common unitholders other than in certain limited circumstances where no unitholder approval is required. However, our partnership agreement can be amended with the consent of our general partner and the approval of a majority of the outstanding common units (including common units held by our general partner and its affiliates) after the subordination period has ended. The controlling shareholders own our general partner. At the closing of this offering, assuming no exercise of the underwriters’ option to purchase additional common units, our parent will own approximately         % of our outstanding common units and 100% of our outstanding subordinated units.

•

Under Section 17-607 of the Delaware Revised Uniform Limited Partnership Act, or the Delaware Act, we may not make a distribution if the distribution would cause our liabilities to exceed the fair value of our assets.

•

We may lack sufficient cash to pay distributions to our unitholders due to cash flow shortfalls attributable to a number of operational, commercial or other factors as well as increases in our operating or general and administrative expenses, principal and interest payments on our debt, tax expenses, working capital requirements and anticipated cash needs. Our cash available for distribution to unitholders is directly impacted by our cash expenses necessary to run our business and will be reduced dollar-for-dollar to the extent such uses of cash increase. Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions—Distributions of Available Cash.”

•

Our ability to make distributions to our unitholders depends on the performance of our subsidiaries and their ability to distribute cash to us. The ability of our subsidiaries to make distributions to us may be restricted by, among other things, the provisions of any existing and future indebtedness, applicable state partnership and limited liability company laws and other laws and regulations.

•

If and to the extent our available cash materially declines from quarter to quarter, we may elect to change our current cash distribution policy and reduce the amount of our quarterly distributions in order to service or repay our debt or fund expansion capital expenditures.

To the extent that our general partner determines not to distribute the full minimum quarterly distribution with respect to any quarter during the subordination period, the common units will accrue an arrearage equal to the difference between the minimum quarterly distribution and the amount of the distribution actually paid with respect to that quarter. The aggregate amount of any such arrearages must be paid on the common units before any distributions of available cash from operating surplus may be made on the subordinated units and before any subordinated units may convert into common units. Any shortfall in the payment of the minimum quarterly distribution with respect to any quarter during the subordination period may decrease the likelihood that our quarterly distribution rate would increase in subsequent quarters. Please read “Provisions of our Partnership Agreement Relating to Cash Distributions—Subordinated Units and Subordination Period.”

Our Ability to Grow is Dependent on Our Ability to Access External Expansion Capital

Because we will distribute all of our available cash to our unitholders, we expect that we will rely primarily upon external financing sources, including commercial borrowings and the issuance of debt and equity securities, to fund our acquisitions and expansion capital expenditures. We do not have any commitment from our general partner or other affiliates, including our sponsors, to provide any direct or indirect financial assistance to us following the closing of this offering. As a result, to the extent we are unable to finance growth externally, our cash distribution policy will significantly impair our ability to grow. In addition, because we intend to distribute all of our available cash, our growth may not be as fast as that of businesses that reinvest their available cash to expand ongoing operations. To the extent we issue additional units in connection with any acquisitions or expansion capital expenditures, the payment of distributions on those additional units and the incremental distributions on the incentive distribution rights may increase the risk that we will be unable to maintain or increase our per unit distribution level. There are no limitations in our partnership agreement, and we do not anticipate there being limitations in our revolving credit facility, on our ability to issue additional units, including units ranking senior to the common units. The incurrence of additional commercial borrowings or other debt to finance our growth strategy would result in increased interest expense, which in turn may impact the available cash that we have to distribute to our unitholders. In addition, our revolving credit facility will likely contain covenants requiring us to maintain certain financial ratios. Please read “Risk Factors—Risks Related to Our Business—Restrictions in our revolving credit facility could adversely affect our business, financial condition, results of operations, ability to make quarterly cash distributions to our unitholders and value of our common units.”

Our Minimum Quarterly Distribution

Upon the consummation of this offering, our partnership agreement will provide for a minimum quarterly distribution of $         per unit for each whole quarter, or $         per unit on an annualized basis. Our ability to make cash distributions at the minimum quarterly distribution rate will be subject to the factors described above under “—General—Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy.” Quarterly distributions, if any, will be made within 45 days after the end of each calendar quarter to holders of record on or about the first day of each such month. If the distribution date does not fall on a business day, we will make the distribution on the first business day immediately preceding the indicated distribution date. We do not expect to make distributions for the period that begins on                     , 2013 and ends on the day prior to the closing of this offering other than the distribution to be made to our parent in connection with the closing of this offering as described in “Summary—Partnership Structure and Offering-Related Transactions” and “Use of Proceeds.” We will adjust the amount of our first distribution for the period from the closing of this offering through                     , 2013 based on the actual length of the period. The amount of available cash needed to pay the minimum quarterly distribution on all of our common units and subordinated units to be outstanding immediately after this offering for one quarter and on an annualized basis is summarized in the table below:

Minimum Quarterly Distributions
	Number of Units	One Quarter	Annualized
Publicly held common units (1)		$	$
Common units held by our parent (1)
Subordinated units held by our parent

Total		$	$

(1)	Assumes that the underwriters’ option to purchase additional common units is not exercised. Please read “Summary—Partnership Structure and Offering-Related Transactions” for a description of the impact of an exercise of the option on the common unit ownership percentages.

Apex and the controlling shareholders will also hold the incentive distribution rights, which entitle the holders to increasing percentages, up to an aggregate maximum of 50.0%, of the cash we distribute in excess of $            per unit per quarter.

During the subordination period, before we make any quarterly distributions to our subordinated unitholders, our common unitholders are entitled to receive payment of the full minimum quarterly distribution for such quarter plus any arrearages in distributions of the minimum quarterly distribution from prior quarters. Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions—Subordinated Units and Subordination Period.” We cannot guarantee, however, that we will pay the minimum quarterly distribution on our common units in any quarter.

Although holders of our common units may pursue judicial action to enforce provisions of our partnership agreement, including those related to requirements to make cash distributions as described above, our partnership agreement provides that any determination made by our general partner in its capacity as our general partner must be made in good faith and that any such determination will not be subject to any other standard imposed by the Delaware Act or any other law, rule or regulation or at equity. Our partnership agreement provides that, in order for a determination by our general partner to be made in “good faith,” our general partner must believe that the determination is not adverse to the best interests of our partnership. Please read “Conflicts of Interest and Duties.”

The provision in our partnership agreement requiring us to distribute all of our available cash quarterly may not be modified without amending our partnership agreement; however, as described above, the actual amount of our cash distributions for any quarter is subject to fluctuations based on the amount of cash we generate from our business, the amount of reserves our general partner establishes in accordance with our partnership agreement and the amount of available cash from working capital borrowings.

Additionally, our general partner may reduce the minimum quarterly distribution and the target distribution levels if legislation is enacted or modified that results in our becoming taxable as a corporation or otherwise subject to taxation as an entity for federal, state or local income tax purposes. In such an event, the minimum quarterly distribution and the target distribution levels may be reduced proportionately by the percentage decrease in our available cash resulting from the estimated tax liability we would incur in the quarter in which such legislation or interpretation is effective. The minimum quarterly distribution will also be proportionately adjusted in the event of any distribution, combination or subdivision of common units in accordance with the partnership agreement, or in the event of a distribution of available cash from capital surplus. Please read “Provisions of our Partnership Agreement Relating to Cash Distributions—Adjustment to the Minimum Quarterly Distribution and Target Distribution Levels.” The minimum quarterly distribution will also automatically be adjusted in connection with the resetting of the target distribution levels related to Apex and the controlling shareholders’ incentive distribution rights. In connection with any such reset, the minimum quarterly distribution will be reset to an amount equal to the average cash distribution amount per common unit for the two quarters immediately preceding the reset. Please read “Provisions of our Partnership Agreement Relating to Cash Distributions—Right to Reset Incentive Distribution Levels.”

In the sections that follow, we present in detail the basis for our belief that we will be able to fully fund our annualized minimum quarterly distribution of $            per unit for the twelve months ending June 30, 2014.

In those sections, we present two tables, consisting of:

•

“Unaudited Pro Forma Cash Available for Distribution for the Year Ended December 31, 2012,” in which we present the amount of cash we would have had available for distribution on a pro forma basis for the year ended December 31, 2012, derived from our unaudited pro forma financial data that are included in this prospectus, as adjusted to give pro forma effect to this offering and the related formation transactions; and

•

“Estimated Cash Available for Distribution for the Twelve Months Ending June 30, 2014,” in which we provide our estimated forecast of our ability to generate sufficient cash available for distribution for us to pay the minimum quarterly distribution on all units for the twelve months ending June 30, 2014.

Unaudited Pro Forma Cash Available for Distribution for the Year Ended December 31, 2012

If we had completed the transactions contemplated in this prospectus on January 1, 2012, our unaudited pro forma cash available for distribution would have been approximately $                 million for the year ended December 31, 2012. This amount would have been sufficient to pay 100% of the aggregate minimum quarterly distribution on our common units during that period, but only         % of the aggregate minimum quarterly distribution on our subordinated units during that period.

Our unaudited pro forma cash available for distribution for the year ended December 31, 2012 takes into account $         million of incremental annual selling, general and administrative expenses that we expect to incur as a result of becoming a publicly traded partnership. This amount is an estimate, and our general partner will ultimately determine the actual amount of these incremental annual selling, general and administrative expenses to be reimbursed by us in accordance with our partnership agreement. Incremental annual general and administrative expenses related to being a publicly traded partnership consist of costs associated with SEC reporting requirements, including annual and quarterly reports to unitholders, tax return and Schedule K-1 preparation and distribution, registered independent auditor fees, investor relations activities, Sarbanes-Oxley compliance, NYSE listing, registrar and transfer agent fees, incremental director and officer liability insurance costs and director compensation. These expenses are not reflected in our historical or pro forma financial statements.

Our estimate of incremental annual general and administrative expenses is based upon currently available information. The adjusted amounts below do not purport to present our results of operations had this offering been completed as of the date indicated. In addition, cash available to pay distributions is primarily a cash accounting concept, while our pro forma financial statements have been prepared on an accrual basis. As a result, you should view the amount of pro forma available cash only as a general indication of the amount of cash available to pay distributions that we might have generated had we completed this offering on the dates indicated.

The following table illustrates, on a pro forma basis, for the year ended December 31, 2012, the amount of cash that would have been available for distribution to our unitholders, assuming that this offering had been completed at the beginning of such period. Each of the adjustments reflected or presented below is explained in the footnotes to such adjustments.

	Year Ended December 31, 2012
	(In millions)
Pro Forma Net Income Attributable to Unitholders	$30.1

Add:
Income tax expense	—
Interest expense, net	0.6
Depreciation and amortization expense	15.4
Other, net	0.5

Pro Forma Adjusted EBITDA (1)	46.6
Less:
Incremental selling, general and administrative expense (2)
Cash interest paid	0.6
Cash taxes paid	—
Maintenance capital expenditures (3)	4.6
Expansion capital expenditures (3)	10.0
Add:
Cash used to fund expansion capital expenditures (4)	10.0

Pro Forma Cash Available for Distribution

Pro Forma Cash Distributions
Distributions to public common unitholders
Distributions to our parent—common units
Distributions to our parent—subordinated units

Total distributions

Excess (Shortfall)	$

Percent of minimum quarterly distributions payable to common unitholders	100.0%
Percent of minimum quarterly distributions payable to subordinated unitholders		%

(1)	For a definition of Adjusted EBITDA and a reconciliation to its most directly comparable financial measure calculated in accordance with GAAP, please read “Selected Historical and Pro Forma Consolidated Financial and Operating Data—Non-GAAP Financial Measures,” and for a discussion of how we use Adjusted EBITDA to evaluate our operating performance, please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview of Our Results of Operations.”

(2)	Represents incremental annual selling, general and administrative expenses that we expect to incur as a result of becoming a publicly traded partnership.

(3)	Historically, our predecessor has not made a distinction between maintenance capital expenditures and expansion capital expenditures. Under our partnership agreement, maintenance capital expenditures are capital expenditures made to maintain our long-term operating income or operating capacity, while expansion capital expenditures are capital expenditures that we expect will increase our long-term operating income or our operating capacity. Examples of maintenance capital expenditures are those made to repair, refurbish and replace storage, terminaling and pipeline infrastructure, to maintain equipment reliability, integrity and safety and to address environmental laws and regulations. In contrast, expansion capital expenditures are those made to acquire additional assets to grow our business, such as additional storage, terminaling or pipeline capacity.

For the year ended December 31, 2012, our pro forma capital expenditures totaled $14.6 million, which reflects an adjustment to remove two parcels of unimproved real estate and a portfolio of short-term investments that will not be contributed to us. We estimate that approximately $4.6 million of our pro forma capital expenditures were maintenance capital expenditures and that approximately $10.0 million of our pro forma capital expenditures were expansion capital expenditures. Expansion capital expenditures for the year ended December 31, 2012 consisted of $4.9 million for the renovations to the Weirton terminal to support crude oil gathering operations, $3.8 million for the construction of new tanks at the Galveston terminal and $1.3 million for the purchase of adjacent land at the St. Louis and Weirton terminals.

(4)	We have assumed for purposes of calculating our pro forma available cash that we funded our expansion capital expenditures during the year ended December 31, 2012 with cash from operations. We expect that in the future, our expansion capital expenditures will primarily be funded through external financing sources, including commercial borrowings and the issuance of debt and equity securities.

Estimated Cash Available for Distribution for the Twelve Months Ending June 30, 2014

We forecast that our cash available for distribution generated during the twelve months ending June 30, 2014 will be approximately $         million. This amount would exceed by $         million the amount needed to pay the total annualized minimum quarterly distribution of $         million on all of our common and subordinated units for the twelve months ending June 30, 2014.

We do not, as a matter of course, make public projections as to future revenues, earnings or other results. However, management has prepared the forecast of estimated cash available for distribution and related assumptions and considerations set forth below to substantiate our belief that we will have sufficient cash available for distribution to allow us to pay the total annualized minimum quarterly distribution on all of our outstanding common and subordinated units for the twelve months ending June 30, 2014. This forecast is a forward-looking statement and should be read together with our historical consolidated financial statements and the accompanying notes, and our Predecessor’s historical consolidated financial statements and the accompanying notes included elsewhere in this prospectus, as well as “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The accompanying prospective financial information was not prepared with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information, but, in the view of our management, is substantially consistent with those guidelines and was prepared on a reasonable basis, reflects the best currently available estimates and judgments, and presents, to the best of management’s knowledge and belief, the assumptions on which we base our belief that we can generate the minimum estimated cash available for distribution necessary to pay the total annualized minimum quarterly distribution on all of our outstanding common and subordinated units for the twelve months ending June 30, 2014. However, this information is not fact and should not be relied upon as being necessarily indicative of future results, and readers of this prospectus are cautioned not to place undue reliance on the prospective financial information. Please read below under “—Significant Forecast Assumptions” for further information as to the assumptions we have made for the financial forecast.

The prospective financial information included in this prospectus has been prepared by, and is the responsibility of, our management. Neither our independent registered public accounting firm nor any other independent accountants have compiled, examined, or performed any procedures with respect to the prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability. They therefore assume no responsibility for, and disclaim any association with, the prospective financial information. The reports of our independent registered public accounting firm included in this prospectus relate to our and our Predecessor’s historical financial information, and those reports do not extend to the prospective financial information and should not be read to do so.

When considering our financial forecast, you should keep in mind the risk factors and other cautionary statements under “Risk Factors.” Any of the risks discussed in this prospectus, to the extent they are realized, could cause our actual results of operations to vary significantly from those that would enable us to generate the minimum estimated cash available for distribution necessary to pay the total annualized minimum quarterly distribution on all of our outstanding common and subordinated units for the twelve months ending June 30, 2014.

We do not undertake any obligation to release publicly the results of any future revisions we may make to the financial forecast or to update this financial forecast to reflect events or circumstances after the date of this prospectus. Therefore, the statement that we believe that we will have sufficient cash available for distribution to allow us to pay the total annualized minimum quarterly distribution on all of our outstanding common and subordinated units for the twelve months ending June 30, 2014 should not be regarded as a representation by us, the underwriters or any other person that we will make such distributions. Therefore, you are cautioned not to place undue reliance on this information.

Twelve Months Ending June 30, 2014
(In millions)
Revenues
Base storage services fees	$
Excess storage fees
Ancillary services fees
Additive services fees

Total Revenues

Operating Expenses
Operating costs and expenses
Selling, general and administrative
Depreciation and amortization expense

Total Operating Expenses

Operating Income
Interest expense
Equity earnings of joint venture
Taxes
Net Income
Adjustments to reconcile net income to estimated Adjusted EBITDA
Add:
Depreciation and amortization expense
Interest expense
Distributions from joint venture in excess of equity earnings (1)

Estimated Adjusted EBITDA (2)
Adjustments to reconcile estimated Adjusted EBITDA to estimated cash available for distribution
Less:
Cash interest expense
Cash tax expense
Maintenance capital expenditures

Estimated Cash Available for Distribution	$

Distributions to public common unitholders	$
Distributions to our parent—common units
Distributions to our parent—subordinated units

Total distributions	$

Excess of cash available for distribution over aggregate annualized minimum cash distributions
Calculation of minimum estimated Adjusted EBITDA necessary to pay aggregate annualized minimum annual cash distributions:
Estimated Adjusted EBITDA	$
Minimum estimated Adjusted EBITDA necessary to pay aggregate annualized minimum quarterly distributions	$

(1)	Represents distributions to us in excess of equity earnings based on our 32% interest in the joint venture for the Albany terminal.
(2)	Adjusted EBITDA is defined in “Selected Historical and Pro Forma Financial and Operating Data—Non-GAAP Financial Measures.” For a reconciliation of Adjusted EBITDA to its most directly comparable financial measures calculated and presented in accordance with GAAP, please read “Selected Historical and Pro Forma Consolidated Financial and Operating Data—Non-GAAP Financial Measures.”

Significant Forecast Assumptions

Set forth below are the material assumptions that we have made in order to demonstrate our ability to generate the minimum estimated cash available for distribution to pay the total annualized minimum quarterly distribution to all unitholders for the twelve months ending June 30, 2014.

Revenues. We estimate that our total revenues for the twelve months ending June 30, 2014 will be approximately $         million, as compared to approximately $74.1 million pro forma for the year ended December 31, 2012. Our forecasted revenues and operating expenses do not include the results of the Albany terminal, which is operated by a joint venture with Apex. Please read “—Equity Earnings from Joint Venture.” Our forecast is based primarily on the following assumptions:

•

Storage Services Fees. Our customers pay base storage services fees, which are fixed monthly fees paid at the beginning of each month, to reserve storage capacity in our tanks and to compensate us for receiving up to a base amount of product volume on their behalf. Our customers are required to pay these base storage services fees to us regardless of the actual storage capacity they use or the amount of product that we receive. Our customers also pay us additional fees when we handle product volume on their behalf that exceed the volumes contemplated in their monthly base storage services fee.

We estimate approximately        %, or $         million, of our forecasted revenue, will be attributable to base storage services fees. This compares to approximately 85%, or approximately $62.6 million, of our total revenues that were attributable to base storage services fees pro forma for the year ended December 31, 2012. The increase in total revenues from base storage services fees is primarily attributable to the acquisition of 1.1 million barrels of available storage capacity at our Jacksonville and Newark terminals and the completion and placement into operation of approximately 212,000 barrels of available storage capacity at our Galveston terminal. The majority of this additional capacity is supported by long-term contracts with multiple customers. We expect that this new capacity will generate $         million in base storage services fees from Apex and $         million from third parties during the forecast period. In addition, approximately $         million of the increase in total revenues is attributable to contractually agreed increases in the fees under certain customer contracts.

•

Our terminaling services agreements with Apex are expected to generate $         million of base storage services fees during the twelve months ending June 30, 2014. This compares to $         million of base storage services fees paid by Apex during the year ended December 31, 2012. The increase in base storage services fees paid by Apex is attributable to          million barrels of additional contracted storage capacity. The rates we will charge Apex under the agreements are consistent with pricing during the year ended December 31, 2012.

•

We estimate approximately        %, or $         million, of our forecasted revenues will be attributable to excess storage fees. This compares to approximately 2%, or approximately $1.5 million, of our total revenues that were attributable to excess storage fees pro forma for the year ended December 31, 2012. The increase in total revenues derived from excess storage fees is primarily attributable to throughput related to new contracts at facilities we acquired in 2013.

•

Ancillary and Additive Services Fees. We receive fees for ancillary services such as (i) heating, mixing and blending our customers’ products, (ii) transferring our customers’ products between our tanks, (iii) at our Granite City terminal, adding polymer to liquid asphalt and (iv) rail car loading and dock operations. We also receive additive services fees for injecting generic gasoline, proprietary gasoline, lubricity, red dye and cold flow additives to our customers’ products. Certain of these additives are mandated by applicable federal, state and local regulations for light refined products and other additives, such as cold flow additive, are required to meet customer

specifications for seasonal use of certain products. We estimate that approximately         %, or approximately $         million of our total revenues for the twelve months ending June 30, 2014 will be attributable to ancillary and additive services fees. This compares to approximately 11%, or approximately $10.0 million of our total revenues, that were attributable to ancillary and additive services fees pro forma for the year ended December 31, 2012. The increase in total revenues derived from ancillary and additive services fees is primarily attributable to higher expected throughput of products that require ancillary and additive services.

Our forecasted revenues and operating expenses do not include the results of the Albany terminal, which is operated by a joint venture with Apex. Please read “—Equity Earnings from Joint Venture.”

Operating Expenses. Operating expenses are primarily comprised of labor expenses, utility costs, insurance premiums, repairs and maintenance expenses, environmental compliance and property taxes. We estimate that our operating expenses will be approximately $         million for the twelve months ending June 30, 2014, as compared to approximately $24.0 million pro forma for the year ended December 31, 2012. This increase in operating expenses is primarily due to expected inflationary effects on our labor costs, partially offset by the anticipated decrease in the number of tanks scheduled for maintenance during the twelve months ending June 30, 2014. We do not expect our operating costs to increase proportionately when we make capacity additions at our existing facilities, because we believe that we will be able to capitalize on our current scale and existing infrastructure to improve operating margins because these expansions do not require significant additions of operating employees.

Selling, General and Administrative. We estimate that selling, general and administrative expenses will be approximately $         million for the twelve months ending June 30, 2014, as compared to approximately $2.7 million pro forma for the year ended December 31, 2012. Selling, general and administrative expenses include costs not directly attributable to the operations of our facilities and include costs such as professional services, compensation of non-operating personnel and expenses of the overall administration of the company. The increase in forecasted selling, general and administrative expenses relate primarily to an estimated $                     million of annual incremental expenses that we expect to incur as a result of being a publicly traded partnership.

Depreciation and Amortization. Depreciation and amortization will be approximately $         million for the twelve months ending June 30, 2014 compared to approximately $15.3 million pro forma for the year ended December 31, 2012. Depreciation and amortization for the twelve months ending June 30, 2014 is expected to increase by $         million related to the new property acquired in 2012 and 2013, partially offset by decreases for property that became fully depreciated during 2012.

Taxes. We expect to incur state and local income taxes of approximately $         million.

Equity Earnings of Joint Venture. Equity earnings of joint venture relate to our 32% interest in the Albany terminal, which we acquired in 2013. For the twelve months ending June 30, 2014, we expect these earnings to be approximately $         million. We also expect to receive cash distributions in excess of these earnings of $         million.

Financing. We estimate that interest expense will be approximately $         million for the twelve months ending June 30, 2014. We do not expect to incur any borrowings over the twelve months ending June 30, 2014. We expect to enter into a $         million revolving credit facility, and we expect interest expense to be composed of the following costs:

•	$ million for a commitment fee at a rate of 0.25% for the unused portion of our revolving credit facility; and

•	the remaining costs for the amortization of debt issuance costs incurred in connection with our revolving credit facility.

Maintenance Capital Expenditures. We estimate that maintenance capital expenditures will be $         million for the twelve months ending June 30, 2014, as compared to $4.6 million for the year ended December 31, 2012, of which $         million relates to significant tank repairs, including floor and roof replacements, $         million relates to tank and pipeline painting, $             million relates to pipeline repairs and $         million for other capital repairs.

Regulatory, Industry and Economic Factors. The forecast is based on the following assumptions related to regulatory, industry and economic factors:

•	There will not be any material nonperformance or credit-related defaults by suppliers, customers or vendors or a shortage of skilled labor.

•	All supplies and commodities necessary for production and sufficient transportation will be readily available.

•

There will not be any new federal, state or local regulation of the portions of the industry in which we operate or any interpretation of existing regulation that will be materially adverse to our business.

•

There will not be any material accidents, releases, weather-related incidents, unscheduled downtime or similar unanticipated events, including any events that could lead to force majeure under any of our terminal services agreements.

•

There will not be any major adverse change in the markets in which we operate resulting from supply or production disruptions, reduced demand for our services or significant changes in the market prices for our services.

•	There will not be any material changes to market, regulatory and overall economic conditions.

PROVISIONS OF OUR PARTNERSHIP AGREEMENT RELATING TO CASH DISTRIBUTIONS

Set forth below is a summary of the significant provisions of our partnership agreement that relate to cash distributions.

Distributions of Available Cash

General

Our partnership agreement requires that, within 45 days after the end of each quarter, beginning with the quarter ending                     , 2013, we distribute all of our available cash to unitholders of record on the applicable record date. We will adjust the amount of our distribution for the period from the completion of this offering through                     , 2013 based on the actual length of the period.

Definition of Available Cash

Available cash generally means, for any quarter, all cash and cash equivalents on hand at the end of that quarter:

•	less, the amount of cash reserves established by our general partner to:

•	provide for the proper conduct of our business;

•	comply with applicable law, any of our debt instruments or other agreements; or

•

provide funds for distributions to our unitholders and to our general partner for any one or more of the next four quarters (provided that our general partner may not establish cash reserves for distributions if the effect of the establishment of such reserves will prevent us from distributing the minimum quarterly distribution on all common units and any cumulative arrearages on such common units for the current quarter);

•

plus, if our general partner so determines, all or any portion of the cash on hand on the date of determination of available cash for the quarter resulting from working capital borrowings made subsequent to the end of such quarter.

The purpose and effect of the last bullet point above is to allow our general partner, if it so decides, to use cash from working capital borrowings made after the end of the quarter but on or before the date of determination of available cash for that quarter to pay distributions to unitholders. Under our partnership agreement, working capital borrowings are generally borrowings that are made under a credit facility, commercial paper facility or similar financing arrangement, and in all cases are used solely for working capital purposes or to pay distributions to partners and with the intent of the borrower to repay such borrowings within twelve months with funds other than from additional working capital borrowings.

Intent to Distribute the Minimum Quarterly Distribution

Under our current cash distribution policy, we intend to make a minimum quarterly distribution to the holders of our common units and subordinated units of $         per unit, or $         per unit on an annualized basis, to the extent we have sufficient cash from our operations after the establishment of cash reserves and the payment of costs and expenses, including reimbursements of expenses to our general partner. However, there is no guarantee that we will pay the minimum quarterly distribution on our units in any quarter. The amount of distributions paid under our policy and the decision to make any distribution is determined by our general partner, taking into consideration the terms of our partnership agreement. Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—New Revolving Credit Facility” for a discussion of the restrictions to be included in our revolving credit facility that may restrict our ability to make distributions.

General Partner Interest and Incentive Distribution Rights

Initially, our general partner will own a 0.0% non-economic general partner interest.

Apex and the controlling shareholders currently hold incentive distribution rights that entitle them to receive increasing percentages, up to an aggregate maximum of 50.0%, of the cash we distribute from operating surplus (as defined below) in excess of $         per unit per quarter. The aggregate maximum distribution of 50.0% does not include any distributions they or their affiliates may receive on common or subordinated units that they own. Please read “—Incentive Distribution Rights” for additional information.

Operating Surplus and Capital Surplus

General

All cash distributed to unitholders will be characterized as either being paid from “operating surplus” or “capital surplus.” We treat distributions of available cash from operating surplus differently than distributions of available cash from capital surplus.

Operating Surplus

We define operating surplus as:

•	$ million (as described below); plus

•

all of our cash receipts after the closing of this offering, excluding cash from interim capital transactions (as defined below), provided that cash receipts from the termination of a commodity hedge or interest rate hedge prior to its specified termination date shall be included in operating surplus in equal quarterly installments over the remaining scheduled life of such commodity hedge or interest rate hedge; plus

•	working capital borrowings made after the end of a quarter but on or before the date of determination of operating surplus for that quarter; plus

•

cash distributions (including incremental distributions on incentive distribution rights) paid in respect of equity issued, other than equity issued in this offering, to finance all or a portion of expansion capital expenditures in respect of the period from the date that we enter into a binding obligation to commence the construction, development, replacement, improvement or expansion of a capital asset and ending on the earlier to occur of the date the capital asset commences commercial service and the date that it is abandoned or disposed of; less

•	all of our operating expenditures (as defined below) after the closing of this offering; less

•	the amount of cash reserves established by our general partner to provide funds for future operating expenditures; less

•	all working capital borrowings not repaid within twelve months after having been incurred, or repaid within such 12-month period with the proceeds of additional working capital borrowings.

As described above, operating surplus does not reflect actual cash on hand that is available for distribution to our unitholders and is not limited to cash generated by operations. For example, it includes a provision that will enable us, if we choose, to distribute as operating surplus up to $            million of cash we receive in the future from non-operating sources such as asset sales, issuances of securities and long-term borrowings that would otherwise be distributed as capital surplus. In addition, the effect of including, as described above, certain cash distributions on equity interests in operating surplus will be to increase operating surplus by the amount of any such cash distributions. As a result, we may also distribute as operating surplus up to the amount of any such cash that we receive from non-operating sources.

The proceeds of working capital borrowings increase operating surplus and repayments of working capital borrowings are generally operating expenditures (as described below) and thus reduce operating surplus when repayments are made. However, if working capital borrowings, which increase operating surplus, are not repaid during the 12-month period following the borrowing, they will be deemed repaid at the end of such period, thus decreasing operating surplus at such time. When such working capital borrowings are in fact repaid, they will not be treated as a further reduction in operating surplus because operating surplus will have been previously reduced by the deemed repayment.

We define interim capital transactions as (i) borrowings, refinancings or refundings of indebtedness (other than working capital borrowings and items purchased on open account or for a deferred purchase price in the ordinary course of business) and sales of debt securities, (ii) sales of equity securities, and (iii) sales or other dispositions of assets, other than sales or other dispositions of inventory, accounts receivable and other assets in the ordinary course of business and sales or other dispositions of assets as part of normal asset retirements or replacements.

We define operating expenditures as all of our cash expenditures, including, but not limited to, taxes, reimbursements of expenses of our general partner and its affiliates, officer, director and employee compensation, debt service payments, payments made in the ordinary course of business under interest rate hedge contracts and commodity hedge contracts (provided that payments made in connection with the termination of any interest rate hedge contract or commodity hedge contract prior to the expiration of its settlement or termination date specified therein will be included in operating expenditures in equal quarterly installments over the remaining scheduled life of such interest rate hedge contract or commodity hedge contract and amounts paid in connection with the initial purchase of a rate hedge contract or a commodity hedge contract will be amortized at the life of such rate hedge contract or commodity hedge contract), maintenance capital expenditures (as discussed in further detail below), and repayment of working capital borrowings; provided, however, that operating expenditures will not include:

•	repayments of working capital borrowings where such borrowings have previously been deemed to have been repaid (as described above);

•	payments (including prepayments and prepayment penalties) of principal of and premium on indebtedness, other than working capital borrowings;

•	expansion capital expenditures;

•	payment of transaction expenses (including, but not limited to, taxes) relating to interim capital transactions;

•	distributions to our partners;

•	repurchases of partnership interests (excluding repurchases we make to satisfy obligations under employee benefit plans); or

•	any other expenditures or payments using the proceeds of this offering that are described in “Use of Proceeds.”

Capital Surplus

Capital surplus is defined in our partnership agreement as any distribution of available cash in excess of our operating surplus. Accordingly, except as described above, capital surplus would generally be generated by:

•	borrowings other than working capital borrowings;

•	sales of our equity and debt securities;

•

sales or other dispositions of assets, other than inventory, accounts receivable and other assets sold in the ordinary course of business or as part of ordinary course retirement or replacement of assets; and

•	capital contributions received.

Characterization of Cash Distributions

All available cash distributed by us on any date from any source will be treated as distributed from operating surplus until the sum of all available cash distributed by us since the closing of this offering equals the operating surplus from the closing of this offering through the end of the quarter immediately preceding that distribution. We anticipate that distributions from operating surplus will generally not represent a return of capital. However, operating surplus, as defined in our partnership agreement, includes certain components, including a $         million cash basket, that represent non-operating sources of cash. Consequently, it is possible that all or a portion of specific distributions from operating surplus may represent a return of capital. Any available cash distributed by us in excess of our cumulative operating surplus will be deemed to be capital surplus under our partnership agreement. Our partnership agreement treats a distribution of capital surplus as the repayment of the initial unit price from this initial public offering and as a return of capital. We do not anticipate that we will make any distributions from capital surplus.

Capital Expenditures

Maintenance capital expenditures are cash expenditures (including expenditures for the construction or development of new capital assets or the replacement, improvement or expansion of existing capital assets) made to maintain, over the long term, our operating capacity or operating income. Examples of maintenance capital expenditures are expenditures to repair, refurbish and replace storage, terminaling and pipeline infrastructure, to maintain equipment reliability, integrity and safety and to address environmental laws and regulations.

Expansion capital expenditures are cash expenditures incurred for acquisitions or capital improvements that we expect will increase our operating capacity or operating income over the long term. Examples of expansion capital expenditures include the acquisition of equipment, or the construction, development or acquisition of additional storage, terminaling or pipeline capacity, to the extent such capital expenditures are expected to expand our long-term operating capacity or operating income. Expansion capital expenditures include interest payments (and related fees) on debt incurred to finance all or a portion of expansion capital expenditures in respect of the period from the date that we enter into a binding obligation to commence the construction, development, replacement, improvement or expansion of a capital asset and ending on the earlier to occur of the date that such capital improvement commences commercial service and the date that such capital improvement is abandoned or disposed of.

Capital expenditures that are made in part for maintenance capital purposes and in part for expansion capital purposes will be allocated as maintenance capital expenditures or expansion capital expenditures by our general partner.

Subordinated Units and Subordination Period

General

Our partnership agreement provides that, during the subordination period (which we define below), the common units will have the right to receive distributions of available cash from operating surplus each quarter in an amount equal to $            per common unit, which amount is defined in our partnership agreement as the minimum quarterly distribution, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated units. These units are deemed “subordinated” because for a period of time, referred to as the subordination period, the subordinated units will not be entitled to receive any distributions until the common units have received the minimum quarterly distribution plus any arrearages from prior quarters. Furthermore, no arrearages will be paid on the subordinated units. The practical effect of the subordinated units is to increase the likelihood that, during the subordination period, there will be available cash to be distributed on the common units.

Determination of Subordination Period

Except as described below, the subordination period will begin on the closing date of this offering and will extend until the first business day following the distribution of available cash in respect of any quarter beginning after                    , 2016, that each of the following tests are met:

•

distributions of available cash from operating surplus on each of the outstanding common units and subordinated units equaled or exceeded $         (the annualized minimum quarterly distribution), for each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date;

•

the adjusted operating surplus (as defined below) generated during each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date equaled or exceeded the sum of $         (the annualized minimum quarterly distribution) on all of the outstanding common units and subordinated units during those periods on a fully diluted basis; and

•	there are no arrearages in payment of the minimum quarterly distribution on the common units.

Early Termination of Subordination Period

Notwithstanding the foregoing, the subordination period will automatically terminate on the first business day following the distribution of available cash in respect of any quarter, beginning with the quarter ending                     , 2014, that each of the following tests are met:

•

distributions of available cash from operating surplus on each of the outstanding common units and subordinated units equaled or exceeded $            (150.0% of the annualized minimum quarterly distribution) for the four-quarter period immediately preceding that date;

•

the adjusted operating surplus (as defined below) generated during the four-quarter period immediately preceding that date equaled or exceeded the sum of (1) $            (150.0% of the annualized minimum quarterly distribution) on all outstanding common and subordinated units on a fully diluted basis, and (2) the corresponding distribution on Apex and the controlling shareholders’ respective distributions on the incentive distribution rights; and

•	there are no arrearages in payment of the minimum quarterly distributions on the common units.

Expiration Upon Removal of the General Partner

In addition, if the unitholders remove our general partner other than for cause:

•

the subordinated units held by any person will immediately and automatically convert into common units on a one-for-one basis, provided (1) neither such person nor any of its affiliates voted any of its units in favor of the removal and (2) such person is not an affiliate of the successor general partner; and

•	if all of the subordinated units convert pursuant to the foregoing, all cumulative common unit arrearages on the common units will be extinguished and the subordination period will end; and

Expiration of the Subordination Period

When the subordination period ends, each outstanding subordinated unit will convert into one common unit and will thereafter participate pro rata with the other common units in distributions of available cash.

Adjusted Operating Surplus

Adjusted operating surplus is intended to reflect the cash generated from operations during a particular period and therefore excludes net drawdowns of reserves of cash established in prior periods. Adjusted operating surplus for a period consists of:

•	operating surplus generated with respect to that period (excluding any amount attributable to the item described in the first bullet of the definition of operating surplus); less

•	any net increase in working capital borrowings with respect to that period; less

•	any net decrease in cash reserves for operating expenditures with respect to that period not relating to an operating expenditure made with respect to that period; plus

•	any net decrease in working capital borrowings with respect to that period; plus

•

any net decrease made in subsequent periods to cash reserves for operating expenditures initially established with respect to that period to the extent such decrease results in a reduction in adjusted operating surplus in subsequent periods; plus

•	any net increase in cash reserves for operating expenditures with respect to that period required by any debt instrument for the repayment of principal, interest or premium.

Distributions of Available Cash from Operating Surplus During the Subordination Period

We will make distributions of available cash from operating surplus for any quarter during the subordination period in the following manner:

•	first, to the common unitholders, pro rata, until we distribute for each outstanding common unit an amount equal to the minimum quarterly distribution for that quarter;

•

second, to the common unitholders, pro rata, until we distribute for each outstanding common unit an amount equal to any arrearages in payment of the minimum quarterly distribution on the common units for any prior quarters during the subordination period;

•	third, to the subordinated unitholders, pro rata, until we distribute for each outstanding subordinated unit an amount equal to the minimum quarterly distribution for that quarter; and

•	thereafter, in the manner described in “—Incentive Distribution Rights” below.

The preceding discussion is based on the assumptions that we do not issue additional classes of equity securities.

Distributions of Available Cash from Operating Surplus After the Subordination Period

We will make distributions of available cash from operating surplus for any quarter after the subordination period in the following manner:

•	first, to all unitholders, pro rata, until we distribute for each outstanding unit an amount equal to the minimum quarterly distribution for that quarter; and

•	thereafter, in the manner described in “—Incentive Distribution Rights” below.

The preceding discussion is based on the assumptions that we do not issue additional classes of equity securities.

General Partner Interest

Our general partner owns a 0.0% non-economic general partner interest in us, which does not entitle it to receive cash distributions. However, our general partner may in the future own common units or other equity interests in us, and will be entitled to receive distributions on such interests.

Incentive Distribution Rights

Incentive distribution rights represent the right to receive an increasing percentage (15.0%, 25.0% and 50.0%) of quarterly distributions of available cash from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved. Apex and the controlling shareholders currently hold the incentive distribution rights, but may transfer these rights, subject to restrictions in our partnership agreement.

If for any quarter:

•	we have distributed available cash from operating surplus to the common and subordinated unitholders in an amount equal to the minimum quarterly distribution; and

•	we have distributed available cash from operating surplus on outstanding common units in an amount necessary to eliminate any cumulative arrearages in payment of the minimum quarterly distribution;

then, we will distribute any additional available cash from operating surplus for that quarter among the unitholders, the holders of our incentive distribution rights and our general partner in the following manner:

•	first, to all unitholders, pro rata, until each unitholder receives a total of $ per unit for that quarter (the “first target distribution”);

•

second, 85.0% to all unitholders, pro rata, and 15.0% to the holders of the incentive distribution rights, pro rata, until each unitholder receives a total of $        per unit for that quarter (the “second target distribution”);

•

third, 75.0% to all unitholders, pro rata, and 25.0% to the holders of the incentive distribution rights, pro rata, until each unitholder receives a total of $        per unit for that quarter (the “third target distribution”); and

•	thereafter, 50.0% to all unitholders, pro rata, and 50.0% to the holders of the incentive distributions rights, pro rata.

In each case, the amount of the target distribution set forth above is exclusive of any distributions to common unitholders to eliminate any cumulative arrearages in payment of the minimum quarterly distribution. The percentage interests set forth above assume that we do not issue additional classes of equity securities.

Percentage Allocations of Available Cash From Operating Surplus

The following table illustrates the percentage allocations of available cash from operating surplus among the unitholders and the holders of the incentive distribution rights up to the various target distribution levels. The amounts set forth under “Marginal Percentage Interest in Distributions” are the percentage interests of the unitholders and the holders of the incentive distribution rights in any available cash from operating surplus we distribute up to and including the corresponding amount in the column “Total Quarterly Distribution Target Amount,” until available cash from operating surplus we distribute reaches the next target distribution level, if any. The percentage interests shown for the unitholders and the holders of the incentive distribution rights for the minimum quarterly distribution are also applicable to quarterly distribution amounts that are less than the minimum quarterly distribution. The percentage interests set forth below assume that there are no arrearages on common units.

	Total Quarterly Distribution Target Amount		Marginal Percentage Interest in Distributions
			Unitholders	Holders of IDRs
Minimum Quarterly Distribution	$		100.0%	—
First Target Distribution	above $	up to $	100.0%	—
Second Target Distribution	above $	up to $	85.0%	15.0%
Third Target Distribution	above $	up to $	75.0%	25.0%
Thereafter	above $		50.0%	50.0%

Right to Reset Incentive Distribution Levels

Apex and the controlling shareholders, as the initial holders of our incentive distribution rights, have the right under our partnership agreement, subject to certain conditions, to elect to relinquish the right to receive incentive distribution payments based on the initial target distribution levels and to reset, at higher levels, the minimum quarterly distribution amount and target distribution levels upon which the incentive distribution payments to them would be set. If Apex or the controlling shareholders transfer all or a portion of their incentive distribution rights in the future, then the holder or holders of a majority of our incentive distribution rights will be entitled to exercise this right. The following discussion assumes that Apex and the controlling shareholders hold all of the incentive distribution rights at the time that a reset election is made. Apex and the controlling shareholders’ right to reset the minimum quarterly distribution amount and the target distribution levels upon which the incentive distributions payable to them are based may be exercised, without approval of our unitholders or the conflicts committee, at any time when there are no subordinated units outstanding, we have made cash distributions to the holders of the incentive distribution rights at the highest level of incentive distribution for each of the four consecutive fiscal quarters immediately preceding such time and the amount of each such distribution did not exceed adjusted operating surplus for such quarter, respectively. If Apex and the controlling shareholders are not the holders of a majority of the incentive distribution rights at the time an election is made to reset the minimum quarterly distribution amount and the target distribution levels, then the proposed reset will be subject to the prior written concurrence of the general partner that the conditions described above have been satisfied. The reset minimum quarterly distribution amount and target distribution levels will be higher than the minimum quarterly distribution amount and the target distribution levels prior to the reset such that Apex and the controlling shareholders will not receive any incentive distributions under the reset target distribution levels until cash distributions per unit following this event increase as described below. We anticipate that Apex and the controlling shareholders would exercise this reset right in order to facilitate acquisitions or internal growth projects that would otherwise not be sufficiently accretive to cash distributions per common unit, taking into account the existing levels of incentive distribution payments being made to them.

In connection with the resetting of the minimum quarterly distribution amount and the target distribution levels and the corresponding relinquishment by Apex and the controlling shareholders of incentive distribution payments based on the target distributions prior to the reset, Apex and the controlling shareholders will be entitled to receive a number of newly issued common units based on a predetermined formula described below that takes into account the “cash parity” value of the average cash distributions related to the incentive distribution rights received by Apex and the controlling shareholders for the two quarters immediately preceding the reset event as compared to the average cash distributions per common unit during that two-quarter period.

The number of common units that Apex and the controlling shareholders would be entitled to receive from us in connection with a resetting of the minimum quarterly distribution amount and the target distribution levels then in effect would be equal to the quotient determined by dividing (x) the average aggregate amount of cash distributions received by Apex and the controlling shareholders in respect of their incentive distribution rights during the two consecutive fiscal quarters ended immediately prior to the date of such reset election by (y) the average of the aggregate amount of cash distributed per common unit during each of these two quarters.

Following a reset election, the minimum quarterly distribution amount will be reset to an amount equal to the average cash distribution amount per common unit for the two fiscal quarters immediately preceding the reset election (which amount we refer to as the “reset minimum quarterly distribution”) and the target distribution levels will be reset to be correspondingly higher such that we would distribute all of our available cash from operating surplus for each quarter thereafter as follows:

•	first, to all unitholders, pro rata, until each unitholder receives an amount equal to 115.0% of the reset minimum quarterly distribution for that quarter;

•

second, 85.00% to all unitholders, pro rata, and 15.0% to the holders of the incentive distribution right, pro rata, until each unitholder receives an amount per unit equal to 125.0% of the reset minimum quarterly distribution for the quarter;

•

third, 75.00% to all unitholders, pro rata, and 25.0% to the holders of the incentive distribution rights, pro rata, until each unitholder receives an amount per unit equal to 150.0% of the reset minimum quarterly distribution for the quarter; and

•	thereafter, 50.00% to all unitholders, pro rata, and 50.0% to the holders of the incentive distribution right, pro rata.

The following table illustrates the percentage allocations of available cash from operating surplus between the unitholders and the holders of the incentive distribution rights at various cash distribution levels (1) pursuant to the cash distribution provisions of our partnership agreement in effect at the completion of this offering, as well as (2) following a hypothetical reset of the minimum quarterly distribution and target distribution levels based on the assumption that the average quarterly cash distribution amount per common unit during the two fiscal quarters immediately preceding the reset election was $            .

	Quarterly Distribution Per Unit Prior to Reset	Marginal Percentage Interest in Distributions		Quarterly Distribution Per Unit following Hypothetical Reset
		Common Unitholders	Holders of IDRs
Minimum Quarterly Distribution		$100.0%	—	$
First Target Distribution	above $ up to $	100.0%	—	above $		up to $	(1)
Second Target Distribution	above $ up to $	85.0%	15.0%	above $	(1)	up to $	(2)
Third Target Distribution	above $ up to $	75.0%	25.0%	above $	(2)	up to $	(3)
Thereafter	above $	50.0%	50.0%	above $	(3)

(1)	This amount is 115.0% of the hypothetical reset minimum quarterly distribution.

(2)	This amount is 125.0% of the hypothetical reset minimum quarterly distribution.

(3)	This amount is 150.0% of the hypothetical reset minimum quarterly distribution.

The following table illustrates the total amount of available cash from operating surplus that would be distributed to the unitholders and holders of the incentive distribution rights based on an average of the amounts distributed for the two quarters immediately prior to the reset. The table assumes that immediately prior to the reset there would be                    common units outstanding and the average distribution to each common unit would be $                    per quarter for the two consecutive non-overlapping quarters prior to the reset.

	Quarterly Distributions per Unit Prior to Reset	Cash Distributions to Common Unitholders Prior to Reset	Cash Distributions to General Partner Prior to Reset					Total Distributions
			Common units		Incentive Distribution Rights		Total
Minimum Quarterly Distribution	$	$	$			$—	$	$
First Target Distribution	above $ up to $			—		—
Second Target Distribution	above $ up to $			—
Third Target Distribution	above $ up to $			—
Thereafter	above $			—

		$		$—	$		$	$

The following table illustrates the total amount of available cash from operating surplus that would be distributed to the unitholders and the holders of the incentive distribution rights with respect to the quarter after the reset occurs. The table reflects that, as a result of the reset, there would be                    common units outstanding, and that the average distribution to each common unit would be $            . The number of common units issued as a result of the reset was calculated by dividing (x)                    as the average of the amounts received by Apex and the controlling shareholders in respect of their incentive distribution rights for the two consecutive non-overlapping quarters prior to the reset as shown in the table above, by (y) the average of the cash distributions made on each common unit per quarter for the two consecutive non-overlapping quarters prior to the reset as shown in the table above, or $            .

	Quarterly Distributions per Unit Prior to Reset	Cash Distributions to Common Unitholders Prior to Reset		Cash distributions to general partner after reset					Total Distributions
				Common Units		Incentive Distribution Rights	Total
Minimum Quarterly Distribution	$	$		$		$—	$		$
First Target Distribution	above $ up to $		—		—	—		—		—
Second Target Distribution	above $ up to $		—		—	—		—		—
Third Target Distribution	above $ up to $		—		—	—		—		—
Thereafter	above $		—		—	—		—		—

		$			$—	$—	$		$

Apex and the controlling shareholders will be entitled to cause the minimum quarterly distribution amount and the target distribution levels to be reset on more than one occasion, provided that it may not make a reset election except at a time when it has received incentive distributions for the immediately preceding four consecutive fiscal quarters based on the highest level of incentive distributions that it is entitled to receive under our partnership agreement.

Distributions From Capital Surplus

How Distributions from Capital Surplus Will Be Made

We will make distributions of available cash from capital surplus, if any, in the following manner:

•

first, to all unitholders, pro rata, until we distribute for each common unit that was issued in this offering, an amount of available cash from capital surplus equal to the initial public offering price;

•

second, to all unitholders, pro rata, until we distribute for each common unit an amount of available cash from capital surplus equal to any unpaid arrearages in payment of the minimum quarterly distribution on the common units; and

•	thereafter, as if they were from operating surplus.

The preceding discussion is based on the assumption that we do not issue additional classes of equity securities.

Effect of a Distribution from Capital Surplus

Our partnership agreement treats a distribution of capital surplus as the repayment of the initial unit price from this initial public offering, which is a return of capital. The initial public offering price less any distributions of capital surplus per unit is referred to as the “unrecovered initial unit price.” Each time a distribution of capital surplus is made, the minimum quarterly distribution and the target distribution levels will be reduced in the same proportion as the corresponding reduction in the unrecovered initial unit price. Because distributions of capital surplus will reduce the minimum quarterly distribution after any of these distributions are made, it may be easier for Apex and the controlling shareholders to receive incentive distributions and for the subordinated units to convert into common units. However, any distribution of capital surplus before the unrecovered initial unit price is reduced to zero cannot be applied to the payment of the minimum quarterly distribution or any arrearages.

Once we distribute capital surplus on a unit issued in this offering in an amount equal to the initial unit price, we will reduce the minimum quarterly distribution and the target distribution levels to zero. We will then make all future distributions from operating surplus, with 50.0% being paid to the unitholders, pro rata, and 50.0% to the holders of our incentive distribution rights.

Adjustment to the Minimum Quarterly Distribution and Target Distribution Levels

In addition to adjusting the minimum quarterly distribution and target distribution levels to reflect a distribution of capital surplus, if we combine our units into fewer units or subdivide our units into a greater number of units, we will proportionately adjust:

•	the minimum quarterly distribution;

•	target distribution levels;

•	the unrecovered initial unit price; and

•	the arrearages in payment of the minimum quarterly distribution on the common units.

For example, if a two-for-one split of the common units should occur, the minimum quarterly distribution, the target distribution levels and the unrecovered initial unit price would each be reduced to 50.0% of its initial level, and each subordinated unit would be split into two subordinated units. We will not make any adjustment by reason of the issuance of additional units for cash or property.

In addition, if legislation is enacted or if the official interpretation of existing law is modified by a governmental authority, so that we become taxable as a corporation or otherwise subject to taxation as an entity for federal, state or local income tax purposes, our partnership agreement specifies that the minimum quarterly distribution and the target distribution levels for each quarter may be reduced by multiplying each distribution level by a fraction, the numerator of which is available cash for that quarter (reduced by the amount of the estimated tax liability for such quarter payable by reason of such legislation or interpretation) and the denominator of which is the sum of available cash for that quarter (reduced by the amount of the estimated tax liability for such quarter payable by reason of such legislation or interpretation) plus our general partner’s estimate of our aggregate liability for the quarter for such income taxes payable by reason of such legislation or interpretation. To the extent that the actual tax liability differs from the estimated tax liability for any quarter, the difference may be accounted for in subsequent quarters.

Distributions of Cash Upon Liquidation

General

If we dissolve in accordance with our partnership agreement, we will sell or otherwise dispose of our assets in a process called liquidation. We will first apply the proceeds of liquidation to the payment of our creditors. We will distribute any remaining proceeds to the unitholders in accordance with their capital account balances, as adjusted to reflect any gain or loss upon the sale or other disposition of our assets in liquidation.

The allocations of gain and loss upon liquidation are intended, to the extent possible, to entitle the holders of outstanding common units to a preference over the holders of outstanding subordinated units upon our liquidation, to the extent required to permit common unitholders to receive their unrecovered initial unit price plus the minimum quarterly distribution for the quarter during which liquidation occurs plus any unpaid arrearages in payment of the minimum quarterly distribution on the common units. However, there may not be sufficient gain upon our liquidation to enable the holders of common units to fully recover all of these amounts, even though there may be cash available for distribution to the holders of subordinated units. Any further net gain recognized upon liquidation will be allocated in a manner that takes into account the incentive distribution rights of Apex and the controlling shareholders.

Manner of Adjustments for Gain

The manner of the adjustment for gain is set forth in our partnership agreement. If our liquidation occurs before the end of the subordination period, we will allocate any gain to our partners in the following manner:

•	first, to our general partner to the extent of any negative balance in its capital account;

•

second, to the common unitholders, pro rata, until the capital account for each common unit is equal to the sum of: (1) the unrecovered initial unit price; (2) the amount of the minimum quarterly distribution for the quarter during which our liquidation occurs; and (3) any unpaid arrearages in payment of the minimum quarterly distribution;

•

third, to the subordinated unitholders, pro rata, until the capital account for each subordinated unit is equal to the sum of: (1) the unrecovered initial unit price; and (2) the amount of the minimum quarterly distribution for the quarter during which our liquidation occurs;

•

fourth, to all unitholders, pro rata, until we allocate under this paragraph an amount per unit equal to: (1) the sum of the excess of the first target distribution per unit over the minimum quarterly distribution per unit for each quarter of our existence; less (2) the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the minimum quarterly distribution per unit that we distributed to the unitholders, pro rata, for each quarter of our existence;

•

fifth, 85.0% to all unitholders, pro rata, and 15.0% to the holders of the incentive distribution rights, pro rata, until we allocate under this paragraph an amount per unit equal to: (1) the sum of the excess of the second target distribution per unit over the first target distribution per unit for each quarter of our existence; less (2) the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the first target distribution per unit that we distributed 85.0% to the unitholders, pro rata and 15.0% to the holders of incentive distribution rights, pro rata, for each quarter of our existence;

•

sixth, 75.0% to all unitholders, pro rata, and 25.0% to the holders of the incentive distribution rights, pro rata, until we allocate under this paragraph an amount per unit equal to: (1) the sum of the excess of the third target distribution per unit over the second target distribution per unit for each quarter of our existence; less (2) the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the second target distribution per unit that we distributed 75.0% to the unitholders, pro rata and 25.0% to the holders of incentive distribution rights, pro rata, for each quarter of our existence; and

•	thereafter, 50.0% to all unitholders, pro rata, and 50.0% to the holders of incentive distribution rights, pro rata.

The percentages set forth above are based on the assumption that Apex and the controlling shareholders have not transferred their incentive distribution rights and that we do not issue additional classes of equity securities.

If the liquidation occurs after the end of the subordination period, the distinction between common units and subordinated units will disappear, so that clause (3) of the second bullet point above and all of the fourth bullet point above will no longer be applicable.

Manner of Adjustments for Losses

If our liquidation occurs before the end of the subordination period, after making allocations of loss to the unitholders in a manner intended to offset in reverse order the allocations of gains that have previously been allocated, we will generally allocate any loss to our unitholders in the following manner:

•	first, to the holders of subordinated units in proportion to the positive balances in their capital accounts, until the capital accounts of the subordinated unitholders have been reduced to zero; and

•	second, to the holders of common units in proportion to the positive balances in their capital accounts, until the capital accounts of the common unitholders have been reduced to zero.

If the liquidation occurs after the end of the subordination period, the distinction between common units and subordinated units will disappear, so that all of the first bullet point above will no longer be applicable.

Adjustments to Capital Accounts

Our partnership agreement requires that we make adjustments to capital accounts upon the issuance of additional units. In this regard, our partnership agreement specifies that we allocate any unrealized and, for tax purposes, unrecognized gain resulting from the adjustments to the unitholders in the same manner as we allocate gain upon liquidation. In the event that we make positive adjustments to the capital accounts upon the issuance of additional units, our partnership agreement requires that we generally allocate any later negative adjustments to the capital accounts resulting from the issuance of additional units or upon our liquidation in a manner that results, to the extent possible, in the partners’ capital account balances equaling the amount that they would have been if no earlier positive adjustments to the capital accounts had been made. In contrast to the allocations of gain, and except as provided above, we generally will allocate any unrealized and unrecognized loss resulting from the adjustments to capital accounts upon the issuance of additional units to the unitholders based on their respective percentage ownership of us. In this manner, prior to the end of the subordination period, we generally will allocate any such loss equally with respect to our common and subordinated units. If we make negative adjustments to the capital accounts as a result of such loss, future positive adjustments resulting from the issuance of additional units will be allocated in a manner designed to reverse the prior negative adjustments, and special allocations will be made upon liquidation in a manner that results, to the extent possible, in our unitholders’ capital account balances equaling the amounts they would have been if no earlier adjustments for loss had been made.

SELECTED HISTORICAL AND PRO FORMA CONSOLIDATED FINANCIAL

AND OPERATING DATA

We were formed in April 2013 and do not have historical financial statements. Therefore, in this prospectus we present the historical financial statements of Center Point Terminal Company, our predecessor. We refer to our predecessor for accounting purposes as “Predecessor.”

The following table should be read together with, and is qualified in its entirety by reference to, the historical and pro forma financial statements and the accompanying notes appearing elsewhere in this prospectus. Among other things, the historical and pro forma financial statements include more detailed information regarding the basis of presentation for the information in the following table. The table should also be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Use of Proceeds” and “Business.”

The summary historical financial data presented as of December 31, 2011 and 2012 is derived from the audited historical consolidated financial statements of our Predecessor that are included elsewhere in this prospectus.

The summary pro forma financial data presented as of and for the year ended December 31, 2012 is derived from our unaudited pro forma condensed consolidated financial statements included elsewhere in this prospectus. Our unaudited pro forma condensed consolidated financial statements give pro forma effect to the following:

•	the contribution to us by the selling unitholder and our parent of their respective ownership interests in Center Point Terminal Company and its assets and other related assets;

•	the issuance by us to the selling unitholder of common units;

•	the issuance by us to our parent of common units and subordinated units;

•	the issuance by us to our general partner of a 0.0% non-economic general partner interest;

•	the issuance by us to the controlling shareholders and Apex of the incentive distribution rights in us; and

•

the issuance by us to the public of            common units and the use of the net proceeds from this offering (assuming a price of $            per common unit, the midpoint of the price range set forth on the cover of this prospectus) as described under “Use of Proceeds.”

The rates we will charge Apex under the agreements are consistent with pricing during the year ended December 31, 2012. Accordingly, no adjustments have been made in the pro forma financial information included in this prospectus to give effect to the agreements.

For a detailed discussion of the summary historical consolidated financial information contained in the following table, please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The following table should also be read in conjunction with “Use of Proceeds” and our historical and pro forma financial statements included elsewhere in this prospectus. Among other things, the historical consolidated and unaudited pro forma financial statements include more detailed information regarding the basis of presentation for the information in the following table.

The following table presents a non-GAAP financial measure, Adjusted EBITDA, which we use in our business because it is an important supplemental measure of our performance and liquidity. Adjusted EBITDA represents net income (loss) before interest expense, income tax expense and depreciation and amortization expense, as further adjusted to remove gain or loss on investments and on the disposition of assets. This measure is not calculated or presented in accordance with generally accepted accounting principles, or GAAP. We explain this measure under “—Non-GAAP Financial Measure” and reconcile it to its most directly comparable financial measures calculated and presented in accordance with GAAP.

	Predecessor Historical		Pro Forma
	Year Ended December 31,		Year Ended December 31, 2012
	2011	2012
	(In thousands except operating data)
Statements of Operations Data:
Revenues:
Third Parties	$53,000	$52,591	$52,591
Affiliates	21,766	21,518	21,518

	74,766	74,109	74,109
Operating expenses:
Operating expenses	22,203	24,108	23,980
Selling, general and administrative (1)	2,350	2,723	2,703
Depreciation and amortization	14,234	15,363	15,361
Loss on disposition of assets	—	476	476
Total operating expenses	38,787	42,670	42,520

Income from operations	35,979	31,439	31,589

Other income (expense):
Interest expense and other	(663)	(498)	(580)
Interest and dividend income	1,287	135	25
Gain (loss) on investments and other—net	(536)	368	—

Income before income taxes	36,067	31,444	31,034

Provision for income taxes	588	524	80

Net income	$35,479	$30,920	$30,954
Net income attributable to noncontrolling interest	(1,267)	(867)	(867)

Net income attributable to shareholder/unitholders	34,212	30,053	30,087

Balance Sheet Data (at period end):
Property, plant and equipment, less accumulated depreciation	$115,825	$116,440	$114,438
Total assets	127,919	134,151
Total liabilities	18,156	15,721	634
Total shareholder’s equity/partners’ equity	109,763	118,430
Cash Flow Data:
Net cash provided by (used in):
Operating activities	$45,392	$44,912
Investing activities	(1,112)	(18,413)
Financing activities	(66,139)	(25,825)
Other Financial Data:
Adjusted EBITDA (1)(2)	$48,946	$46,411	$46,559
Capital expenditures:
Maintenance capital expenditures (3)	$9,441	$4,616	$4,616
Expansion capital expenditures (4)	1,880	11,828	10,001

Total	$11,321	$16,444	$14,617

Operating Data:
Available storage capacity, end of period (mbbls)	11,200	11,200	11,200
Terminal throughput (mbpd)	66,727	82,152	82,152

(1)	Pro forma selling, general and administrative expenses do not give effect to annual incremental selling, general and administrative expenses of approximately $ million that we expect to incur as a result of being a publicly traded partnership.

(2)	Adjusted EBITDA is defined in “—Non-GAAP Financial Measure” below.

(3)	Maintenance capital expenditures are those capital expenditures required to maintain our long-term operating capacity or operating income.

(4)	Expansion capital expenditures are capital expenditures made to increase the long-term operating capacity of our asset base, whether through construction or acquisitions.

Non-GAAP Financial Measure

For a discussion of the non-GAAP financial measure Adjusted EBITDA, please read “Summary—Non-GAAP Financial Measure.” The following table presents a reconciliation of Adjusted EBITDA to net income and net cash provided by (used in) operating activities, the most directly comparable GAAP financial measures, on a historical basis and pro forma basis, as applicable, for each of the periods indicated.

	Predecessor Historical		Pro Forma
	Year Ended December 31,		Year Ended December 31,
	2011	2012	2012
	(In thousands)
Reconciliation of Adjusted EBITDA to net income:
Net income attributable to shareholder/unitholders	$34,212	$30,053	$30,087
Depreciation and amortization	14,234	15,363	15,361
Provision (benefit) for income taxes	588	524	80
Interest expense and other	663	498	580
Interest and dividend income	(1,287)	(135)	(25)
Loss on disposition of assets	—	476	476
(Gain) loss on investments and other — net	536	(368)	—

Adjusted EBITDA	$48,946	$46,411	$46,559

Reconciliation of Adjusted EBITDA to net cash provided by operating activities:
Net cash flows from operating activities	$45,392	$44,912
Changes in assets and liabilities that provided cash	4,840	1,578
Deferred income taxes	17	(99)
Provision (benefit) for income taxes	588	524
Interest expense and other	663	498
Interest and dividend income	(1,287)	(135)

Adjusted EBITDA	$50,213	$47,278

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our results of operations and financial condition should be read in conjunction with the historical consolidated financial statements and related notes of Center Point Terminal Company, which we refer to as our Predecessor, and our pro forma consolidated financial statements and related notes included elsewhere in this prospectus. Among other things, the historical consolidated financial statements and pro forma consolidated statements include more detailed information regarding the basis of presentation for the following information.

This discussion and analysis contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed below. Factors that could cause or contribute to such differences include, but are not limited to, those identified below and those discussed in the section entitled “Risk Factors” included elsewhere in this prospectus.

Overview

We are a fee-based, growth-oriented Delaware limited partnership recently formed to own, operate, develop and acquire terminals and other assets relating to the storage of light refined products, heavy refined products and crude oil. Our storage terminals are strategically located in the East Coast, Gulf Coast and Midwest regions of the United States and, as of April 30, 2013, had a combined available storage capacity of 12.8 million barrels. Since January 1, 2013, we completed construction of and placed into service 212,000 barrels of available storage capacity at existing facilities and acquired an additional 1.4 million barrels of available storage capacity, increasing our storage capacity by approximately 14%. Most of our terminal facilities are strategically located on major waterways, providing ship or barge access for the movement of petroleum products, and have truck racks with efficient loading logistics. Several of our terminal facilities also have rail or pipeline access.

Our primary business objectives are to generate stable cash flows to enable us to pay quarterly cash distributions to our unitholders and to increase our quarterly distributions over time. We intend to achieve these objectives by anticipating long-term infrastructure needs in the areas we serve and by growing our storage terminal network through acquisitions of complementary assets from our sponsors, expansion of our existing facilities, construction of new terminals in existing or new markets and strategic acquisitions from third parties.

How We Generate Revenues

We operate in a single reportable segment consisting primarily of the fee-based storage and terminaling services we perform under contracts with our customers. We do not take title to any of the products we store or handle on behalf of our customers. For the years ended December 31, 2011 and 2012, we generated approximately 86% of our revenue from storage services fees. Of our revenue for the years ended December 31, 2011 and 2012, 82% and 85%, respectively, consisted of base storage services fees, which are fixed monthly fees paid at the beginning of each month to reserve dedicated tanks or storage space and to compensate us for handling up to a base amount of product volume at our terminals. Our customers are required to pay these base storage services fees to us regardless of the actual storage capacity they use or the volume of products that we receive. Our customers also pay us excess storage fees for volumes handled in excess of the amount attributable to their base storage services fees. The remainder of our revenues were generated from (1) ancillary fees for services such as heating, mixing and blending products, transferring products between tanks and rail car loading and dock operations and (2) fees for injecting additives, some of which are mandated by federal, state and local regulations.

Refiners typically use our terminals because they prefer to subcontract terminaling and storage services or their facilities do not have adequate storage capacity, dock infrastructure or do not meet specialized handling requirements for a particular product. We also provide storage services to distributors, marketers and traders that require access to large, strategically located storage capacity in close proximity to demand markets, export markets, transportation infrastructure and refineries. Our combination of geographic location, efficient and well-maintained storage assets and access to multiple modes of transportation gives us the flexibility to meet the evolving demands of our existing customers, as well as the demands of prospective customers seeking terminaling and storage services throughout our areas of operation.

As of April 30, 2013, approximately 93% of our available storage capacity was under contract. During the five years ended December 31, 2012, more than 95% of our available storage capacity has been under contract. While many of our contracts provide for a termination right after the expiration of the initial contract period, our long-standing relationships with our customers, including major integrated oil companies, have provided stable revenue. Our top ten customers (including Apex), which represent over 84% of our revenue for 2012, have used our services for an average of approximately ten years.

Factors That Impact Our Business

The revenues generated by our storage business are generally driven by our aggregate storage capacity under contract, the commercial utilization of our terminal facilities in relation to their capacity and the prices we receive for our services, which in turn are driven by the demand for the products being shipped through or stored in our facilities. Though substantially all of our terminal service agreements require a customer to pay for tank capacity regardless of use, our revenues can be affected by (1) the length of the underlying service contracts and pricing changes and shifts in the products handled when the underlying storage capacity is recontracted, (2) fluctuations in product volumes to the extent revenues under the contracts are a function of the amount of product stored or transported, (3) changes in demand for additive services, (4) inflation adjustments in storage services contracts and (5) changes in the demand for ancillary services such as product heating, mixing or blending, transferring our customers’ products between our tanks and rail car loading and dock operations.

We believe key factors that influence our business are (1) the long-term demand for and supply of refined products and crude oil, (2) the indirect impact that changes in refined product and crude oil pricing has on terminal and storage demand and supply, (3) the needs of our customers together with the competitiveness of our service offerings with respect to location, price, reliability and flexibility and (4) our ability and the ability of our competitors to capitalize on growth opportunities and changing market dynamics.

Supply and Demand for Refined Products and Crude Oil

Our results of operations are dependent upon the volumes of refined products and crude oil we have contracted to handle and store and, to a lesser extent, on the actual volumes of refined products and crude oil we handle and store for our customers. An important factor in such contracting is the amount of production and demand for refined products and crude oil. The production of and demand for refined products and crude oil are driven by many factors, including the price for crude oil and general economic conditions. To the extent practicable and economically feasible, we generally attempt to mitigate the risk of reduced volumes and pricing by negotiating contracts with minimum payments based on available capacity and with multi-year terms. However, an increase or decrease in the demand for refined products and crude oil in the areas served by our terminals will have a corresponding effect on (1) the volumes we actually terminal and store and (2) the volumes we contract to terminal and store if we are not able to extend or replace our existing customer contracts.

Refined Product and Crude Oil Prices

Because we do not own any of the refined products or crude oil that we handle and do not engage in the trading of refined products or crude oil, we have minimal direct exposure to risks associated with fluctuating commodity prices. One customer contract at our Chesapeake terminal provides for a base storage fee plus additional payments based on the customer’s profits from liquid asphalt sales. These additional payments represented approximately 1% of our revenue in 2012. In addition, extended periods of depressed or elevated refined product and crude oil prices can lead producers to increase or decrease production of refined products and crude oil, which can impact supply and demand dynamics.

If the future prices of refined products and crude oil are substantially higher than the then-current prices, also called market contango, our customers’ demand for excess storage generally increases. If the future prices of refined products and crude oil are lower than the then-current prices, also called market backwardation, our customers’ demand for excess storage capacity generally decreases. We seek to mitigate the impact of near-term commodity market price dynamics by generally entering into long-term agreements with our customers that have significant base storage services fee components. However, the market has experienced long periods of contango and backwardation that can impact the demand for and supply of refined product and crude oil terminaling and storage services.

Customers and Competition

We provide storage and terminaling services for a broad mix of customers, including major integrated oil companies, marketers, distributors and chemical and petrochemical companies. In general, the mix of services we provide to our customers varies depending on market conditions, expectations for future market conditions and the overall competitiveness of our service offerings. The terminaling and storage markets in which we operate are very competitive, and we compete with operators of other terminaling facilities on the basis of rates, terms of service, types of service, supply and market access and flexibility and reliability of service. In addition, we also compete with major integrated oil companies, many of whom are also our customers, that own terminals. We continuously monitor the competitive environment, the evolving needs of our customers, current and forecasted market conditions and the competitiveness of our service offerings in order to maintain the proper balance between optimizing near-term earnings and cash flow and positioning the business for sustainable long-term growth. Because of the significant investments we have made in maintaining high quality assets and because terminaling and storage are our core business, we believe that we can be more flexible and responsive to the needs of our customers than many of our competitors.

Organic Growth Opportunities

Regional refined products and crude oil supply and demand dynamics shift over time, which can lead to rapid and significant increases in demand for terminaling and storage services. At such times, we believe the terminaling companies that have positioned themselves for organic growth will be at a competitive advantage in capitalizing on the shifting market dynamics. Where feasible, we have designed the infrastructure at our terminals to facilitate future expansion, which we expect to both reduce our overall capital costs per additional barrel of storage capacity and shorten the duration and enhance the predictability of development timelines. Some of the specific infrastructure investments we have made that will facilitate incremental expansion include dock capacity capable of handling various products and easily expandable piping and manifolds to handle additional storage capacity. Our Galveston terminal has over fifty acres of available land that will allow us to greatly increase our storage capacity should market conditions warrant. Accordingly, we believe that we are well positioned to grow organically in response to changing market conditions.

Factors Impacting the Comparability of Our Financial Results

Our future results of operations may not be comparable to our historical results of operations for the following reasons:

•

We anticipate incurring additional costs as a result of being a publicly traded partnership, including external selling, general and administrative expenses of approximately $        million annually. Please read “—Overview of Our Results of Operations—Selling, General and Administrative Expenses.”

•

Our historical consolidated financial statements include state income tax expenses associated with certain corporate operating subsidiaries. Due to our status as a partnership, these subsidiaries will no longer be in corporate form and will not be subject to U.S. federal income tax and certain state income taxes in the future.

•

Our historical consolidated financial statements do not include equity earnings from our joint venture with Apex. Following the completion of this offering, the results of operations of the Albany terminal, in which we acquired a 32% interest in 2013, will be represented as equity earnings of the joint venture not be included in our consolidated financial statements.

Overview of Our Results of Operations

Our management uses a variety of financial measurements to analyze our performance, including the following key measures:

•	revenues derived from (i) storage services fees, including excess storage services fees, (ii) ancillary services and (iii) additive services;

•	our operating and selling, general and administrative expenses; and

•	our Adjusted EBITDA and distributable cash flow.

We do not utilize depreciation and amortization expense in our key measures because we focus our performance management on cash flow generation and our assets have long useful lives. In our period to period comparisons of our revenues and expenses set forth below, we analyze the following revenue and expense components:

Revenues

We characterize our revenues into three different types, as follows:

Storage Services Fees. Our customers pay base storage services fees, which are fixed monthly fees paid at the beginning of each month to reserve storage capacity in our tanks and to compensate us for receiving up to a base product volume on their behalf. Our customers are required to pay these base storage services fees to us regardless of the actual storage capacity they use or the amount of product that we receive. Our customers also pay us additional fees when we handle product volume on their behalf that exceeds the volume contemplated in their monthly base storage services fee.

Ancillary Services Fees. We charge ancillary services fees to our customers for providing services such as (i) heating, mixing and blending our customers’ products that are stored in our tanks, (ii) transferring our customers’ products between our tanks, (iii) at our Granite City terminal, adding polymer to liquid asphalt and (iv) rail car loading and dock operations. The revenues we generate from ancillary services fees vary based upon the activity levels of our customers.

Additive Services Fees. We generate revenue from fees for injecting generic gasoline, proprietary gasoline, lubricity, red dye and cold flow additives to our customers’ products. Certain of these additives are mandated by applicable federal, state and local regulations for all light refined products, and other additives, such as cold flow additive, are required to meet customer specifications. The revenues we generate from additive services fees vary based upon the activity levels of our customers.

Operating Expenses

Our operating expenses are comprised primarily of labor expenses, utility costs, insurance premiums, repairs and maintenance expenses, environmental compliance and property taxes. A large portion of these operating expenses are fixed, but can fluctuate from period to period depending on the mix of activities performed during that period and the timing of these expenses. We seek to manage our maintenance expenses by scheduling maintenance over time to avoid significant variability in our maintenance expenses and minimize their impact on our cash flow.

Selling, General and Administrative Expenses

Selling, general and administrative expenses include costs not directly attributable to the operations of our facilities and include costs such as professional services, compensation of non-operating personnel and expenses of the overall administration of the company. We expect to incur additional personnel and related costs and incremental external general and administrative expenses of approximately $         million annually as a result of being a publicly traded partnership, consisting of costs associated with SEC reporting requirements, tax return and Schedule K-1 preparation and distribution, registered independent auditor fees, investor relations activities, Sarbanes-Oxley Act compliance, stock exchange listing, registrar and transfer agent fees, incremental director and officer liability insurance and director compensation. These additional personnel and related costs and incremental external selling, general and administrative expenses are not reflected in our historical or pro forma financial statements.

Adjusted EBITDA and Distributable Cash Flow

We define Adjusted EBITDA as net income (loss) before net interest expense, income tax expense, depreciation and amortization expense, as further adjusted to remove gain or loss on investments and on the disposition of assets. Although we have not quantified distributable cash flow on a historical basis, after the closing of this offering we intend to use distributable cash flow, which we define as Adjusted EBITDA less net cash interest paid, income taxes paid and maintenance capital expenditures, to analyze our performance. Distributable cash flow will not reflect changes in working capital balances. Adjusted EBITDA and distributable cash flow are not presentations made in accordance with GAAP.

Adjusted EBITDA and distributable cash flow are non-GAAP supplemental financial measures that management and external users of our consolidated financial statements, such as industry analysts, investors, lenders and rating agencies, may use to assess:

•	our operating performance as compared to other publicly traded partnerships in the midstream energy industry, without regard to historical cost basis or financing methods;

•	the ability of our assets to generate sufficient cash flow to make distributions to our unitholders;

•	our ability to incur and service debt and fund capital expenditures; and

•	the viability of acquisitions and other capital expenditure projects and the returns on investment in various opportunities.

We believe that the presentation of Adjusted EBITDA in this prospectus provides useful information to management in assessing our financial condition and results of operations. The GAAP measures most directly comparable to Adjusted EBITDA are net income and net cash provided by operating activities. Our non-GAAP financial measure of Adjusted EBITDA should not be considered as an alternative to GAAP net income or net cash provided by operating activities. Adjusted EBITDA has important limitations as an analytical tool because it excludes some but not all items that affect net income. You should not consider Adjusted EBITDA in isolation or as a substitute for analysis of our results as reported under GAAP. Because Adjusted EBITDA may be defined differently by other companies in our industry, our definitions of Adjusted EBITDA may not be comparable to similarly titled measures of other companies, thereby diminishing its utility. For a reconciliation of this measure to its most directly comparable financial measures calculated and presented in accordance with GAAP, please read “Selected Historical and Pro Forma Consolidated Financial and Operating Data—Non-GAAP Financial Measures.”

Results of Operations

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

The following table and discussion is a summary of the results of operations of our Predecessor for the years ended December 31, 2011 and 2012.

	Year Ended December 31,
	2011	2012
	(In thousands)
Revenues:
Third Parties	$53,000	$52,591
Affiliates	21,766	21,518

	74,766	74,109
Operating expenses:
Operating expenses	22,203	24,108
Selling, general and administrative	2,350	2,723
Depreciation and amortization	14,234	15,363
Loss on disposition of assets	—	476
Total operating expenses	38,787	42,670

Income from operations	35,979	31,439

Other income (expense):
Interest expense and other	(663)	(498)
Interest and dividend income	1,287	135
Gain (loss) on investments and other—net	(536)	368

Income before income taxes	36,067	31,444

Provision for income taxes	588	524

Net income	$35,479	$30,920

Operating Data:
Available storage capacity, end of period (mbbls)	11,200	11,200
Terminal throughput (mbpd)	66,727	82,152

Revenues. Revenues for the year ended December 31, 2012 decreased by $0.7 million, or 0.9%, compared to the year ended December 31, 2011. This decrease was the result of a reduction in excess storage fees of $1.7 million and a reduction in ancillary services fees of $0.8 million, partially offset by an increase in base storage services fees of $1.5 million and an increase in additive services fees of $0.3 million.

The following table details the types and amounts of revenues generated during the years ended December 31, 2011 and 2012.

	Year Ended December 31,
	2011	2012
	(In thousands)
Storage services fees:
Base storage services fees	$61,142	$62,629
Excess storage services fees	3,132	1,453
Ancillary services fees	8,923	8,172
Additive services fees	1,569	1,855

Revenue	$74,766	$74,109

Storage Services Fees. Storage services fees decreased slightly for the year ended December 31, 2012 because of a decrease in excess storage fees.

•

Base storage services fees. Base storage services fees for the year ended December 31, 2012 increased by $1.5 million, or 2%, from the year ended December 31, 2011, primarily as a result of contract escalators in our storage services contracts and new storage services contracts at several of our facilities. This increase was partially offset by a $0.3 million reduction in base storage revenues due to downtime at the Newark terminal associated with Hurricane Sandy. In addition, revenue was negatively impacted by $0.3 million due to a temporary storage capacity reduction related to higher than usual maintenance activities at one of our facilities.

•

Excess storage fees. Excess storage fees for the year ended December 31, 2012 decreased by $1.7 million, or 54%, from the year ended December 31, 2011, primarily as a result of a $1.0 million reduction in the profit sharing fee under a customer contract at the Chesapeake terminal as a result of lower demand for asphalt in 2012 and also $0.5 million of excess storage services fees from temporary customers generated in 2011 that were converted to base storage fees with longer term customers in 2012.

Ancillary and Additive Services Fees. Ancillary services fees for the year ended decreased by $0.8 million, or 8%, from the year ended December 31, 2011, primarily as a result of lower heating revenues of $1.6 million attributable to a shift in the mix of products stored by a customer at one of our terminals to products that required less heating. This reduction was partially offset by an increase of $1.2 million from the polymer facility at our Granite City terminal that became operational in the third quarter of 2011 and a $0.3 million increase in fees for injecting additives as a result of terminal throughput, which increased approximately 23% for the ended December 31, 2012 compared to the year ending December 31, 2011.

Operating Expenses. Operating expenses for the year ended December 31, 2012 increased by $1.9 million, or 9%, compared to the year ended December 31, 2011. This increase was primarily attributable to (i) a $0.6 million increase in labor costs due to normal wage increases and the effect of operating the polymer facility for the entire year in 2012, (ii) a $0.4 million reduction in utility costs due to the lower level of heat applied to customers’ products, (iii) a $0.3 million increase in repairs and maintenance due primarily to higher than usual maintenance activities at one of our facilities, (iv) a $0.3 million increase in property taxes as a result of having the Jacksonville terminal in service for the entire year in 2012 and (v) a $0.9 million increase in other operating expenses from storm damage that did not exceed insurance deductibles, primarily in connection with Hurricane Sandy at our Newark terminal.

The following table details the types and amounts of our operating expenses during the years ended December 31, 2011 and 2012.

	Years Ended December 31,
	2011	2012
	(In thousands)
Operating expenses:
Labor	$8,254	$8,808
Utilities	3,755	3,341
Insurance premiums	1,124	1,252
Repairs and maintenance	4,383	4,719
Property taxes	1,690	2,038
Other	2,997	3,950

Total operating expenses	$22,203	$24,108

Depreciation and Amortization Expense. Depreciation and amortization expense for the year ended December 31, 2012 increased by $1.2 million, or 8%, compared to the year ended December 31, 2011. This increase was primarily attributable to capital expenditures during 2012 and a full year of depreciation on major items placed in service during 2011, including added storage capacity at our Jacksonville terminal, a new dock at our Newark terminal that went into service in the first quarter of 2011 and our Granite City polymer plant that became operational in the third quarter of 2011.

Selling, General and Administrative Expenses. Selling, general and administrative expenses for the year ended December 31, 2012 increased by $0.4 million, or 16%, compared to the year ended December 31, 2011. Selling, general and administrative expenses increased primarily as a result of a higher level of due diligence costs related to potential acquisitions.

Interest Expense. Interest expense for the year ended December 31, 2012 decreased by $0.2 million, or 25%, compared to the year ended December 31, 2011. This decrease was due to decreased borrowings period-over-period as a result of scheduled principal payments.

Interest and Dividend Income. Interest and dividend income for the year ended December 31, 2012 decreased by $1.2 million, or 90%, compared to the year ended December 31, 2011. This decrease was attributable to lower amounts of invested cash.

Gain (Loss) on Investments and Other—Net. Gain (loss) on investments for the year ended December 31, 2012 increased to a gain of $0.4 million from a loss of $0.5 million in 2011. The increase was primarily attributable to a 2012 gain on a sale of investments compared to a 2011 mark-to-market loss on investments.

Income Tax Expense. Income tax expense for the year ended December 31, 2012 decreased by $0.1 million, or 11%, compared to the year ended December 31, 2011. This decrease was primarily attributed to the lower revenue and higher operating expenses discussed above.

Net Income. Net income for the year ended December 31, 2012 decreased by $4.6 million, or 13%, compared to the year ended December 31, 2011.

Liquidity and Capital Resources

Liquidity

Our principal liquidity requirements are to finance current operations, fund capital expenditures, including acquisitions from time to time, and to service our debt. Following completion of this offering, we expect our sources of liquidity to include cash generated by our operations, borrowings under our revolving credit facility and issuances of equity and debt securities. We believe that cash generated from these sources will be sufficient to meet our short-term working capital requirements and long-term capital expenditure requirements. Please read “—Cash Flows—Capital Expenditures” for a further discussion of the impact on liquidity.

Following the completion of this offering, we intend to pay a minimum quarterly distribution of $         per common unit and subordinated unit per quarter, which equates to $        million per quarter, or $        million per year, based on the number of common and subordinated units to be outstanding immediately after completion of this offering, to the extent we have sufficient cash from our operations after establishment of cash reserves and payment of fees and expenses, including payments to our general partner and its affiliates. We do not have a legal obligation to pay this distribution. Please read “Cash Distribution Policy and Restrictions on Distributions.”

New Revolving Credit Facility

In connection with our initial public offering, we will repay our existing term loan and enter into a new $     million senior secured revolving credit facility. The revolving credit facility will be available to fund working capital and to finance acquisitions and other capital expenditures. Our obligations under the revolving credit facility will be secured by a first priority lien on substantially all of our assets. Borrowings under our revolving credit facility are expected to bear interest at a rate equal to LIBOR plus an applicable margin. LIBOR and the applicable margin will be defined in our revolving credit facility. We expect the unused portion of the revolving credit facility will be subject to an annual commitment fee.

We expect the revolving credit facility to contain covenants and conditions that, among other things, limit our ability to make cash distributions, incur indebtedness, create liens, make investments and enter into a merger or sale of substantially all of our assets. We also expect to be subject to certain financial covenants, including a consolidated leverage ratio and an interest coverage ratio, and customary events of default under the revolving credit facility.

Term Note

As of December 31, 2012, we had $9.0 million outstanding on our term loan payable to a commercial bank. We made monthly payments of principal through March 1, 2013. Monthly payments of interest are due through October 1, 2013, and the balance of $8.4 million will be due on October 8, 2013. We intend to use a portion of the proceeds from this offering to repay the outstanding balance of the term loan.

Cash Flows

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

Net cash provided by (used in) operating activities, investing activities and financing activities for the years ended December 31, 2011 and 2012 were as follows:

	December 31,
	2011	2012	$ Change	% Change
	(In thousands)
Net cash provided by operating activities	$45,392	$44,912	$(480)	(1)%
Net cash used in investing activities	(1,112)	(18,413)	17,301	1,556%
Net cash used in financing activities	(66,139)	(25,825)	(40,313)	(61)%

Cash Flows From Operating Activities. Net cash flows from operating activities for the year ended December 31, 2012 decreased by $0.5 million, or 1%, compared to the year ended December 31, 2011. The decrease was primarily attributable to a $4.6 million decline in net income and a $0.4 million decline in non-cash losses, as described above, partially offset by an increase in the following non-cash items (i) $1.1 million of depreciation and amortization, (ii) $0.1 million in deferred income taxes, and (iii) a $3.3 million decrease in cash used by working capital.

Cash Flows From Investing Activities. Net cash flows used in investing activities for the year ended December 31, 2012 increased by $17.3 million, or 1,556%, compared to the year ended December 31, 2011. This increase was primarily attributable to lower proceeds from sales of short-term investments of $37.5 million, which was partially offset by lower purchases of short-term investments of $25.6 million and higher capital expenditures of $5.1 million.

Cash Flows From Financing Activities. Cash flows used in financing activities for the year ended December 31, 2012 decreased by $40.3 million, or 61%, compared to the year ended December 31, 2011. This decrease was primarily attributable to lower distributions of $47.8 million and lower payments on our debt of $5.9 million, partially offset by loan activities with affiliates of $13.5 million in 2011.

Contractual Obligations

We have contractual obligations that are required to be settled in cash. Our contractual obligations as of December 31, 2012 were as follows:

	Payments Due by Period
	Total	Less than 1 Year	1-3 Years	4-5 Years	More than 5 Years
	(In thousands)
Debt obligations (1)	$8,991	$8,991	$—	$—	$—
Interest payments	92	92	—	—	—
Operating lease obligations	1,980	268	536	513	663

Total	$11,063	$9,351	$536	$513	$663

(1)	We intend to repay such indebtedness with the proceeds from this offering. Please read “Use of Proceeds.”

Capital Expenditures

The terminaling and storage business is capital-intensive, requiring significant investment for the maintenance of existing assets and the acquisition or development of new systems and facilities. We categorize our capital expenditures as either:

•

maintenance capital expenditures, which are cash expenditures (including expenditures for the construction or development of new capital assets or the replacement, improvement or expansion of existing capital assets) made to maintain our long-term operating capacity or operating income; or

•

expansion capital expenditures, which are cash expenditures incurred for acquisitions or capital improvements that we expect will increase our operating capacity or operating income over the long term.

For the year ended December 31, 2012, our capital expenditures were $16.4 million. Our capital spending program is focused on expanding our existing terminals where sufficient demand exists for our services and maintaining our facilities. Capital expenditure plans are generally evaluated based on regulatory requirements, return on investment and estimated incremental cash flow. We develop annual capital spending plans based on historical trends for maintenance capital, plus identified projects for expansion, technology and revenue-generating capital. In addition to the annually recurring capital expenditures, potential acquisition opportunities are evaluated based on their anticipated return on invested capital, accretive impact to operating results, and strategic fit.

Our cash capital expenditures for the year ended December 31, 2012 and our expected capital expenditures for 2013 are as follows:

	Year Ended December 31, 2012	Year Ending December 31, 2013 (Expected)	Total
		(In thousands)
Maintenance capital expenditures	$4,616	$	$
Expansion capital expenditures	11,828

Total	$16,444	$	$

Of the $11.8 million of expansion capital expenditures during 2012, $1.8 million related to the purchase of land for potential future development, which will be retained by our parent and not transferred to the partnership at the closing of this offering. $3.8 million was used to construct additional tanks at our terminals and $6.0 million was used to convert the Weirton terminal to support crude oil gathering operations.

Of the expected $7.6 million in maintenance capital expenditures for 2013, $2.4 million relates to significant tank repairs, including floor and roof replacements, $0.9 million relates to tank and pipeline painting, $0.7 million relates to pipeline repairs and the remaining $3.5 million relates to other capital repairs.

Following this offering, we anticipate that these maintenance capital expenditures will be funded primarily with cash from operations. We expect that we will rely primarily upon external financing sources, including borrowings under our revolving credit facility and the issuance of debt and equity securities, to fund any future expansion capital expenditures.

Future Trends and Outlook

We expect that certain trends and economic or industry-wide factors will continue to affect our business, both in the short and long term. We have based our expectations described below on assumptions made by us and on the basis of information currently available to us. To the extent our underlying assumptions about or interpretation of available information prove to be incorrect, our actual results may vary materially from our expected results. Please read “Risk Factors” for additional information about the risks associated with purchasing our common units.

Existing Base Storage Contracts

The following table details the base storage services fees expected to be generated over the next five years based on remaining contract terms at December 31, 2012.

Expected Revenue under Base Storage Contracts
(In thousands)
2013	$72,554
2014	64,792
2015	51,152
2016	26,318
2017 or more years remaining	14,874

Supply of Storage Capacity

An important factor in determining the value of storage capacity and therefore the rates we are able to charge for new contracts or contract renewals is whether a surplus or shortfall of storage capacity exists relative to the overall demand for storage services in a given market area. We monitor local developments around each of our facilities closely. We believe that significant barriers to entry exist in the refined product and crude oil terminaling and storage business. These barriers include significant costs and execution risk, a lengthy permitting and development cycle, shortage of personnel with the requisite expertise and the finite number of sites that are suitable for development.

Entry of Competitors into the Markets in Which We Operate

The competitiveness of our service offerings could be significantly impacted by the entry of new competitors into the markets in which our terminals operate. We believe, however, that significant barriers to entry exist in the refined products and crude oil terminaling and storage business, particularly for marine terminals. These barriers include significant costs and execution risk, a lengthy permitting and development cycle, such as environmental permitting, financing challenges, shortage of personnel with the requisite expertise and the finite number of sites with comparable connectivity suitable for development.

Economic Conditions

The condition of credit markets may adversely affect our liquidity. In the recent past, world financial markets experienced a severe reduction in the availability of credit. Although we were not substantially impacted by this situation because of the long-term nature of our customer contracts, possible negative impacts in the future could include a decrease in the availability of credit. In addition, we could experience a tightening of trade credit from our suppliers and our customers’ businesses may be effected by their access to credit.

Growth Opportunities

We expect to expand the storage capacity at our current terminal facilities over the near and medium term. In addition, we will selectively pursue strategic asset acquisitions from Apex and third parties that complement our existing asset base or provide attractive potential returns in new areas within our geographic footprint. Our long-term strategy includes operating fee-based, qualifying income producing infrastructure assets throughout North America. We believe that we will be well positioned to acquire assets from third parties should such opportunities arise, and identifying and executing acquisitions will be a key part of our strategy. However, if we do not make acquisitions on economically acceptable terms, our future growth will be limited, and it is possible that any acquisitions we do make will reduce, rather than increase, our cash available for distribution per unit.

Demand for Refined Products and Crude Oil

In the near-term, we expect demand for refined products and crude oil to remain stable. Even if demand for refined products and crude oil decreases sharply, however, our historical experience during recessionary periods has been that our results of operations are not materially impacted in the near term. We believe this is because of several factors, including: (i) we mitigate the risk of reduced volumes and pricing by negotiating contracts with minimum payments based on available capacity and with multi-year terms, and (ii) sharp decreases in demand for refined products and crude oil generally increase the short and medium-term need for storage of those products, as customers search for buyers at appropriate prices.

Quantitative and Qualitative Disclosures About Market Risk

Market risk is the risk of loss arising from adverse changes in market rates and prices. We do not take title to the refined products and crude oil that we handle and store. We do not intend to hedge our indirect exposure to commodity risk.

We have exposure to changes in interest rates on our indebtedness associated with our revolving credit facility, but for the year ended December 31, 2012 our variable rate indebtedness was economically hedged with an interest rate swap, which expired on April 2, 2013. We may use certain derivative instruments to hedge our exposure to variable interest rates in the future, but we do not currently have in place any hedges or forward contracts.

Seasonality

The refined product and crude oil throughput in our terminals is directly affected by the level of supply and demand for refined products and crude oil in the markets served directly or indirectly by our assets, which can fluctuate seasonally, particularly due to seasonal shutdowns of refineries during the spring months. However, many effects of seasonality on our revenues will be substantially mitigated, as the significant majority of our revenues are generated through fixed monthly fees for storage services under multi-year contracts.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

Critical Accounting Policies and Estimates

The discussion and analysis of our financial condition and results of operations are based upon each of the respective consolidated financial statements of our Predecessor, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires the use of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. Certain accounting policies involve judgments and uncertainties to such an extent that there is a reasonable likelihood that materially different amounts could have been reported under different conditions, or if different assumptions had been used. Estimates and assumptions are evaluated on a regular basis. We and our Predecessor base our respective estimates on historical experience and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from the estimates and assumptions used in preparation of the consolidated financial statements.

Upon the closing of this offering, the consolidated historical financial statements of our Predecessor will become the historical financial statements of World Point Terminals, LP. Consequently, the critical accounting policies and estimates of our Predecessor will become our critical accounting policies and estimates. We believe these accounting policies reflect the more significant estimates and assumptions used in preparation of the financial statements. Please read Note 2 to our Predecessor’s audited historical financial statements included elsewhere in this prospectus, for a discussion of additional accounting policies, estimates and judgments made by its management.

Revenue Recognition. Our principal source of revenues is from storage services fees at our terminals. Typically, our contracts with customers are for a fixed term with pricing provisions based on the volume of product stored or based on the activity conducted at our terminals by the customers. Additional revenues are derived from injecting additives and the provision of ancillary services to our customers, such as the heating and blending of their product.

We recognize revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price to the customer is fixed or determinable and collectability is reasonably ensured. Revenues from base storage services fees are recognized on a straight-line basis over the period in which storage services are provided. Additive and ancillary services fees are recognized monthly based on the amount of additive, heating or other services we provided during that month.

Depreciation. We calculate depreciation expense using the straight-line method, based on the estimated useful life of each asset. We assign asset lives based on reasonable estimates when an asset is placed into service. We periodically evaluate the estimated useful lives of our property, plant and equipment and revise our estimates. The determination of an asset’s estimated useful life takes a number of factors into consideration, including technological change, normal depreciation and actual physical usage. If any of these assumptions subsequently change, the estimated useful life of the asset could change and result in an increase or decrease in depreciation expense. Subsequent events could cause us to change our estimates, which would impact the future calculation of depreciation expense.

Impairment of Long-Lived Assets. In accordance with Accounting Standards Codification No. 360, “Accounting for the Impairment or Disposal of Long-Lived Assets,” we continually evaluate whether events or circumstances have occurred that indicate the carrying value of our long-lived assets, including property and equipment, may be impaired. In determining whether the carrying value of our long-lived assets is impaired, we make a number of subjective assumptions, including whether there is an indication of impairment and the extent of any such impairment.

Factors we consider as indicators of impairment may include, but are not limited to, our assessment of the market value of the asset, operating or cash flow losses and any significant change in the asset’s physical condition or use.

We evaluate the potential impairment of long-lived assets by comparison of estimated undiscounted cash flows for the related asset to the asset’s carrying value. Impairment is indicated when the estimated undiscounted cash flows to be generated by the asset are less than the asset’s carrying value. If the long-lived asset is considered to be impaired, the impairment loss is measured as the amount by which the carrying amount of the asset exceeds the fair value of the asset, calculated using a discounted future cash flow analysis.

These future cash flow estimates (both undiscounted and discounted) are based on historical results, adjusted to reflect our best estimate of future market and operating conditions. Uncertainty associated with these cash flow estimates include assumptions regarding demand for the refined petroleum products and crude oil that we store for our customers, volatility and pricing of crude oil and its impact on refined products prices, the level of domestic oil production, discount rates (for discounted cash flows) and potential future sources of cash flows.

Although the resolution of these uncertainties historically has not had a material impact on our results of operations or financial condition, we cannot provide assurance that actual amounts will not vary significantly from estimated amounts. During the years ended December 31, 2011 and 2012, we did not record any impairment on assets.

Environmental and Other Contingent Liabilities. Environmental costs are expensed if they relate to an existing condition caused by past operations and do not contribute to current or future revenue generation. Liabilities are recorded when site restoration, environmental remediation, cleanup or other obligations are either known or considered probable and can be reasonably estimated. At December 31, 2011 and 2012, we had no accruals for environmental obligations.

Accruals for contingent liabilities are recorded when our assessment indicates that it is probable that a liability has been incurred and the amount of liability can be reasonably estimated. Such accruals may include estimates and are based on all known facts at the time and our assessment of the ultimate outcome. Our estimates for contingent liability accruals are increased or decreased as additional information is obtained or resolution is achieved. Presently, there are no material accruals in these areas. Although the resolution of these uncertainties historically has not had a material impact on our results of operations or financial condition, we cannot provide assurance that actual amounts will not vary significantly from estimated amounts.

Among the many uncertainties that impact our estimates of environmental and other contingent liabilities are the potential involvement in lawsuits, administrative proceedings and governmental investigations, including environmental, regulatory and other matters, as well as the uncertainties that exist in operating our storage facilities and related facilities. Our insurance does not cover every potential risk associated with operating our storage facilities and related facilities, including the potential loss of significant revenues. We believe we are adequately insured for public liability and property damage to others with respect to our operations. With respect to all of our coverage, we may not be able to maintain adequate insurance in the future at rates we consider reasonable.

INDEPENDENT STORAGE INDUSTRY OVERVIEW

Independent storage providers play a vital role in the business of refined petroleum products and crude oil. They serve as a critical logistic midstream link between the upstream (exploration and production) and the downstream (refining and marketing) segments of the refined product and crude oil industry. In the storage business, an independent operator does not receive title to the product stored and handled, nor do the customers it serves own or control its facilities. Instead, an independent terminal operator provides storage, handling, blending, additive and logistics services to its customers.

Over the last three decades, the liquid storage business has evolved from its beginnings as a component of an integrated production, transportation and logistics process, into a mature, stand-alone operation. In the early 1970s, the independent terminaling business was fragmented, with only a few large players, while major energy and chemical companies owned and operated extensive tank terminal networks for their own needs. While the independent storage business still includes many small and local private companies that often own just a single terminal, some large well-financed public and private companies, like us, have emerged and positioned themselves as market leaders through acquisitions, expansions and new construction.

Overview

Terminal facilities complement crude oil transportation systems, refinery operations and refined products transportation and distribution and play a key role in moving refined products to the end-user market. The refined products storage industry helps address a fundamental imbalance in the energy industry: refined products are produced in different locations and at different times than they are ultimately consumed. Within the United States, there are geographical supply and demand imbalances. These imbalances are partially due to a concentration of a majority of U.S. petroleum refining capacity in Louisiana and Texas, which account for more than 50% of all refining capacity in the United States according to the Energy Information Administration, or EIA. At the same time, both crude oil production and refined product consumption is distributed more evenly across the country.

The refined product market within the United States is divided geographically into five Petroleum Administration for Defense Districts, or PADDs. The map below shows the movement of crude oil and petroleum products between PADDs. According to the EIA, in 2012, approximately 1.1 billion barrels of refined products and crude oil moved from PADD III, along the Gulf Coast, to PADD I, the East Coast. In addition, over 590 million barrels of refined products and crude oil were transported from PADD III to PADD II in the Midwest. In addition, 289 million barrels were transported from PADD II to PADD III. Additionally, weather and transportation issues, including planned and unplanned maintenance downtime, can cause disruptions in the supply chain. Networks of logistics assets, including pipeline, barges, rail and terminals, facilitate the movement of crude oil to the refinery and refined product from the refinery to demand markets.

In addition to logistics, storage and distribution, terminals are used for inventory management and blending to achieve specified grades of product, filtering of jet fuel, injection of additives and other ancillary services. Typically, refined product terminals are equipped with automated truck loading facilities, commonly referred to as truck racks, that operate 24 hours a day and are supplied by storage tanks. These automated truck loading facilities provide security, product allocations, credit and carrier and destination certification by remote input of data by customers. Transporters pick up refined products at the truck racks and deliver them to commercial, industrial and retail end-users. Additionally, some terminals use ships, barges and rail cars to deliver refined products and receive refined products into the terminal. During the loading process, additives may be introduced into refined products by computer-controlled injection systems that enable the refined products being loaded to conform to governmental regulations and individual customer requirements. Terminal facilities also provide short and long term storage services, which provide customers with an essential cushion against unexpected disruptions in supply, transportation and markets while at the same time allowing for warehousing of refined products and crude oil to satisfy a customer’s expected increases in demand or capitalize on a customer’s expected increase in price. The value of a storage asset is a function of its proximity and interconnectivity to major ports, refineries, trading hubs and end-users as well as its ability to offer differentiated or customized services.

The diagram below illustrates the position and function of the independent terminaling and storage industry within the refined products market chain.

A brief overview of the midstream and downstream segments of the energy industry that are connected through refined products and crude oil terminals follows.

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Transportation of Crude Oil. There are three primary modes of transportation of crude oil for inter-regional trade: vessels (tankers or barges), pipelines and rail. Tankers have made intercontinental transport of oil possible, and they are low cost, efficient and extremely flexible. Pipelines, on the other hand, are the mode of choice for transcontinental oil movements, and are the primary mode of transportation for crude oil in the United States. New techniques, such as horizontal drilling and hydraulic fracturing, have made production of crude oil from shale economical, resulting in significant production in locations not served by pipelines and with limited storage capabilities. As a result, rail transportation increasingly serves as a critical link in the supply of oil to U.S. refiners. The added flexibility provided by rail allows for access to oil production from these new areas.

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Refining. Refineries convert crude oil into light and heavy-refined products. Light refined products include gasoline and distillates, diesel fuels, heating oils and jet fuels. Heavy refined products include residual fuel oils and liquid asphalt. These products have various distinguishing characteristics, such as sulfur content, octane level, vapor pressure and chemical characteristics. Refined products of specific grade and characteristics, such as unleaded gasoline, are substantially identical in composition from one refinery to another and are referred to as being fungible. The refined products initially are stored at the refineries’ own storage facilities. Refineries schedule refined product output for delivery to satisfy their own retail delivery obligations, for example, at branded gasoline stations, and sell the remainder of their refined product output to independent marketing and distribution companies or traders for resale.

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Transportation and Storage of Refined Products. Before a distributor or marketer distributes refined petroleum products in the wholesale markets, it must first schedule the product for shipment by tankers, barges, rail or on common carrier pipelines to a terminal. Refined products are often transported by tanker or barge to and from terminals with marine access, such as most of our facilities. Because there are economies of scale in transporting products by vessel, marine access terminals with large storage capacities for various commodities have the ability to offer their customers lower per-barrel freight costs than do terminals with smaller storage capacities. For terminals without marine access, such as our Gates terminal near Rochester, New York, product is primarily received by common carrier pipelines and railcar. Common carrier pipelines are pipelines with published tariffs that are regulated by the Federal Energy Regulatory Commission or state authorities. These pipelines ship product in batches, with each batch consisting of fungible product owned by several different companies. As a batch of product is shipped on a pipeline, each terminal operator along the way draws the volume of fungible product that is scheduled for that facility as the batch passes in the pipeline. Consequently, each terminal operator must monitor the type of product in the common carrier pipeline to determine when to draw product scheduled for delivery to that terminal. In addition, both the common carrier pipeline and the terminal operator monitor the volume of product drawn to ensure that the amount scheduled for delivery at that location is actually received.

Residual oil, or heavy oil, is used for processing steam generation, large volume space heating, production of carbon black and industrial applications. The common grades of residual oils include No. 6 oil and Nos. 4 and 5 oil, which are proportionate blends of No. 6 oil and No. 2 heating oil. Residual oils generally require heating in order to transport and store, mandating special heating and storage requirements at terminals and delivery sites. As a result of the special handling requirements, not all terminals are capable of storing these products. Heavier refined product with higher viscosity cannot be comingled with light oil products such as motor fuels. These products are typically transported to terminals via heated barge or railcar. The specialized handling and blending specifications offer an opportunity for terminal operators to provide a value-added service in addition to storage. Whether light oil or heavy oil products, storage typically occurs in above ground tanks for future delivery to terminal customers.

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Delivery. Most terminals have a tanker truck loading facility commonly referred to as a truck rack. Often, commercial and industrial end-users and independent retailers will rely on independent trucking companies to pick up product at the rack and transport it to the end-user or retailer at its location. The driver swipes a magnetic card that identifies the customer purchasing the product, the carrier and the driver, and the driver will enter the destination and the product to be loaded into the truck. A computerized system electronically reviews credentials and authorizes the delivery of the product to the truck. As product is being loaded into the truck, additives are injected into products, including all gasoline, to conform to government specifications and individual customer requirements. The type and amount of additive are electronically and mechanically controlled by equipment located at the truck loading rack. Liquid asphalt and other residual products, due to their higher viscosity, require special handling and may require blending services. These products are typically delivered via truck to liquid asphalt mixing plants or from the terminal to heated barges and tankers for transport both domestically and abroad.

Many major energy companies own and operate terminal storage facilities to help integrate their upstream or downstream energy assets into the larger marketplace. Although such terminals often have the same basic capabilities as terminals owned by independent commercial operators, they generally do not provide storage to third parties nor do they typically have the flexible infrastructure and business approach required to do so. Moreover, major energy companies are increasing their focus on capital intensive, upstream activities that generate riskier and higher returns on investment at the expense of the midstream activities, including tank storage and shipping. To reduce their capital employed in such midstream activities and to simultaneously capitalize on the safe and efficient operations of independent terminal operators, major energy companies increasingly sell terminal assets against future storage contracts. Consequently, there is a trend to outsource logistics services, which we believe will result in acquisition opportunities and independent terminaling and storage providers accounting for an increasing percentage of the total terminaling and storage market. We believe that independent providers with a large network and economies of scale have and will continue to benefit disproportionately from these trends.

While some major energy companies still own their own storage facilities, they are also significant customers of independent terminal operators and may have a strong demand for independent terminals, due to their efficient operations and tailor-made services. Major energy and chemical companies also frequently have a need for storage when specialized handling is required, when refineries experience process upsets or maintenance turnarounds, or when independent terminal operators have more cost effective locations near key transportation links such as deep-water ports.

Terminal Services

Terminal operators, like us, offer a variety of services to their customers, which include refiners, producers, distributors and traders. Some of the services typically provided by terminal operators include, among other things:

•	receipt of product by tankers, tank barges, rail tank cars, tank trucks and pipelines;

•	storage of product (quantity and quality control);

•	inventory management;

•	redelivery of product via tankers, tank barges, rail tank cars, road tank trucks and pipelines;

•	blending, mixing, and additizing;

•	treatment of product, such as anti-stripping additive or polymers for liquid asphalt;

•	administrative services, such as order processing and invoicing;

•	customs service, such as coordinating obligations related to import duties and VAT; and

•	complementary services, such as surveying.

The terminals we operate serve different market functions based on the geographies in which they operate. The primary role of our terminaling services is driven by regional dynamics that differ between the following three primary regions in which we operate:

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Northeast. Due to the supply/demand imbalance for refined products created by the large population base and relatively low refining capacity, the Northeast region has a shortage of supply of products. Our terminaling services in the Northeast region often serve as pooling points that aggregate product delivered by pipeline or barge for delivery to distributors in order to meet local refined product demand. The Northeast region is also a heavy user of heating oil because of the logistical issues associated with natural gas transportation in the area. Accordingly, our assets in the Northeast region primarily handle gasoline, jet fuel, ultra-low sulfur diesel, biodiesel, No. 2 heating oil and ethanol.

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Gulf Coast. Due to the significant industrial demand for heavy products in the Gulf Coast region, excess supply from other geographies moves to this region where industrial demand and export opportunities are greatest. The demand for bulk storage and blending of heavy refined product in the Gulf Coast region is the core service our Gulf Coast terminals provide. Increased regulatory and customer driven product specifications offer a substantial opportunity to utilize these assets to meet our customers blending requirements. Our Gulf Coast facilities primarily handle heavy products such as No. 6 oil, liquid asphalt, vacuum gas oil and bunker fuels, among others.

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Midwest. Our terminals in the Midwest region offer backup storage and services to major refiners. While refinery customers operate significant storage at the refinery, maintenance outages or other logistical bottlenecks can create a need for additional local terminal capacity for light refined products. Additionally, our terminals can serve a gathering function for heavy products that are generally barged south to the Gulf Coast region to be aggregated for industrial use and/or export. In meeting these customer needs, these facilities may handle both light and heavy products.

Barriers to Entry

Some of the primary barriers to entry into the terminaling and storage business include:

•	limited locations that possess requisite characteristics, such as proximity to pipelines, refineries, processing plants, waterways, demand markets and export hubs;

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the extended length of time and risk involved in permitting and developing new projects and placing them into service, which can extend over a multi-year period depending on the type of facility, location, permitting and environmental issues and other factors;

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the magnitude and uncertainty of capital costs, length of the permitting and development cycle and scheduling uncertainties associated with terminal development projects present significant project financing challenges, which could be exacerbated by any tightening of the global credit markets; and

•	the specialized expertise required to acquire, develop and operate storage facilities, which makes it difficult to hire and retain qualified management and operational teams.

Parameters of Competition

Independent terminal operators compete based on terminal location and versatility as well as quality of service and price.

Location

Location is a critical factor in the independent storage business. Favorably located terminals are in higher demand and command much higher storage fees. Ideally positioned terminals have two-way access to multiple cost-effective transportation modes such as waterways, railroads, roadways and pipelines.

Versatility

Terminal versatility is a function of the operator’s ability to offer safe storage for a diverse group of products with complex handling requirements. Terminals that are more versatile can sell their services at higher prices and penetrate a broader range of customers.

Service

Providing high quality of service is key for an operator to distinguish itself and maintain long-term customer relationships. Key areas of service differentiation for an operator include its ability to offer clients tailor-made solutions and its operating standards. An operator’s logistics capabilities are equally important, enabling optimal flexibility to a variety of products in the most cost efficient manner. Given the high value of the products being stored, service reliability is a critical differentiation among independent terminal operators.

Price

Significant barriers to entry into the terminaling and storage industry reduce pricing pressure from new entrants. Customers are also attracted to operators, like us, that can provide stable pricing over long contract periods. These term contract storage prices are typically inflation-linked with annual or periodic resets.

Customers

The types of customers relying on independent tank storage include the following:

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Refiners and Producers. Oil refiners and producers that typically store feedstocks inbound to their refineries and outbound refined products. A large number of the major integrated oil companies fit this profile.

•	Distributors. Customers that store finished petroleum or chemical products for eventual distribution to the end consumer.

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Traders. Trading customers that tend to store oil or chemical products for speculative and wholesale purposes, including when attempting to profit from a contango market structure (futures prices exceeding spot) or increased demand due to seasonality.

•	Governmental Agencies and Municipalities. Agencies and municipalities store refined products both for consumption and eventual distribution, including storage of strategic reserves.

We believe customer loyalty in the terminaling industry is strong because terminal and storage facilities serve as an important part of their supply chain and that their costs associated with arranging for alternative terminaling or storage could be substantial. Contracts for storage services generally provide for a fixed fee based on the volume of storage provided or reserved for the customer, and incremental fees based on the throughput of product passing through the terminal, as well as fees for other ancillary services.

Market Developments

Within the last decade, the international storage market has experienced an extended period of strong demand and steady growth, particularly in the global hub locations of North America, Europe and Singapore, as well as in the rising economies of Asia. This strong demand is fuelled by the parameters described below.

Global Supply and Demand Imbalances

With regard to both crude oil and clean petroleum products, consumption is rising in regions with fewer resources, driving an increase in storage and logistics network necessary to meet the changing international demand dynamics. This development has resulted in significant investments being made for marine handling, storage, and blending infrastructure. While refiners typically have some flexibility to produce multiple or varying products, many do not produce the entire range of clean petroleum products. Consequently, the strong demand for gasoline in the United States has for many years resulted in a diesel surplus, leading to greater diesel exports and gasoline imports. However, most recently, global diesel demand has influenced refining margins. Particularly in Europe and Asia, diesel is in high demand, leading to a surplus of gasoline in these regions. It is these imbalances that combined with rising oil demand make storage so important. Integrated oil companies typically manage their terminal operations to meet their internal demands, while independent terminal operators seek to maximize the flexibility of their terminal operations to meet the requirements of a variety of customers. Because the largest component of a terminal’s costs are not dependent on activity levels, the ability to increase utilization can have a significant impact on the terminal’s profitability. For example, in connection with our acquisition from a major oil company of the terminal facility adjacent to our existing Jacksonville terminal in 2013, we intend to increase the interconnectivity of our tanks and the operational flexibility of the terminal, which we believe will allow us to provide a broader suite of terminaling services to third-party customers and to increase the value of the terminal to customers.

Since the beginning of 2011, approximately 400,000 barrels per day of refining capacity in PADD I has been either shut down or idled, representing approximately 33.1% of the overall refining capacity within

PADD I. Over the same time period, demand for refined products in PADD I has decreased slightly. Because the supply of product from PADD I refineries has decreased more than demand for flexible, well-maintained terminal capacity with multiple modes of connectivity has increased.

Variation of Quality

Refined product is differentiated, with each petroleum product having unique chemical and physical properties (e.g., sulfur content, vapor pressure, specific gravity, oxygen content, octane or cetane number and cold properties). Many countries and regions have different norms and specifications, depending on climate and environmental policies. This inconsistency means that often certain gasoline and diesel fractions do not meet local specifications and need to be exported or blended with imported components. Additionally, heavier product, such as No. 6 oil, has experienced increased specification requirements in recent years. This again leads to higher storage demand and the need for additional logistic infrastructure such as tanks and blending capabilities. With tightening environmental standards in certain regions and the introduction of biofuels as a blending component, we expect the need for tanks and blending capabilities to increase.

Oil Price Levels, Volatility, and Basis

While spot oil prices do not impact the oil and refined products storage industry directly, they can and do impact the industry’s customer base and influence their interaction with operators such as us. Higher prices lead to higher utilization of credit lines and increased inventory costs. As this is a constraint for customers of independent storage providers, it makes it necessary to manage the customer and contract portfolio well. In some ways, higher product prices also make customers less price sensitive to storage costs because the cost to store product then represents a lower share of overall cost.

Oil price volatility has increased sharply over the past several years, making prudent price hedging and a proximity to the marketplaces imperative for both oil traders and refiners. As a result, it is particularly important in the hub regions that physical oil and refined product storage is available to customers as otherwise the time to market may prevent capturing profit opportunities.

Demand for storage is also impacted by the pricing differential between spot (or near term) and futures prices for oil and refined products. A market contango (futures prices exceeding spot) increases the demand for storage from both market participants and speculators looking to take advantage of this pricing differential. A market backwardation (future prices lower than spot) decreases the near-term demand for storage from market participants and speculators. The market has, from time to time, gone through extended periods of backwardation and contango.

BUSINESS

Overview

We are a fee-based, growth-oriented Delaware limited partnership recently formed to own, operate, develop and acquire terminals and other assets relating to the storage of light refined products, heavy refined products and crude oil. Our storage terminals are strategically located in the East Coast, Gulf Coast and Midwest regions of the United States and, as of April 30, 2013, had a combined available storage capacity of 12.8 million barrels. Since January 1, 2013, we completed and placed into service 212,000 barrels of available storage capacity at existing facilities and acquired an additional 1.4 million barrels of available storage capacity, increasing our storage capacity by approximately 14%. Most of our terminal facilities are strategically located on major waterways, providing easy ship or barge access for the movement of petroleum products, and have truck racks with efficient loading logistics. Several of our terminal facilities also have rail or pipeline access.

Our primary business objectives are to generate stable cash flows to enable us to pay quarterly cash distributions to our unitholders and to increase our quarterly distributions over time. We intend to achieve these objectives by anticipating long-term infrastructure needs in the areas we serve and by growing our storage terminal network through acquisitions of complementary assets from our sponsors, expansion of our existing facilities, the construction of new terminals in existing or new markets and strategic acquisitions from third parties.

We operate in a single reportable segment consisting primarily of the fee-based storage and terminaling services we perform under contracts with our customers. We do not take title to any of the products we store or handle on behalf of our customers. For the years ended December 31, 2011 and 2012, we generated approximately 86% of our revenue from storage services fees. Of our revenue for the years ended December 31, 2011 and 2012, 82% and 85%, respectively, consisted of base storage services fees, which are fixed monthly fees paid at the beginning of each month to reserve dedicated tanks or storage space and to compensate us for handling up to a base amount of product volume at our terminals. Our customers are required to pay these base storage services fees to us regardless of the actual storage capacity they use or the volume of products we receive. Our customers also pay us excess storage fees for volumes handled in excess of the amount attributable to their base storage services fees. The remainder of our revenues were generated from (1) ancillary fees for services such as heating, mixing and blending products, transferring products between tanks and rail car loading and dock operations and (2) fees for injecting additives, some of which are mandated by federal, state and local regulations.

For the year ended December 31, 2012, approximately 28% of our revenues were derived from Apex. Formed in 1932, Apex is a distribution and marketing company controlled by the controlling shareholders that supplies, distributes and markets refined petroleum products to refiners, wholesalers, distributors, marketers and industrial and commercial end users throughout the United States and international markets. For the three years ended September 30, 2012, Apex averaged annual revenue in excess of $5.0 billion and sales in excess of 50 million barrels of refined products. Our terminals provide critical logistics services that support Apex’s distribution and marketing operations. Apex also owns six refined product and crude oil storage terminals in the East Coast and Gulf Coast regions, with an aggregate storage capacity of 7.8 million barrels.

As of April 30, 2013, approximately 93% of our available storage capacity was under contract. During the five years ended December 31, 2012, more than 95% of our available storage capacity was under contract. While many of our contracts provide for a termination right after the expiration of the initial contract period, our long-standing relationships with our customers, including major integrated oil companies, have provided stable revenue. Our top ten customers (including Apex), which represent over 84% of our revenue for 2012, have used our services for an average of approximately ten years.

Our Terminal Assets

Our terminal assets are strategically located in the East Coast, Gulf Coast and Midwest regions of the United States. Refiners typically use our terminals because they prefer to subcontract terminaling and storage services or their facilities do not have adequate storage capacity or dock infrastructure or do not meet specialized handling requirements for a particular product. We also provide storage services to distributors, marketers and traders that require access to large, strategically located storage capacity with efficient access to transportation infrastructure and in close proximity to refineries, demand markets or export hubs. Our combination of geographic location, efficient and well-maintained storage assets and access to multiple modes of transportation gives us the flexibility to meet the evolving demands of our existing customers, as well as the demands of prospective customers.

The following table and discussion of our terminal assets sets forth certain information regarding our terminals and related assets as of April 30, 2013. The discussion of capacity contracted to Apex reflects the terms of the terminaling services agreements that we will enter into at the closing of this offering.

Location	Available Storage Capacity (shell mbbls)	% of Total Available Storage Capacity	Product	Facility Site Owned/ Leased	Supply Method	Delivery Method
East Coast
Albany, NY (1)	384	3.0%	Gasoline, Distillate, Kerosene	Owned	Barge, Ship, Rail	Truck
Baltimore, MD	1,267	9.9%	Gasoline, No. 2 Oil, Kerosene, Ultra Low Sulfur Diesel	Owned	Barge, Ship, Colonial Pipeline	Truck, Ship, Barge
Chesapeake, VA	560	4.4%	Gasoline, Liquid Asphalt, Distillate, Aviation Gas	Owned	Barge, Rail, Ship, Colonial Pipeline	Truck
Gates, NY	276	2.2%	Gasoline, Distillate	Owned	Buckeye Pipeline, Sun Pipeline	Truck
Glenmont, NY	2,103	16.5%	Gasoline, Distillate, Kerosene	Owned	Barge, Ship	Truck
Jacksonville, FL (2)	1,130	8.8%	Gasoline, Distillate	Owned	Barge, Rail, Ship, Truck	Truck, Barge
Newark, NJ (3)	1,064	8.3%	Gasoline, Distillate	Owned	Barge, Colonial Pipeline	Truck, Barge
Weirton, WV	680	5.3%	Crude Oil, Condensate, Biodiesel	Owned	Barge, Truck	Barge
Gulf Coast
Baton Rouge, LA	1,640	12.9%	No. 6 Oil, Vacuum Gas Oil, Liquid Asphalt, Carbon Black	Leased	Barge, Rail, Ship	Barge, Rail, Truck
Galveston, TX	2,020	15.8%	Vacuum Gas Oil, Vacuum Tower Bottoms, Bunker Fuel, No. 6 Oil	Owned and Leased	Barge, Ship	Barge, Ship, Truck
Midwest
Granite City, IL	821	6.4%	Liquid Asphalt, Polymer Facility	Leased	Barge, Rail	Barge, Rail, Truck
Memphis, TN	213	1.7%	Jet Fuel, Aviation Gas, Distillate	Owned	Barge	Truck, Barge
N. Little Rock, AR	130	1.1%	Caustic, Diesel, Biodiesel	Owned	Barge	Truck, Pipeline
Pine Bluff, AR	126	1.0%	No. 2 Oil, Caustic	Owned	Barge	Truck, Barge
St. Louis, MO	351	2.7%	Liquid Asphalt	Owned	Barge	Truck, Barge

	12,765	100.0%

(1)	We operate the terminal in a joint venture with Apex. We own a 32% interest and Apex owns the remaining 68% interest in the terminal. The 384,000 barrels of available storage capacity presented in this table represent our proportionate share of the 1.2 million barrels of total available storage capacity of the terminal.

(2)	We expanded the storage capacity at the Jacksonville terminal in April 2013 through the acquisition of an adjacent terminal, which contains 450,000 barrels of available storage capacity.

(3)	We have owned 51% of the Newark terminal since 2005. We will acquire the remaining 49% noncontrolling interest in the terminal from our parent at the closing of this offering, increasing our share of available storage capacity by an additional 540,000 barrels.

East Coast

Our terminaling services in the Northeast region often serve as pooling points that aggregate product delivered by pipeline or barge for delivery to distributors in order to meet local refined product demand. The Northeast region is also a heavy user of heating oil because of the logistical issues associated with natural gas transportation in the area. Accordingly, our assets in the Northeast region primarily handle gasoline, jet fuel, ultra-low sulfur diesel, biodiesel, No. 2 heating oil and ethanol.

Albany Terminal. We are a partial owner of the Albany terminal, located in Rensselaer, New York, through a joint venture agreement that we entered into with Apex in 2013. Pursuant to the terms of the joint venture agreement, we own a 32% interest in the Albany terminal and Apex owns the remaining 68% interest. The products stored at the terminal include gasoline, distillate and kerosene.

•	Storage Capacity. The Albany terminal operates 18 tanks ranging in size from 4,700 to 110,000 barrels, with a total available storage capacity of 1,200,000 barrels.

•	Loading and Transport Capabilities. The terminal includes a four bay truck loading rack.

•	Connectivity. Products are received by barge, rail or truck and are generally transported from the terminal by truck.

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Customer Base and Contracts. Approximately 43% of the available storage capacity of the terminal is under contract with Apex for at least one year from the closing of this offering. Approximately 13% of the available storage capacity of the terminal is under contract with a major oil company.

Baltimore Terminal. The Baltimore terminal is located in Southwest Baltimore and is currently used to store gasoline, heating oil and diesel fuel.

•	Storage Capacity. The Baltimore terminal operates 11 tanks ranging in size from 66,500 to 251,000 barrels, with a total available storage capacity of 1,267,000 barrels.

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Loading and Transport Capabilities. In 2011, we constructed a pipeline to connect the terminal with the dock at an adjacent terminal providing river access. Most products are received via pipeline or barge. The terminal also has a truck loading rack with six automated loading bays.

•	Connectivity. Products are received from the Colonial pipeline or by barge and transported from the terminal by truck, ship or barge.

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Customer Base and Contracts. Approximately 63% of the available storage capacity of the terminal is under contract with Apex for at least three years from the closing of this offering. The remainder of the capacity is under contract with various third parties.

Chesapeake Terminal. The Chesapeake terminal, located in Chesapeake, Virginia on the Elizabeth River a short distance from Chesapeake Bay, stores light refined products (gasoline, diesel and fuel oil) and liquid asphalt. The terminal facility site includes substantial additional land for expansion.

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Storage Capacity. The Chesapeake terminal consists of 11 tanks ranging in size from 10,000 to 81,000 barrels, with a total available storage capacity of approximately 560,000 barrels. Light refined products (gasoline, diesel and fuel oil) storage accounts for 395,000 barrels of capacity, and the remaining 165,000 barrels of capacity is used for storing liquid asphalt.

•	Loading and Transport Capabilities. The terminal contains a ship and barge loading facility consisting of a fixed dock capable of accommodating ships and barges. The terminal includes a light refined product truck loading rack with two automated loading bays with five bottom-loading arms at each bay and one top loading bay. The liquid asphalt truck loading rack has two top loading bays.

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Connectivity. Light refined products are received from the Colonial pipeline or by barge and generally transported from the terminal by truck. Liquid asphalt is generally received by rail and transported from the terminal by truck.

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Customer Base and Contracts. All of the available storage capacity of the terminal is under contract. 165,000 barrels of liquid asphalt storage capacity has been contracted with a major oil company. This agreement provides for a base storage fee plus additional payments based on the customer’s profits from liquid asphalt sales. Apex has contracted to store 340,000 barrels of light refined products. A major oil company has also contracted to store 55,000 barrels.

Gates Terminal. The Gates terminal is located near Rochester, New York and is used to store gasoline, heating oil and diesel fuel.

•	Storage Capacity. The Gates terminal has seven tanks ranging in size from 5,000 to 95,000 barrels, with a total available storage capacity of 276,000 barrels.

•	Loading and Transport Capabilities. The terminal has a truck loading rack with four loading bays. The terminal does not have a dock.

•	Connectivity. Products are received from either the Buckeye or Sun pipeline and are transported from the terminal by truck.

•	Customer Base and Contracts. All of the available storage capacity of the terminal is under contract with Apex for at least one year from the closing of this offering.

Glenmont Terminal. The Glenmont terminal is located near Albany, New York on the west shore of the Hudson River and stores gasoline, diesel, kerosene and ice melt.

•	Storage Capacity. The Glenmont terminal consists of 12 tanks ranging in size from 55,000 barrels to 269,000 barrels with a total available storage capacity is 2,103,000 barrels.

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Loading and Transport Capabilities. The dock facility at the terminal is rated to handle a vessel 750 feet in length and 200 feet in width, with a draft over 30 feet. The terminal has a truck loading rack with five automated loading bays, and has easy access to major highways. The terminal also includes a marine vapor recovery unit. In 2012, we constructed a pipeline to connect the facility with an adjacent terminal, which provides enhanced dock access and transport capabilities.

•	Connectivity. Products are received by barges traveling the Hudson River and leaves the terminal by truck.

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Customer Base and Contracts. Approximately 82% of the available storage capacity of the terminal is under contract with Apex for at least two years from the closing of this offering. The remaining available storage capacity of the terminal is under contract to a major oil company.

Jacksonville Terminal. The Jacksonville terminal is located in Jacksonville, Florida and stores gasoline and diesel fuel.

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Storage Capacity. The original Jacksonville terminal was constructed in 2011 and includes nine tanks ranging from 27,000 to 81,000 barrels, with a total available storage capacity of 680,000 barrels. In April 2013, we purchased an adjacent terminal with 13 tanks ranging in size from 6,000 to 46,000 barrels, with a total available storage capacity of 450,000 barrels. Our combined facilities have a total available storage capacity of 1,130,000 barrels. We are also constructing a pipeline to connect the two facilities. Construction of the pipeline is expected to be completed by the end of the second quarter of 2013.

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Loading and Transport Capabilities. The combined terminals have two truck racks with a total of six loading bays and an offloading station for ethanol. The terminal includes a dock located on the St. John’s River in Jacksonville harbor capable of handling vessels up to 680 feet in length.

•	Connectivity. Products are received by ship, barge, truck or rail and are transported from the terminal by truck or barge.

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Customer Base and Contracts. Two major oil companies have contracted for an aggregate minimum of 225,000 barrels of light refined products throughput per month. We believe that these customers will throughput significantly more volume than their minimums. Apex has contracted to store 495,000 barrels of light refined products for at least three years from the closing of this offering.

Newark Terminal. The Newark terminal is located in Newark, New Jersey in New York Harbor and stores gasoline, heating oil, biodiesel and diesel fuel.

•	Storage Capacity. The Newark terminal operates 13 tanks ranging in size from 38,400 to 139,200 barrels, with a total available storage capacity of 1,064,000 barrels.

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Loading and Transport Capabilities. The terminal has a dock on New York Harbor, which is a New York Mercantile Exchange delivery point, built to handle vessels up to 460 feet in length and also receives product from the Colonial pipeline. The terminal has a truck loading rack with 12 automated loading bays and a marine operation for fueling vessels. In 2008, we completed the addition of a marine vapor recovery system, which increased our light refined product handling capability.

•	Connectivity. Products are received by barge or from the Colonial pipeline and are transported from the terminal by truck or barge.

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Customer Base and Contracts. Approximately 37% of the available storage capacity of the terminal is under contract with Apex for at least five years from the closing of this offering. The remaining capacity of the terminal is under contract with various third parties.

Weirton Terminal. The Weirton terminal is located in Weirton, West Virginia and stores crude oil from the Marcellus shale fields.

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Storage Capacity. Pursuant to a five-year contract with a major oil company, we completed the renovations to the Weirton terminal facility in February 2013, and the terminal currently operates five tanks ranging in size from 55,000 to 225,000 barrels, with a total available storage capacity of 680,000 barrels.

•	Loading and Transport Capabilities. The terminal has seven truck offloading stations.

•	Connectivity. The crude oil is delivered by truck and is transported from the terminal by rail or barge.

•	Customer Base and Contracts. All of the available storage capacity is under contract with a major oil company for five years, commencing on January 1, 2013.

Gulf Coast

Due to the significant industrial demand for heavy products in the Gulf Coast region, excess supply from other geographies move to this region where industrial demand and export opportunities are greater. Bulk storage and blending of heavy refined product in the Gulf Coast region are the core services our Gulf Coast terminals provide. Increased regulatory and customer driven product specifications offer a substantial opportunity to utilize these assets to meet our customers blending requirements. Our Gulf Coast facilities primarily handle heavy products such as No. 6 oil, liquid asphalt, vacuum gas oil and bunker fuels, among others.

Baton Rouge Terminal. The Baton Rouge terminal is located in Port Allen, Louisiana on the west bank of the Mississippi River and stores liquid asphalt and heavy residual fuels. The terminal facility site includes additional land for expansion.

•	Storage Capacity. The Baton Rouge terminal operates 11 heated and insulated tanks ranging in size from 55,000 to 200,000 barrels, with a total available storage capacity of 1,640,000 barrels.

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Loading and Transport Capabilities. The dock facility consists of a floating dock barge, which is attached to a fixed dock operated by the Port of Greater Baton Rouge, along with loading hoses, piping, lighting and jib cranes. The floating dock can accommodate multiple barges at a time, and the fixed dock is capable of handling two marine tanker ships. The terminal can accommodate up to eight rail cars and two trucks at a time at its loading racks.

•	Connectivity. Products are received by ship, barge and rail and are transported from the terminal by barge, rail and truck.

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Customer Base and Contracts. The terminal has four customers, with fixed quantities of storage reserved for each customer ranging from 55,000 to 671,000 barrels. Approximately 43% of the available storage capacity of the terminal is under contract with Apex for at least five years from the closing of this offering.

Galveston Terminal. The Galveston terminal is located on Pelican Island, along the north side of the Galveston Channel inshore of the Gulf of Mexico and stores various heavy residual fuels.

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Storage Capacity. The Galveston terminal includes 27 tanks ranging in size from 500 barrels to 215,000 barrels, with a total available storage capacity of 2,019,900 barrels. All of the tanks are heated, and 23 are insulated. The terminal facility site includes additional land for possible expansion.

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Loading and Transport Capabilities. A barge and ship dock nearly 900 feet long can accommodate marine traffic with a draft of up to 38 feet, and seven 6- to 16-inch pipelines that extend from the wharf to 16 of our storage tanks. The terminal also includes a four bay truck rack.

•	Connectivity. Products, including carbon black oil, No. 6 oil and slurry oil, are received by ship and barge traveling in Galveston Bay and are transported from the terminal by ship, barge and truck.

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Customer Base and Contracts. The terminal has four customers, with fixed quantities of storage reserved for each customer ranging from 110,000 to 388,000 barrels. Approximately 22% of the available storage capacity of the terminal is under contract with Apex for at least five years from the closing of this offering. The remainder capacity is under contract with various third parties.

Midwest

Our terminals in the Midwest region offer backup storage and services to major refiners. While refinery customers operate significant storage at the refinery, maintenance outages or other logistical bottlenecks can create a need for additional local terminal capacity for light refined products. Additionally, our terminals can serve a gathering function for heavy products that are generally barged south to the Gulf Coast region to be aggregated for industrial use or export. In meeting our customer needs, these facilities may handle both light and heavy products.

Granite City Terminal. The Granite City terminal is located west of Granite City, Illinois on the east bank of the Chain of Rocks Canal, which flows into the Mississippi River north of St. Louis. This terminal stores petroleum products, including liquid asphalt and heavy, residual oil products. The terminal also includes a polymer modification plant that has the capacity to produce up to 200,000 tons of modified asphalt per year.

•	Storage Capacity. The Granite City terminal consists of nine insulated and heated tanks with a total available storage capacity of approximately 821,000 barrels.

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Loading and Transport Capabilities. The terminal has a barge loading facility, a rail tank car loading and unloading manifold with the ability to accommodate up to eight cars, a truck loading rack with four automated top loading bays and a liquid asphalt blender.

•	Connectivity. Products are received by barge and rail and are transported from the terminal by barge, rail and truck.

•	Customer Base and Contracts. All of the available storage capacity is under contract with a major oil company through December 31, 2014.

Memphis Terminal. The Memphis terminal is located on McKellar Lake, approximately one mile from the eastern bank of the Mississippi River, in Memphis, Tennessee, and primarily stores aviation gasoline, jet fuel and No. 2 fuel oil.

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Storage Capacity. The Memphis terminal consists of six main storage tanks ranging in size from 10,000 to 68,000 barrels, with a total available storage capacity of 213,000 barrels. Two smaller tanks with approximately 400 barrels of capacity each are used to store ethanol and biodiesel.

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Loading and Transport Capabilities. We own a one-third interest in a barge loading facility and connecting pipelines at the terminal. The other two-thirds interest is owned by an adjacent terminal operator. The agreements governing the jointly owned dock include a right of first refusal if either party receives a bona-fide offer to sell its interest to an unrelated party. We are responsible for managing the dock. The terminal site also includes a truck rack with two loading bays and is connected to a vapor recovery system.

•	Connectivity. Products are delivered to the Memphis terminal by barges traveling the Mississippi river. Products are transported from the terminal by truck or barge.

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Customer Base and Contracts. All of the available storage capacity is under contract with a large refiner through December 31, 2014. While this customer owns facilities adjacent to the Memphis terminal, it continues to use our terminal extensively.

Little Rock Terminal. The Little Rock terminal is located on the south bank of the Arkansas River in North Little Rock, Arkansas and stores various products, including caustic soda, diesel and biodiesel.

•	Storage Capacity. The Little Rock terminal has three tanks ranging in size from 25,000 to 60,000 barrels, with a total available storage capacity of 138,000 barrels.

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Loading and Transport Capabilities. The terminal includes a barge loading facility and two one-spot top loading truck bays (with a third bay currently unutilized). The terminal has a pipeline spur added to to receive barges and transport product directly to a customer’s facility.

•	Connectivity. Products are received primarily by barge and are transported from the terminal by truck and pipeline.

•	Customer Base and Contracts. All of the available storage capacity is under contract with various third parties.

Pine Bluff Terminal. The Pine Bluff terminal is located on Lake Langhoffer, which connects to the Arkansas River in Pine Bluff, Arkansas and stores No. 2 fuel oil and caustic soda.

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Storage Capacity. The Pine Bluff terminal consists of four storage tanks with a total available storage capacity of 126,000 barrels. Two 25,000-barrel tanks are used for the storage of caustic soda, and a 26,000-barrel tank and a 50,000-barrel tank are used for No. 2 fuel storage.

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Loading and Transport Capabilities. The terminal includes a barge loading facility. The terminal also maintains two top loading one-spot truck racks for loading the caustic soda and operates two tractor-trailer rigs that haul caustic soda from the terminal to the end user for a fee based on the weight of each load. We also own a two and a half-mile pipeline that connects to the facilities of a major No. 2 fuel oil customer.

•	Connectivity. Products are received primarily by barge and are transported from the terminal by truck and barge.

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Customer Base and Contracts. All of the available storage capacity is currently under contract. Our fuel oil customer has used the facility for over 15 years. Our caustic soda customer has used the two caustic soda tanks for over 20 years.

St. Louis Terminal. The St. Louis terminal is located on the west bank of the Mississippi River in St. Louis, Missouri and stores and throughputs petroleum products, primarily residual fuel oil and liquid asphalt. While the terminal is located on land owned by us, the mooring rights on the Mississippi River are leased from the City of St. Louis.

•	Storage Capacity. The terminal includes five insulated and heated tanks with a total available storage capacity of approximately 351,000 barrels.

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Loading and Transport Capabilities. The terminal has a barge loading facility. The terminal also has a truck loading rack for liquid asphalt and fuel oil consisting of six automated top loading bays, as well as liquid asphalt blenders.

•	Connectivity. Product is received primarily by barge and is transported from the terminal by truck and barge.

•	Customer Base and Contracts. All of the available storage capacity is under contract with a major oil company through December 31, 2014.

Our Operations

We provide terminaling and storage of light refined products, such as gasoline, distillates and jet fuels; heavy refined products, such as residual fuel oils and liquid asphalt; and crude oil. We generate substantially all of our revenues through the provision of fee-based services to our customers. The types of fees we charge are:

•	Storage Services Fees. For the year ended December 31, 2012, we generated approximately 86% of our revenues from fees for storage services.

•	Our customers pay base storage services fees, which are fixed monthly fees paid at the beginning of each month to reserve storage capacity in our tanks and to compensate us for receiving up to a base amount of product volume on their behalf. Our customers are required to pay these base storage services fees to us regardless of the actual storage capacity they use or the amount of product that we receive. For the past three calendar years, these base storage services fees accounted for between 82% and 85% of our annual revenue.

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Our customers also pay us excess storage fees when we handle product volume on their behalf that exceed the volume contemplated in their monthly base storage services fee. For the year ended December 31, 2012, we generated approximately 2% of our revenues from these excess storage fees. For the past three calendar years, these excess storage fees have generated between 2% and 4% of our annual revenue.

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Ancillary Services Fees. For the year ended December 31, 2012, we generated approximately 11% of our revenues from fees associated with ancillary services, such as (i) heating, mixing and blending our customers’ products that are stored in our tanks, (ii) transferring our customers’ products between our tanks, (iii) at our Granite City terminal, adding polymer to liquid asphalt and (iv) rail car loading and dock operations. The revenues we generate from ancillary services fees vary based upon the activity levels of our customers.

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Additive Services Fees. For the year ended December 31, 2012, we generated approximately 3% of our revenues from fees for injecting generic gasoline, proprietary gasoline, lubricity, red dye and cold flow additives to our customers’ products. Certain of these additives are mandated by applicable federal, state and local regulations for all light refined products, and other additives, such as cold flow additive, may be required to meet customer specifications. The revenues we generate from additive services fees vary based upon the activity levels of our customers.

We believe that the high percentage of fixed storage services fees we generate from contracts with a diverse portfolio of longstanding customers creates stable cash flow and substantially mitigates our exposure to volatility in supply and demand and other market factors. For additional information about our contracts, please read “—Contracts.”

Our Business Strategies

Our primary business objective is to generate stable cash flows to enable us to pay quarterly cash distributions to our unitholders and to increase our quarterly cash distributions over time. We intend to accomplish this objective by executing the following business strategies:

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Generate stable cash flows through the use of long-term, fee-based contracts with our customers, including the terminaling services agreements we will enter into with Apex at the closing of this offering. We generate revenues from customers who pay us storage services fees based on the amount of contracted storage capacity, as well as excess storage services fees based on the volume of refined products and crude oil handled by our terminals above the contract minimum. Generally, we do not have direct commodity price risk because we do not own any of the products at our terminals. To provide further stability to our cash flows, we will enter into long-term terminaling services agreements pursuant to which Apex will agree to reserve 5.3 million barrels of storage capacity at our terminals. We believe that the fee-based nature of our business, Apex’s minimum storage capacity commitment and the long-term nature of our contracts with Apex and our other customers will provide stability to our cash flows.

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Capitalize on organic growth opportunities by expanding and developing the assets and properties that we already own. We continually evaluate opportunities to expand our existing asset base and will consider constructing new refined product terminals in areas of high demand. Since January 1, 2008, we have constructed and placed into commercial service approximately 2.0 million barrels of available storage capacity at our Galveston, Jacksonville and Memphis terminals. We will continue to evaluate adding storage capacity in order to meet increasing demand for our terminal services. We also seek to identify and pursue opportunities to increase our utilization, improve our operating efficiency, further diversify our customer base and expand our service offerings to existing customers, which we believe is an efficient and cost-effective method to achieve organic growth.

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Grow our business by pursuing accretive acquisitions of fee-based terminaling and related assets from Apex and third parties. We intend to pursue strategic and accretive acquisitions of fee-based terminaling and related assets from Apex and third parties that expand or complement our existing asset portfolio. In addition to evaluating Apex’s terminaling assets covered by a right of first offer to be granted to us at the closing of this offering, we will continually monitor the marketplace to identify and pursue third party acquisitions, whether within our existing geographies or new regions. If we are successful in completing the acquisition of any terminal or related business, we will seek to operate it more efficiently and competitively than the prior owner, thereby enhancing cash flow to us. Please read “—Our Relationship with Our Sponsors.”

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Maintain sound financial practices to ensure our long-term viability. We are committed to disciplined financial analysis and a balanced capital structure, which we believe will serve the long-term interests of our unitholders. We intend to maintain a conservative and balanced capital structure which, when combined with our stable, fee-based cash flows, should afford us efficient access to capital markets at a competitive cost of capital. Consistent with our disciplined financial approach, in the long-term, we intend to fund the capital required for expansion and acquisition projects through a balanced combination of equity and debt capital. At the closing of this offering, we do not expect to have any debt outstanding, and we expect to enter into a new, undrawn $     million revolving credit facility. We believe this approach will provide us the flexibility to pursue accretive acquisitions and organic growth projects as they become available.

Our Competitive Strengths

We believe that we are well positioned to execute our business strategies successfully because of the following competitive strengths:

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Strategically located and highly flexible asset base. We own and operate 15 strategically positioned terminals that have 12.8 million barrels of total refined product and crude oil storage capacity. We provide critical logistics services for refiners, marketers and distributors of refined products. Fourteen of our terminals have capabilities to receive product from waterborne vessels, and 10 of our terminals provide our customers with more than one method of loading capabilities for downstream distribution. We believe that our ability to offer several modes of inbound and downstream transportation gives us the flexibility to meet the evolving demands of our existing customers and prospective customers.

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Established relationships with longstanding customers generating stable cash flows. We have cultivated valuable long-term relationships with our customers and, as a result, have historically enjoyed stable cash flows and minimal customer turnover. As of December 31, 2012, approximately 93% of our available storage capacity was under contract, and our top ten customers for the year ended December 31, 2012 have used our services for an average of approximately ten years. Our top ten customers include several major oil and natural gas companies, including                     . We believe that our reputation as a reliable and cost-effective supplier of services will help us maintain strong relationships with our existing customers and will assist us in our efforts to develop relationships with new customers.

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Our relationship with Apex. We intend to act as Apex’s primary refined products and crude oil infrastructure investment vehicle. We believe that our sponsors, as the owners of a     % limited partner interest in us and all of our incentive distribution rights, are motivated to promote and support the successful execution of our principal business objectives and to pursue projects that directly or indirectly enhance the value of our assets through, for example, the following:

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Acquisition Opportunities. Apex owns terminals located in the East Coast and Gulf Coast regions that are strategic to Apex’s distribution and marketing business. We believe that these terminals would complement our existing asset base. Upon the closing of this offering, we will enter into an omnibus agreement pursuant to which Apex will grant us a right of first offer to acquire each of its terminal assets should Apex desire to sell them. We expect that Apex would continue as the primary customer of these assets after any purchase. In addition, we will have a right of first offer to purchase certain terminaling and ancillary assets that Apex may purchase or construct in the future.

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Market knowledge and customer relationships. We believe that Apex’s active participation in the distribution and marketing business and their unique insights into business opportunities in our industry will help us identify, evaluate and pursue attractive commercial growth opportunities, which may include expansion at existing facilities, the acquisition of assets from our sponsors or third parties or the construction of new assets. In addition, Apex has established strong, long-standing relationships within the energy industry, which we believe will enable us to grow and expand our business by creating opportunities with new customers and identifying new markets.

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Terminaling Services Agreements. Under terminaling services agreements that we will enter into in connection with the closing of this offering, Apex will pay us fees to receive integrated terminaling services for a period of one year to five years based on the location. The weighted average term of these agreements, measured by revenue, is more than three years. The agreements will contain an initial storage commitment to us of 5.3 million barrels. We expect the agreements will generate $25.9 million in revenue for the twelve months ending June 30, 2014.

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Executive team with significant industry experience and management expertise. The members of our general partner’s management team have an average of over 25 years’ experience in the energy industry, each having held senior management positions in energy companies during their respective careers. As a result, the members of the management team possess significant experience with regard to the implementation of acquisition, operating and growth strategies in the refined product and crude oil logistics industry.

Our Relationship with Our Sponsors

At the closing of this offering, our parent will own a         % limited partner interest in us through its ownership of our common units and all of our subordinated units. Our parent may develop new terminals and acquire and hold third party terminals. Our parent may contribute these terminals to us in the future upon the development or substantial utilization of these assets although it has no obligation to do so.

One of our principal attributes is our relationship with Apex. Approximately 28% of our revenue for 2012 was derived from Apex. Formed in 1932, Apex is a distribution and marketing company that supplies, distributes and markets refined petroleum products to refiners, wholesalers, distributors, marketers and industrial and commercial end users throughout the United States and international markets. For the three years ended September 30, 2012, Apex has averaged annual revenue in excess of $5.0 billion and sales in excess of 50 million barrels of refined products. Our terminals provide critical logistics services that support Apex’s distribution and marketing operations.

At the closing of this offering, the controlling shareholders will own 100% of our general partner, and they and Apex will own 80% and 20% of our incentive distribution rights, respectively. Because Apex and the controlling shareholders will benefit from increases in our cash distributions through their ownership of our incentive distribution rights, they are positioned to benefit directly from facilitating our pursuit of accretive growth projects, including organic and new build expansions as well as acquisitions from Apex and third parties. Additionally, the controlling shareholders will benefit from such acquisitions through the indirect ownership of our common and subordinated units.

Apex is involved in the terminaling, distribution and marketing of refined petroleum products and owns the following terminals that may be suitable to our operations in the future:

Location	Available Storage Capacity (shell mbbls)	% of Total Available Storage Capacity	Product	Supply Method	Delivery Method
East Coast
Albany, NY (1)	816	10.4%	Gasoline, Distillate	Barge, Rail, Ship	Truck
Greensboro, NC	684	8.7%	Gasoline, Distillate, Biodiesel	Colonial Pipeline, Truck	Truck
Baltimore, MD (North)	797	10.2%	Gasoline, Distillate	Barge, Ship, Truck, Colonial Pipeline	Truck
Baltimore, MD (South)	1,536	19.6%	Gasoline, Distillate, Biodiesel, Liquid Asphalt, Crude Oil	Barge, Ship, Truck	Truck
Wilmington, NC	1,485	19.0%	Gasoline, Liquid Asphalt, Distillate	Barge, Rail, Ship, Truck	Truck
Gulf Coast
Mt. Airy, LA	2,504	32.0%	No. 6 Oil, Liquid Asphalt, Light Oil	Barge, Ship, Truck	Truck

	7,822	100.0%

(1)	We operate the terminal in a joint venture with Apex. Apex owns a 68% interest, and we own the remaining 32% interest in the terminal. The 816,000 barrels of available storage capacity represents Apex’s proportionate share of the 1.2 million barrels of total available storage capacity of the terminal.

Under terminaling services agreements that we will enter into in connection with the closing of this offering, Apex will pay us fees to receive integrated terminaling services for a period of one year to five years based on the terminal location. The weighted average term of these agreements, measured by revenue, is more than three years. The agreements will contain an initial storage commitment to us of 5.3 million barrels. We expect the agreements will generate $25.9 million in revenue for the twelve months ending June 30, 2014.

Our omnibus agreement provides us with a right of first offer on Apex’s terminal assets, including the facilities listed above. Pursuant to this right, Apex will be required, in certain circumstances, to offer us the opportunity to acquire these assets and facilities in the future. Apex is the primary user of these terminals, and we expect that Apex would be the primary customer at these terminals after any purchase of such terminals by us. The consummation and timing of any acquisition of assets owned by Apex will depend upon, among other things, Apex’s willingness to offer the asset for sale and obtain any necessary consents, the determination that the asset is suitable for our business at that particular time, our ability to agree on a mutually acceptable price, our ability to negotiate an acceptable purchase agreement and terminal services agreement with respect to the asset and our ability to obtain financing on acceptable terms. While our sponsors are not obligated to sell us any assets or promote and support the successful execution of our growth plan and strategy, we believe that our sponsors’ significant economic stake in us following the completion of this offering provides them with a strong incentive to do so. For additional information, please read “Certain Relationships and Related Party Transactions—Agreements Governing the Transactions—Omnibus Agreement.”

Customers

We provide storage and terminaling services for a broad mix of customers across the regions in which we operate, including major integrated oil companies, marketers, distributors and chemical and petrochemical companies. In general, the mix of services we provide to our customers varies depending on market conditions, expectations for future market conditions and the overall competitiveness of our service offerings. Our largest customer is Apex, and for 2012, approximately 28% of our revenues were derived from providing integrated terminaling services to Apex. For the year ended December 31, 2012, our ten largest customers accounted for a total of approximately 84% of our revenues, with no customer other than Apex and Phillips 66 accounting for more than 10% of our revenues.

Contracts

Our terminals contract with customers to provide firm storage and terminaling services, for which they charge storage services fees, throughput fees, additive services fees and ancillary services fees, as described above under “—Our Operations.”

The terminal services agreements at our terminals typically have terms of one to five years. Our general contracting philosophy at our terminals is to commit a high percentage of our available storage capacity to multi-year terminaling services agreements at attractive rates, while simultaneously contracting for terminal services with non-storage customers based on throughput volumes. Upon expiration of the primary contract term, our terminal services agreements renew automatically for successive renewal terms that range from one to three years unless earlier terminated by either party upon the giving of the requisite notice, generally ranging from one to 12 months prior to expiration. Many of our customers are currently in the renewal portion of their contracts. Although these customers have the ability to terminate their contracts with us after the expiration of the requisite notice period, our long-standing relationships with our customers, including major integrated oil companies, help mitigate this risk and historically have provided stable revenue. Our top ten customers for the year ended December 31, 2012 had used our services for an average of ten years.

Additionally, at the closing of this offering, we will enter into terminaling services agreements with Apex for a period of one year to five years based on the terminal location. The weighted average term of these agreements, measured by revenue, is more than three years. The agreements will contain an initial storage commitment to us of 5.3 million barrels. We expect the agreements will generate $25.9 million in revenue for the twelve months ending June 30, 2014, and will contain certain other annual adjustments, including for inflation. Please see “Certain Relationships and Related Party Transactions—Agreements Governing the Transactions—Terminaling Services Agreements with Apex.”

Competition

Many major energy and chemical companies own extensive terminal storage facilities. Although such terminals often have the same capabilities as terminals owned by independent operators, they generally do not provide terminaling services to third parties. In many instances, major energy and chemical companies that own storage and terminaling facilities are also significant customers of independent terminal operators. Such companies typically have strong demand for terminals owned by independent operators when independent terminals have more cost-effective locations near key transportation links, such as deep-water ports. Major energy and chemical companies also need independent terminal storage when their own storage facilities are inadequate, either because of size constraints, the nature of the stored material or specialized handling requirements.

Independent terminal owners generally compete on the basis of the location and versatility of terminals, service and price. A favorably located terminal will have access to various cost-effective transportation modes, both to and from the terminal. Transportation modes typically include waterways, railroads, roadways and pipelines. Terminals located near deep-water port facilities are referred to as “deep-water terminals” and terminals without such facilities are referred to as “inland terminals,” although some inland facilities located on or near navigable waterways are serviced by barges.

Terminal versatility is a function of the operator’s ability to meet complex handling requirements for diverse products. The services typically provided by the terminal include, among other things, the safe storage of the product at specified temperature, moisture and other conditions, as well as receipt at and delivery from the terminal, all of which must be in compliance with applicable environmental regulations. A terminal operator’s ability to obtain attractive pricing is often dependent on the quality, versatility and reputation of the facilities owned by the operator. Although many products require modest terminal modification, operators with versatile storage capabilities typically require less modification prior to usage, ultimately making the storage cost to the customer more attractive.

The competitiveness of our service offerings could be significantly impacted by the entry of new competitors into the markets in which our terminals operate. We believe, however, that significant barriers to entry exist in the refined products and crude oil terminaling and storage business, particularly for marine terminals. These barriers include significant costs and execution risk, a lengthy permitting and development cycle, financing challenges, shortage of personnel with the requisite expertise and the limited number of sites suitable for development.

Environmental and Occupational Safety and Health Regulation

General

Our operation of pipelines, terminals, and associated facilities in connection with the storage and transportation of gasoline, aviation gasoline, jet fuel, distillates, fuel oil, carbon black, asphalt and crude is subject to extensive and frequently changing federal, state and local laws and regulations relating to the protection of the environment. Compliance with these laws and regulations may require the acquisition of permits to conduct regulated activities; restrict the type, quantities and concentration of pollutants that may be emitted or discharged into the air or stormwater system; the handling and disposal of solid and hazardous wastes; apply specific health and safety criteria addressing worker protection and the public welfare; and require remedial measures to mitigate pollution from former and ongoing operations. Industry compliance with existing and anticipated environmental laws and regulations increases our overall cost of business, including our capital costs to construct, maintain, operate and upgrade equipment and facilities. However, these laws and regulations affect our maintenance capital expenditures and net income, we believe they do not affect our competitive position, as the operations of our competitors are similarly affected.

We believe our facilities are in substantial compliance with applicable environmental laws and regulations. However, these laws and regulations are subject to frequent change by regulatory authorities, and continued or future compliance with such laws and regulations, or changes in the interpretation of such laws and regulations, may require us to incur significant expenditures. Failure to comply with these laws and regulations may result in the assessment of administrative, civil and criminal penalties, the imposition of remedial obligations, and the issuance of injunctions that may limit or prohibit some or all of our operations. Additionally, a discharge of hydrocarbons into the environment could, to the extent the event is not insured, subject us to substantial expenses, including costs to comply with applicable laws and regulations and to resolve claims made by third parties for claims for personal injury and property damage. These impacts could directly and indirectly affect our business, and have an adverse impact on our financial position, results of operations, and liquidity.

Hazardous Substances and Wastes

The environmental laws and regulations affecting our operations relate to the release of hydrocarbons or hazardous materials into soils, groundwater, and surface water, and also include measures to control pollution of the environment. These laws and regulations generally govern the generation, storage, treatment, transportation, and disposal of solid and hazardous waste. They also require corrective action, including investigation and remediation, at a facility where such waste may have been released or disposed. For instance, the federal Comprehensive Environmental Response, Compensation, and Liability Act, or CERCLA, which is also known as Superfund, and comparable state laws, impose liability, without regard to fault or to the legality of the original conduct, on certain classes of persons that contributed to the release of a “hazardous substance” into the environment. These persons include the owner or operator of the site where the release occurred and companies that disposed of, or arranged for the disposal of, the hazardous substances found at the site. Under CERCLA, these persons may be subject to joint and several liability for the costs of cleaning up the hazardous substances that have been released into the environment, for damages to natural resources, and for the costs of certain health studies. CERCLA also authorizes the EPA and, in some instances, third parties to act in response to threats to the public health or the environment and to seek to recover from the responsible classes of persons the costs they incur. It is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by hazardous substances or other pollutants released into the environment. We may generate waste that falls within CERCLA’s definition of a “hazardous substance” and, as a result, may be jointly and severally liable under CERCLA for all or part of the costs required to clean up sites.

We also generate solid wastes, including hazardous wastes, which are subject to the requirements of the federal Resource Conservation and Recovery Act, or RCRA, and comparable state statutes. From time to time, the EPA considers the adoption of stricter disposal standards for non-hazardous wastes, including crude oil and refined product wastes. We are not currently required to comply with a substantial portion of the RCRA requirements because our operations generate minimal quantities of hazardous wastes. However, it is possible that additional wastes, which could include wastes currently generated during operations, will in the future be designated as “hazardous wastes.” Hazardous wastes are subject to more rigorous and costly disposal requirements than are non-hazardous wastes. Any changes in the regulations could increase our maintenance capital expenditures and operating expenses.

We currently own and lease properties where hydrocarbons are stored or have been handled for many years. Although we have utilized operating and disposal practices that were standard in the industry at the time, hydrocarbons or other waste may have been spilled or released on or under the properties owned or leased by us or on or under other locations where these wastes have been taken for disposal or recycling. In addition, certain of these properties have been operated by third parties whose treatment and disposal or release of hydrocarbons or other wastes was not under our control. These properties and wastes disposed thereon may be subject to CERCLA, RCRA, and analogous state laws. Under these laws, we could be required to remove or remediate previously disposed wastes (including wastes disposed of or released by prior owners or operators), to clean up contaminated property (including contaminated groundwater), or to perform remedial operations to prevent future contamination to the extent we are not indemnified for such matters.

Air Emissions and Climate Change

Our operations are subject to the federal Clean Air Act and comparable state and local statutes. These laws and regulations govern emissions of air pollutants from various industrial sources and also impose various monitoring and reporting requirements. Such laws and regulations may require that we obtain pre-approval for the construction and or modification of certain projects or facilities expected to produce air emissions or result in the increase of existing air emissions, obtain and comply with air permits containing various emissions and operational limitations, and use specific emission control technologies to limit emissions. While we may be required to incur certain capital expenditures in the future for air pollution control equipment in connection with obtaining and maintaining operating permits and approvals for air emissions, we do not believe that our operations will be materially adversely affected by such requirements, and the requirements are not expected to be any more burdensome to us than to any other similarly situated companies.

In recent years, the U.S. Congress has from time to time considered adopting legislation to reduce emissions of greenhouse gases, or GHGs, and almost one-half of the states have already taken legal measures to reduce emissions of GHGs primarily through the planned development of GHG emission inventories and/or regional GHG cap and trade programs. Most of these cap and trade programs work by requiring major sources of emissions, such as electric power plants, or major producers of fuels, such as refineries and gas processing plants, to acquire and surrender emission allowances. The number of allowances available for purchase is reduced each year in an effort to achieve the overall GHG emission reduction goal. Depending on the scope of a particular program, we could be required to purchase and surrender allowances for GHG emissions resulting from our operations. Although most of the state-level initiatives have to date been focused on large sources of GHG emissions, such as electric power plants, it is possible that smaller sources such as our operations could become subject to GHG-related regulation. Depending on the particular program, we could be required to control emissions or to purchase and surrender allowances for GHG emissions resulting from our operations.

Independent of Congress, the EPA has adopted regulations controlling GHG emissions under its existing Clean Air Act authority. For example, on December 15, 2009, the EPA officially published its findings that emissions of carbon dioxide, methane and other GHGs present an endangerment to human health and the environment because emissions of such gases are, according to the EPA, contributing to warming of the earth’s atmosphere and other climatic changes. These findings by the EPA allow the agency to proceed with the adoption and implementation of regulations that would restrict emissions of greenhouse gases under existing provisions of the federal Clean Air Act. In 2009, the EPA adopted rules regarding regulation of GHG emissions from motor vehicles. In 2010, EPA also issued a final rule, known as the “Tailoring Rule,” that makes certain large stationary sources and modification projects subject to permitting requirements for greenhouse gas emissions under the Clean Air Act. In addition, on September 22, 2009, the EPA issued a final rule requiring the reporting of greenhouse gas emissions from specified large greenhouse gas emission sources in the U.S. beginning in 2011 for emissions occurring in 2010. We make the appropriate reports for those facilities that generate enough GHGs to be subject to reporting under this rule, and we will do so for other facilities that may become subject to such reporting requirements in the future.

Although it is not possible at this time to accurately estimate how potential future laws or regulations addressing greenhouse gas emissions would impact our business, any future federal laws or implementing regulations that may be adopted to address greenhouse gas emissions could require us to incur increased operating costs and could adversely affect demand for the oil and petroleum products we store. The potential increase in the costs of our operations resulting from any legislation or regulation to restrict emissions of greenhouse gases could include new or increased costs to operate and maintain our facilities, install new emission controls on our facilities, acquire allowances to authorize our greenhouse gas emissions, pay any taxes related to our greenhouse gas emissions and administer and manage a greenhouse gas emissions program. While we may be able to include some or all of such increased costs in the rates charged for our services, such recovery of costs is uncertain. Moreover, incentives to conserve energy or use alternative energy sources could reduce demand for our services. We cannot predict with any certainty at this time how these possibilities may affect our operations. Many scientists have concluded that increasing concentrations of GHGs in the Earth’s atmosphere may produce climate change that could have significant physical effects, such as increased frequency and severity of storms, droughts, and floods and other climatic events; if such effects were to occur, they could have an adverse effect on our operations.

In 2010, the EPA published new regulations under the CAA to control emissions of hazardous air pollutants from existing stationary reciprocating internal combustion engines, also known as the Quad Z Regulations. Amendments to this rule become effective on April 1, 2013. This rule will require us to undertake certain expenditures and activities, likely including purchasing and installing emissions control equipment, such as oxidation catalysts or non-selective catalytic reduction equipment, on all our engines following prescribed maintenance practices for engines (which are consistent with our existing practices), and implementing additional emissions testing and monitoring. Compliance with the final rule currently is required by October 2013. We are continuing our evaluation of the cost impacts of the final rule and amendments.

In 2011, the EPA issued a final rule, effective August 29, 2011 modifying existing regulations under the CAA that established new source performance standards for manufacturers, owners and operators of new, modified and reconstructed stationary internal combustion engines, also known as the Quad J Regulations. This final rule may require us to undertake significant expenditures, including expenditures for purchasing, installing, monitoring and maintaining emissions control equipment. We are currently evaluating the impact that this final rule will have on our operations.

Oil Pollution Act

In 1991, the EPA adopted regulations under the Oil Pollution Act of 1990, or OPA. These oil pollution prevention regulations, as amended several times since their original adoption, require the preparation of a Spill Prevention Control and Countermeasure Plan or SPCC for facilities engaged in drilling, producing, gathering, storing, processing, refining, transferring, distributing, using, or consuming oil and oil products, and which due to their location, could reasonably be expected to discharge oil in harmful quantities into or upon the navigable waters of the United States. The owner or operator of an SPCC-regulated facility is required to prepare a written, site-specific spill prevention plan, which details how a facility’s operations comply with the requirements. To be in compliance, the facility’s SPCC plan must satisfy all of the applicable requirements for drainage, bulk storage tanks, tank car and truck loading and unloading, transfer operations (intrafacility piping), inspections and records, security, and training. Most importantly, the facility must fully implement the SPCC plan and train personnel in its execution. Oil Pollution Prevention Regulations also require a Facility Response Plan (FRP) which is designed to assure that certain facilities have adequate oil spill response capabilities. According to OPA, an owner or operator of a “substantial harm” facility must develop and implement a FRP. A “substantial harm” facility is a facility that, because of its location, could reasonably be expected to cause substantial harm to the environment by discharging oil into or on navigable water or adjoining shoreline. Our applicable facilities have an FRP in place and we work closely with the EPA and Coast Guard to assure we meet all requirements.

Water

The Federal Water Pollution Control Act, or the Clean Water Act, and analogous state laws impose restrictions and strict controls regarding the discharge of pollutants into state waters as well as waters of the U.S. and construction activities in waters and wetlands. Certain state regulations and the general permits issued under the Federal National Pollutant Discharge Elimination System program prohibit the discharge of pollutants and chemicals. Spill prevention, control and countermeasure requirements of federal laws require appropriate containment berms and similar structures to help prevent the contamination of regulated waters in the event of a hydrocarbon tank spill, rupture or leak. In addition, the Clean Water Act and analogous state laws require individual permits or coverage under general permits for discharges of storm water runoff from certain types of facilities. These permits may require us to monitor and sample the storm water runoff from certain of our facilities. Some states also maintain groundwater protection programs that require permits for discharges or operations that may impact groundwater conditions. Federal and state regulatory agencies can impose administrative, civil and criminal penalties for non-compliance with discharge permits or other requirements of the Clean Water Act and analogous state laws and regulations. We believe that compliance with existing permits and compliance with foreseeable new permit requirements will not have a material adverse effect on our financial condition, results of operations or cash flow.

Endangered Species Act

The Endangered Species Act restricts activities that may affect endangered species or their habitats. We believe that we are in compliance with the Endangered Species Act. However, the discovery of previously unidentified endangered species could cause us to incur additional costs or become subject to operating restrictions or bans in the affected area.

Hazardous Materials Transportation Requirements

The U.S. Department of Transportation, or DOT, regulations affecting pipeline safety require pipeline operators to implement measures designed to reduce the environmental impact of crude oil and refined product discharge from onshore crude oil and refined product pipelines. These regulations require operators to maintain comprehensive spill response plans, including extensive spill response training for pipeline personnel. In addition, the DOT regulations contain detailed specifications for pipeline operation and maintenance. We believe our operations are in compliance with these regulations. The DOT also has a pipeline integrity management rule, with which we are in substantial compliance.

Occupational Safety and Health

We are subject to the requirements of the Occupational Safety and Health Act, or OSHA, and comparable state statutes that regulate the protection of the health and safety of workers. In addition, the OSHA hazard communication standard requires that information be maintained about hazardous materials used or produced in operations and that this information be provided to employees, state, and local government authorities and citizens. We believe that our operations are in substantial compliance with applicable OSHA requirements, including general industry standards, record keeping requirements, and monitoring of occupational exposure to regulated substances.

Title to Properties and Permits

Our general partner believes that it has obtained or will obtain sufficient third-party consents, permits, and authorizations for the transfer of the assets necessary for us to operate our business in all material respects as described in this prospectus. With respect to any consents, permits, or authorizations that have not been obtained, our general partner believes that these consents, permits, or authorizations will be obtained after the closing of this offering, or that the failure to obtain these consents, permits, or authorizations will not have a material adverse effect on the operation of our business.

Our general partner believes that we will have satisfactory title to all of the assets that will be contributed to us at the closing of this offering. We are entitled to indemnification from our parent under the omnibus agreement for certain title defects and for failures to obtain certain consents and permits necessary to conduct our business, in each case, that are identified prior to the earlier of the              anniversary of the closing of this offering and the date that our parent no longer controls our general partner (provided that, in any event, such date shall not be earlier than the              anniversary of the closing of this offering). This indemnification is subject to a $             aggregate annual deductible before we are entitled to indemnification in any calendar year. Record title to some of our assets may continue to be held by affiliates of our parent until we have made the appropriate filings in the jurisdictions in which such assets are located and obtained any consents and approvals that are not obtained prior to transfer. We will make these filings and obtain these consents upon completion of this offering. Although title to these properties is subject to encumbrances in some cases, such as customary interests generally retained in connection with acquisition of real property, liens that can be imposed in some jurisdictions for government-initiated action to clean up environmental contamination, liens for current taxes and other burdens, and easements, restrictions, and other encumbrances to which the underlying properties were subject at the time of acquisition by us, we believe that none of these burdens will materially detract from the value of these properties or from our interest in these properties or materially interfere with their use in the operation of our business.

Safety and Maintenance

We have a corporate health and safety program to govern the way we conduct our operations at each of our facilities. Each of our employees are required to understand and follow our health and safety plan and have the necessary OSHA training for certain tasks performed at our facilities. We perform preventive and normal maintenance on all of our storage tanks, terminals and pipeline systems and make repairs and replacements when necessary or appropriate. We also conduct routine and required inspections of those assets in accordance with applicable regulation. At our terminals, the tanks are equipped with internal floating roofs to minimize regulated emissions and prevent potentially flammable vapor accumulation.

Our terminal facilities have response plans, spill prevention and control plans, and other programs in place to respond to emergencies. Our truck and rail loading racks are protected with firefighting systems in line with the rest of our facilities. We continually strive to maintain compliance with applicable air, solid waste, and wastewater regulations.

On our pipelines, we use external coatings and impressed current cathodic protection systems to protect against external corrosion. We conduct all cathodic protection work in accordance with National Association of Corrosion Engineers standards. We continually monitor, test, and record the effectiveness of these corrosion inhibiting systems. We also monitor the structural integrity of selected segments of our pipelines through a program of periodic internal assessments using high resolution internal inspection tools, as well as hydrostatic testing, that conforms to federal standards. We accompany these assessments with a review of the data and mitigate or repair anomalies, as required, to ensure the integrity of the pipeline. We have initiated a risk-based approach to prioritizing the pipeline segments for future integrity assessments to ensure that the highest risk segments receive the highest priority for scheduling internal inspections or pressure tests for integrity.

Seasonality

The refined petroleum products and crude oil throughput in our terminals is directly affected by the level of supply and demand for refined petroleum products and crude oil in the markets served directly or indirectly by our assets, which can fluctuate seasonally, particularly due to seasonal shutdowns of refineries during the spring months. Because a high percentage of our cash flow is derived from fixed storage services fees under multi-year contracts, our revenues are not generally seasonal in nature, nor are they typically affected by weather and price volatility.

Insurance

Our operations and assets are insured under a global insurance program administered by Apex and placed with international insurers. The major elements of this program include property damage (including terrorism), business interruption, third-party liability and environmental impairment insurance. The premiums for the global insurance program are invoiced to Apex. Apex pays the premiums and provides an allocation of the premium expense to each entity. Each affiliate entity then reimburses Apex for its share of the cost. To the extent that other companies in this program experience covered losses, the limit of our coverage for potential losses may be decreased. Management believes that the amount of coverage provided is reasonable and appropriate. We expect that we will obtain directors’ and officers’ liability insurance for the directors and officers of our general partner.

Legal Proceedings

Although we may, from time to time, be involved in litigation and claims arising out of our operations in the normal course of business, we do not believe that we are a party to any litigation that will have a material adverse impact on our financial condition, results of operations or cash flows.

MANAGEMENT

Management of World Point Terminals, LP

We are managed by the directors and executive officers of our general partner, WPT GP, LLC. Our general partner is not elected by our unitholders and will not be subject to re-election by our unitholders in the future. The controlling shareholders own all of the membership interests in our general partner. Our general partner has a board of directors, and our unitholders are not entitled to elect the directors or directly or indirectly to participate in our management or operations. Our general partner will be liable, as general partner, for all of our debts (to the extent not paid from our assets), except for indebtedness or other obligations that are made specifically nonrecourse to it. Whenever possible, we intend to incur indebtedness that is nonrecourse to our general partner.

Following the closing of this offering, we expect that our general partner will have five directors, including one director nominee who will become a member of our board of directors at the closing of this offering. The controlling shareholders will appoint all members to the board of directors of our general partner. In compliance with the rules of the NYSE, a second independent director will be appointed to the board of directors of our general partner within 90 days of the effectiveness of the registration statement of which this prospectus forms a part and a third independent director will be appointed within 12 months of such effective date. The NYSE does not require a listed limited partnership like us to have a majority of independent directors on the board of directors of our general partner or to establish a compensation committee or a nominating committee.

Center Point Terminal Company, LLC, which will be one of our subsidiaries upon completion of this offering, will employ the personnel who work at our terminaling facilities. Our general partner has the sole responsibility for providing the remaining personnel necessary to conduct our operations, whether through directly hiring employees or by obtaining the services of personnel employed by our parent, Apex or others. Although many of the personnel that will conduct our business immediately following the closing of this offering will be employed or contracted by or through our general partner, we sometimes refer to these individuals in this prospectus as our employees.

Director Independence

Although most companies listed on the NYSE are required to have a majority of independent directors serving on the board of directors of the listed company, the NYSE does not require a publicly traded limited partnership like us to have a majority of independent directors on the board of directors of our general partner or to establish a compensation or a nominating and corporate governance committee. We are, however, required to have an audit committee of at least three members within one year of the date our common units are first listed on the NYSE, and all of our audit committee members are required to meet the independence and financial literacy tests established by the NYSE and the Exchange Act.

Committees of the Board of Directors

The board of directors of our general partner will have an audit committee and a conflicts committee, and may have such other committees as the board of directors shall determine from time to time. Each of the standing committees of the board of directors will have the composition and responsibilities described below.

Audit Committee

At least three independent members of the board of directors of our general partner will serve as the initial members of our audit committee. Our general partner initially may rely on the phase-in rules of the SEC and the NYSE with respect to the independence of our audit committee. Those rules permit our general partner to have an audit committee that has one independent member by the date our common units are first listed on the NYSE, a majority of independent members within 90 days thereafter and all independent members within one year thereafter. Our audit committee will assist the board of directors in its oversight of the integrity of our financial statements and our compliance with legal and regulatory requirements and corporate policies and controls. Our audit committee will have the sole authority to retain and terminate our independent registered public accounting firm, approve all auditing services and related fees and the terms thereof, and pre-approve any non-audit services to be rendered by our independent registered public accounting firm. Our audit committee will also be responsible for confirming the independence and objectivity of our independent registered public accounting firm. Our independent registered public accounting firm will be given unrestricted access to our audit committee.

Conflicts Committee

At least two members of the board of directors of our general partner will serve on our conflicts committee to review specific matters that may involve conflicts of interest in accordance with the terms of our partnership agreement. Our conflicts committee will determine if the resolution of the conflict of interest is fair and reasonable to us. The members of our conflicts committee may not be officers or employees of our general partner or directors, officers, or employees of its affiliates, and must meet the independence and experience standards established by the NYSE and the Exchange Act to serve on an audit committee of a board of directors. In addition, the members of our conflicts committee may not own any interest in our general partner or any interest in us or our subsidiaries other than common units or awards under our incentive compensation plan. Any matters approved by our conflicts committee in good faith will be deemed to be approved by all of our partners and not a breach by our general partner of any duties it may owe us or our unitholders.

Executive Officers and Directors of Our General Partner

Directors are elected by the sole member of our general partner and hold office until their successors have been elected or qualified or until their earlier death, resignation, removal or disqualification. Executive officers are appointed by, and serve at the discretion of, the board of directors. The following table shows information for the directors, director nominees and executive officers of WPT GP, LLC. Each of our director nominees will become members of our board of directors at the closing of this offering.

The following table shows information for the executive officers and directors of our general partner upon the consummation of this offering. Directors are appointed for a one-year term and hold office until their successors have been elected or qualified or until the earlier of their death, resignation, removal or disqualification. Executive officers serve at the discretion of the board. There are no family relationships among any of our directors or executive officers. Some of our directors and all of our executive officers also serve as executive officers of our parent or Apex.

Name	Age	Position With Our General Partner
Paul A. Novelly	69	Chairman of the Board of Directors, President and Chief Executive Officer
Steven G. Twele	54	Vice President and Chief Financial Officer
Kenneth E. Fenton	62	Chief Operating Officer

Paul A. Novelly has been the chairman of the board, president and chief executive officer of our general partner since its inception in April 2013. For over ten years, Mr. Novelly is chairman and chief executive officer of Apex. Mr. Novelly will devote the majority of his time to his role at Apex and will also spend time, as needed, directly managing our business and affairs. Initially, we expect approximately         % of his total business time will be devoted to our business and affairs, although this amount may increase or decrease in future periods as our business develops. Mr. Novelly is president and a director of AIC Limited, a Bermuda-based oil trading company and chief executive officer of St. Albans Global Management, Limited Partnership, LLLP, which provides corporate management services. He has also been the chairman of the board and chief executive officer of FutureFuel Corp, a manufacturer of biofuels and chemical products since 2005. He also currently serves on the board of directors at Boss Holdings, Inc., a distributor of work gloves, boots and rainwear, and other consumer products, and Bond Street Holdings, Inc., a holding company whose material subsidiary is Florida Community

Bank. Within the past five years, Mr. Novelly also served on the board of directors of The Bear Stearns Companies, Inc., a broker-dealer and global securities and investment firm.

We and the board of our general partner believes that Mr. Novelly’s experience, knowledge, skills, expertise, and his knowledge of our operations and effectiveness of our business strategies provide valuable perspective to our board and add significant value. Additionally, Mr. Novelly’s experience as the chief executive officer of Apex, AIC Limited, St. Albans Global Management, Limited Partnership, LLLP and FutureFuels Corp., as well as a number of executive positions with other oil refining, terminaling, storage, and transportation companies, are integral to our board’s assessment of our business opportunities and strategic options. Finally, Mr. Novelly’s service and experience as a director for other boards, including active involvement in strategic planning for those companies, strengthens the governance and functioning of our board.

Steven G. Twele has been the vice president and chief financial officer of our general partner since its inception in April 2013. For over ten years, Mr. Twele has been vice president and chief financial officer of our parent. In this position, Mr. Twele was part of the team that built our predecessor. Since 1991, Mr. Twele has been president of Pinnacle Consulting, Inc., or Pinnacle, an accounting and financial consulting firm based in St. Louis, Missouri. Mr. Twele will devote the majority of his time to directly managing our business and affairs and will spend some time, as needed, managing and directing the business and affairs of Pinnacle. Initially, we expect approximately         % of his total business time will be devoted to our business and affairs, although this amount may increase or decrease in future periods as our business develops. Prior to that, Mr. Twele was a senior manager for the accounting firm Arthur Andersen & Co. Mr. Twele is a licensed certified public accountant.

Kenneth E. Fenton has been chief operating officer of our general partner since its inception in April 2013. For over ten years, Mr. Fenton has been president of Petroleum Fuel & Terminal Company, or PF&T, a subsidiary of Apex that manages terminals for Apex and our predecessor. Mr. Fenton will devote the majority of his time to directly managing our business and affairs and will spend some time, as needed, managing and directing the business and affairs of PF&T. Initially, we expect approximately         % of his total business time will be devoted to our business and affairs, although this amount may increase or decrease in future periods as our business develops. Prior to that Mr. Fenton held various other positions with Apex and PF&T, including general manager for terminal operations, asphalt marketing and marketing of refined petroleum products. Prior to working at Apex, Mr. Fenton was a senior operations analyst for Citigroup.

Board Leadership Structure

The chief executive officer of our general partner currently serves as the chairman of the board. The board of directors of our general partner has no policy with respect to the separation of the offices of chairman of the board of directors and chief executive officer. Instead, that relationship is defined and governed by the amended and restated limited liability company agreement of our general partner, which permits the same person to hold both offices. Directors of the board of directors of our general partner are designated or elected by the members of our general partner, including our parent and certain members of management. Accordingly, unlike holders of common stock in a corporation, our unitholders will have only limited voting rights on matters affecting our business or governance, subject in all cases to any specific unitholder rights contained in our partnership agreement.

Board Role in Risk Oversight

Our corporate governance guidelines will provide that the board of directors of our general partner is responsible for reviewing the process for assessing the major risks facing us and the options for their mitigation. This responsibility will be largely satisfied by our audit committee, which is responsible for reviewing and discussing with management and our registered public accounting firm our major risk exposures and the policies management has implemented to monitor such exposures, including our financial risk exposures and risk management policies.

Executive Compensation

Neither we nor our general partner nor our parent employ any of the individuals who serve as executive officers of our general partner and are responsible for managing our business. Our general partner’s executive officers are employed by Apex or another entity controlled by our controlling shareholders and, in the case of our Chief Financial Officer, an entity that is controlled by him and that is primarily engaged in providing financial and accounting services to us and to our sponsors and other entities controlled by our controlling shareholders. The services of our general partner’s executive officers and other personnel operating our business (other than the employees who work at our terminaling facilities and are employed by Center Point Terminaling, LLC) are provided to us pursuant to management services arrangements between us and the entities employing such personnel.

Except for the payment of fixed management fees to these entities, we do not pay or reimburse any compensation amounts for or provide any employee benefits to any of our general partner’s executive officers, nor do we have any authority over or input with respect to any compensation decisions made by these entities with respect to any of their employees. For additional information regarding the management services arrangements between us and the entities employing our general partner’s executive officers and other personnel operating our business and the management fees we pay to these entities. Pursuant to the applicable provisions of our partnership agreement, we will reimburse our general partner for the management fees it pays for the services of our general partner’s executive officers and other personnel operating our business.

Following the consummation of this offering, we expect that our executive officers will remain employed with the entities currently employing them, and, except with respect to awards granted under our LTIP, which is described in more detail below under the heading “—Long-Term Incentive Plan,” that they will not receive any separate amounts of compensation for their services for our business or as executive officers of our general partner. Except for the payment of the fixed management fees described above, we will not reimburse the employers of our general partner’s executive officers for any compensation amounts.

Long-Term Incentive Plan

Our general partner intends to adopt the World Point Terminals, LP 2013 Long-Term Incentive Plan, or our “LTIP,” for officers, directors and employees of our general partner or its affiliates, and any consultants, affiliates of our general partner or other individuals who perform services for us. Our general partner may issue our executive officers and other service providers long-term equity based awards under the plan, which awards will be intended to compensate the recipients thereof based on the performance of our common units and their continued employment during the vesting period, as well as align their long-term interests with those of our unitholders. We will be responsible for the cost of awards granted under our LTIP and all determinations with respect to awards to be made under our LTIP will be made by the board of directors of our general partner or any committee thereof that may be established for such purpose or by any delegate of the board of directors or such committee, subject to applicable law, which we refer to as the plan administrator. We currently expect that the board of directors of our general partner or a committee thereof will be designated as the plan administrator. The following description reflects the terms that are currently expected to be included in the LTIP.

General

The LTIP will provide for the grant, from time to time at the discretion of the board of directors or compensation committee of our general partner or any delegate thereof, subject to applicable law, of unit awards, restricted units, phantom units, unit options, unit appreciation rights, distribution equivalent rights, profits interest units and other unit-based awards. The purpose of awards under the LTIP is to provide additional incentive compensation to employees providing services to us, and to align the economic interests of such employees with the interests of our unitholders. The LTIP will limit the number of units that may be delivered pursuant to vested awards to              common units, subject to proportionate adjustment in the event of unit splits and similar events. Common units subject to awards that are cancelled, forfeited, withheld to satisfy exercise prices or tax withholding obligations or otherwise terminated without delivery of the common units will be available for delivery pursuant to other awards.

Restricted Units and Phantom Units

A restricted unit is a common unit that is subject to forfeiture. Upon vesting, the forfeiture restrictions lapse and the recipient holds a common unit that is not subject to forfeiture. A phantom unit is a notional unit that entitles the grantee to receive a common unit upon the vesting of the phantom unit or on a deferred basis upon specified future dates or events or, in the discretion of the administrator, cash equal to the fair market value of a common unit. The administrator of the LTIP may make grants of restricted and phantom units under the LTIP that contain such terms, consistent with the LTIP, as the administrator may determine are appropriate, including the period over which restricted or phantom units will vest. The administrator of the LTIP may, in its discretion, base vesting on the grantee’s completion of a period of service or upon the achievement of specified financial objectives or other criteria or upon a change of control (as defined in the LTIP) or as otherwise described in an award agreement.

Distributions made by us with respect to awards of restricted units may be subject to the same vesting requirements as the restricted units.

Distribution Equivalent Rights

The administrator of the LTIP, in its discretion, may also grant distribution equivalent rights, either as standalone awards or in tandem with other awards. Distribution equivalent rights are rights to receive an amount in cash, restricted units or phantom units equal to all or a portion of the cash distributions made on units during the period an award remains outstanding.

Unit Options and Unit Appreciation Rights

The LTIP may also permit the grant of options covering common units. Unit options represent the right to purchase a number of common units at a specified exercise price. Unit appreciation rights represent the right to receive the appreciation in the value of a number of common units over a specified exercise price, either in cash or in common units. Unit options and unit appreciation rights may be granted to such eligible individuals and with such terms as the administrator of the LTIP may determine, consistent with the LTIP; however, a unit option or unit appreciation right must have an exercise price equal to at least the fair market value of a common unit on the date of grant.

Unit Awards

Awards covering common units may be granted under the LTIP with such terms and conditions, including restrictions on transferability, as the administrator of the LTIP may establish.

Profits Interest Units

Awards granted to grantees who are partners, or granted to grantees in anticipation of the grantee becoming a partner or granted as otherwise determined by the administrator, may consist of profits interest units. The administrator will determine the applicable vesting dates, conditions to vesting and restrictions on transferability and any other restrictions for profits interest awards.

Other Unit-Based Awards

The LTIP may also permit the grant of “other unit-based awards,” which are awards that, in whole or in part, are valued or based on or related to the value of a common unit. The vesting of an other unit-based award may be based on a participant’s continued service, the achievement of performance criteria or other measures. On vesting or on a deferred basis upon specified future dates or events, an other unit-based award may be paid in cash and/or in units (including restricted units), or any combination thereof as the administrator of the LTIP may determine.

Source of Common Units

Common units to be delivered with respect to awards may be newly-issued units, common units acquired by us or our general partner in the open market, common units already owned by our general partner or us, common units acquired by our general partner directly from us or any other person or any combination of the foregoing.

Anti-Dilution Adjustments and Change in Control

If an “equity restructuring” event occurs that could result in an additional compensation expense under applicable accounting standards if adjustments to awards under the LTIP with respect to such event were discretionary, the administrator of the LTIP will equitably adjust the number and type of units covered by each outstanding award and the terms and conditions of such award to equitably reflect the restructuring event, and the administrator will adjust the number and type of units with respect to which future awards may be granted under the LTIP. With respect to other similar events, including, for example, a combination or exchange of units, a merger or consolidation or an extraordinary distribution of our assets to unitholders, that would not result in an accounting charge if adjustment to awards were discretionary, the administrator of the LTIP shall have discretion to adjust awards in the manner it deems appropriate and to make equitable adjustments, if any, with respect to the number of units available under the LTIP and the kind of units or other securities available for grant under the LTIP. Furthermore, upon any such event, including a change in control of us or our general partner, or a change in any law or regulation affecting the LTIP or outstanding awards or any relevant change in accounting principles, the administrator of the LTIP will generally have discretion to (i) accelerate the time of exercisability or vesting or payment of an award, (ii) require awards to be surrendered in exchange for a cash payment or substitute other rights or property for the award, (iii) provide for the award to assumed by a successor or one of its affiliates, with appropriate adjustments thereto, (iv) cancel unvested awards without payment or (v) make other adjustments to awards as the administrator deems appropriate to reflect the applicable transaction or event.

Termination of Employment

The consequences of the termination of a grantee’s employment, membership on our general partner’s board of directors or other service arrangement will generally be determined by the committee in the terms of the relevant award agreement.

Amendment or Termination of Long-Term Incentive Plan

The administrator of the LTIP, at its discretion, may terminate the LTIP at any time with respect to the common units for which a grant has not previously been made. The LTIP automatically terminates on the tenth anniversary of the date it was initially adopted by our general partner. The administrator of the LTIP also has the right to alter or amend the LTIP or any part of it from time to time or to amend any outstanding award made under the LTIP, provided that no change in any outstanding award may be made that would materially impair the vested rights of the participant without the consent of the affected participant or result in taxation to the participant under Section 409A of the Code.

Compensation of Our Directors

Our general partner was formed in April 2013, and therefore did not have any, and paid no compensation to, members of its board of directors in 2012. Following the consummation of this offering, the officers of our general partner or the employees of our sponsors who also serve as directors of our general partner will not receive additional compensation for their service as a director of our general partner. Directors of our general partner who are not officers or employees of our general partner or of our sponsors will receive compensation as “non-employee directors,” which is expected to have an annual value equal to $             and be payable         % in cash and         % in the form of an equity-based award granted under our LTIP. In addition, the chair of each standing committee of our general partner’s board of directors will receive an additional annual cash retainer as follows: audit committee chair: $            ; conflicts committee chair: $            ; and other committee chair: $            . Further, each director will be indemnified for his or her actions associated with being a director to the fullest extent permitted under Delaware law and will be reimbursed for all expenses incurred in attending to his or her duties as a director.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the beneficial ownership of units of World Point Terminals, LP that will be issued upon the consummation of this offering and the related transactions and held by beneficial owners of 5.0% or more of the units, by each director and prospective director of WPT GP, LLC, our general partner, by each named executive officer and by all directors, director nominees and officers of our general partner as a group and assumes no exercise of the underwriters’ option to purchase additional common units.

The amounts and percentage of units beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security. In computing the number of common units beneficially owned by a person and the percentage ownership of that person, common units subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days of April 30, 2013, if any, are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Except as indicated by footnote, the persons named in the table below have sole voting and investment power with respect to all units shown as beneficially owned by them, subject to community property laws where applicable.

The following table does not include any common units that directors, director nominees and executive officers may purchase in this offering through the directed unit program described under “Underwriting.” The percentage of units beneficially owned is based on a total of                     common units and                     subordinated units outstanding immediately following this offering.

Name of Beneficial Owner (1)	Common Units Beneficially Owned	Percentage of Common Units Beneficially Owned	Subordinated Units Beneficially Owned	Percentage of Subordinated Units Beneficially Owned	Percentage of Common and Subordinated Units Beneficially Owned
World Point Terminals, Inc. (2)
Paul A. Novelly
Steven G. Twele
Kenneth E. Fenton
All executive officers and directors as a group (3 persons)	—	—	—	—	—

(1)	As of the date of this prospectus, there are no arrangements for any listed beneficial owner to acquire within 60 days common units from options, warrants, rights, conversion privileges or similar obligations.

(2)	Includes common units and subordinated units held directly by our parent. The address for our parent is 8235 Forsyth Blvd., Suite 400, St. Louis Missouri 63105.

SELLING UNITHOLDER

The selling unitholder is a contributing party that will acquire our common units in connection with the transactions described under “Summary—Partnership Structure and Offering–Related Transactions.” The following table sets forth information concerning the ownership of common units by the selling unitholder immediately before and after this offering. The selling unitholder is not a broker-dealer registered under Section 15 of the Exchange Act or an affiliate of a broker-dealer registered under the Exchange Act.

Name of Selling Unitholder	Common Units Owned Prior to the Offering	Common Units Being Offered	Common Units Owned Following the Offering	Percentage of Common Units Owned Following the Offering
CPT 2010, LLC (1)			—	—

(1)	CPT 2010, LLC is a wholly owned subsidiary of our parent.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

After this offering, our general partner and its affiliates will own                     common units and subordinated units representing a         % limited partner interest in us. In addition, our general partner will own a 0.0% non-economic general partner interest in us.

Distributions and Payments to Our General Partner and Its Affiliates

The following table summarizes the distributions and payments to be made by us to our general partner and its affiliates in connection with the formation, ongoing operation and any liquidation of World Point Terminals, LP. These distributions and payments were determined by and among affiliated entities and, consequently, are not the result of arm’s-length negotiations.

Formation Stage

The consideration received by our general partner and its affiliates prior to or in connection with this offering

•                         common units;

•                        subordinated units;

•    0.0% non-economic general partner interest;

•    our incentive distribution rights;

•    $        million cash distribution of the net proceeds of the offering; and

•    the right to have up to                     common units redeemed with the proceeds of any exercise of the underwriters’ option to purchase additional common units.

Operational Stage

Distributions of available cash to our general partner and its affiliates

We will generally make cash distributions to our unitholders pro rata, including our parent, as holder of an aggregate of common units and all of the subordinated units. In addition, if distributions exceed the minimum quarterly distribution and target distribution levels, the incentive distribution rights held by affiliates of our parent will entitle them to increasing percentages of the distributions, up to 50.0% of the distributions above the highest target distribution level.

Assuming we have sufficient available cash to pay the full minimum quarterly distribution on all of our outstanding units for four quarters, our parent and its affiliates would receive an annual distribution of approximately $         million on their common units and subordinated units.

Payments to our general partner and its affiliates	Under our partnership agreement, we are required to reimburse our general partner and its affiliates for all costs and expenses that they incur on our behalf for managing and controlling our business and operations. Our general partner determines the amount of these expenses and such determinations must be made in good faith under the terms of our partnership agreement. We will reimburse our parent for any additional out-of-pocket costs and expenses incurred by our parent and its affiliates in providing general and administrative services to us. Please read “—Agreements Governing the Transactions—Omnibus Agreement” below and “Management—Compensation of Our Officers.”

Withdrawal or removal of our general partner	If our general partner withdraws or is removed, its 0.0% non-economic general partner interest will either be sold to the new general partner for cash or converted into common units, in each case for an amount equal to the fair market value of those interests. Please read “The Partnership Agreement—Withdrawal or Removal of Our General Partner.”

Liquidation Stage

Liquidation	Upon our liquidation, the partners, including our general partner, will be entitled to receive liquidating distributions according to their particular capital account balances

Agreements Governing the Transactions

We and other parties have entered into or will enter into the various agreements that will affect the transactions, including the vesting of assets in, and the assumption of liabilities by, us and our subsidiaries, and the application of the proceeds of this offering. While not the result of arm’s-length negotiations, we believe the terms of all of our initial agreements will be, and specifically intend the rates to be, generally no less favorable to either party than those that could have been negotiated with unaffiliated parties with respect to similar services. All of the transaction expenses incurred in connection with these transactions, including the expenses associated with transferring assets into our subsidiaries, will be paid for with the proceeds of this offering.

Omnibus Agreement

In conjunction with the closing of this offering, we will enter into an omnibus agreement with Apex, our parent and our general partner. Pursuant to the omnibus agreement, Apex will grant us a right of first offer to acquire each of its terminal assets should Apex desire to sell them. In addition, we will have a right of first offer to purchase certain terminaling and ancillary assets that Apex may purchase or construct in the future. Additionally, the omnibus agreement will provide that our general partner has the sole responsibility for providing certain personnel necessary to conduct our operations, whether through directly hiring employees or by obtaining the services of personnel employed by our parent, Apex or others. We will reimburse our general partner for the services and personnel our general partner provides for our benefit.

Terminaling Services Agreements with Apex

We will enter into a terminaling services agreement with Apex under which Apex will agree to store light refined products at seven of our terminals. We and Apex have agreed to assign a minimum stipulated volume to each terminal (the sum of which equals approximately 4.5 million barrels for our seven terminals), and we will be obligated to make available to Apex sufficient storage capacity at each terminal to allow Apex to store such stipulated volumes of light refined products. Apex will pay base storage services, whether or not Apex uses the storage. Apex will also pay us excess storage fees for each barrel that exceeds stipulated volumes. We will also charge Apex separate services fees, ranging from $0.05 to $0.42 per barrel, for providing ancillary and additive services such as ethanol blending and additive injection.

We will also enter into a second terminaling services agreement with Apex under which Apex will agree to store residual oils at two of our terminals. We and Apex have agreed to a minimum storage commitment stipulated at each of these two terminals, equal to approximately 1.2 million barrels of available storage capacity in the aggregate, and we will be obligated to make available to Apex sufficient storage capacity at each terminal to allow Apex to store a stipulated volumes of residual oil. Apex will pay base storage services fees for each barrel stored at our terminals. Apex will also pay us excess storage fees for each barrel that exceeds the stipulated volumes. We will also charge Apex separate fees for providing ancillary and additive services such as ethanol blending and additive injection.

The rates we will charge Apex under the agreements are consistent with pricing during the year ended December 31, 2012. Accordingly, no adjustments have been made in the pro forma financial information included in this prospectus to give effect to the agreements. The storage services fees we charge Apex under these agreements will be subject to adjustment on January 1 of each year, beginning January 1, 2015, by an amount equal to 90% of the consumer price index, provided that (i) such adjustments may not increase or decrease the storage services fees by more than 3% per year and (ii) the storage services fees will not be adjusted below the initial amounts under the agreements. Additive and ancillary services fees under the agreement will also be subject to annual adjustments, beginning January 1, 2015, by an amount equal to our actual increased costs for providing additives or such ancillary services.

Apex will pay (or reimburse us for) all taxes (other than income taxes, gross receipt taxes and similar taxes) and regulatory and third party fees that we incur on Apex’s behalf for the services we provide to Apex under these agreements. In addition, Apex will reimburse us for the actual cost of any capital expenditures and any cleaning, degassing or other preparation we make at Apex’s request. Furthermore, if new laws or regulations that affect the services we provide to Apex under these agreements are enacted or promulgated that require us to make improvements to the terminals or changes to the terminals’ operations, Apex will be required to pay its pro rata share of such compliance expenses.

Under these agreements, we are not responsible for refined product volume losses at any of our terminals for evaporation, shrinkage or other loss of product in an amount equal to or less than 0.3% for light refined products, or 0.5% for residuals, as the case may be, of the average volume of Apex’s products stored at the terminal for the relevant time period to be determined at the end of each term. To the extent that actual losses are more than 0.3% or 0.5%, as the case may be, during any contract year, we will reimburse Apex for the difference between the actual loss and the 0.3% or 0.5%, as the case may be, allowance at a price per barrel equal to the applicable average Platts posted price for the twelve months included in the contract year.

Either party’s obligations may be temporarily suspended during the occurrence of, and for the entire duration of, a force majeure event that prevents the affected party from complying fully or in part with its obligations under these agreements, but only to the extent of the specific terminal and identified product for which the force majeure event has been declared. In the event that the period of suspension under the force majeure event continues in excess of twelve months, that portion of the agreement specifically affected by such force majeure event may be canceled at the option of either party.

The initial term of these agreements with respect to each terminal will be between one to five years and will automatically extend for successive twelve month periods, unless either party terminates upon no less than 120 days’ prior written notice. Upon the termination of these agreements, Apex will have a limited right of first refusal to enter into a new agreement with us.

These agreements may be assigned by us or Apex only with the other party’s written consent. Apex may allow another customer to use all or a portion of its stipulated volumes at any terminal so long as such sub-customer executes an agreement whereby such sub-customer agrees to comply with and be subject to the terms and conditions of the applicable agreement. No such subcontract shall relieve Apex of any of its obligations under the applicable agreement, and Apex must agree to indemnify us against any claims by such sub-customer. Any amount due and payable by such sub-customer over and above the amount due and payable under the agreement shall be split equally between us and Apex.

Procedures for Review, Approval and Ratification of Transactions with Related Persons

The board of directors of our general partner will adopt a related party transactions policy in connection with the closing of this offering that will provide that the board of directors of our general partner or its authorized committee will review on at least a quarterly basis all related person transactions that are required to be disclosed under SEC rules and, when appropriate, initially authorize or ratify all such transactions. In the event that the board of directors of our general partner or its authorized committee considers ratification of a related person transaction and determines not to so ratify, the code of business conduct and ethics will provide that our management will make all reasonable efforts to cancel or annul the transaction.

The related party transactions policy will provide that, in determining whether or not to recommend the initial approval or ratification of a related person transaction, the board of directors of our general partner or its authorized committee should consider all of the relevant facts and circumstances available, including (if applicable) but not limited to: (i) whether there is an appropriate business justification for the transaction; (ii) the benefits that accrue to us as a result of the transaction; (iii) the terms available to unrelated third parties entering into similar transactions; (iv) the impact of the transaction on a director’s independence (in the event the related person is a director, an immediate family member of a director or an entity in which a director or an immediate family member of a director is a partner, shareholder, member or executive officer); (v) the availability of other sources for comparable products or services; (vi) whether it is a single transaction or a series of ongoing, related transactions; and (vii) whether entering into the transaction would be consistent with the code of business conduct and ethics.

The related party transactions policy described above will be adopted in connection with the closing of this offering, and as a result the transactions described above were not reviewed under such policy.

CONFLICTS OF INTEREST AND DUTIES

Conflicts of Interest

Conflicts of interest exist and may arise in the future as a result of the relationships between our general partner and its affiliates, including our sponsors, on the one hand, and us and our unaffiliated limited partners, on the other hand. The directors and executive officers of our general partner have fiduciary duties to manage our general partner in a manner that is not adverse to the best interests of its owners. At the same time, our general partner has a fiduciary duty to manage us in a manner that is not adverse to the best interests of our partnership.

Whenever a conflict arises between our general partner or its affiliates, on the one hand, and us or any other partner, on the other, our general partner will resolve that conflict. Our general partner may seek the approval of such resolution from the conflicts committee of the board of directors of our general partner. There is no requirement that our general partner seek the approval of the conflicts committee for the resolution of any conflict, and, under our partnership agreement, our general partner may decide to seek such approval or resolve a conflict of interest in any other way permitted by our partnership agreement, as described below, in its sole discretion. Our general partner will decide whether to refer the matter to the conflicts committee on a case-by-case basis. An independent third party is not required to evaluate the fairness of the resolution.

Our general partner will not be in breach of its obligations under our partnership agreement or its duties to us or our unitholders if the resolution of the conflict is:

•	approved by the conflicts committee;

•	approved by the vote of a majority of the outstanding common units, excluding any common units owned by our general partner or any of its affiliates;

•	on terms no less favorable to us than those generally being provided to or available from unrelated third parties; or

•	fair and reasonable to us, taking into account the totality of the relationships between the parties involved, including other transactions that may be particularly favorable or advantageous to us.

If our general partner does not seek approval from the conflicts committee and our general partner’s board of directors determines that the resolution or course of action taken with respect to the conflict of interest satisfies either of the standards set forth in the third and fourth bullet points above, then it will be presumed that, in making its decision, the board of directors acted in good faith, and in any proceeding brought by or on behalf of any limited partner or the partnership challenging such determination, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. Unless the resolution of a conflict is specifically provided for in our partnership agreement, our general partner or the conflicts committee of our general partner’s board of directors may consider any factors it determines in good faith to consider when resolving a conflict. When our partnership agreement requires someone to act in good faith, it requires that person to subjectively believe that he is acting in a manner that is not adverse to the best interests of the partnership or meets the specified standard, for example, a transaction on terms no less favorable to the partnership than those generally being provided to or available from unrelated third parties. Please read “Management—Management of World Point Terminals, LP—Conflicts Committee” for information about the conflicts committee of our general partner’s board of directors.

Conflicts of interest could arise in the situations described below, among others.

Affiliates of our general partner, including our parent and Apex, may compete with us, and neither our general partner nor its affiliates have any obligation to present business opportunities to us.

Our partnership agreement provides that our general partner will be restricted from engaging in any business activities other than acting as our general partner (or as general partner of another company of which we are a partner or member) or those activities incidental to its ownership of interests in us. However, affiliates of our general partner, including our sponsors, are not prohibited from engaging in other businesses or activities, including those that might compete with us.

Under the terms of our partnership agreement, the doctrine of corporate opportunity, or any analogous doctrine, will not apply to our general partner or any of its affiliates, including its executive officers, directors, our parent and Apex. Any such person or entity that becomes aware of a potential transaction, agreement, arrangement or other matter that may be an opportunity for us will not have any duty to communicate or offer such opportunity to us. Any such person or entity will not be liable to us or to any limited partner for breach of any fiduciary duty or other duty by reason of the fact that such person or entity pursues or acquires such opportunity for itself, directs such opportunity to another person or entity or does not communicate such opportunity or information to us. Therefore, our sponsors may compete with us for acquisition opportunities and may own an interest in entities that compete with us.

Our general partner is allowed to take into account the interests of parties other than us, such as the controlling shareholders, in resolving conflicts of interest.

Our partnership agreement contains provisions that reduce and modify the standards to which our general partner would otherwise be held by state fiduciary duty law. For example, our partnership agreement permits our general partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our general partner, free of any duty or obligation to us and our unitholders, other than the implied contractual covenant of good faith and fair dealing, which means that a court will enforce the reasonable expectations of the partners where the language in our partnership agreement does not provide for a clear course of action. This entitles our general partner to consider only the interests and factors that it desires, and relieves it of any duty or obligation to give any consideration to any interest of, or factors affecting, us or any limited partner. Examples of decisions that our general partner may make in its individual capacity include the allocation of corporate opportunities among us and our affiliates, the exercise of its limited call right, its voting rights with respect to the units it owns and its registration rights, and its determination whether or not to consent to any merger, consolidation or conversion of the partnership or amendment to our partnership agreement.

Our partnership agreement replaces the fiduciary duties that would otherwise be owed by our general partner with contractual standards governing its duties, and limits our general partner’s liabilities and the remedies available to our unitholders for actions that, without the limitations, might constitute breaches of fiduciary duty under applicable Delaware law.

In addition to the provisions described above, our partnership agreement contains provisions that restrict the remedies available to our limited partners for actions that might constitute breaches of fiduciary duty under applicable Delaware law. For example, our partnership agreement:

•

permits our general partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our general partner. This entitles our general partner to consider only the interests and factors that it desires, and it has no duty or obligation to give any consideration to any interest of, or factors affecting, us or any limited partner. Examples of decisions that our general partner may make in its individual capacity include: (1) how to allocate business opportunities among us and its other affiliates; (2) whether to exercise its limited call right; (3) how to exercise its voting rights with respect to the units it owns; (4) whether to exercise its registration rights; (5) whether to elect to reset target distribution levels; and (6) whether or not to consent to any merger or consolidation of the partnership or amendment to our partnership agreement;

•	provides that the general partner will have no liability to us or our limited partners for decisions made in its capacity as a general partner so long as such decisions are made in good faith;

•

generally provides that in a situation involving a transaction with an affiliate or other conflict of interest, any determination by our general partner must be made in good faith. If an affiliate transaction or the resolution of another conflict of interest is not approved by our public common unitholders or the conflicts committee and the board of directors of our general partner determines that the resolution or course of action taken with respect to the affiliate transaction or conflict of interest is either on terms no less favorable to us than those generally being provided to or available from unrelated third parties or is “fair and reasonable” to us, considering the totality of the relationships between the parties involved, including other transactions that may be particularly advantageous or beneficial to us, then it will be presumed that in making its decision, the board of directors of our general partner acted in good faith, and in any proceeding brought by or on behalf of any limited partner or us challenging such decision, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption; and

•

provides that our general partner and its officers and directors will not be liable for monetary damages to us or our limited partners resulting from any act or omission unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that our general partner or its officers or directors, as the cases may be, acted in bad faith or engaged in fraud or willful misconduct or, in the case of a criminal matter, acted with knowledge that the conduct was unlawful.

By purchasing a common unit, a common unitholder will be deemed to have agreed to become bound by the provisions in our partnership agreement, including the provisions discussed above.

Except in limited circumstances, our general partner has the power and authority to conduct our business without unitholder approval.

Under our partnership agreement, our general partner has full power and authority to do all things, other than those items that require unitholder approval or with respect to which our general partner has sought conflicts committee approval, on such terms as it determines to be necessary or appropriate to conduct our business including, but not limited to, the following:

•

the making of any expenditures, the lending or borrowing of money, the assumption or guarantee of or other contracting for, indebtedness and other liabilities, the issuance of evidences of indebtedness, including indebtedness that is convertible into our securities, and the incurring of any other obligations;

•	the purchase, sale or other acquisition or disposition of our securities, or the issuance of additional options, rights, warrants and appreciation rights relating to our securities;

•	the acquisition, disposition, mortgage, pledge, encumbrance, hypothecation or exchange of any or all of our assets;

•	the negotiation, execution and performance of any contracts, conveyances or other instruments;

•	the distribution of our cash;

•	the selection and dismissal of employees and agents, outside attorneys, accountants, consultants and contractors and the determination of their compensation and other terms of employment or hiring;

•	the maintenance of insurance for our benefit and the benefit of our partners;

•

the formation of, or acquisition of an interest in, the contribution of property to, and the making of loans to, any limited or general partnership, joint venture, corporation, limited liability company or other entity;

•

the control of any matters affecting our rights and obligations, including the bringing and defending of actions at law or in equity, otherwise engaging in the conduct of litigation, arbitration or mediation and the incurring of legal expense, the settlement of claims and litigation;

•	the indemnification of any person against liabilities and contingencies to the extent permitted by law;

•	the making of tax, regulatory and other filings, or the rendering of periodic or other reports to governmental or other agencies having jurisdiction over our business or assets; and

•	the entering into of agreements with any of its affiliates to render services to us or to itself in the discharge of its duties as our general partner.

Our partnership agreement provides that our general partner must act in “good faith” when making decisions on our behalf, and our partnership agreement further provides that in order for a determination to be made in “good faith,” our general partner must subjectively believe that the determination is not adverse to the best interests of our partnership. Please read “The Partnership Agreement—Voting Rights” for information regarding matters that require unitholder approval.

Actions taken by our general partner may affect the amount of cash available for distribution to unitholders or accelerate the right to convert subordinated units.

The amount of cash that is available for distribution to unitholders is affected by decisions of our general partner regarding such matters as:

•	the amount and timing of asset purchases and sales;

•	cash expenditures;

•	borrowings;

•	the issuance of additional units; and

•	the creation, reduction or increase of reserves in any quarter.

Our general partner determines the amount and timing of any capital expenditures and whether a capital expenditure is classified as a maintenance capital expenditure, which reduces operating surplus, or an expansion capital expenditure, which does not reduce operating surplus. This determination can affect the amount of cash that is distributed to our unitholders and to our general partner and the ability of the subordinated units to convert into common units.

In addition, our general partner may use an amount, initially equal to $         million, which would not otherwise constitute available cash from operating surplus, in order to permit the payment of cash distributions on its units and Apex and the controlling shareholders’ incentive distribution rights. All of these actions may affect the amount of cash distributed to our unitholders and our general partner and may facilitate the conversion of subordinated units into common units. Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions.”

In addition, borrowings by us and our affiliates do not constitute a breach of any duty owed by our general partner to our unitholders, including borrowings that have the purpose or effect of:

•	enabling our general partner or its affiliates to receive distributions on any subordinated units held by them; or

•	accelerating the expiration of the subordination period.

For example, in the event we have not generated sufficient cash from our operations to pay the minimum quarterly distribution on our common units and our subordinated units, our partnership agreement permits us to borrow working capital funds, which would enable us to make this distribution on all outstanding units. Please read “Provisions of our Partnership Agreement Relating to Cash Distributions—Subordinated Units and Subordination Period.”

Our partnership agreement provides that we and our subsidiaries may borrow funds from our general partner and its affiliates. Our general partner and its affiliates may not borrow funds from us, or our operating company and its operating subsidiaries.

We will reimburse our general partner and its affiliates for expenses.

We will reimburse our general partner and its affiliates, including our parent, for costs incurred in managing and operating us. Our partnership agreement provides that our general partner will determine the expenses that are allocable to us in good faith, and it will charge on a fully allocated cost basis for services provided to us. Our omnibus agreement with our sponsors also address our payment of annual amounts to, and our reimbursement of, our general partner and its affiliates for these costs and services. Please read “Certain Relationships and Related Party Transactions.”

Contracts between us, on the one hand, and our general partner and its affiliates, on the other hand, will not be the result of arm’s-length negotiations.

Our partnership agreement allows our general partner to determine, in good faith, any amounts to pay itself or its affiliates for any services rendered to us. Our general partner may also enter into additional contractual arrangements with any of its affiliates on our behalf. Our general partner will determine, in good faith, the terms of any arrangements or transactions entered into after the close of this offering. While neither our partnership agreement nor any of the other agreements, contracts, and arrangements between us and our general partner and its affiliates are or will be the result of arm’s-length negotiations, we believe the terms of all of our initial agreements with our general partner and its affiliates will be, and specifically intend the rates to be, generally no less favorable to either party than those that could have been negotiated with unaffiliated parties with respect to similar services. Similarly, agreements, contracts or arrangements between us and our general partner and its affiliates that are entered into following the closing of this offering will not be required to be negotiated on an arm’s-length basis, although, in some circumstances, our general partner may determine that the conflicts committee may make a determination on our behalf with respect to such arrangements.

Our general partner and its affiliates will have no obligation to permit us to use any facilities or assets of our general partner and its affiliates, except as may be provided in contracts entered into specifically for such use. There is no obligation of our general partner and its affiliates to enter into any contracts of this kind.

Our general partner intends to limit its liability regarding our obligations.

Our general partner intends to limit its liability under contractual arrangements so that counterparties to such agreements have recourse only against our assets and not against our general partner or its assets or any affiliate of our general partner or its assets. Our partnership agreement provides that any action taken by our general partner to limit its liability is not a breach of our general partner’s fiduciary duties, even if we could have obtained terms that are more favorable without the limitation on liability.

Common units are subject to our general partner’s limited call right.

Our general partner may exercise its right to call and purchase common units, as provided in our partnership agreement, or may assign this right to one of its affiliates or to us. Our general partner may use its own discretion, free of any duty or liability to us or our unitholders, in determining whether to exercise this right. As a result, a common unitholder may have to sell his common units at an undesirable time or price. Please read “The Partnership Agreement—Limited Call Right.”

Common unitholders will have no right to enforce obligations of our general partner and its affiliates under agreements with us.

Any agreements between us, on the one hand, and our general partner and its affiliates, on the other hand, will not grant to the unitholders, separate and apart from us, the right to enforce the obligations of our general partner and its affiliates in our favor.

Our general partner decides whether to retain separate counsel, accountants or others to perform services for us.

The attorneys, independent accountants and others who perform services for us have been retained by our general partner. Attorneys, independent accountants and others who perform services for us are selected by our general partner or our conflicts committee and may perform services for our general partner and its affiliates. We may retain separate counsel for ourselves or the holders of common units in the event of a conflict of interest between our general partner and its affiliates, on the one hand, and us or the holders of common units, on the other, depending on the nature of the conflict. We do not intend to do so in most cases.

Apex and the controlling shareholders, as the initial owners of our incentive distribution rights, may elect to cause us to issue common units to them in connection with a resetting of the target distribution levels related to the incentive distribution rights, without the approval of the conflicts committee of their board of directors or the holders of our common units. This could result in lower distributions to holders of our common units.

Apex and the controlling shareholders, as the initial owners of our incentive distribution rights, have the right, at any time when there are no subordinated units outstanding and payments have been paid on incentive distributions at the highest level to which they are entitled (50.0%) for each of the prior four consecutive whole fiscal quarters, to reset the initial target distribution levels at higher levels based on our cash distributions at the time of the exercise of the reset election. Furthermore, Apex and the controlling shareholders have the right to transfer all or any portion of the incentive distribution rights at any time, and such transferee shall have the same rights as Apex and the controlling shareholders relative to resetting target distributions if our general partner concurs that the tests for resetting target distributions have been fulfilled. Following a reset election by Apex and the controlling shareholders, the minimum quarterly distribution will be adjusted to equal the reset minimum quarterly distribution, and the target distribution levels will be reset to correspondingly higher levels based on the same percentage increases above the reset minimum quarterly distribution as the current target distribution levels.

If Apex and the controlling shareholders elect to reset the target distribution levels, they will be entitled to receive a number of common units equal to the number of common units which would have entitled them to an average aggregate quarterly cash distribution in such prior two quarters equal to the average of the distributions to Apex and the controlling shareholders on their respective incentive distribution rights in the prior two quarters. We anticipate that Apex and the controlling shareholders would exercise this reset right in order to facilitate acquisitions or internal growth projects that would not be sufficiently accretive to cash distributions per common unit without such conversion. It is possible, however, that Apex and the controlling shareholders could exercise this reset election at a time when we are experiencing declines in our aggregate cash distributions or at a time when Apex or the controlling shareholders expects that we will experience declines in our aggregate cash distributions in the foreseeable future. In such situations, Apex and the controlling shareholders may be experiencing, or expect to experience, declines in the cash distributions they receive related to their respective incentive distribution rights and may, therefore, desire to be issued common units, which are entitled to specified priorities with respect to our distributions and which therefore may be more advantageous for Apex and the controlling shareholders to own in lieu of the right to receive incentive distributions based on the initial target distribution levels that are less certain to be achieved in the then current business environment. As a result, a reset election may cause our common unitholders to experience a reduction in the amount of cash distributions that our common unitholders would have otherwise received had we not issued new common units to Apex and the controlling shareholders in connection with resetting the target distribution levels. Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions—Right to Reset Incentive Distribution Levels.”

Duties of the General Partner

The Delaware Act provides that Delaware limited partnerships may, in their partnership agreements, expand, restrict or eliminate, except for the implied contractual covenant of good faith and fair dealing, the fiduciary duties otherwise owed by the general partner to limited partners and the partnership.

As permitted by the Delaware Act, our partnership agreement contains various provisions replacing the fiduciary duties that might otherwise be owed by our general partner with contractual standards governing the duties of our general partner and contractual methods of resolving conflicts of interest. We have adopted these provisions to allow our general partner or its affiliates to engage in transactions with us that would otherwise be prohibited by state-law fiduciary standards and to take into account the interests of other parties in addition to our interests when resolving conflicts of interest. We believe this is appropriate and necessary because the board of directors of our general partner has duties to manage our general partner in a manner that is not adverse to the best interests of its owners in addition to the best interests of our partnership. Without these provisions, our general partner’s ability to make decisions involving conflicts of interest would be restricted. These provisions enable our general partner to take into consideration the interests of all parties involved in the proposed action. These provisions also strengthen the ability of our general partner to attract and retain experienced and capable directors. These provisions disadvantage the common unitholders because they restrict the rights and remedies that would otherwise be available to such unitholders for actions that, without those limitations, might constitute breaches of fiduciary duty, as described below, and permit our general partner to take into account the interests of third parties in addition to our interests when resolving conflicts of interest. The following is a summary of the fiduciary duties imposed on general partners of a limited partnership by the Delaware Act in the absence of partnership agreement provisions to the contrary, the contractual duties of our general partner contained in our partnership agreement that replace the fiduciary duties that would otherwise be imposed by Delaware laws on our general partner and the rights and remedies of our unitholders with respect to these contractual duties:

State law fiduciary duty standards	Fiduciary duties are generally considered to include an obligation to act in good faith and with due care and loyalty. The duty of care, in the absence of a provision in a partnership agreement providing otherwise, would generally require a general partner to act for the partnership in the same manner as a prudent person would act on his own behalf. The duty of loyalty, in the absence of a provision in a partnership agreement providing otherwise, would generally prohibit a general partner of a Delaware limited partnership from taking any action or engaging in any transaction where a conflict of interest is present unless such transactions were entirely fair to the partnership.

Partnership agreement modified standards	Our partnership agreement contains provisions that waive or consent to conduct by our general partner and its affiliates that might otherwise raise issues as to compliance with fiduciary duties or applicable law. For example, our partnership agreement provides that when our general partner is acting in its capacity as our general partner, as opposed to in its individual capacity, it must act in “good faith,” meaning that it subjectively believed that the decision was not adverse to the best interests of our partnership, and will not be subject to any other standard under applicable law, other than the implied contractual covenant of good faith and fair dealing. In addition, when our general partner is acting in its individual capacity, as opposed to in its capacity as our general partner, it may act free of any duty or obligation to us or our limited partners, other than the implied contractual covenant of good faith and fair dealing. These standards reduce the obligations to which our general partner would otherwise be held.

Our partnership agreement generally provides that affiliated transactions and resolutions of conflicts of interest not involving a vote of unitholders or that are not approved by our conflicts committee must be:

• on terms no less favorable to us than those generally being provided to or available from unrelated third parties; or

•    “fair and reasonable” to us, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to us).

If our general partner does not seek approval from our conflicts committee and its board of directors determines that the resolution or course of action taken with respect to the conflict of interest satisfies either of the standards set forth in the bullet points above, then it will be presumed that, in making its decision, the board of directors, which may include board members affected by the conflict of interest, acted in good faith, and in any proceeding brought by or on behalf of any limited partner or us challenging such approval, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. These standards reduce the obligations to which our general partner would otherwise be held.

In addition to the other more specific provisions limiting the obligations of our general partner, our partnership agreement further provides that our general partner and its officers and directors will not be liable for monetary damages to us or our limited partners for errors of judgment or for any acts or omissions unless there has been a final and non-appealable judgment by a court of competent jurisdiction determining that our general partner or its officers and directors acted in bad faith or engaged in fraud or willful misconduct or, in the case of a criminal matter, acted with knowledge that the conduct was unlawful.

Rights and remedies of unitholders	The Delaware Act generally provides that a limited partner may institute legal action on behalf of the partnership to recover damages from a third party where a general partner has refused to institute the action or where an effort to cause a general partner to do so is not likely to succeed. These actions include actions against a general partner for breach of its fiduciary duties, if any, or of the partnership agreement.

By purchasing our common units, each common unitholder automatically agrees to be bound by the provisions in our partnership agreement, including the provisions discussed above. This is in accordance with the policy of the Delaware Act favoring the principle of freedom of contract and the enforceability of partnership agreements. The failure of a limited partner to sign a partnership agreement does not render the partnership agreement unenforceable against that person.

Under our partnership agreement, we must indemnify our general partner and its officers, directors and managers, to the fullest extent permitted by law, against liabilities, costs and expenses incurred by our general partner or these other persons. We must provide this indemnification unless there has been a final and non-appealable judgment by a court of competent jurisdiction determining that these persons acted in bad faith or engaged in fraud or willful misconduct or, in the case of a criminal matter, acted with knowledge that the conduct was unlawful. We also must provide this indemnification for criminal proceedings when our general partner or these other persons acted with no knowledge that their conduct was unlawful. Thus, our general partner could be indemnified for its negligent acts if it met the requirements set forth above. To the extent that these provisions purport to include indemnification for liabilities arising under the Securities Act of 1933, or the Securities Act, in the opinion of the SEC, such indemnification is contrary to public policy and therefore unenforceable. Please read “The Partnership Agreement—Indemnification.”

DESCRIPTION OF THE COMMON UNITS

The Units

The common units and the subordinated units are separate classes of units representing limited partner interests in us. The holders of units are entitled to participate in partnership distributions and exercise the rights and privileges available to limited partners under our partnership agreement. For a description of the relative rights and preferences of holders of common units and subordinated units in and to partnership distributions, please read this section and “Cash Distribution Policy and Restrictions on Distributions.” For a description of other rights and privileges of limited partners under our partnership agreement, including voting rights, please read “The Partnership Agreement.”

Transfer Agent and Registrar

Duties

                    will serve as the registrar and transfer agent for our common units. We will pay all fees charged by the transfer agent for transfers of common units except the following, which must be paid by unitholders:

•	surety bond premiums to replace lost or stolen certificates, or to cover taxes and other governmental charges in connection therewith;

•	special charges for services requested by a holder of a common unit; and

•	other similar fees or charges.

There will be no charge to unitholders for disbursements of our cash distributions. We will indemnify the transfer agent, its agents and each of their respective stockholders, directors, officers and employees against all claims and losses that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence or intentional misconduct of the indemnified person or entity.

Resignation or Removal

The transfer agent may resign, by notice to us, or be removed by us. The resignation or removal of the transfer agent will become effective upon our appointment of a successor transfer agent and registrar and its acceptance of the appointment. If no successor has been appointed and has accepted the appointment within 30 days after notice of the resignation or removal, our general partner may act as the transfer agent and registrar until a successor is appointed.

Transfer of Common Units

By transfer of common units in accordance with our partnership agreement, each transferee of common units shall be admitted as a limited partner with respect to the common units transferred when such transfer and admission are reflected in our books and records. Each transferee:

•	represents and warrants that the transferee has the right, power, authority and capacity to enter into our partnership agreement;

•	automatically agrees to be bound by the terms and conditions of, and is deemed to have executed, our partnership agreement; and

•

gives the consents, waivers and approvals contained in our partnership agreement, such as the approval of all transactions and agreements that we are entering into in connection with our formation and this offering.

Our general partner will cause any transfers to be recorded on our books and records no less frequently than quarterly.

We may, at our discretion, treat the nominee holder of a common unit as the absolute owner. In that case, the beneficial holder’s rights are limited solely to those that it has against the nominee holder as a result of any agreement between the beneficial owner and the nominee holder.

Common units are securities and transferable according to the laws governing the transfer of securities. In addition to other rights acquired upon transfer, the transferor gives the transferee the right to become a substituted limited partner in our partnership for the transferred common units.

Until a common unit has been transferred on our books, we and the transfer agent may treat the record holder of the common unit as the absolute owner for all purposes, except as otherwise required by law or stock exchange regulations.

THE PARTNERSHIP AGREEMENT

The following is a summary of the material provisions of our partnership agreement. The form of our partnership agreement is included in this prospectus as Appendix A. We will provide prospective investors with a copy of our partnership agreement upon request at no charge.

We summarize the following provisions of our partnership agreement elsewhere in this prospectus:

•	with regard to distributions of available cash, please read “Provisions of Our Partnership Agreement Relating to Cash Distributions”;

•	with regard to the duties of our general partner, please read “Conflicts of Interest and Duties”;

•	with regard to the transfer of common units, please read “Description of the Common Units—Transfer of Common Units”; and

•	with regard to allocations of taxable income and taxable loss, please read “Material Federal Income Tax Consequences.”

Organization and Duration

Our partnership was organized effective as of April 19, 2013 and will have a perpetual existence unless terminated pursuant to the terms of our partnership agreement.

Purpose

Our purpose under the partnership agreement is limited to any business activity that is approved by our general partner and that lawfully may be conducted by a limited partnership organized under Delaware law; provided that our general partner shall not cause us to engage, directly or indirectly, in any business activity that our general partner determines would be reasonably likely to cause us to be treated as an association taxable as a corporation or otherwise taxable as an entity for federal income tax purposes.

Although our general partner has the ability to cause us and our subsidiaries to engage in activities other than the terminaling, storage and transportation of light refined products, heavy refined products, and crude oil, our general partner has no current plans to do so and may decline to do so free of any duty or obligation whatsoever to us or the limited partners, including any duty to act in the best interests of our partnership or our limited partners, other than the implied contractual covenant of good faith and fair dealing. Our general partner is authorized in general to perform all acts it determines to be necessary or appropriate to carry out our purposes and to conduct our business.

Capital Contributions

Unitholders are not obligated to make additional capital contributions, except as described below under “—Limited Liability.”

Voting Rights

The following is a summary of the unitholder vote required for the matters specified below. Matters that require the approval of a “unit majority” require:

•

during the subordination period, the approval of a majority of the outstanding common units, excluding those common units held by our general partner and its affiliates, and a majority of the outstanding subordinated units, voting as separate classes; and

•	after the subordination period, the approval of a majority of the outstanding common units.

In voting their common units and subordinated units, our general partner and its affiliates will have no duty or obligation whatsoever to us or the limited partners, including any duty to act in the best interests of us or the limited partners, other than the implied contractual covenant of good faith and fair dealing.

Issuance of additional units	No approval rights.

Amendment of our partnership agreement	Certain amendments may be made by the general partner without the approval of the unitholders. Other amendments generally require the approval of a unit majority. Please read “—Amendment of The Partnership Agreement.”

Merger of our partnership or the sale of all or substantially all of our assets	Unit majority. Please read “—Merger, Consolidation, Conversion, Sale or Other Disposition of Assets.”

Dissolution of our partnership	Unit majority. Please read “—Termination and Dissolution.”

Continuation of our business upon dissolution	Unit majority. Please read “—Termination and Dissolution.”

Withdrawal of the general partner	Under most circumstances, the approval of unitholders holding at least a majority of the outstanding common units, excluding common units held by our general partner and its affiliates, is required for the withdrawal of the general partner prior to , 2023 in a manner which would cause a dissolution of our partnership. Please read “—Withdrawal or Removal of Our General Partner.”

Removal of the general partner	Not less than 66 2/3% of the outstanding units, voting as a single class, including units held by our general partner and its affiliates. Please read “—Withdrawal or Removal of Our General Partner.”

Transfer of the general partner interest	Our general partner may transfer all, but not less than all, of its 0.0% non-economic general partner interest in us without a vote of our unitholders to an affiliate or another person in connection with its merger or consolidation with or into, or sale of all or substantially all of its assets to, such person. The approval of a majority of the outstanding common units, excluding common units held by our general partner and its affiliates, is required in other circumstances for a transfer of the general partner interest to a third party prior to , 2023. Please read “—Transfer of General Partner Interest.”

Transfer of incentive distribution rights	Apex and the controlling shareholders may transfer any or all of their incentive distribution rights to an affiliate or another person without a vote of our unitholders. Please read “—Transfer of Incentive Distribution Rights.”

Reset of incentive distribution levels	No approval right.

Transfer of ownership interests in our general partner	No approval right. Please read “—Transfer of Ownership Interests in the General Partner.”

Limited Liability

Assuming that a limited partner does not participate in the control of our business within the meaning of the Delaware Act and that it otherwise acts in conformity with the provisions of our partnership agreement, its liability under the Delaware Act will be limited, subject to possible exceptions, to the amount of capital it is obligated to contribute to us for its common units plus its share of any undistributed profits and assets. If it were determined, however, that the right, or exercise of the right, by the limited partners as a group:

•	to remove or replace our general partner;

•	to approve some amendments to our partnership agreement; or

•	to take other action under our partnership agreement;

constituted “participation in the control” of our business for the purposes of the Delaware Act, then the limited partners could be held personally liable for our obligations under the laws of Delaware, to the same extent as our general partner. This liability would extend to persons who transact business with us who reasonably believe that a limited partner is a general partner. Neither our partnership agreement nor the Delaware Act specifically provides for legal recourse against our general partner if a limited partner were to lose limited liability through any fault of our general partner. While this does not mean that a limited partner could not seek legal recourse, we know of no precedent for this type of a claim in Delaware case law.

Under the Delaware Act, a limited partnership may not make a distribution to a partner if, after the distribution, all liabilities of the limited partnership, other than liabilities to partners on account of their limited partner interests and liabilities for which the recourse of creditors is limited to specific property of the partnership, would exceed the fair value of the assets of the limited partnership, except that the fair value of property that is subject to a liability for which the recourse of creditors is limited is included in the assets of the limited partnership only to the extent that the fair value of that property exceeds that liability. For the purpose of determining the fair value of the assets of a limited partnership, the Delaware Act provides that the fair value of property subject to liability for which recourse of creditors is limited shall be included in the assets of the limited partnership only to the extent that the fair value of that property exceeds the nonrecourse liability. The Delaware Act provides that a limited partner who receives a distribution and knew at the time of the distribution that the distribution was in violation of the Delaware Act shall be liable to the limited partnership for the amount of the distribution for three years. Under the Delaware Act, a substituted limited partner of a limited partnership is liable for the obligations of its assignor to make contributions to the partnership, except that such person is not obligated for liabilities unknown to it at the time it became a limited partner and that could not be ascertained from the partnership agreement.

Our subsidiaries conduct business in several states and we may have subsidiaries that conduct business in other states in the future. Maintenance of our limited liability as a member of our operating company may require compliance with legal requirements in the jurisdictions in which our operating company conducts business, including qualifying our subsidiaries to do business there.

Limitations on the liability of members or limited partners for the obligations of a limited liability company or limited partnership have not been clearly established in many jurisdictions. If, by virtue of our ownership interests in our operating subsidiaries or otherwise, it were determined that we were conducting business in any state without compliance with the applicable limited partnership or limited liability company statute, or that the right or exercise of the right by the limited partners as a group to remove or replace our general partner, to approve some amendments to our partnership agreement, or to take other action under our partnership agreement constituted “participation in the control” of our business for purposes of the statutes of any relevant jurisdiction, then the limited partners could be held personally liable for our obligations under the law of that jurisdiction to the same extent as our general partner under the circumstances. We will operate in a manner that our general partner considers reasonable and necessary or appropriate to preserve the limited liability of the limited partners.

Issuance of Additional Securities

Our partnership agreement authorizes us to issue an unlimited number of additional partnership interests for the consideration and on the terms and conditions determined by our general partner without the approval of the unitholders.

It is possible that we will fund acquisitions through the issuance of additional common units, subordinated units or other partnership interests. Holders of any additional common units we issue will be entitled to share equally with the then-existing holders of common units in our distributions of available cash. In addition, the issuance of additional common units or other partnership interests may dilute the value of the interests of the then-existing holders of common units in our net assets.

In accordance with Delaware law and the provisions of our partnership agreement, we may also issue additional partnership interests that, as determined by our general partner, may have special voting rights to which the common units are not entitled. In addition, our partnership agreement does not prohibit the issuance by our subsidiaries of equity interests, which may effectively rank senior to the common units.

Our general partner will have the right, which it may from time to time assign in whole or in part to any of its affiliates, to purchase common units, subordinated units or other partnership interests whenever, and on the same terms that, we issue those interests to persons other than our general partner and its affiliates, to the extent necessary to maintain the percentage interest of the general partner and its affiliates, including such interest represented by common units and subordinated units, that existed immediately prior to each issuance. The other holders of common units will not have preemptive rights to acquire additional common units or other partnership interests.

Amendment of the Partnership Agreement

General

Amendments to our partnership agreement may be proposed only by our general partner. However, our general partner will have no duty or obligation to propose any amendment and may decline to do so free of any duty or obligation whatsoever to us or our limited partners, including any duty to act in the best interests of us or the limited partners, other than the implied contractual covenant of good faith and fair dealing. In order to adopt a proposed amendment, other than the amendments discussed below, our general partner is required to seek written approval of the holders of the number of units required to approve the amendment or call a meeting of the limited partners to consider and vote upon the proposed amendment. Except as described below, an amendment must be approved by a unit majority.

Prohibited Amendments

No amendment may be made that would:

•

enlarge the obligations of any limited partner without its consent, unless such is deemed to have occurred as a result of an amendment approved by at least a majority of the type or class of limited partner interests so affected; or

•

enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by us to our general partner or any of its affiliates without its consent, which consent may be given or withheld at its option.

The provisions of our partnership agreement preventing the amendments having the effects described in any of the clauses above can be amended upon the approval of the holders of at least 90.0% of the outstanding units voting together as a single class (including units owned by our general partner and its affiliates). Upon the completion of this offering, our general partner and its affiliates will own approximately         % of the outstanding common and subordinated units (excluding common units purchased by officers, directors and prospective directors of our general partner and our sponsors under our directed unit program).

No Unitholder Approval

Our general partner may generally make amendments to our partnership agreement without the approval of any limited partner to reflect:

•	a change in our name, the location of our principal office, our registered agent or our registered office;

•	the admission, substitution, withdrawal or removal of partners in accordance with our partnership agreement;

•

a change that our general partner determines to be necessary or appropriate to qualify or continue our qualification as a limited partnership or other entity in which the limited partners have limited liability under the laws of any state or to ensure that neither we nor any of our subsidiaries will be treated as an association taxable as a corporation or otherwise taxed as an entity for U.S. federal income tax purposes (to the extent not already so treated or taxed);

•

an amendment that is necessary, in the opinion of our counsel, to prevent us or our general partner or its directors, officers, agents or trustees, from in any manner, being subjected to the provisions of the Investment Company Act of 1940, the Investment Advisors Act of 1940, or “plan asset” regulations adopted under the Employee Retirement Income Security Act of 1974 (ERISA), whether or not substantially similar to plan asset regulations currently applied or proposed by the United States Department of Labor;

•	an amendment that our general partner determines to be necessary or appropriate for the authorization or issuance of additional partnership interests;

•	any amendment expressly permitted in our partnership agreement to be made by our general partner acting alone;

•	an amendment effected, necessitated or contemplated by a merger agreement that has been approved under the terms of our partnership agreement;

•

any amendment that our general partner determines to be necessary or appropriate to reflect and account for the formation by us of, or our investment in, any corporation, partnership or other entity, in connection with our conduct of activities permitted by our partnership agreement;

•	a change in our fiscal year or taxable year and any other changes that our general partner determines to be necessary or appropriate as a result of such change;

•

mergers with, conveyances to or conversions into another limited liability entity that is newly formed and has no assets, liabilities or operations at the time of the merger, conveyance or conversion other than those it receives by way of the merger, conveyance or conversion; or

•	any other amendments substantially similar to any of the matters described in the clauses above.

In addition, our general partner may make amendments to our partnership agreement, without the approval of any limited partner, if our general partner determines that those amendments:

•	do not adversely affect in any material respect the limited partners considered as a whole or any particular class of partnership interests as compared to other classes of partnership interests;

•

are necessary or appropriate to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute;

•

are necessary or appropriate to facilitate the trading of limited partner interests or to comply with any rule, regulation, guideline or requirement of any securities exchange on which the limited partner interests are or will be listed or admitted to trading;

•	are necessary or appropriate for any action taken by our general partner relating to splits or combinations of units under the provisions of our partnership agreement; or

•	are required to effect the intent expressed in this prospectus or the intent of the provisions of our partnership agreement or are otherwise contemplated by our partnership agreement.

Opinion of Counsel and Unitholder Approval

For amendments of the type not requiring unitholder approval, our general partner will not be required to obtain an opinion of counsel to the effect that an amendment will not affect the limited liability of any limited partner under Delaware law. No other amendments to our partnership agreement will become effective without the approval of holders of at least 90.0% of the outstanding units voting as a single class unless we first obtain such an opinion of counsel.

In addition to the above restrictions, any amendment that would have a material adverse effect on the rights or preferences of any type or class of partnership interests in relation to other classes of partnership interests will require the approval of at least a majority of the type or class of partnership interests so affected. Any amendment that would reduce the percentage of units required to take any action, other than to remove our general partner or call a meeting of unitholders, must be approved by the affirmative vote of limited partners whose aggregate outstanding units constitute not less than the percentage sought to be reduced. Any amendment that would increase the percentage of units required to remove our general partner must be approved by the affirmative vote of limited partners whose aggregate outstanding units constitute not less than 90.0% of outstanding units. Any amendment that would increase the percentage of units required to call a meeting of unitholders must be approved by the affirmative vote of limited partners whose aggregate outstanding units constitute at least a majority of the outstanding units.

Merger, Consolidation, Conversion, Sale or Other Disposition of Assets

A merger, consolidation or conversion of our partnership requires the prior consent of our general partner. However, our general partner will have no duty or obligation to consent to any merger, consolidation or conversion and may decline to do so free of any duty or obligation whatsoever to us or the limited partners, including any duty to act in the best interest of us or the limited partners, other than the implied contractual covenant of good faith and fair dealing.

In addition, our partnership agreement generally prohibits our general partner, without the prior approval of the holders of a unit majority, from causing us to, among other things, sell, exchange or otherwise dispose of all or substantially all of our assets in a single transaction or a series of related transactions. Our general partner may, however, mortgage, pledge, hypothecate, or grant a security interest in all or substantially all of our assets without that approval. Our general partner may also sell any or all of our assets under a foreclosure or other realization upon those encumbrances without that approval. Finally, our general partner may consummate any merger with another limited liability entity without the prior approval of our unitholders if we are the surviving entity in the transaction, our general partner has received an opinion of counsel regarding limited liability and tax matters, the transaction would not result in an amendment to our partnership agreement requiring unitholder approval, each of our units will be an identical unit of our partnership following the transaction and the partnership interests to be issued by us in such merger do not exceed 20.0% of our outstanding partnership interests immediately prior to the transaction.

If the conditions specified in our partnership agreement are satisfied, our general partner may convert us or any of our subsidiaries into a new limited liability entity or merge us or any of our subsidiaries into, or convey all of our assets to, a newly formed entity if the sole purpose of that conversion, merger or conveyance is to effect a mere change in our legal form into another limited liability entity, our general partner has received an opinion of counsel regarding limited liability and tax matters, and our general partner determines that the governing instruments of the new entity provide the limited partners and our general partner with the same rights and obligations as contained in our partnership agreement. The unitholders are not entitled to dissenters’ rights of appraisal under our partnership agreement or applicable Delaware law in the event of a conversion, merger or consolidation, a sale of substantially all of our assets or any other similar transaction or event.

Termination and Dissolution

We will continue as a limited partnership until dissolved and terminated under our partnership agreement. We will dissolve upon:

•	the election of our general partner to dissolve us, if approved by the holders of units representing a unit majority;

•	there being no limited partners, unless we are continued without dissolution in accordance with the Delaware Act;

•	the entry of a decree of judicial dissolution of our partnership; or

•

the withdrawal or removal of our general partner or any other event that results in its ceasing to be our general partner other than by reason of a transfer of its general partner interest in accordance with our partnership agreement or withdrawal or removal followed by approval and admission of a successor.

Upon a dissolution under the first clause above, the holders of a unit majority may also elect, within specific time limitations, to continue our business on the same terms and conditions described in our partnership agreement by appointing as a successor general partner an entity approved by the holders of units representing a unit majority, subject to our receipt of an opinion of counsel to the effect that:

•	the action would not result in the loss of limited liability of any limited partner; and

•

neither our partnership nor any of our subsidiaries would be treated as an association taxable as a corporation or otherwise be taxable as an entity for federal income tax purposes upon the exercise of that right to continue.

Liquidation and Distribution of Proceeds

Upon our dissolution, unless we are continued as a new limited partnership, the liquidator authorized to wind up our affairs will, acting with all of the powers of our general partner that are necessary or appropriate to, liquidate our assets and apply the proceeds of the liquidation as described in “Provisions of Our Partnership Agreement Relating to Cash Distributions—Distributions of Cash Upon Liquidation.” The liquidator may defer liquidation or distribution of our assets for a reasonable period of time or distribute assets to partners in kind if it determines that a sale would be impractical or would cause undue loss to our partners.

Withdrawal or Removal of Our General Partner

Except as described below, our general partner has agreed not to withdraw voluntarily as our general partner prior to                     , 2023 without obtaining the approval of the holders of at least a majority of the outstanding common units, excluding common units held by our general partner and its affiliates, and furnishing an opinion of counsel regarding limited liability and tax matters. On or after                     , 2023 our general partner may withdraw as general partner without first obtaining approval of any unitholder by giving 90 days’ written notice, and that withdrawal will not constitute a violation of our partnership agreement. Notwithstanding the information above, our general partner may withdraw without unitholder approval upon 90 days’ written notice to the limited partners if at least 50.0% of the outstanding units are held or controlled by one person and its affiliates other than our general partner and its affiliates. In addition, our partnership agreement permits our general partner in some instances to sell or otherwise transfer all of its general partner interest in us without the approval of the unitholders. Please read “—Transfer of General Partner Interest” and “—Transfer of Incentive Distribution Rights.”

Upon voluntary withdrawal of our general partner by giving notice to the other partners, the holders of a unit majority may select a successor to that withdrawing general partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability and tax matters cannot be obtained, we will be dissolved, wound up and liquidated, unless within a specified period after that withdrawal, the holders of a unit majority agree to continue our business by appointing a successor general partner. Please read “—Termination and Dissolution.”

Our general partner may not be removed unless that removal is approved by the vote of the holders of not less than 66 2/3% of our outstanding units, voting together as a single class, including units held by our general partner and its affiliates, and we receive an opinion of counsel regarding limited liability and tax matters. Any removal of our general partner is also subject to the approval of a successor general partner by the vote of the holders of a majority of the outstanding common units, voting as a separate class, and subordinated units, voting as a separate class. The ownership of more than 33 1/3% of the outstanding units by our general partner and its affiliates would give them the practical ability to prevent our general partner’s removal. At the closing of this offering, our general partner and its affiliates will own         % of the outstanding common and subordinated units (excluding common units purchased by officers, directors and prospective directors of our general partner and our sponsors under our directed unit program).

Our partnership agreement also provides that if our general partner is removed as our general partner under circumstances where cause does not exist and units held by our general partner and its affiliates are not voted in favor of that removal:

•	the subordination period will end, and all outstanding subordinated units will immediately convert into common units on a one-for-one basis; and

•	any existing arrearages in payment of the minimum quarterly distribution on the common units will be extinguished.

In the event of removal of our general partner under circumstances where cause exists or withdrawal of our general partner where that withdrawal violates our partnership agreement, a successor general partner will have the option to purchase the general partner interest for a cash payment equal to the fair market value of those interests. Under all other circumstances where our general partner withdraws or is removed by the limited partners, the departing general partner will have the option to require the successor general partner to purchase the general partner interest of the departing general partner for fair market value. In each case, this fair market value will be determined by agreement between the departing general partner and the successor general partner. If no agreement is reached, an independent investment banking firm or other independent expert selected by the departing general partner and the successor general partner will determine the fair market value. Or, if the departing general partner and the successor general partner cannot agree upon an expert, then an expert chosen by agreement of the experts selected by each of them will determine the fair market value.

If the option described above is not exercised by either the departing general partner or the successor general partner, the departing general partner will become a limited partner and its general partner interest will automatically convert into common units pursuant to a valuation of those interests as determined by an investment banking firm or other independent expert selected in the manner described in the preceding paragraph.

In addition, we will be required to reimburse the departing general partner for all amounts due the departing general partner, including, without limitation, all employee-related liabilities, including severance liabilities, incurred for the termination of any employees employed by the departing general partner or its affiliates for our benefit.

Transfer of General Partner Interest

Except for transfer by our general partner of all, but not less than all, of its general partner interest to (1) an affiliate of our general partner (other than an individual), or (2) another entity as part of the merger or consolidation of our general partner with or into such entity or the transfer by our general partner of all or substantially all of its assets to such entity, our general partner may not transfer all or any part of its general partner interest to another person prior to                     , 2023 without the approval of the holders of at least a majority of the outstanding common units, excluding common units held by our general partner and its affiliates. As a condition of this transfer, the transferee must assume, among other things, the rights and duties of our general partner, agree to be bound by the provisions of our partnership agreement, and furnish an opinion of counsel regarding limited liability and tax matters.

Our general partner and its affiliates may at any time transfer units to one or more persons, without unitholder approval, except that they may not transfer subordinated units to us.

Transfer of Ownership Interests in the General Partner

At any time, the controlling shareholders and our parent and its affiliates may sell or transfer all or part of their membership interests in our general partner to an affiliate or third party without the approval of our unitholders.

Transfer of Incentive Distribution Rights

At any time, Apex and the controlling shareholders may sell or transfer their incentive distribution rights to an affiliate or third party without the approval of the unitholders.

Change of Management Provisions

Our partnership agreement contains specific provisions that are intended to discourage a person or group from attempting to remove WPT GP, LLC as our general partner or otherwise change our management. If any person or group other than our general partner and its affiliates acquires beneficial ownership of 20.0% or more of any class of units, that person or group loses voting rights on all of its units. This loss of voting rights does not apply to any person or group that acquires the units from our general partner or its affiliates or any transferees of that person or group who are notified by our general partner that they will not lose their voting rights or to any person or group who acquires the units with the prior approval of the board of directors of our general partner. Please read “—Withdrawal or Removal of Our General Partner.”

Limited Call Right

If at any time our general partner and its affiliates own more than 80.0% of the then-issued and outstanding limited partner interests of any class, our general partner will have the right, which it may assign in whole or in part to any of its affiliates or to us, to acquire all, but not less than all, of the limited partner interests of such class held by unaffiliated persons as of a record date to be selected by our general partner, on at least 10, but not more than 60, days’ written notice.

The purchase price in the event of this purchase is the greater of:

•

the highest cash price paid by either our general partner or any of its affiliates for any limited partner interests of the class purchased within the 90 days preceding the date on which our general partner first mails notice of its election to purchase those limited partner interests; and

•	the current market price calculated in accordance with our partnership agreement as of the date three business days before the date the notice is mailed.

As a result of our general partner’s right to purchase outstanding limited partner interests, a holder of limited partner interests may have his limited partner interests purchased at a price that may be lower than market prices at various times prior to such purchase or lower than a unitholder may anticipate the market price to be in the future. The tax consequences to a unitholder of the exercise of this call right are the same as a sale by that unitholder of his common units in the market. Please read “Material Federal Income Tax Consequences—Disposition of Common Units.”

Redemption of Ineligible Holders

In order to avoid any material adverse effect on the maximum applicable rates that can be charged to customers by our subsidiaries on assets that are subject to rate regulation by FERC or an analogous regulatory body, our general partner at any time can request a transferee or a unitholder to certify or re-certify:

•	that the transferee or unitholder is an individual or an entity subject to United States federal income taxation on the income generated by us; or

•

that, if the transferee unitholder is an entity not subject to United States federal income taxation on the income generated by us, as in the case, for example, of a mutual fund taxed as a regulated investment company or a partnership, all the entity’s owners are subject to United States federal income taxation on the income generated by us.

Furthermore, in order to avoid a substantial risk of cancellation or forfeiture of any property, including any governmental permit, endorsement or other authorization, in which we have an interest as the result of any federal, state or local law or regulation concerning the nationality, citizenship or other related status of any unitholder, our general partner may at any time request unitholders to certify as to, or provide other information with respect to, their nationality, citizenship or other related status.

The certifications as to taxpayer status and nationality, citizenship or other related status can be changed in any manner our general partner determines is necessary or appropriate to implement its original purpose.

If a unitholder fails to furnish the certification or other requested information within 30 days or if our general partner determines, with the advice of counsel, upon review of such certification or other information that a unitholder does not meet the status set forth in the certification, we will have the right to redeem all of the units held by such unitholder at the market price as of the date three days before the date the notice of redemption is mailed.

The purchase price will be paid in cash or by delivery of a promissory note, as determined by our general partner. Any such promissory note will bear interest at the rate of 5.0% annually and be payable in three equal annual installments of principal and accrued interest, commencing one year after the redemption date.

Further, the units will not be entitled to any allocations of income or loss, distributions or voting rights while held by such unitholder.

Meetings; Voting

Except as described below regarding a person or group owning 20.0% or more of any class of units then outstanding, record holders of units on the record date will be entitled to notice of, and to vote at, meetings of our limited partners and to act upon matters for which approvals may be solicited.

Our general partner does not anticipate that any meeting of unitholders will be called in the foreseeable future. Any action that is required or permitted to be taken by the unitholders may be taken either at a meeting of the unitholders or, if authorized by our general partner, without a meeting if consents in writing describing the action so taken are signed by holders of the number of units that would be necessary to authorize or take that action at a meeting where all limited partners were present and voted. Meetings of the unitholders may be called by our general partner or by unitholders owning at least 20.0% of the outstanding units of the class for which a meeting is proposed. Unitholders may vote either in person or by proxy at meetings. The holders of a majority of the outstanding units of the class or classes for which a meeting has been called, represented in person or by proxy, will constitute a quorum unless any action by the unitholders requires approval by holders of a greater percentage of the units, in which case the quorum will be the greater percentage.

Each record holder of a unit has a vote according to its percentage interest in us, although additional limited partner interests having special voting rights could be issued. Please read “—Issuance of Additional Securities.” However, if at any time any person or group, other than our general partner and its affiliates, a direct transferee of our general partner and its affiliates or a transferee of such direct transferee who is notified by our general partner that it will not lose its voting rights, acquires, in the aggregate, beneficial ownership of 20.0% or more of any class of units then outstanding, that person or group will lose voting rights on all of its units and the units may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes, determining the presence of a quorum, or for other similar purposes. Common units held in nominee or street name account will be voted by the broker or other nominee in accordance with the instruction of the beneficial owner unless the arrangement between the beneficial owner and its nominee provides otherwise. Except as our partnership agreement otherwise provides, subordinated units will vote together with common units as a single class. Any notice, demand, request, report or proxy material required or permitted to be given or made to record holders of common units under our partnership agreement will be delivered to the record holder by us or by the transfer agent.

Status as Limited Partner

By transfer of common units in accordance with our partnership agreement, each transferee of common units shall be admitted as a limited partner with respect to the common units transferred when such transfer and admission is reflected in our register. Except as described under “—Limited Liability,” the common units will be fully paid, and unitholders will not be required to make additional contributions.

Indemnification

Under our partnership agreement, in most circumstances, we will indemnify the following persons, to the fullest extent permitted by law, from and against all losses, claims, damages or similar events:

•	our general partner;

•	any departing general partner;

•	any person who is or was an affiliate of our general partner or any departing general partner;

•	any person who is or was a director, officer, managing member, manager, general partner, fiduciary or trustee of us or our subsidiaries, or any entity set forth in the preceding three bullet points;

•

any person who is or was serving as director, officer, managing member, manager, general partner, fiduciary or trustee of another person owing a fiduciary duty to us or any of our subsidiaries at the request of our general partner or any departing general partner or any of their affiliates; and

•	any person designated by our general partner because such person’s status, service or relationship expose such person to claims or suits relating to our business and affairs.

Any indemnification under these provisions will only be out of our assets. Unless it otherwise agrees, our general partner will not be personally liable for, or have any obligation to contribute or lend funds or assets to us to enable us to effectuate, indemnification. We will purchase insurance against liabilities asserted against and expenses incurred by persons for our activities, regardless of whether we would have the power to indemnify the person against such liabilities under our partnership agreement.

Reimbursement of Expenses

Our partnership agreement requires us to reimburse our general partner for all direct and indirect expenses it incurs or payments it makes on our behalf and all other expenses allocable to us or otherwise incurred by our general partner in connection with operating our business. These expenses include salary, bonus, incentive compensation and other amounts paid to persons who perform services for us or on our behalf and expenses allocated to our general partner by its affiliates. Our general partner is entitled to determine in good faith the expenses that are allocable to us.

Books and Reports

Our general partner is required to keep appropriate books of our business at our principal offices. The books will be maintained for financial reporting purposes on an accrual basis. For fiscal and tax reporting purposes, our fiscal year is the calendar year.

We will mail or make available to record holders of common units, within 105 days after the close of each fiscal year, an annual report containing audited financial statements and a report on those financial statements by our independent public accountants. Except for our fourth quarter, we will also mail or make available summary financial information within 50 days after the close of each quarter.

We will furnish each record holder of a unit with information reasonably required for tax reporting purposes within 90 days after the close of each calendar year. This information is expected to be furnished in summary form so that some complex calculations normally required of partners can be avoided. Our ability to furnish this summary information to unitholders will depend on the cooperation of unitholders in supplying us with specific information. Every unitholder will receive information to assist him in determining its federal and state tax liability and filing its federal and state income tax returns, regardless of whether he supplies us with information.

Right to Inspect Our Books and Records

Our partnership agreement provides that a limited partner can, for a purpose reasonably related to its interest as a limited partner, upon reasonable written demand stating the purpose of such demand and at its own expense, have furnished to him:

•	a current list of the name and last known address of each record holder;

•	copies of our partnership agreement and our certificate of limited partnership and all amendments thereto; and

•	certain information regarding the status of our business and financial condition.

Our general partner may, and intends to, keep confidential from the limited partners trade secrets or other information the disclosure of which our general partner determines is not in our best interests or that we are required by law or by agreements with third parties to keep confidential. Our partnership agreement limits the right to information that a limited partner would otherwise have under Delaware law.

Registration Rights

Under our partnership agreement, we have agreed to register for resale under the Securities Act and applicable state securities laws any common units, subordinated units or other partnership interests proposed to be sold by our general partner or any of its affiliates, other than individuals, or their assignees if an exemption from the registration requirements is not otherwise available. These registration rights continue for two years following any withdrawal or removal of WPT GP, LLC as our general partner. We are obligated to pay all expenses incidental to the registration, excluding underwriting discounts and commissions. Please read “Units Eligible for Future Sale.”

Exclusive Forum

Our partnership agreement will provide that the Court of Chancery of the State of Delaware shall be the exclusive forum for any claims, suits, actions or proceedings (i) arising out of or relating in any way to our partnership agreement (including any claims, suits or actions to interpret, apply or enforce the provisions of our partnership agreement or the duties, obligations or liabilities among our partners, or obligations or liabilities of our partners to us, or the rights or powers of, or restrictions on, our partners or us), (ii) brought in a derivative manner on our behalf, (iii) asserting a claim of breach of a duty owed by any of our, or our general partner’s, directors, officers, or other employees, or owed by our general partner, to us or our partners, (iv) asserting a claim against us arising pursuant to any provision of the Delaware Act or (v) asserting a claim against us governed by the internal affairs doctrine. Although we believe this provision benefits us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against our directors and officers. The enforceability of similar choice of forum provisions in other companies’ certificates of incorporation or similar governing documents have been challenged in legal proceedings, and it is possible that, in connection with any action, a court could find the choice of forum provisions contained in our partnership agreement to be inapplicable or unenforceable in such action.

UNITS ELIGIBLE FOR FUTURE SALE

After the sale of the common units offered by this prospectus and assuming that the underwriters do not exercise their option to purchase additional common units, our general partner and its affiliates will hold an aggregate of                      common units and                      subordinated units (or                      common units and                      subordinated units if the underwriters exercise their option to purchase additional units in full). All of the subordinated units will convert into common units at the end of the subordination period. All of the common units and subordinated units held by our general partner and its affiliates are subject to lock-up restrictions described below. The sale of these units could have an adverse impact on the price of the common units or on any trading market that may develop.

Rule 144

The common units sold in this offering will generally be freely transferable without restriction or further registration under the Securities Act other than any units purchased in this offering through the directed unit program, which will be subject to the lock-up restrictions described below. None of the directors or officers of our general partner own any common units prior to this offering; however they may purchase common units through the directed unit program or otherwise. Assuming all of the units reserved for issuance under the directed unit program are sold to directors, director nominees and officers of our general partner, or participants in the program who purchase $100,000 or more of common units under the program,                      common units will be held by persons who have contractually agreed not to sell such units for a specified period from the date of this prospectus. Please read “Underwriting” for a description of these lock-up provisions. Additionally, any common units owned by an “affiliate” of ours may not be resold publicly except in compliance with the registration requirements of the Securities Act or under an exemption under Rule 144 or otherwise. Rule 144 permits securities acquired by an affiliate of the issuer to be sold into the market in an amount that does not exceed, during any three-month period, the greater of:

•	1.0% of the total number of the common units outstanding, which will equal approximately units immediately after this offering; or

•	the average weekly reported trading volume of the common units for the four calendar weeks prior to the sale.

Sales under Rule 144 are also subject to specific manner of sale provisions, holding period requirements, notice requirements and the availability of current public information about us. A person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned his common units for at least six months (provided we are in compliance with the current public information requirement) or one year (regardless of whether we are in compliance with the current public information requirement), would be entitled to sell those common units under Rule 144 without regard to the volume limitations, manner of sale provisions and notice requirements of Rule  144.

Our Partnership Agreement and Registration Rights

Our partnership agreement provides that we may issue an unlimited number of limited partner interests of any type without a vote of the unitholders. Any issuance of additional common units or other limited partner interests would result in a corresponding decrease in the proportionate ownership interest in us represented by, and could adversely affect the cash distributions to and market price of, common units then outstanding. Please read “The Partnership Agreement—Issuance of Additional Securities.”

Under our partnership agreement, our general partner and its affiliates, other than individuals, have the right to cause us to register under the Securities Act and applicable state securities laws the offer and sale of any units that they hold. Subject to the terms and conditions of our partnership agreement, these registration rights allow our general partner and its affiliates or their assignees holding any common units or other limited partner interests to require registration of any of these common units or other limited partner interests and to include any of these common units in a registration by us of other common units, including common units offered by us or by any unitholder. Our general partner and its affiliates will continue to have these registration rights for two years after it ceases to be our general partner. In connection with any registration of this kind, we will indemnify each unitholder participating in the registration and its officers, directors, and controlling persons from and against any liabilities under the Securities Act or any applicable state securities laws arising from the registration statement or prospectus. We will bear all costs and expenses incidental to any registration, excluding any underwriting discounts. Our general partner and its affiliates also may sell their common units or other limited partner interests in private transactions at any time, subject to compliance with applicable laws.

Lock-Up Agreements

Certain of our affiliates, including our general partner and each of our general partner’s directors, director nominees and officers, have agreed that for a period of 180 days from the date of this prospectus they will not, without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated, dispose of or hedge any common units or any securities convertible into or exchangeable for our common units. Participants in our directed unit program who purchase $100,000 or more of common units under the program will be subject to similar restrictions for a period of 25 days from the date of this prospectus. Please read “Underwriting” for a description of these lock-up provisions.

Registration Statement on Form S-8

We intend to file a registration statement on Form S-8 under the Securities Act following this offering to register all common units issued or reserved for issuance under the LTIP. We expect to file this registration statement as soon as practicable after this offering. Common units covered by the registration statement on Form S-8 will be eligible for sale in the public market, subject to applicable vesting requirements and the terms of applicable lock-up agreements described above.

MATERIAL FEDERAL INCOME TAX CONSEQUENCES

This section is a summary of the material tax considerations that may be relevant to prospective unitholders who are individual citizens or residents of the U.S. and, unless otherwise noted in the following discussion, is the opinion of Latham & Watkins LLP, counsel to our general partner and us, insofar as it relates to legal conclusions with respect to matters of U.S. federal income tax law. This section is based upon current provisions of the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”), existing and proposed Treasury regulations promulgated under the Internal Revenue Code (the “Treasury Regulations”) and current administrative rulings and court decisions, all of which are subject to change. Later changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to “us” or “we” are references to World Point Terminals, LP and our operating subsidiaries.

The following discussion does not comment on all federal income tax matters affecting us or our unitholders. Moreover, the discussion focuses on unitholders who are individual citizens or residents of the U.S. and has only limited application to corporations, estates, entities treated as partnerships for U.S. federal income tax purposes, trusts, nonresident aliens, U.S. expatriates and former citizens or long-term residents of the United States or other unitholders subject to specialized tax treatment, such as banks, insurance companies and other financial institutions, tax-exempt institutions, foreign persons (including, without limitation, controlled foreign corporations, passive foreign investment companies and non-U.S. persons eligible for the benefits of an applicable income tax treaty with the United States), IRAs, real estate investment trusts (REITs) or mutual funds, dealers in securities or currencies, traders in securities, U.S. persons whose “functional currency” is not the U.S. dollar, persons holding their units as part of a “straddle,” “hedge,” “conversion transaction” or other risk reduction transaction, and persons deemed to sell their units under the constructive sale provisions of the Code. In addition, the discussion only comments to a limited extent on state, local and foreign tax consequences. Accordingly, we encourage each prospective unitholder to consult his own tax advisor in analyzing the state, local and foreign tax consequences particular to him of the ownership or disposition of common units and potential changes in applicable tax laws.

No ruling has been requested from the IRS regarding our characterization as a partnership for tax purposes. Instead, we will rely on opinions of Latham & Watkins LLP. Unlike a ruling, an opinion of counsel represents only that counsel’s best legal judgment and does not bind the IRS or the courts. Accordingly, the opinions and statements made herein may not be sustained by a court if contested by the IRS. Any contest of this sort with the IRS may materially and adversely impact the market for the common units and the prices at which common units trade. In addition, the costs of any contest with the IRS, principally legal, accounting and related fees, will result in a reduction in cash available for distribution to our unitholders and our general partner and thus will be borne indirectly by our unitholders and our general partner. Furthermore, the tax treatment of us, or of an investment in us, may be significantly modified by future legislative or administrative changes or court decisions. Any modifications may or may not be retroactively applied.

All statements as to matters of federal income tax law and legal conclusions with respect thereto, but not as to factual matters, contained in this section, unless otherwise noted, are the opinion of Latham & Watkins LLP and are based on the accuracy of the representations made by us.

For the reasons described below, Latham & Watkins LLP has not rendered an opinion with respect to the following specific federal income tax issues: (i) the treatment of a unitholder whose common units are loaned to a short seller to cover a short sale of common units (please read “—Tax Consequences of Unit Ownership—Treatment of Short Sales”); (ii) whether our monthly convention for allocating taxable income and losses is permitted by existing Treasury Regulations (please read “—Disposition of Common Units—Allocations Between Transferors and Transferees”) and (iii) whether our method for taking into account Section 743 adjustments is sustainable in certain cases (please read “—Tax Consequences of Unit Ownership—Section 754 Election” and “—Uniformity of Units”).

Partnership Status

A partnership is not a taxable entity and incurs no federal income tax liability. Instead, each partner of a partnership is required to take into account his share of items of income, gain, loss and deduction of the partnership in computing his federal income tax liability, regardless of whether cash distributions are made to him by the partnership. Distributions by a partnership to a partner are generally not taxable to the partnership or the partner unless the amount of cash distributed to him is in excess of the partner’s adjusted basis in his partnership interest. Section 7704 of the Internal Revenue Code provides that publicly traded partnerships will, as a general rule, be taxed as corporations. However, an exception, referred to as the “Qualifying Income Exception,” exists with respect to publicly traded partnerships of which 90.0% or more of the gross income for every taxable year consists of “qualifying income.” Qualifying income includes income and gains derived from the transportation, processing, storage and marketing of crude oil, natural gas and products thereof. Other types of qualifying income include interest (other than from a financial business), dividends, gains from the sale of real property and gains from the sale or other disposition of capital assets held for the production of income that otherwise constitutes qualifying income. We estimate that less than     % of our current gross income is not qualifying income; however, this estimate could change from time to time. Based upon and subject to this estimate, the factual representations made by us and our general partner and a review of the applicable legal authorities, Latham & Watkins LLP is of the opinion that at least 90.0% of our current gross income constitutes qualifying income. The portion of our income that is qualifying income may change from time to time.

The IRS has made no determination as to our status or the status of our operating subsidiaries for federal income tax purposes or whether our operations generate “qualifying income” under Section 7704 of the Internal Revenue Code. Instead, we will rely on the opinion of Latham & Watkins LLP on such matters. It is the opinion of Latham & Watkins LLP that, based upon the Internal Revenue Code, its regulations, published revenue rulings and court decisions and the representations described below that:

•	We will be classified as a partnership for federal income tax purposes; and

•	Each of our operating subsidiaries will be treated as a partnership or will be disregarded as an entity separate from us for federal income tax purposes.

In rendering its opinion, Latham & Watkins LLP has relied on factual representations made by us and our general partner. The representations made by us and our general partner upon which Latham & Watkins LLP has relied include:

•	Neither we nor any of the operating subsidiaries has elected or will elect to be treated as a corporation; and

•

For each taxable year, more than 90.0% of our gross income has been and will be income of the type that Latham & Watkins LLP has opined or will opine is “qualifying income” within the meaning of Section 7704(d) of the Internal Revenue Code.

We believe that these representations have been true in the past and expect that these representations will continue to be true in the future.

If we fail to meet the Qualifying Income Exception, other than a failure that is determined by the IRS to be inadvertent and that is cured within a reasonable time after discovery (in which case the IRS may also require us to make adjustments with respect to our unitholders or pay other amounts), we will be treated as if we had transferred all of our assets, subject to liabilities, to a newly formed corporation, on the first day of the year in which we fail to meet the Qualifying Income Exception, in return for stock in that corporation, and then distributed that stock to the unitholders in liquidation of their interests in us. This deemed contribution and liquidation should be tax-free to unitholders and us so long as we, at that time, do not have liabilities in excess of the tax basis of our assets. Thereafter, we would be treated as a corporation for federal income tax purposes.

If we were treated as an association taxable as a corporation in any taxable year, either as a result of a failure to meet the Qualifying Income Exception or otherwise, our items of income, gain, loss and deduction would be reflected only on our tax return rather than being passed through to our unitholders, and our net income would be taxed to us at corporate rates. In addition, any distribution made to a unitholder would be treated as taxable dividend income, to the extent of our current and accumulated earnings and profits, or, in the absence of earnings and profits, a nontaxable return of capital, to the extent of the unitholder’s tax basis in his common units, or taxable capital gain, after the unitholder’s tax basis in his common units is reduced to zero. Accordingly, taxation as a corporation would result in a material reduction in a unitholder’s cash flow and after-tax return and thus would likely result in a substantial reduction of the value of the units.

The discussion below is based on Latham & Watkins LLP’s opinion that we will be classified as a partnership for federal income tax purposes.

Limited Partner Status

Unitholders of World Point Terminals, LP will be treated as partners of World Point Terminals, LP for federal income tax purposes. Also, unitholders whose common units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of their common units will be treated as partners of World Point Terminals, LP for federal income tax purposes.

A beneficial owner of common units whose units have been transferred to a short seller to complete a short sale would appear to lose his status as a partner with respect to those units for federal income tax purposes. Please read “—Tax Consequences of Unit Ownership—Treatment of Short Sales.”

Income, gains, losses or deductions would not appear to be reportable by a unitholder who is not a partner for federal income tax purposes, and any cash distributions received by a unitholder who is not a partner for federal income tax purposes would therefore appear to be fully taxable as ordinary income. These holders are urged to consult their tax advisors with respect to the tax consequences to them of holding common units in World Point Terminals, LP. The references to “unitholders” in the discussion that follows are to persons who are treated as partners in World Point Terminals, LP for federal income tax purposes.

Tax Consequences of Unit Ownership

Flow-Through of Taxable Income

Subject to the discussion below under “—Tax Consequences of Unit Ownership—Entity-Level Collections” we will not pay any federal income tax. Instead, each unitholder will be required to report on his income tax return his share of our income, gains, losses and deductions without regard to whether we make cash distributions to him. Consequently, we may allocate income to a unitholder even if he has not received a cash distribution. The income we allocate to unitholders will generally be taxable as ordinary income. Each unitholder will be required to include in income his allocable share of our income, gains, losses and deductions for our taxable year ending with or within his taxable year. Our taxable year ends on December 31.

Treatment of Distributions

Distributions by us to a unitholder generally will not be taxable to the unitholder for federal income tax purposes, except to the extent the amount of any such cash distribution exceeds his tax basis in his common units immediately before the distribution. Our cash distributions in excess of a unitholder’s tax basis generally will be considered to be gain from the sale or exchange of the common units, taxable in accordance with the rules described under “—Disposition of Common Units.” Any reduction in a unitholder’s share of our liabilities for which no partner, including the general partner, bears the economic risk of loss, known as “nonrecourse liabilities,” will be treated as a distribution by us of cash to that unitholder. To the extent our distributions cause a unitholder’s “at-risk” amount to be less than zero at the end of any taxable year, he must recapture any losses deducted in previous years. Please read “—Tax Consequences of Unit Ownership—Limitations on Deductibility of Losses.”

A decrease in a unitholder’s percentage interest in us because of our issuance of additional common units will decrease his share of our nonrecourse liabilities, and thus will result in a corresponding deemed distribution of cash. This deemed distribution may constitute a non-pro rata distribution. A non-pro rata distribution of money or property may result in ordinary income to a unitholder, regardless of his tax basis in his common units, if the distribution reduces the unitholder’s share of our “unrealized receivables,” including depreciation recapture and/or substantially appreciated “inventory items,” each as defined in the Internal Revenue Code, and collectively, “Section 751 Assets.” To that extent, the unitholder will be treated as having been distributed his proportionate share of the Section 751 Assets and then having exchanged those assets with us in return for the non-pro rata portion of the actual distribution made to him. This latter deemed exchange will generally result in the unitholder’s realization of ordinary income, which will equal the excess of (i) the non-pro rata portion of that distribution over (ii) the unitholder’s tax basis (often zero) for the share of Section 751 Assets deemed relinquished in the exchange.

Ratio of Taxable Income to Distributions

We estimate that a purchaser of common units in this offering who owns those common units from the date of closing of this offering through the record date for distributions for the period ending             , 2016, will be allocated, on a cumulative basis, an amount of federal taxable income for that period that will be         % or less of the cash distributed with respect to that period. Thereafter, we anticipate that the ratio of allocable taxable income to cash distributions to the unitholders will increase. These estimates are based upon the assumption that gross income from operations will approximate the amount required to make the minimum quarterly distribution on all units and other assumptions with respect to capital expenditures, cash flow, net working capital and anticipated cash distributions. These estimates and assumptions are subject to, among other things, numerous business, economic, regulatory, legislative, competitive and political uncertainties beyond our control. Further, the estimates are based on current tax law and tax reporting positions that we will adopt and with which the IRS could disagree. Accordingly, we cannot assure you that these estimates will prove to be correct.

The actual ratio of allocable taxable income to cash distributions could be higher or lower than expected, and any differences could be material and could materially affect the value of the common units. For example, the ratio of allocable taxable income to cash distributions to a purchaser of common units in this offering will be higher, and perhaps substantially higher, than our estimate with respect to the period described above if:

•	gross income from operations exceeds the amount required to make minimum quarterly distributions on all units, yet we only distribute the minimum quarterly distributions on all units; or

•

we make a future offering of common units and use the proceeds of the offering in a manner that does not produce substantial additional deductions during the period described above, such as to repay indebtedness outstanding at the time of this offering or to acquire property that is not eligible for depreciation or amortization for federal income tax purposes or that is depreciable or amortizable at a rate significantly slower than the rate applicable to our assets at the time of this offering.

Basis of Common Units

A unitholder’s initial tax basis for his common units will be the amount he paid for the common units plus his share of our nonrecourse liabilities. That basis will be increased by his share of our income and by any increases in his share of our nonrecourse liabilities. That basis will be decreased, but not below zero, by distributions from us, by the unitholder’s share of our losses, by any decreases in his share of our nonrecourse liabilities and by his share of our expenditures that are not deductible in computing taxable income and are not required to be capitalized. A unitholder will have no share of our debt that is recourse to our general partner to the extent of the general partner’s “net value” as defined in regulations under Section 752 of the Internal Revenue Code, but will have a share, generally based on his share of profits, of our nonrecourse liabilities. Please read “—Disposition of Common Units—Recognition of Gain or Loss.”

Limitations on Deductibility of Losses

The deduction by a unitholder of his share of our losses will be limited to the tax basis in his units and, in the case of an individual unitholder, estate, trust, or corporate unitholder (if more than 50.0% of the value of the corporate unitholder’s stock is owned directly or indirectly by or for five or fewer individuals or some tax-exempt organizations) to the amount for which the unitholder is considered to be “at risk” with respect to our activities, if that is less than his tax basis. A common unitholder subject to these limitations must recapture losses deducted in previous years to the extent that distributions cause his at-risk amount to be less than zero at the end of any taxable year. Losses disallowed to a unitholder or recaptured as a result of these limitations will carry forward and will be allowable as a deduction to the extent that his at-risk amount is subsequently increased, provided such losses do not exceed such common unitholder’s tax basis in his common units. Upon the taxable disposition of a unit, any gain recognized by a unitholder can be offset by losses that were previously suspended by the at-risk limitation but may not be offset by losses suspended by the basis limitation. Any loss previously suspended by the at-risk limitation in excess of that gain would no longer be utilizable.

In general, a unitholder will be at risk to the extent of the tax basis of his units, excluding any portion of that basis attributable to his share of our nonrecourse liabilities, reduced by (i) any portion of that basis representing amounts otherwise protected against loss because of a guarantee, stop loss agreement or other similar arrangement and (ii) any amount of money he borrows to acquire or hold his units, if the lender of those borrowed funds owns an interest in us, is related to the unitholder or can look only to the units for repayment. A unitholder’s at-risk amount will increase or decrease as the tax basis of the unitholder’s units increases or decreases, other than tax basis increases or decreases attributable to increases or decreases in his share of our nonrecourse liabilities.

In addition to the basis and at-risk limitations on the deductibility of losses, the passive loss limitations generally provide that individuals, estates, trusts and some closely-held corporations and personal service corporations can deduct losses from passive activities, which are generally trade or business activities in which the taxpayer does not materially participate, only to the extent of the taxpayer’s income from those passive activities. The passive loss limitations are applied separately with respect to each publicly traded partnership. Consequently, any passive losses we generate will only be available to offset our passive income generated in the future and will not be available to offset income from other passive activities or investments, including our investments or a unitholder’s investments in other publicly traded partnerships, or the unitholder’s salary, active business or other income. Passive losses that are not deductible because they exceed a unitholder’s share of income we generate may be deducted in full when he disposes of his entire investment in us in a fully taxable transaction with an unrelated party. The passive loss limitations are applied after other applicable limitations on deductions, including the at-risk rules and the basis limitation.

A unitholder’s share of our net income may be offset by any of our suspended passive losses, but it may not be offset by any other current or carryover losses from other passive activities, including those attributable to other publicly traded partnerships.

Limitations on Interest Deductions

The deductibility of a non-corporate taxpayer’s “investment interest expense” is generally limited to the amount of that taxpayer’s “net investment income.” Investment interest expense includes:

•	interest on indebtedness properly allocable to property held for investment;

•	interest expense attributed to portfolio income; and

•	the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent attributable to portfolio income.

The computation of a unitholder’s investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or carry a unit. Net investment income includes gross income from property held for investment and amounts treated as portfolio income under the passive loss rules, less deductible expenses, other than interest, directly connected with the production of investment income, but generally does not include gains attributable to the disposition of property held for investment or (if applicable) qualified dividend income. The IRS has indicated that the net passive income earned by a publicly traded partnership will be treated as investment income to its unitholders. In addition, the unitholder’s share of our portfolio income will be treated as investment income.

Entity-Level Collections

If we are required or elect under applicable law to pay any federal, state, local or foreign income tax on behalf of any unitholder or our general partner or any former unitholder, we are authorized to pay those taxes from our funds. That payment, if made, will be treated as a distribution of cash to the unitholder on whose behalf the payment was made. If the payment is made on behalf of a person whose identity cannot be determined, we are authorized to treat the payment as a distribution to all current unitholders. We are authorized to amend our partnership agreement in the manner necessary to maintain uniformity of intrinsic tax characteristics of units and to adjust later distributions, so that after giving effect to these distributions, the priority and characterization of distributions otherwise applicable under our partnership agreement is maintained as nearly as is practicable. Payments by us as described above could give rise to an overpayment of tax on behalf of an individual unitholder in which event the unitholder would be required to file a claim in order to obtain a credit or refund.

Allocation of Income, Gain, Loss and Deduction

In general, if we have a net profit, our items of income, gain, loss and deduction will be allocated among the unitholders in accordance with their percentage interests in us. At any time that distributions are made to the common units in excess of distributions to the subordinated units, or incentive distributions are made to Apex and the controlling shareholders, gross income will be allocated to the recipients to the extent of these distributions. If we have a net loss, that loss will be allocated first to the unitholders in accordance with their percentage interests in us to the extent of their positive capital accounts, as adjusted to take into account the unitholders’ share of nonrecourse debt, and, second, to our general partner.

Specified items of our income, gain, loss and deduction will be allocated to account for (i) any difference between the tax basis and fair market value of our assets at the time of this offering and (ii) any difference between the tax basis and fair market value of any property contributed to us by the general partner and its affiliates (or by a third party) that exists at the time of such contribution, together referred to in this discussion as the “Contributed Property.” The effect of these allocations, referred to as Section 704(c) Allocations, to a unitholder purchasing common units from us in this offering will be essentially the same as if the tax bases of our assets were equal to their fair market values at the time of this offering. In the event we issue additional common units or engage in certain other transactions in the future, “reverse Section 704(c) Allocations,” similar to the Section 704(c) Allocations described above, will be made to the general partner and all of our unitholders immediately prior to such issuance or other transactions to account for the difference between the “book” basis for purposes of maintaining capital accounts and the fair market value of all property held by us at the time of such issuance or future transaction. In addition, items of recapture income will be allocated to the extent possible to the unitholder who was allocated the deduction giving rise to the treatment of that gain as recapture income in order to minimize the recognition of ordinary income by some unitholders. Finally, although we do not expect that our operations will result in the creation of negative capital accounts, if negative capital accounts nevertheless result, items of our income and gain will be allocated in an amount and manner sufficient to eliminate the negative balance as quickly as possible.

An allocation of items of our income, gain, loss or deduction, other than an allocation required by the Internal Revenue Code to eliminate the difference between a partner’s “book” capital account, credited with the fair market value of Contributed Property, and “tax” capital account, credited with the tax basis of Contributed Property, referred to in this discussion as the “Book-Tax Disparity,” will generally be given effect for federal income tax purposes in determining a partner’s share of an item of income, gain, loss or deduction only if the allocation has “substantial economic effect.” In any other case, a partner’s share of an item will be determined on the basis of his interest in us, which will be determined by taking into account all the facts and circumstances, including:

•	his relative contributions to us;

•	the interests of all the partners in profits and losses;

•	the interest of all of the partners in cash flow; and

•	the rights of all of the partners to distributions of capital upon liquidation.

Latham & Watkins LLP is of the opinion that, with the exception of the issues described in “—Tax Consequences of Unit Ownership—Section 754 Election” and “—Disposition of Common Units—Allocations Between Transferors and Transferees,” allocations under our partnership agreement will be given effect for federal income tax purposes in determining a partner’s share of an item of income, gain, loss or deduction.

Treatment of Short Sales

A unitholder whose units are loaned to a “short seller” to cover a short sale of units may be considered as having disposed of those units. If so, he would no longer be treated for tax purposes as a partner with respect to those units during the period of the loan and may recognize gain or loss from the disposition. As a result, during this period:

•	any of our income, gain, loss or deduction with respect to those units would not be reportable by the unitholder;

•	any cash distributions received by the unitholder as to those units would be fully taxable; and

•	while not entirely free from doubt, all of these distributions would appear to be ordinary income.

Because there is no direct or indirect controlling authority on the issue relating to partnership interests, Latham & Watkins LLP has not rendered an opinion regarding the tax treatment of a unitholder whose common units are loaned to a short seller to cover a short sale of common units; therefore, unitholders desiring to assure their status as partners and avoid the risk of gain recognition from a loan to a short seller are urged to consult a tax advisor to discuss whether it is advisable to modify any applicable brokerage account agreements to prohibit their brokers from borrowing and loaning their units. The IRS has previously announced that it is studying issues relating to the tax treatment of short sales of partnership interests. Please also read “—Disposition of Common Units—Recognition of Gain or Loss.”

Alternative Minimum Tax

Each unitholder will be required to take into account his distributive share of any items of our income, gain, loss or deduction for purposes of the alternative minimum tax. The current minimum tax rate for noncorporate taxpayers is 26.0% on the first $179,500 of alternative minimum taxable income in excess of the exemption amount and 28.0% on any additional alternative minimum taxable income. Prospective unitholders are urged to consult with their tax advisors as to the impact of an investment in units on their liability for the alternative minimum tax.

Tax Rates

Beginning on January 1, 2013, the highest marginal U.S. federal income tax rate applicable to ordinary income of individuals is 39.6% and the highest marginal U.S. federal income tax rate applicable to long-term capital gains (generally, capital gains on certain assets held for more than twelve months) of individuals is 20.0%. Such rates are subject to change by new legislation at any time.

In addition, a 3.8% Medicare tax, or NIIT, on certain net investment income earned by individuals, estates and trusts applies for taxable years beginning after December 31, 2012. For these purposes, net investment income generally includes a unitholder’s allocable share of our income and gain realized by a unitholder from a sale of units. In the case of an individual, the tax will be imposed on the lesser of (1) the unitholder’s net investment income and (2) the amount by which the unitholder’s modified adjusted gross income exceeds $250,000 (if the unitholder is married and filing jointly or a surviving spouse), $125,000 (if the unitholder is married and filing separately) or $200,000 (in any other case). In the case of an estate or trust, the tax will be imposed on the lesser of (1) undistributed net investment income and (2) the excess adjusted gross income over the dollar amount at which the highest income tax bracket applicable to an estate or trust begins. Recently, the U.S. Department of the Treasury and the IRS issued proposed Treasury Regulations that provide guidance regarding the NIIT. Although the proposed Treasury Regulations are effective for taxable years beginning after December 31, 2013, taxpayers may rely on the proposed Treasury Regulations for purposes of compliance until the effective date of the final regulation. Prospective unitholders are urged to consult with their tax advisors as to the impact of the NIIT on an investment in our common units.

Section 754 Election

We will make the election permitted by Section 754 of the Internal Revenue Code. That election is irrevocable without the consent of the IRS unless there is a constructive termination of the partnership. Please read “—Disposition of Common Units—Constructive Termination.” The election will generally permit us to adjust a common unit purchaser’s tax basis in our assets (“inside basis”) under Section 743(b) of the Internal Revenue Code to reflect his purchase price. This election does not apply with respect to a person who purchases common units directly from us. The Section 743(b) adjustment belongs to the purchaser and not to other unitholders. For purposes of this discussion, the inside basis in our assets with respect to a unitholder will be considered to have two components: (i) his share of our tax basis in our assets (“common basis”) and (ii) his Section 743(b) adjustment to that basis.

We will adopt the remedial allocation method as to all our properties. Where the remedial allocation method is adopted, the Treasury Regulations under Section 743 of the Internal Revenue Code require a portion of the Section 743(b) adjustment that is attributable to recovery property that is subject to depreciation under Section 168 of the Internal Revenue Code and whose book basis is in excess of its tax basis to be depreciated over the remaining cost recovery period for the property’s unamortized Book-Tax Disparity. Under Treasury Regulation Section 1.167(c)-1(a)(6), a Section 743(b) adjustment attributable to property subject to depreciation under Section 167 of the Internal Revenue Code, rather than cost recovery deductions under Section 168, is generally required to be depreciated using either the straight-line method or the 150.0% declining balance method. Under our partnership agreement, our general partner is authorized to take a position to preserve the uniformity of units even if that position is not consistent with these and any other Treasury Regulations. Please read “—Uniformity of Units.”

We intend to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property, to the extent of any unamortized Book-Tax Disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the property’s unamortized Book-Tax Disparity, or treat that portion as non-amortizable to the extent attributable to property which is not amortizable. This method is consistent with the methods employed by other publicly traded partnerships but is arguably inconsistent with Treasury Regulation Section 1.167(c)-1(a)(6), which is not expected to directly apply to a material portion of our assets. To the extent this Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized Book-Tax Disparity, we will apply the rules described in the Treasury Regulations and legislative history. If we determine that this position cannot reasonably be taken, we may take a depreciation or amortization position under which all purchasers acquiring units in the same month would receive depreciation or amortization, whether attributable to common basis or a Section 743(b) adjustment, based upon the same applicable rate as if they had purchased a direct interest in our assets. This kind of aggregate approach may result in lower annual depreciation or amortization deductions than would otherwise be allowable to some unitholders. Please read “—Uniformity of Units.” A unitholder’s tax basis for his common units is reduced by his share of our deductions (whether or not such deductions were claimed on an individual’s income tax return) so that any position we take that understates deductions will overstate the common unitholder’s basis in his common units, which may cause the unitholder to understate gain or overstate loss on any sale of such units. Please read “—Disposition of Common Units—Recognition of Gain or Loss.” Latham & Watkins LLP is unable to opine as to whether our method for taking into account Section 743 adjustments is sustainable for property subject to depreciation under Section 167 of the Internal Revenue Code or if we use an aggregate approach as described above, as there is no direct or indirect controlling authority addressing the validity of these positions. Moreover, the IRS may challenge our position with respect to depreciating or amortizing the Section 743(b) adjustment we take to preserve the uniformity of the units. If such a challenge were sustained, the gain from the sale of units might be increased without the benefit of additional deductions.

A Section 754 election is advantageous if the transferee’s tax basis in his units is higher than the units’ share of the aggregate tax basis of our assets immediately prior to the transfer. In that case, as a result of the election, the transferee would have, among other items, a greater amount of depreciation deductions and his share of any gain or loss on a sale of our assets would be less. Conversely, a Section 754 election is disadvantageous if the transferee’s tax basis in his units is lower than those units’ share of the aggregate tax basis of our assets immediately prior to the transfer. Thus, the fair market value of the units may be affected either favorably or unfavorably by the election. A basis adjustment is required regardless of whether a Section 754 election is made in the case of a transfer of an interest in us if we have a substantial built-in loss immediately after the transfer, or if we distribute property and have a substantial basis reduction. Generally, a built-in loss or a basis reduction is substantial if it exceeds $250,000.

The calculations involved in the Section 754 election are complex and will be made on the basis of assumptions as to the value of our assets and other matters. For example, the allocation of the Section 743(b) adjustment among our assets must be made in accordance with the Internal Revenue Code. The IRS could seek to reallocate some or all of any Section 743(b) adjustment allocated by us to our tangible assets to goodwill instead. Goodwill, as an intangible asset, is generally nonamortizable or amortizable over a longer period of time or under a less accelerated method than our tangible assets. We cannot assure you that the determinations we make will not be successfully challenged by the IRS and that the deductions resulting from them will not be reduced or disallowed altogether. Should the IRS require a different basis adjustment to be made, and should, in our opinion, the expense of compliance exceed the benefit of the election, we may seek permission from the IRS to revoke our Section 754 election. If permission is granted, a subsequent purchaser of units may be allocated more income than he would have been allocated had the election not been revoked.

Tax Treatment of Operations

Accounting Method and Taxable Year

We use the year ending December 31 as our taxable year and the accrual method of accounting for federal income tax purposes. Each unitholder will be required to include in income his share of our income, gain, loss and deduction for our taxable year ending within or with his taxable year. In addition, a unitholder who has a taxable year ending on a date other than December 31 and who disposes of all of his units following the close of our taxable year but before the close of his taxable year must include his share of our income, gain, loss and deduction in income for his taxable year, with the result that he will be required to include in income for his taxable year his share of more than twelve months of our income, gain, loss and deduction. Please read “—Disposition of Common Units—Allocations Between Transferors and Transferees.”

Initial Tax Basis, Depreciation and Amortization

The tax basis of our assets will be used for purposes of computing depreciation and cost recovery deductions and, ultimately, gain or loss on the disposition of these assets. The federal income tax burden associated with the difference between the fair market value of our assets and their tax basis immediately prior to (i) this offering will be borne by our general partner and its affiliates, and (ii) any other offering will be borne by our general partner and all of our unitholders as of that time. Please read “—Tax Consequences of Unit Ownership—Allocation of Income, Gain, Loss and Deduction.”

To the extent allowable, we may elect to use the depreciation and cost recovery methods, including bonus depreciation to the extent available, that will result in the largest deductions being taken in the early years after assets subject to these allowances are placed in service. Please read “—Uniformity of Units.” Property we subsequently acquire or construct may be depreciated using accelerated methods permitted by the Internal Revenue Code.

If we dispose of depreciable property by sale, foreclosure or otherwise, all or a portion of any gain, determined by reference to the amount of depreciation previously deducted and the nature of the property, may be subject to the recapture rules and taxed as ordinary income rather than capital gain. Similarly, a unitholder who has taken cost recovery or depreciation deductions with respect to property we own will likely be required to recapture some or all of those deductions as ordinary income upon a sale of his interest in us. Please read “—Tax Consequences of Unit Ownership—Allocation of Income, Gain, Loss and Deduction” and “—Disposition of Common Units—Recognition of Gain or Loss.”

The costs we incur in selling our units (called “syndication expenses”) must be capitalized and cannot be deducted currently, ratably or upon our termination. There are uncertainties regarding the classification of costs as organization expenses, which may be amortized by us, and as syndication expenses, which may not be amortized by us. The underwriting discounts and commissions we incur will be treated as syndication expenses.

Valuation and Tax Basis of Our Properties

The federal income tax consequences of the ownership and disposition of units will depend in part on our estimates of the relative fair market values, and the initial tax bases, of our assets. Although we may from time to time consult with professional appraisers regarding valuation matters, we will make many of the relative fair market value estimates ourselves. These estimates and determinations of basis are subject to challenge and will not be binding on the IRS or the courts. If the estimates of fair market value or basis are later found to be incorrect, the character and amount of items of income, gain, loss or deductions previously reported by unitholders might change, and unitholders might be required to adjust their tax liability for prior years and incur interest and penalties with respect to those adjustments.

Disposition of Common Units

Recognition of Gain or Loss

Gain or loss will be recognized on a sale of units equal to the difference between the amount realized and the unitholder’s tax basis for the units sold. A unitholder’s amount realized will be measured by the sum of the cash or the fair market value of other property received by him plus his share of our nonrecourse liabilities. Because the amount realized includes a unitholder’s share of our nonrecourse liabilities, the gain recognized on the sale of units could result in a tax liability in excess of any cash received from the sale.

Prior distributions from us that in the aggregate were in excess of cumulative net taxable income for a common unit and, therefore, decreased a unitholder’s tax basis in that common unit will, in effect, become taxable income if the common unit is sold at a price greater than the unitholder’s tax basis in that common unit, even if the price received is less than his original cost.

Except as noted below, gain or loss recognized by a unitholder, other than a “dealer” in units, on the sale or exchange of a unit will generally be taxable as capital gain or loss. Capital gain recognized by an individual on the sale of units held for more than twelve months will generally be taxed at the U.S. federal income tax rate applicable to long-term capital gains. However, a portion of this gain or loss, which will likely be substantial, will be separately computed and taxed as ordinary income or loss under Section 751 of the Internal Revenue Code to the extent attributable to assets giving rise to depreciation recapture or other “unrealized receivables” or to “inventory items” we own. The term “unrealized receivables” includes potential recapture items, including depreciation recapture. Ordinary income attributable to unrealized receivables, inventory items and depreciation recapture may exceed net taxable gain realized upon the sale of a unit and may be recognized even if there is a net taxable loss realized on the sale of a unit. Thus, a unitholder may recognize both ordinary income and a capital loss upon a sale of units. Capital losses may offset capital gains and no more than $3,000 of ordinary income, in the case of individuals, and may only be used to offset capital gains in the case of corporations. Both ordinary income and capital gain recognized on a sale of units may be subject to the NIIT in certain circumstances. Please read “—Tax Consequences of Unit Ownership—Tax Rates.”

The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis for all those interests. Upon a sale or other disposition of less than all of those interests, a portion of that tax basis must be allocated to the interests sold using an “equitable apportionment” method, which generally means that the tax basis allocated to the interest sold equals an amount that bears the same relation to the partner’s tax basis in his entire interest in the partnership as the value of the interest sold bears to the value of the partner’s entire interest in the partnership. Treasury Regulations under Section 1223 of the Internal Revenue Code allow a selling unitholder who can identify common units transferred with an ascertainable holding period to elect to use the actual holding period of the common units transferred. Thus, according to the ruling discussed above, a common unitholder will be unable to select high or low basis common units to sell as would be the case with corporate stock, but, according to the Treasury Regulations, he may designate specific common units sold for purposes of determining the holding period of units transferred. A unitholder electing to use the actual holding period of common units transferred must consistently use that identification method for all subsequent sales or exchanges of common units. A unitholder considering the purchase of additional units or a sale of common units purchased in separate transactions is urged to consult his tax advisor as to the possible consequences of this ruling and application of the Treasury Regulations.

Specific provisions of the Internal Revenue Code affect the taxation of some financial products and securities, including partnership interests, by treating a taxpayer as having sold an “appreciated” partnership interest, one in which gain would be recognized if it were sold, assigned or terminated at its fair market value, if the taxpayer or related persons enter(s) into:

•	a short sale;

•	an offsetting notional principal contract; or

•	a futures or forward contract;

in each case, with respect to the partnership interest or substantially identical property.

Moreover, if a taxpayer has previously entered into a short sale, an offsetting notional principal contract or a futures or forward contract with respect to the partnership interest, the taxpayer will be treated as having sold that position if the taxpayer or a related person then acquires the partnership interest or substantially identical property. The Secretary of the Treasury is also authorized to issue regulations that treat a taxpayer that enters into transactions or positions that have substantially the same effect as the preceding transactions as having constructively sold the financial position.

Allocations Between Transferors and Transferees

In general, our taxable income and losses will be determined annually, will be prorated on a monthly basis and will be subsequently apportioned among the unitholders in proportion to the number of units owned by each of them as of the opening of the applicable exchange on the first business day of the month, which we refer to in this prospectus as the “Allocation Date.” However, gain or loss realized on a sale or other disposition of our assets other than in the ordinary course of business will be allocated among the unitholders on the Allocation Date in the month in which that gain or loss is recognized. As a result, a unitholder transferring units may be allocated income, gain, loss and deduction realized after the date of transfer.

Although simplifying conventions are contemplated by the Internal Revenue Code and most publicly traded partnerships use similar simplifying conventions, the use of this method may not be permitted under existing Treasury Regulations as there is no direct or indirect controlling authority on this issue. Recently, the U.S. Department of the Treasury and the IRS issued proposed Treasury Regulations that provide a safe harbor pursuant to which a publicly traded partnership may use a similar monthly simplifying convention to allocate tax items among transferor and transferee unitholders, although such tax items must be prorated on a daily basis. Existing publicly traded partnerships are entitled to rely on these proposed Treasury Regulations; however, they are not binding on the IRS and are subject to change until final Treasury Regulations are issued. Accordingly, Latham & Watkins LLP is unable to opine on the validity of this method of allocating income and deductions between transferor and transferee unitholders because the issue has not been finally resolved by the IRS or the courts. If this method is not allowed under the Treasury Regulations, or only applies to transfers of less than all of the unitholder’s interest, our taxable income or losses might be reallocated among the unitholders. We are authorized to revise our method of allocation between transferor and transferee unitholders, as well as unitholders whose interests vary during a taxable year, to conform to a method permitted under future Treasury Regulations. A unitholder who owns units at any time during a quarter and who disposes of them prior to the record date set for a cash distribution for that quarter will be allocated items of our income, gain, loss and deductions attributable to that quarter but will not be entitled to receive that cash distribution.

Notification Requirements

A unitholder who sells any of his units is generally required to notify us in writing of that sale within 30 days after the sale (or, if earlier, January 15 of the year following the sale). A purchaser of units who purchases units from another unitholder is also generally required to notify us in writing of that purchase within 30 days after the purchase. Upon receiving such notifications, we are required to notify the IRS of that transaction and to furnish specified information to the transferor and transferee. Failure to notify us of a purchase may, in some cases, lead to the imposition of penalties. However, these reporting requirements do not apply to a sale by an individual who is a citizen of the U.S. and who effects the sale or exchange through a broker who will satisfy such requirements.

Constructive Termination

We will be considered to have technically terminated our partnership for federal income tax purposes if there is a sale or exchange of 50.0% or more of the total interests in our capital and profits within a 12-month period. For purposes of determining whether the 50.0% threshold has been met, multiple sales of the same interest will be counted only once. Our technical termination would, among other things, result in the closing of our taxable year for all unitholders, which would result in us filing two tax returns (and our unitholders could receive two schedules K-1 if relief was not available, as described below) for one fiscal year and could result in a deferral of depreciation deductions allowable in computing our taxable income. In the case of a unitholder reporting on a taxable year other than a fiscal year ending December 31, the closing of our taxable year may also result in more than twelve months of our taxable income or loss being includable in his taxable income for the year of termination. Our termination currently would not affect our classification as a partnership for federal income tax purposes, but instead we would be treated as a new partnership for federal income tax purposes. If treated as a new partnership, we must make new tax elections, including a new election under Section 754 of the Internal Revenue Code, and could be subject to penalties if we are unable to determine that a termination occurred. The IRS has recently announced a publicly traded partnership technical termination relief program whereby, if a publicly traded partnership that technically terminated requests publicly traded partnership technical termination relief and such relief is granted by the IRS, among other things, the partnership will only have to provide one Schedule K-1 to unitholders for the year notwithstanding two partnership tax years.

Uniformity of Units

Because we cannot match transferors and transferees of units, we must maintain uniformity of the economic and tax characteristics of the units to a purchaser of these units. In the absence of uniformity, we may be unable to completely comply with a number of federal income tax requirements, both statutory and regulatory. A lack of uniformity can result from a literal application of Treasury Regulation Section 1.167(c)-1(a)(6). Any non-uniformity could have a negative impact on the value of the units. Please read “—Tax Consequences of Unit Ownership—Section 754 Election.” We intend to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property, to the extent of any unamortized Book-Tax Disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the property’s unamortized Book-Tax Disparity, or treat that portion as nonamortizable, to the extent attributable to property the common basis of which is not amortizable, consistent with the regulations under Section 743 of the Internal Revenue Code, even though that position may be inconsistent with Treasury Regulation Section 1.167(c)-1(a)(6), which is not expected to directly apply to a material portion of our assets.

Please read “—Tax Consequences of Unit Ownership—Section 754 Election.” To the extent that the Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized Book-Tax Disparity, we will apply the rules described in the Treasury Regulations and legislative history. If we determine that this position cannot reasonably be taken, we may adopt a depreciation and amortization position under which all purchasers acquiring units in the same month would receive depreciation and amortization deductions, whether attributable to common basis or a Section 743(b) adjustment, based upon the same applicable rate as if they had purchased a direct interest in our assets. If this position is adopted, it may result in lower annual depreciation and amortization deductions than would otherwise be allowable to some unitholders and risk the loss of depreciation and amortization deductions not taken in the year that these deductions are otherwise allowable. This position will not be adopted if we determine that the loss of depreciation and amortization deductions will have a material adverse effect on the unitholders. If we choose not to utilize this aggregate method, we may use any other reasonable depreciation and amortization method to preserve the uniformity of the intrinsic tax characteristics of any units that would not have a material adverse effect on the unitholders. In either case, and as stated above under “—Tax Consequences of Unit Ownership—Section 754 Election,” Latham & Watkins LLP has not rendered an opinion with respect to these methods. Moreover, the IRS may challenge any method of depreciating the Section 743(b) adjustment described in this paragraph. If this challenge were sustained, the uniformity of units might be affected, and the gain from the sale of units might be increased without the benefit of additional deductions. Please read “—Disposition of Common Units—Recognition of Gain or Loss.”

Tax-Exempt Organizations and Other Investors

Ownership of units by employee benefit plans, other tax-exempt organizations, non-resident aliens, foreign corporations and other foreign persons raises issues unique to those investors and, as described below to a limited extent, may have substantially adverse tax consequences to them. If you are a tax-exempt entity or a non-

U.S. person, you should consult your tax advisor before investing in our common units. Employee benefit plans and most other organizations exempt from federal income tax, including individual retirement accounts and other retirement plans, are subject to federal income tax on unrelated business taxable income. Virtually all of our income allocated to a unitholder that is a tax-exempt organization will be unrelated business taxable income and will be taxable to it.

Non-resident aliens and foreign corporations, trusts or estates that own units will be considered to be engaged in business in the U.S. because of the ownership of units. As a consequence, they will be required to file federal tax returns to report their share of our income, gain, loss or deduction and pay federal income tax at regular rates on their share of our net income or gain. Moreover, under rules applicable to publicly traded partnerships, our quarterly distribution to foreign unitholders will be subject to withholding at the highest applicable effective tax rate. Each foreign unitholder must obtain a taxpayer identification number from the IRS and submit that number to our transfer agent on a Form W-8BEN or applicable substitute form in order to obtain credit for these withholding taxes. A change in applicable law may require us to change these procedures.

In addition, because a foreign corporation that owns units will be treated as engaged in a U.S. trade or business, that corporation may be subject to the U.S. branch profits tax at a rate of 30.0%, in addition to regular federal income tax, on its share of our earnings and profits, as adjusted for changes in the foreign corporation’s “U.S. net equity,” that is effectively connected with the conduct of a U.S. trade or business. That tax may be reduced or eliminated by an income tax treaty between the U.S. and the country in which the foreign corporate unitholder is a “qualified resident.” In addition, this type of unitholder is subject to special information reporting requirements under Section 6038C of the Internal Revenue Code.

A foreign unitholder who sells or otherwise disposes of a common unit will be subject to U.S. federal income tax on gain realized from the sale or disposition of that unit to the extent the gain is effectively connected with a U.S. trade or business of the foreign unitholder. Under a ruling published by the IRS, interpreting the scope of “effectively connected income,” a foreign unitholder would be considered to be engaged in a trade or business in the U.S. by virtue of the U.S. activities of the partnership, and part or all of that unitholder’s gain would be effectively connected with that unitholder’s indirect U.S. trade or business. Moreover, under the Foreign Investment in Real Property Tax Act, a foreign common unitholder generally will be subject to U.S. federal income tax upon the sale or disposition of a common unit if (i) he owned (directly or constructively applying certain attribution rules) more than 5.0% of our common units at any time during the five-year period ending on the date of such disposition and (ii) 50.0% or more of the fair market value of all of our assets consisted of U.S. real property interests at any time during the shorter of the period during which such unitholder held the common units or the five-year period ending on the date of disposition. Currently, more than 50.0% of our assets consist of U.S. real property interests and we do not expect that to change in the foreseeable future. Therefore, foreign unitholders may be subject to federal income tax on gain from the sale or disposition of their units.

Administrative Matters

Information Returns and Audit Procedures

We intend to furnish to each unitholder, within 90 days after the close of each calendar year, specific tax information, including a Schedule K-1, which describes his share of our income, gain, loss and deduction for our preceding taxable year. In preparing this information, which will not be reviewed by counsel, we will take various accounting and reporting positions, some of which have been mentioned earlier, to determine each unitholder’s share of income, gain, loss and deduction. We cannot assure you that those positions will yield a result that conforms to the requirements of the Internal Revenue Code, Treasury Regulations or administrative interpretations of the IRS. Neither we nor Latham & Watkins LLP can assure prospective unitholders that the IRS will not successfully contend in court that those positions are impermissible. Any challenge by the IRS could negatively affect the value of the units.

The IRS may audit our federal income tax information returns. Adjustments resulting from an IRS audit may require each unitholder to adjust a prior year’s tax liability, and possibly may result in an audit of his return. Any audit of a unitholder’s return could result in adjustments not related to our returns as well as those related to our returns.

Partnerships generally are treated as separate entities for purposes of federal tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss and deduction are determined in a partnership proceeding rather than in separate proceedings with the partners. The Internal Revenue Code requires that one partner be designated as the “Tax Matters Partner” for these purposes. Our partnership agreement names our general partner as our Tax Matters Partner.

The Tax Matters Partner has made and will make some elections on our behalf and on behalf of unitholders. In addition, the Tax Matters Partner can extend the statute of limitations for assessment of tax deficiencies against unitholders for items in our returns. The Tax Matters Partner may bind a unitholder with less than a 1.0% profits interest in us to a settlement with the IRS unless that unitholder elects, by filing a statement with the IRS, not to give that authority to the Tax Matters Partner. The Tax Matters Partner may seek judicial review, by which all the unitholders are bound, of a final partnership administrative adjustment and, if the Tax Matters Partner fails to seek judicial review, judicial review may be sought by any unitholder having at least a 1.0% interest in profits or by any group of unitholders having in the aggregate at least a 5.0% interest in profits. However, only one action for judicial review will go forward, and each unitholder with an interest in the outcome may participate. The Tax Matters Partner may select the forum for judicial review, and if the Tax Matters Partner selects the Court of Federal Claims or a District Court, rather than the Tax Court, partners may be required to pay any deficiency asserted by the IRS before judicial review is available.

A unitholder must file a statement with the IRS identifying the treatment of any item on his federal income tax return that is not consistent with the treatment of the item on our return. Intentional or negligent disregard of this consistency requirement may subject a unitholder to substantial penalties.

Additional Withholding Requirements

Withholding taxes may apply to certain types of payments made to “foreign financial institutions” (as specially defined in the Internal Revenue Code) and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on interest, dividends and other fixed or determinable annual or periodical gains, profits and income from sources within the United States (“FDAP Income”), or gross proceeds from the sale or other disposition of any property of a type which can produce interest or dividends from sources within the United States (“Gross Proceeds”) paid to a foreign financial institution or to a “non-financial foreign entity” (as specially defined in the Internal Revenue Code), unless (i) the foreign financial institution undertakes certain diligence and reporting, (ii) the non-financial foreign entity either certifies it does not have any substantial U.S. owners or furnishes identifying information regarding each substantial U.S. owner or (iii) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in clause (i) above, it must enter into an agreement with the U.S. Treasury requiring, among other things, that it undertake to identify accounts held by certain U.S. persons or U.S.-owned foreign entities, annually report certain information about such accounts, and withhold 30% on payments to noncompliant foreign financial institutions and certain other account holders.

These rules generally will apply to payments of FDAP Income made on or after January 1, 2014 and to payments of relevant Gross Proceeds made on or after January 1, 2017. Thus, to the extent we have FDAP Income or Gross Proceeds after these dates that are not treated as effectively connected with a U.S. trade or business (please read “—Tax-Exempt Organizations and Other Investors”), unitholders who are foreign financial institutions or certain other non-US entities may be subject to withholding on distributions they receive from us, or their distributive share of our income, pursuant to the rules described above.

Prospective investors should consult their own tax advisors regarding the potential application of these withholding provisions to their investment in our common units.

Nominee Reporting

Persons who hold an interest in us as a nominee for another person are required to furnish to us:

(1)	the name, address and taxpayer identification number of the beneficial owner and the nominee;

(2)	whether the beneficial owner is:

(a)	a person that is not a U.S. person;

(b)	a foreign government, an international organization or any wholly owned agency or instrumentality of either of the foregoing; or

(c)	a tax-exempt entity;

(3)	the amount and description of units held, acquired or transferred for the beneficial owner; and

(4)	specific information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from dispositions.

Brokers and financial institutions are required to furnish additional information, including whether they are U.S. persons and specific information on units they acquire, hold or transfer for their own account. A penalty of $100 per failure, up to a maximum of $1,500,000 per calendar year, is imposed by the Internal Revenue Code for failure to report that information to us. The nominee is required to supply the beneficial owner of the units with the information furnished to us.

Accuracy-Related Penalties

An additional tax equal to 20.0% of the amount of any portion of an underpayment of tax that is attributable to one or more specified causes, including negligence or disregard of rules or regulations, substantial understatements of income tax and substantial valuation misstatements, is imposed by the Internal Revenue Code. No penalty will be imposed, however, for any portion of an underpayment if it is shown that there was a reasonable cause for that portion and that the taxpayer acted in good faith regarding that portion.

For individuals, a substantial understatement of income tax in any taxable year exists if the amount of the understatement exceeds the greater of 10.0% of the tax required to be shown on the return for the taxable year or $5,000 ($10,000 for most corporations). The amount of any understatement subject to penalty generally is reduced if any portion is attributable to a position adopted on the return:

(1)	for which there is, or was, “substantial authority”; or

(2)	as to which there is a reasonable basis and the pertinent facts of that position are disclosed on the return.

If any item of income, gain, loss or deduction included in the distributive shares of unitholders might result in that kind of an “understatement” of income for which no “substantial authority” exists, we must disclose the pertinent facts on our return. In addition, we will make a reasonable effort to furnish sufficient information for unitholders to make adequate disclosure on their returns and to take other actions as may be appropriate to permit unitholders to avoid liability for this penalty. More stringent rules apply to “tax shelters,” which we do not believe includes us, or any of our investments, plans or arrangements.

A substantial valuation misstatement exists if (a) the value of any property, or the adjusted basis of any property, claimed on a tax return is 150.0% or more of the amount determined to be the correct amount of the valuation or adjusted basis, (b) the price for any property or services (or for the use of property) claimed on any such return with respect to any transaction between persons described in Internal Revenue Code Section 482 is 200.0% or more (or 50.0% or less) of the amount determined under Section 482 to be the correct amount of such price, or (c) the net Internal Revenue Code Section 482 transfer price adjustment for the taxable year exceeds the lesser of $5 million or 10.0% of the taxpayer’s gross receipts. No penalty is imposed unless the portion of the underpayment attributable to a substantial valuation misstatement exceeds $5,000 ($10,000 for most corporations). If the valuation claimed on a return is 200.0% or more than the correct valuation or certain other thresholds are met, the penalty imposed increases to 40.0%. We do not anticipate making any valuation misstatements.

In addition, the 20.0% accuracy-related penalty also applies to any portion of an underpayment of tax that is attributable to transactions lacking economic substance. To the extent that such transactions are not disclosed, the penalty imposed is increased to 40.0%. Additionally, there is no reasonable cause defense to the imposition of this penalty to such transactions.

Reportable Transactions

If we were to engage in a “reportable transaction,” we (and possibly you and others) would be required to make a detailed disclosure of the transaction to the IRS. A transaction may be a reportable transaction based upon any of several factors, including the fact that it is a type of tax avoidance transaction publicly identified by the IRS as a “listed transaction” or that it produces certain kinds of losses for partnerships, individuals, S corporations, and trusts in excess of $2.0 million in any single year, or $4.0 million in any combination of six successive tax years. Our participation in a reportable transaction could increase the likelihood that our federal income tax information return (and possibly your tax return) would be audited by the IRS. Please read “—Administrative Matters—Information Returns and Audit Procedures.”

Moreover, if we were to participate in a reportable transaction with a significant purpose to avoid or evade tax, or in any listed transaction, you may be subject to the following additional consequences:

•	accuracy-related penalties with a broader scope, significantly narrower exceptions, and potentially greater amounts than described above at “—Administrative Matters—Accuracy-Related Penalties”;

•	for those persons otherwise entitled to deduct interest on federal tax deficiencies, nondeductibility of interest on any resulting tax liability; and

•	in the case of a listed transaction, an extended statute of limitations.

We do not expect to engage in any “reportable transactions.”

Recent Legislative Developments

The present federal income tax treatment of publicly traded partnerships, including us, or an investment in our common units may be modified by administrative, legislative or judicial interpretation at any time. For example, from time to time, members of Congress propose and consider substantive changes to the existing federal income tax laws that affect publicly traded partnerships. Any modification to the federal income tax laws and interpretations thereof may or may not be retroactively applied and could make it more difficult or impossible to meet the exception for us to be treated as a partnership for federal income tax purposes. Please read

“—Partnership Status.” We are unable to predict whether any such changes will ultimately be enacted. However, it is possible that a change in law could affect us, and any such changes could negatively impact the value of an investment in our common units.

State, Local and Other Tax Considerations

In addition to federal income taxes, you likely will be subject to other taxes, such as state, local and foreign income taxes, unincorporated business taxes, and estate, inheritance or intangible taxes that may be imposed by the various jurisdictions in which we do business or own property or in which you are a resident. Although an analysis of those various taxes is not presented here, each prospective unitholder should consider their potential impact on his investment in us. We will initially own property or do business in Arkansas, Florida, Illinois, Louisiana, Maryland, Missouri, New Jersey, New York, Tennessee, Texas, Virginia and West Virginia. Each of those states imposes an income tax on corporations and other entities. Each of those states (other than Texas) also imposes a personal income tax on individuals. We may also own property or do business in other jurisdictions in the future. Although you may not be required to file a return and pay taxes in some jurisdictions because your income from that jurisdiction falls below the filing and payment requirement, you will be required to file income tax returns and to pay income taxes in many of these jurisdictions in which we do business or own property and may be subject to penalties for failure to comply with those requirements. In some jurisdictions, tax losses may not produce a tax benefit in the year incurred and may not be available to offset income in subsequent taxable years. Some of the jurisdictions may require us, or we may elect, to withhold a percentage of income from amounts to be distributed to a unitholder who is not a resident of the jurisdiction. Withholding, the amount of which may be greater or less than a particular unitholder’s income tax liability to the jurisdiction, generally does not relieve a nonresident unitholder from the obligation to file an income tax return. Amounts withheld will be treated as if distributed to unitholders for purposes of determining the amounts distributed by us. Please read “—Tax Consequences of Unit Ownership—Entity-Level Collections.” Based on current law and our estimate of our future operations, our general partner anticipates that any amounts required to be withheld will not be material.

It is the responsibility of each unitholder to investigate the legal and tax consequences, under the laws of pertinent states, localities and foreign jurisdictions, of his investment in us. Accordingly, each prospective unitholder is urged to consult his own tax counsel or other advisor with regard to those matters. Further, it is the responsibility of each unitholder to file all state, local and foreign, as well as U.S. federal tax returns, that may be required of him. Latham & Watkins LLP has not rendered an opinion on the state, local or foreign tax consequences of an investment in us.

INVESTMENT IN WORLD POINT TERMINALS, LP BY EMPLOYEE BENEFIT PLANS

An investment in us by an employee benefit plan is subject to additional considerations because the investments of these plans are subject to the fiduciary responsibility and prohibited transaction provisions of ERISA and the restrictions imposed by Section 4975 of the Internal Revenue Code and provisions under any federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of the Internal Revenue Code or ERISA, collectively, “Similar Laws.” For these purposes the term “employee benefit plan” includes, but is not limited to, qualified pension, profit-sharing and stock bonus plans, Keogh plans, simplified employee pension plans and tax deferred annuities or IRAs or annuities established or maintained by an employer or employee organization, and entities whose underlying assets are considered to include “plan assets” of such plans, accounts and arrangements, collectively, “Employee Benefit Plans.” Among other things, consideration should be given to:

•	whether the investment is prudent under Section 404(a)(1)(B) of ERISA and any other applicable Similar Laws;

•	whether in making the investment, the plan will satisfy the diversification requirements of Section 404(a)(1)(C) of ERISA and any other applicable Similar Laws;

•

whether the investment will result in recognition of unrelated business taxable income by the plan and, if so, the potential after-tax investment return. Please read “Material Federal Income Tax Consequences—Tax-Exempt Organizations and Other Investors”; and

•	whether making such an investment will comply with the delegation of control and prohibited transaction provisions of ERISA, the Internal Revenue Code and any other applicable Similar Laws.

The person with investment discretion with respect to the assets of an Employee Benefit Plan, often called a fiduciary, should determine whether an investment in us is authorized by the appropriate governing instrument and is a proper investment for the plan.

Section 406 of ERISA and Section 4975 of the Internal Revenue Code prohibit Employee Benefit Plans from engaging, either directly or indirectly, in specified transactions involving “plan assets” with parties that, with respect to the Employee Benefit Plan, are “parties in interest” under ERISA or “disqualified persons” under the Internal Revenue Code unless an exemption is available. A party in interest or disqualified person who engages in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Internal Revenue Code. In addition, the fiduciary of the ERISA plan that engaged in such a non-exempt prohibited transaction may be subject to penalties and liabilities under ERISA and the Internal Revenue Code.

In addition to considering whether the purchase of common units is a prohibited transaction, a fiduciary should consider whether the Employee Benefit Plan will, by investing in us, be deemed to own an undivided interest in our assets, with the result that our general partner would also be a fiduciary of such Employee Benefit Plan and our operations would be subject to the regulatory restrictions of ERISA, including its prohibited transaction rules, as well as the prohibited transaction rules of the Internal Revenue Code, ERISA and any other applicable Similar Laws.

The Department of Labor regulations and Section 3(42) of ERISA provide guidance with respect to whether, in certain circumstances, the assets of an entity in which Employee Benefit Plans acquire equity interests would be deemed “plan assets.” Under these rules, an entity’s assets would not be considered to be “plan assets” if, among other things:

(1)	the equity interests acquired by the Employee Benefit Plan are publicly offered securities—i.e., the equity interests are widely held by 100 or more investors independent of the issuer and each other, are freely transferable and are registered under certain provisions of the federal securities laws;

(2)	the entity is an “operating company,”—i.e., it is primarily engaged in the production or sale of a product or service, other than the investment of capital, either directly or through a majority-owned subsidiary or subsidiaries; or

(3)	there is no significant investment by “benefit plan investors,” which is defined to mean that less than 25.0% of the value of each class of equity interest, disregarding any such interests held by our general partner, its affiliates and some other persons, is held generally by Employee Benefit Plans.

Our assets should not be considered “plan assets” under these regulations because it is expected that the investment will satisfy the requirements in (1) and (2) above. The foregoing discussion of issues arising for employee benefit plan investments under ERISA and the Internal Revenue Code is general in nature and is not intended to be all inclusive, nor should it be construed as legal advice. In light of the serious penalties imposed on persons who engage in prohibited transactions or other violations, plan fiduciaries contemplating a purchase of common units should consult with their own counsel regarding the consequences under ERISA, the Internal Revenue Code and other Similar Laws.

UNDERWRITING

Merrill Lynch, Pierce, Fenner & Smith Incorporated is acting as representative of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement among us and the underwriters, we and the selling unitholder have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the number of common units set forth opposite its name below.

Underwriter	Number of Common Units
Merrill Lynch, Pierce, Fenner & Smith Incorporated

Total

Subject to the terms and conditions set forth in the underwriting agreement, each of the underwriters have agreed, severally and not jointly, to purchase all of the common units sold under the underwriting agreement if any of these common units are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the common units, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the common units, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representative has advised us that the underwriters propose initially to offer the common units included in this offering to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $         per common unit. After the initial offering, the public offering price, concession or any other term of the offering may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their option to purchase additional common units.

	Per Common Unit	Without Option	With Option
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to World Point Terminals, LP	$	$	$

We will also pay to Merrill Lynch, Pierce, Fenner & Smith Incorporated a structuring fee equal to         % of the gross proceeds of this offering for the evaluation, analysis and structuring of our partnership.

The expenses of the offering, not including the underwriting discount, are estimated at $     million and are payable by us.

Option to Purchase Additional Common Units

We have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to                     additional common units at the public offering price, less the underwriting discount. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional common units approximately proportionate to that underwriter’s initial amount reflected in the above table. Any common units issued or sold under the option will be issued and sold on the same terms and conditions as the other common units that are the subject of this offering.

Reserved Common Units

At our request, the underwriters have reserved for sale, at the initial public offering price, up to              common units offered by this prospectus for sale to some of the directors, officers, employees and related persons of our general partner. If these persons purchase reserved common units, the purchased units will be subject to a the lock-up restrictions described below and the purchased units will reduce the number of common units available for sale to the general public. Any reserved common units that are not so purchased will be offered by the underwriters to the general public on the same terms as the other common units offered by this prospectus.

Lock-Up Restrictions

We, our general partner, our general partner’s directors and executive officers, certain affiliates, including our sponsors, and the selling unitholder have agreed not to sell or transfer any common units or securities convertible into, exchangeable for, exercisable for, or repayable with common units, for 180 days after the date of this prospectus without first obtaining the written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly:

•	offer, pledge, sell or contract to sell any common units,

•	sell any option or contract to purchase any common units,

•	purchase any option or contract to sell any common units,

•	grant any option, right or warrant for the sale of any common units,

•	lend or otherwise dispose of or transfer any common units,

•	request or demand that we file a registration statement related to the common units, or

•

enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common units, whether any such swap or transaction is to be settled by delivery of common units or other securities, in cash or otherwise.

New York Stock Exchange Listing

We intend to apply to list our common units on the New York Stock Exchange under the symbol “WPT.” In order to meet the requirements for listing on that exchange, the underwriters have undertaken to sell a minimum number of common units to a minimum number of beneficial owners as required by that exchange.

Before this offering, there has been no public market for our common units. The initial public offering price for the common units will be determined through negotiations between us and the representative. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are:

•	the valuation multiples of publicly traded companies that the representatives believe to be comparable to us,

•	our financial information,

•	the history of, and the prospects for, our partnership and the industry in which we compete,

•	an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues,

•	the present state of our development, and

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for the common units may not develop. It is also possible that after the offering the common units will not trade in the public market at or above the initial public offering price.

The underwriters do not expect to sell more than 5% of the common units in the aggregate to accounts over which they exercise discretionary authority.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the common units is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common units. However, the representatives may engage in transactions that stabilize the price of the common units, such as bids or purchases to peg, fix or maintain that price.

In connection with the offering, the underwriters may purchase and sell our common units in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of common units than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional common units described above. The underwriters may close out any covered short position by either exercising their option to purchase additional common units or purchasing common units in the open market. In determining the source of common units to close out the covered short position, the underwriters will consider, among other things, the price of common units available for purchase in the open market as compared to the price at which they may purchase common units through the option granted to them. “Naked” short sales are sales in excess of such option. The underwriters must close out any naked short position by purchasing common units in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common units in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common units made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased common units sold by or for the account of such underwriter in stabilizing or short covering transactions.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common units or preventing or retarding a decline in the market price of our common units. As a result, the price of our common units may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on the New York Stock Exchange, in the over-the-counter market or otherwise.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common units. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Distribution

In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.

FINRA

Because the Financial Industry Regulatory Authority, or FINRA, is expected to view the common units offered hereby as interests in a direct participation program, this offering is being made in compliance with Rule 2310 of the FINRA rules. Investor suitability with respect to the common units should be judged similarly to the suitability with respect to other securities that are listed for trading on a national securities exchange.

Other Relationships

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Notice to Prospective Investors in the European Economic Area

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), other than Germany, with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of securities described in this prospectus may not be made to the public in that relevant member state other than:

•	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

•

to fewer than 100 or, if the relevant member state has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the relevant Dealer or Dealers nominated by the Issuer for any such offer; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive;

provided that no such offer of securities shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For purposes of this provision, the expression an “offer of securities to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the relevant member state), and includes any relevant implementing measure in each relevant member state. The expression “2010 PD Amending Directive” means Directive 2010/73/EU.

We have not authorized and do not authorize the making of any offer of securities through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the securities as contemplated in this prospectus. Accordingly, no purchaser of the securities, other than the underwriters, is authorized to make any further offer of the securities on behalf of us or the underwriters.

Notice to Prospective Investors in the United Kingdom

Our partnership may constitute a “collective investment scheme” as defined by section 235 of the Financial Services and Markets Act 2000 (FSMA) that is not a “recognised collective investment scheme” for the purposes of FSMA (CIS) and that has not been authorised or otherwise approved. As an unregulated scheme, it cannot be marketed in the United Kingdom to the general public, except in accordance with FSMA. This prospectus is only being distributed in the United Kingdom to, and is only directed at:

(1)	if our partnership is a CIS and is marketed by a person who is an authorised person under FSMA, (a) investment professionals falling within Article 14(5) of the Financial Services and Markets Act 2000 (Promotion of Collective Investment Schemes) (Exemptions) Order 2001, as amended (the CIS Promotion Order) or (b) high net worth companies and other persons falling within Article 22(2)(a) to (d) of the CIS Promotion Order; or

(2)	otherwise, if marketed by a person who is not an authorised person under FSMA, (a) persons who fall within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the Financial Promotion Order) or (b) Article 49(2)(a) to (d) of the Financial Promotion Order; and

(3)	in both cases (1) and (2) to any other person to whom it may otherwise lawfully be made (all such persons together being referred to as “relevant persons”).

Our partnership’s common units are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such common units will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

An invitation or inducement to engage in investment activity (within the meaning of Section 21 of FSMA) in connection with the issue or sale of any common units which are the subject of the offering contemplated by this prospectus will only be communicated or caused to be communicated in circumstances in which Section 21(1) of FSMA does not apply to our partnership.

Notice to Prospective Investors in Switzerland

This prospectus is being communicated in Switzerland to a small number of selected investors only. Each copy of this prospectus is addressed to a specifically named recipient and may not be copied, reproduced, distributed or passed on to third parties. Our common units are not being offered to the public in Switzerland, and neither this prospectus, nor any other offering materials relating to our common units may be distributed in connection with any such public offering. We have not been registered with the Swiss Financial Market Supervisory Authority FINMA as a foreign collective investment scheme pursuant to Article 120 of the Collective Investment Schemes Act of June 23, 2006 (CISA). Accordingly, our common units may not be offered to the public in or from Switzerland, and neither this prospectus, nor any other offering materials relating to our common units may be made available through a public offering in or from Switzerland. Our common units may only be offered and this prospectus may only be distributed in or from Switzerland by way of private placement exclusively to qualified investors (as this term is defined in the CISA and its implementing ordinance).

Notice to Prospective Investors in Germany

This document has not been prepared in accordance with the requirements for a securities or sales prospectus under the German Securities Prospectus Act (Wertpapierprospektgesetz), the German Sales Prospectus Act (Verkaufsprospektgesetz), or the German Investment Act (Investmentgesetz). Neither the German Federal Financial Services Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht—BaFin) nor any other German authority has been notified of the intention to distribute our common units in Germany. Consequently, our common units may not be distributed in Germany by way of public offering, public advertisement or in any similar manner and this document and any other document relating to the offering, as well as information or statements contained therein, may not be supplied to the public in Germany or used in connection with any offer for subscription of our common units to the public in Germany or any other means of public marketing. Our common units are being offered and sold in Germany only to qualified investors which are referred to in Section 3, paragraph 2 no. 1, in connection with Section 2, no. 6, of the German Securities Prospectus Act, Section 8f paragraph 2 no. 4 of the German Sales Prospectus Act, and in Section 2 paragraph 11 sentence 2 no. 1 of the German Investment Act. This document is strictly for use of the person who has received it. It may not be forwarded to other persons or published in Germany.

The offering does not constitute an offer to sell or the solicitation of an offer to buy our common units in any circumstances in which such offer or solicitation is unlawful.

Notice to Prospective Investors in the Netherlands

Our common units may not be offered or sold, directly or indirectly, in the Netherlands, other than to qualified investors (gekwalificeerde beleggers) within the meaning of Article 1:1 of the Dutch Financial Supervision Act (Wet op het financieel toezicht).

VALIDITY OF OUR COMMON UNITS

The validity of our common units will be passed upon for us by Latham & Watkins LLP, Houston, Texas. Certain legal matters in connection with our common units offered hereby will be passed upon for the underwriters by Baker Botts L.L.P., Houston, Texas.

EXPERTS

The financial statements of Center Point Terminal Company as of and for the two years ended December 31, 2012 included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The balance sheet of World Point Terminals, LP included in this prospectus has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such balance sheet is included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 regarding our common units. This prospectus does not contain all of the information found in the registration statement. For further information regarding us and the common units offered by this prospectus, you may desire to review the full registration statement, including its exhibits and schedules, filed under the Securities Act. The registration statement of which this prospectus forms a part, including its exhibits and schedules, may be inspected and copied at the public reference room maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Copies of the materials may also be obtained from the SEC at prescribed rates by writing to the public reference room maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330.

The SEC maintains a website on the internet at www.sec.gov. Our registration statement, of which this prospectus constitutes a part, can be downloaded from the SEC’s website and can also be inspected and copied at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

Upon completion of this offering, we will file with or furnish to the SEC periodic reports and other information. These reports and other information may be inspected and copied at the public reference facilities maintained by the SEC or obtained from the SEC’s website as provided above. Our website on the Internet is located at www.                     .com and we will make our periodic reports and other information filed with or furnished to the SEC available, free of charge, through our website, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus.

We intend to furnish or make available to our unitholders annual reports containing our audited financial statements and furnish or make available to our unitholders quarterly reports containing our unaudited interim financial information, including the information required by Form 10-Q, for the first three fiscal quarters of each fiscal year.

FORWARD-LOOKING STATEMENTS

Some of the information in this prospectus may contain forward-looking statements. These statements can be identified by the use of forward-looking terminology including “may,” “believe,” “will,” “expect,” “anticipate,” “estimate,” “continue,” or other similar words. These statements discuss future expectations, contain projections of results of operations or of financial condition, or state other “forward-looking” information. These forward-looking statements involve risks and uncertainties. When considering these forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this prospectus. The risk factors and other factors noted throughout this prospectus could cause our actual results to differ materially from those contained in any forward-looking statement.

WORLD POINT TERMINALS, LP

UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

Introduction

Set forth below are the unaudited pro forma combined balance sheet of World Point Terminals, LP (“World Point”) as of December 31, 2012, and the related unaudited pro forma combined statements of operations for the year ended December 31, 2012. The pro forma combined financial data for World Point have been derived from the audited historical consolidated financial statements of Center Point Terminal Company (our “Predecessor” or “Center Point”).

Our unaudited pro forma combined financial statements give pro forma effect to the following:

•

the contribution by World Point Terminals, Inc. (our “parent”) and CPT 2010, LLC, a wholly owned subsidiary of our parent (the “selling unitholder”), of their respective ownership interests in Center Point and other related assets to us;

•	the issuance by us to the selling unitholder of common units;

•	the issuance by us to our parent of common units and subordinated units;

•	the issuance by us to WPT GP, LLC (our “general partner”) of a 0.0% non-economic general partner interest;

•	the issuance by us to Apex Oil Company, Inc. (“Apex”) and the controlling shareholders of the incentive distribution rights in us;

•	the issuance by us to the public of common units and the use of the net proceeds from this offering as described under “Use of Proceeds” beginning on page 50;

•	the elimination of certain assets not contributed to us;

•	the change in tax status of World Point to a partnership;

•	the elimination of historical interest expense associated with the repayment of approximately $9 million of indebtedness; and

•	the origination of a new $ million revolving credit facility.

The unaudited pro forma combined balance sheet assumes the events listed above occurred as of December 31, 2012. The unaudited pro forma combined statements of operations for the year ended December 31, 2012 assumes the events listed above occurred as of January 1, 2012.

The unaudited pro forma combined financial statements have been prepared on the basis that World Point will be treated as a partnership for federal income tax purposes.

WORLD POINT TERMINALS, LP

UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

The accompanying unaudited pro forma combined financial statements of World Point should be read together with the audited historical consolidated financial statements of our Predecessor included elsewhere in this prospectus.

The accompanying unaudited pro forma combined financial statements of World Point were derived by making certain adjustments to the audited historical consolidated financial statements of our Predecessor. The adjustments are based on currently available information and certain estimates and assumptions. Therefore, the actual effects of the events may differ from the pro forma adjustments. However, management believes the assumptions utilized to prepare the pro forma adjustments provide a reasonable basis for presenting the significant effects of the formation, offering and related events as currently contemplated and that the unaudited pro forma adjustments are factually supportable and give appropriate effect to the expected impact of events that are directly attributable to the formation and offering.

The unaudited pro forma combined financial statements of World Point are not necessarily indicative of the results that actually would have occurred if World Point had completed the offering on the dates indicated or which could be achieved in the future.

WORLD POINT TERMINALS, LP

UNAUDITED PRO FORMA COMBINED BALANCE SHEET

(In thousands)

	December 31, 2012
	Historical	Pro Forma Adjustments			Pro Forma
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$7,893	$		(B)	$

Accounts receivable	3,162		(3,162	)(D)		—
Due from affiliates	506		(506	)(D)		—
Income taxes receivable	160		(160	)(D)		—
Short-term investments	3,068		(3,068	)(D)		—
Prepaid insurance	861		—			861
Other current assets	976		(700	)(D)		276

Total current assets	16,626

PROPERTY, PLANT, AND EQUIPMENT, less accumulated depreciation	116,440		(2,002	)(D)		114,438
GOODWILL	377		—			377
OTHER ASSETS	708		(700	)(D)		8

TOTAL ASSETS	$134,151	$			$

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Accounts payable	$4,304		$(4,224	)(B)		$80
Accrued liabilities	467		(467	)(B)		—
Due to affiliate companies	232		(232	)(B)		—
Interest rate swap	85		(85	)(B)		—
Current portion of long-term debt	8,991		(8,991	)(B)		—

Total current liabilities	14,079		(13,999)			80

ASSET RETIREMENT OBLIGATIONS	554		—			554
DEFERRED INCOME TAXES	1,088		(1,088	)(C)		—
Total Liabilities	15,721		(15,087)			634

EQUITY
Common shares	500		(500	)(E)		—
Additional paid in capital	42,812		(42,812	)(E)		—
Retained earnings	64,444		(64,444	)(E)		—
Noncontrolling interest	10,674		—			10,674

Partners’ capital				(E)
Held by public:
Common units
Held by general partner and affiliates:
Common units				(a)
Subordinated units				(a)
General partner interest				(b)

Total partners’ equity	118,430

Total liabilities and equity	$134,151	$			$

WORLD POINT TERMINALS, LP

UNAUDITED PRO FORMA COMBINED STATEMENTS OF OPERATIONS

(In thousands)

	December 31, 2012
	Historical	Pro Forma Adjustments		Pro Forma
REVENUES:
Third parties	$52,591	$—			$52,591
Affiliates	21,518	—			21,518

	74,109	—			74,109

OPERATING EXPENSES:
Operating Expenses	24,108	(128	)(I)		23,980
Selling, general and administrative	2,723	(20	)(I)		2,703
Depreciation and amortization	15,363	(2	)(I)		15,361
Loss on disposition of assets	476	—			476

Total Operating Expenses	42,670	(150)			42,520

INCOME FROM OPERATIONS	31,439	150			31,589

OTHER INCOME (EXPENSE):
Interest expense and other	(498)	498	(F)		—
		(580	)(G)		(580)
Interest and dividend income	135	(110	)(I)		25
Gain on investments and other — net	368	(368	)(I)		—

INCOME BEFORE INCOME TAXES	31,444	(410)			31,034

PROVISION FOR INCOME TAXES	524	(444	)(H)		80

NET INCOME	30,920	34			30,954

NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTEREST	(867)	—			(867)

NET INCOME ATTRIBUTABLE TO UNITHOLDERS	30,053	34			30,087

WORLD POINT TERMINALS, LP PRO FORMA EARNINGS PER UNIT:
General partner interest in net income
Common unitholders’ interest in net income				$
Subordinated unitholders’ interest in net income				$
Net income per common unit (basic and diluted)				$
Net income per subordinated unit (basic and diluted)				$
Weighted-average number of limited partners’ units outstanding (basic and diluted)
Common units				$
Subordinated units				$

WORLD POINT TERMINALS, LP

NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

Note 1.  Basis of Presentation

The unaudited pro forma combined balance sheet of World Point as of December 31, 2012, and the related unaudited pro forma combined statements of operations for the year ended December 31, 2012 are derived from the audited historical consolidated financial statements of our Predecessor included elsewhere in the prospectus.

Upon completion of this offering, World Point anticipates incurring incremental selling, general and administrative expenses as a result of being a publicly traded partnership, consisting of costs associated with SEC reporting requirements, including annual and quarterly reports to unitholders, tax return and Schedule K-1 preparation and distribution, registered independent auditor fees, investor relations activities, Sarbanes-Oxley Act compliance, NYSE listing, registrar and transfer agent fees, incremental director and officer liability insurance costs and director compensation. The unaudited pro forma combined financial statements do not reflect these incremental external general and administrative expenses.

Note 2.  Pro Forma Combined Balance Sheet Adjustments

The following adjustments to the pro forma combined balance sheet assume the following transactions occurred on December 31, 2012:

A.	Reflects the contribution by our parent of their respective ownership interests in Center Point and other related assets to us in exchange for:

(a)	common units and subordinated units;

(b)	the issuance by us to our general partner of a 0.0% non-economic general partner interest; and

(c)	the issuance by us to Apex and the controlling shareholder of the incentive distribution rights in us.

B.	Reflects the estimated net proceeds to World Point of $ million from the issuance of common units at an assumed public offering price of $ per common unit, net of underwriters’ discounts and commissions, the structuring fee offering expenses of approximately $ million. World Point will use the net proceeds of $ as follows:

•	pay transaction expenses in the amount of approximately $ million;

•	distribute $ million to parent in satisfaction of its right to a reimbursement of capital expenditures made with respect to the contributed assets;

•	distribute $ million to the selling unitholder in satisfaction of its right to a reimbursement of capital expenditures made with respect to the contributed assets;

•	repay indebtedness owed under a term loan of approximately $ million;

•	repay existing payables of approximately $ million;

•	repay indebtedness owed to an affiliate of our general partner of $ million; and

•	provide World Point with working capital of $ million.

WORLD POINT TERMINALS, LP

NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

We will not receive any proceeds from the sale of common units by the selling unitholder in this offering.

C.	Reflects the change in the tax status whereby World Point will not be subject to certain state and local income taxes.

D.	Reflects an adjustment to remove a portion of current assets, two parcels of unimproved real estate and certain other long-term assets that will not be contributed to World Point.

E.	Represents the conversion of the shareholder’s equity of our Predecessor to common and subordinated units of World Point.

Note 3.  Pro Forma Combined Statements of Operations Adjustments

The following adjustments to the pro forma combined statements of operations assume the above-noted transactions occurred as of January 1, 2012:

F.	Reflects the elimination of $0.5 million of interest expense relating to the previous indebtedness repaid as described (B) above.

G.	Reflects the inclusion of a commitment fee of $0.5 million related to the unused balance under the new $ million revolving credit facility using a fee of 0.25% applicable to such unused balances and $0.4 million associated with the origination fee.

H.	Due to our status as a partnership, we will not be subject to U.S. federal income tax and certain state income taxes in the future. This adjustment reflects the change in the tax status whereby World Point will not be subject to federal or state income taxes except for certain state and local income taxes.

I.	Reflects the elimination of income and expenses associated with assets not contributed to us as described in D. above.

Note 4.  Pro Forma Net Earnings per Unit

Pro forma net income per unit is determined by dividing the pro forma net earnings available to common and subordinated unitholders of World Point by the number of common and subordinated units to be issued to our parent in exchange for all of the outstanding equity interests in World Point, plus the number of common units expected to be sold to fund the distribution and debt repayment. For purposes of this calculation, the number of common and subordinated units outstanding was assumed to be          units and          units, respectively. If the underwriters exercise their option to purchase additional common units in full, the total number of common units outstanding on a pro forma basis will not change. If the incentive distribution rights to be issued to our controlling shareholder and Apex had been outstanding from January 1, 2012, then based on the amount of pro forma net income for the year ended December 31, 2012, no distribution in respect of the incentive distribution rights would have been made. Accordingly, no effect has been given to the incentive distribution rights in computing pro forma earnings per common unit for the year ended December 31, 2012.

All units were assumed to have been outstanding since the beginning of the periods presented. Basic and diluted pro forma net earnings per unit are the same, as there are no potentially dilutive units expected to be outstanding at the closing of the offering.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Partners

World Point Terminals, LP

We have audited the accompanying balance sheet of World Point Terminals, LP (the “Partnership”) as of May 1, 2013. This financial statement is the responsibility of the Partnership’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. The Partnership is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit of the balance sheet provides a reasonable basis for our opinion.

In our opinion, such balance sheet presents fairly, in all material respects, the financial position of World Point Terminals, LP as of May 1, 2013, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

St. Louis, MO

May 3, 2013

WORLD POINT TERMINALS, LP

BALANCE SHEET AS OF MAY 1, 2013

Assets
Cash	$1,000

Total Assets	$1,000

Partners’ Equity
Limited Partner’s Equity	$1,000
General Partner’s Equity	—

Total Partners’ Equity	$1,000

The accompanying notes are an integral part of this balance sheet.

WORLD POINT TERMINALS, LP

NOTES TO BALANCE SHEET

1.  Nature of Operations

World Point Terminals, LP (the “Partnership”) is a Delaware limited partnership formed on April 19, 2013. The Partnership was formed to engage in the terminaling, storage and transportation of petroleum products.

World Point Terminals, Inc. contributed $1,000 to the Partnership in exchange for a 100% limited partner interest. The accompanying financial statement reflects the financial position of the Partnership immediately after this initial capitalization. There have been no other transactions involving the Partnership as of May 1, 2013. WPT GP, LLC will serve as the general partner but has no economic interest in the Partnership.

2.  Subsequent Events

The Company has evaluated subsequent events through May 3, 2013, the date the financial statements were available to be issued.

REPORT OF INDEPENDENT PUBLIC ACCOUNTING FIRM

To the Shareholders of

Center Point Terminal Company:

We have audited the accompanying consolidated balance sheets of Center Point Terminal Company (a wholly owned subsidiary of World Point Terminals, Inc.) and subsidiaries (the “Company”) as of December 31, 2012 and 2011, and the related consolidated statements of operations, shareholder’s equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements, present fairly, in all material respects, the financial position of Center Point Terminal Company and subsidiaries as of December 31, 2012 and 2011, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

St. Louis, MO

May 3, 2013

Center Point Terminal Company

(Predecessor of World Point Terminals, LP)

Consolidated Balance Sheets

(In thousands, except share and per share data)

	As of December 31,
	2012	2011
ASSETS
CURRENT ASSETS:
Cash & cash equivalents	$7,893	$7,219
Accounts receivable—net allowance of $37 and $87, respectively	3,162	2,681
Due from affiliates	506	209
Income taxes receivable	160	—
Short-term investments	3,068	1,032
Prepaid insurance	861	—
Other current assets	976	559

Total current assets	16,626	11,700
PROPERTY, PLANT, AND EQUIPMENT—Net	116,440	115,825
GOODWILL	377	377
OTHER ASSETS	708	17

TOTAL	$134,151	$127,919

LIABILITIES AND SHAREHOLDER’S EQUITY
CURRENT LIABILITIES:
Accounts payable	$4,304	$2,590
Accrued liabilities	467	311
Income taxes payable	—	43
Due to affiliate companies	232	753
Interest rate swap	85	—
Current portion of long-term debt	8,991	3,571

Total current liabilities	14,079	7,268
LONG-TERM DEBT	—	8,992
ASSET RETIREMENT OBLIGATIONS	554	521
INTEREST RATE SWAP	—	386
DEFERRED INCOME TAXES	1,088	989

Total liabilities	15,721	18,156

SHAREHOLDER’S EQUITY:
Common shares ($10 par value, 50,000 shares authorized, issued and outstanding)	500	500
Additional paid in capital	42,812	42,812
Retained earnings	64,444	54,194

Total Center Point Terminal Company shareholder’s equity	107,756	97,506
Noncontrolling interest	10,674	12,257

Total shareholder’s equity	118,430	109,763

TOTAL LIABILITIES AND SHAREHOLDER’S EQUITY	$134,151	$127,919

See accompanying notes to the consolidated financial statements

Center Point Terminal Company

(Predecessor of World Point Terminals, LP)

Consolidated Statement of Operations

(In thousands, except share and per share data)

	For the Years Ended December 31,
	2012	2011
REVENUES
Third parties	$52,591	$53,000
Affiliates	21,518	21,766

	74,109	74,766

OPERATING EXPENSES:
Operating expenses	18,318	15,531
Operating expenses reimbursed to affiliates	5,790	6,672
Selling, general and administrative expenses	1,385	1,012
Selling, general and administrative expenses related to affiliates	1,338	1,338
Depreciation and amortization	15,363	14,234
Loss on disposition of assets	476	—

Total operating expenses	42,670	38,787

INCOME FROM OPERATIONS	31,439	35,979
OTHER INCOME (EXPENSE):
Interest expense and other	(498)	(663)
Interest and dividend income	135	1,287
Gain (loss) on investments and other—net	368	(536)

INCOME BEFORE INCOME TAXES	31,444	36,067
PROVISION (BENEFIT) FOR INCOME TAXES	524	588

NET INCOME	30,920	35,479
NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTEREST	(867)	(1,267)

NET INCOME ATTRIBUTABLE TO SHAREHOLDER	30,053	34,212

BASIC AND DILUTED EARNINGS PER SHARE ATTRIBUTABLE TO SHAREHOLDER	$601.06	$684.24
WEIGHTED AVERAGE SHARES OUTSTANDING	50,000	50,000

See accompanying notes to the consolidated financial statements

Center Point Terminal Company

(Predecessor of World Point Terminals, LP)

Consolidated Statement of Equity

(In thousands)

Shareholder’s Equity Attributable to Center Point Terminal Company

	Common Shares	Additional Paid-in Capital	Retained Earnings	Noncontrolling Interest	Total
BALANCE—December 31, 2010	$500	$42,812	$88,508	$12,567	$144,387
Net income			34,212	1,267	35,479
Distributions to shareholders			(68,526)	(1,577)	(70,103)

BALANCE—December 31, 2011	$500	$42,812	$54,194	$12,257	$109,763
Net income			30,053	867	30,920
Distributions to shareholders			(19,803)	(2,450)	(22,253)

BALANCE—December 31, 2012	$500	$42,812	$64,444	$10,674	$118,430

See accompanying notes to the consolidated financial statements

Center Point Terminal Company

(Predecessor of World Point Terminals, LP)

Consolidated Statement of Cash Flows

(In thousands)

	For the Years Ended December 31,
	2012	2011
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$30,920	$35,479
Adjustments to reconcile net income to net cash flows from operating activities:
Depreciation and amortization	15,363	14,234
Deferred income taxes	99	(17)
Loss (gain) on sale of fixed assets	476	(4)
Gain on derivative instrument	(301)	(344)
(Gain) loss on marketable securities	(67)	884
Changes in assets and liabilities that provided (used) cash
Accounts receivable	(482)	(988)
Prepaid insurance	(861)	—
Other current assets and other assets	(1,117)	(247)
Accounts payable	1,714	(1,373)
Accrued liabilities	156	(15)
Income taxes receivable	(203)	—
Income taxes payable	—	86
Due to affiliated companies	(818)	(2,335)
Other noncurrent liabilities	33	32

Net cash flows from operating activities	44,912	45,392

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of short-term investments	(3,064)	(28,664)
Sales of short-term investments	1,095	38,637
Net cash proceeds from asset sales	—	236
Capital expenditures	(16,444)	(11,321)

Net cash flows from operating activities	(18,413)	(1,112)

CASH FLOWS FROM FINANCING ACTIVITIES:
Payments on long-term debt	(3,572)	(9,494)
Loan activity with affiliates	—	13,457
Distributions to noncontrolling interest	(2,450)	(1,577)
Distributions to shareholder	(19,803)	(68,525)

Net cash flows from financing activities	(25,825)	(66,139)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	674	(21,859)
CASH AND CASH EQUIVALENTS—Beginning of year	7,219	29,078

CASH AND CASH EQUIVALENTS—End of year	$7,893	$7,219

SUPPLEMENTAL INFORMATION:
Cash paid for taxes—net	$646	$609
Cash paid for interest, net of amount capitalized	446	798
Noncash investing transactions—property and equipment additions included in accounts payable	690	345

See accompanying notes to the consolidated financial statements

Center Point Terminal Company

(Predecessor of World Point Terminals, LP)

Notes to Consolidated Financial Statements

(dollars in thousands)

NOTE 1.  NATURE OF BUSINESS

Center Point Terminal Company, a Delaware corporation, and its subsidiaries (the “Company” or “Center Point”) is an indirect wholly owned subsidiary of World Point Terminals, Inc., a Delaware corporation (“World Point”), and the predecessor for accounting purposes of World Point Terminals, LP, a newly formed Delaware limited partnership (the “Partnership”). As of December 31, 2012, the Company operates fourteen liquid bulk storage and terminal facilities in the United States. The facilities are diversified along product and geographic lines. Five terminals store exclusively residual oils (liquid asphalt and heavy fuels), six store exclusively light oils (gasoline, diesel, and heating oil) and three store combinations of various products. Six of the terminals are located in the central United States along the Mississippi River or its tributaries, four on the East Coast, two in the State of New York, one in Galveston, Texas, and a fifty-one percent interest in a terminal in Newark, New Jersey (New York Harbor). Including the percentage interest in the Newark terminal, Center Point terminals have a total capacity of 11.2 million barrels. Through these facilities, the Company stores, blends and transships petroleum products and is an integral part of the wholesale distribution system.

NOTE 2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General—The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Basis of Consolidation—The consolidated financial statements include the accounts of Center Point and its subsidiaries. Center Point consolidates all majority-owned and controlled subsidiaries in which the Company is able to exercise significant influence. All intercompany transactions have been eliminated.

The Company’s financial statements utilize the consolidation method of accounting for the Newark joint venture. As such, 100% of the Newark terminal’s assets, liabilities and results of operations have been included in the Company’s statements. The noncontrolling 49% ownership interest has been recorded in the financial statements of the Company as a separate line item in shareholders’ equity.

Cash and Cash Equivalents—Cash equivalents consist of highly liquid investments with maturities of three months or less when purchased and are carried at cost, which approximates market.

Credit Risk—The Company provides storage services to various customers. The majority of the Company’s accounts receivable are due from storage customers. The Company has established procedures to monitor credit and counterparty risk and has not experienced significant credit losses in prior years. Accordingly, accounts receivable have been reduced by an allowance for amounts that may be uncollectible in the future. This estimated allowance is based primarily on management’s evaluation of the financial condition of its customers and historical bad debt experience. With respect to counterparty and credits risks for the Company’s interest rate swap agreement, the Company has not reduced values of these instruments as the counterparty and credit risks are insignificant.

Short-Term Investments—At December 31, 2012 and 2011, the Company had investments in certain trust preferred stocks and master limited partnerships. The Company has classified these instruments as current assets in the accompanying consolidated balance sheets as the Company anticipates these securities being sold within the next year. The Company has designated these securities as trading, accordingly they are recorded at fair value, with the unrealized gains or losses reported as a component of other income.

Center Point Terminal Company

(Predecessor of World Point Terminals, LP)

Notes to Consolidated Financial Statements

(dollars in thousands)

Income Taxes—World Point and certain of its subsidiaries have elected to be treated as a Subchapter S Corporation under the Internal Revenue Code of 1986, as amended. Under this election, the Company’s taxable income flows through to the shareholders of World Point. The World Point shareholders are responsible for the federal and most state taxes due on the taxable income.

The Company has adopted the updated provisions of Accounting Standards Codification (“ASC”) Topic 740, Income Taxes. Under this topic of the ASC, in order to recognize an uncertain tax benefit, the taxpayer must be more likely than not of sustaining the position, and the measurement of the benefit is calculated as the largest amount that is more than 50% likely to be realized upon resolution of the benefit. Tax authorities periodically examine the Company’s returns in the jurisdictions in which the Company does business. Management regularly assesses the tax risk of the Company’s return filing positions and believes its accruals for uncertain tax benefits are adequate. Interest and penalty amounts related to uncertain tax positions are recorded in income tax provision on the consolidated statements of operations.

Impairment of Long-Lived Assets—We periodically evaluate whether events or circumstances have occurred that indicate the estimated remaining useful life of long-lived assets, including property and equipment, may warrant revision or that the carrying value of these assets may be impaired. We evaluate the potential impairment of long-lived assets based on undiscounted cash flow expectations for the related asset relative to its carrying value. These future estimates are based on historical results, adjusted to reflect our best estimates of future market and operating conditions. Actual results may vary materially from our estimates, and accordingly may cause a full impairment of the long-lived assets. If a long-lived asset is considered to be impaired, the impairment loss is measured as the amount by which the carrying amount of the asset exceeds its fair value, calculated using a discounted future cash flows analysis. There were no impairments recorded for the years ended December 31, 2012 and 2011.

Property, Plant, and Equipment—Terminal assets, which are comprised of tanks and appenditures, machinery and equipment, docks and jetties and other assets are recorded at acquisition cost and are depreciated on a straight-line basis over the estimated useful lives or remaining term of any applicable lease arrangement. The estimated useful lives of tanks and appenditures range from 5-14 years, machinery and equipment from 5-10 years, docks and jetties for 10 years and other assets from 2-10 years.

Buildings are recorded at cost and are depreciated on a straight-line basis over their estimated useful lives, which generally range from 20-50 years. Depreciation is not calculated on land or assets under construction.

Goodwill—Goodwill represents the excess of the purchase price over the fair value of net assets of acquired businesses. Goodwill is not amortized and is tested for impairment annually based on a quantitative analysis, or more frequently if events or changes in circumstances indicate that the asset might be impaired. When the carrying amount of a reporting unit’s goodwill exceeds the estimated fair value of the goodwill, an impairment loss is recognized in the statements of operations in an amount equal to the excess. As of December 31, 2012 and 2011, the fair value of goodwill exceeded the carrying value.

Derivative Instruments and Hedging Activities—Derivative instruments are utilized by the Company to manage interest rate exposure. The Company may choose to designate derivative instruments as hedges.

All derivative instruments are recorded on the balance sheets at fair value. Derivatives not qualifying for hedge accounting are classified as held for trading financial instruments. Gains and losses on these instruments

Center Point Terminal Company

(Predecessor of World Point Terminals, LP)

Notes to Consolidated Financial Statements

(dollars in thousands)

are recorded in interest expense in the consolidated statements of operations, in the periods they occur. Derivatives that have been designated and qualify for hedge accounting are classified as either fair value or cash flow hedges. The Company currently has one derivative instrument and has not elected to use hedge accounting.

Revenue Recognition—The Company’s principal source of revenues is through providing oil storage services at its oil storage facilities. Typically, the Company enters into term contracts with customers with pricing terms based on the volume of product stored or based on the activity conducted at the oil storage facilities by the customers. Additional revenues are derived from ancillary services performed for the Company’s customers, such as the heating and blending of customer product.

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price to the buyer is fixed or determinable and collectability is reasonably ensured. Revenues from monthly storage fees are recognized on a straight-line basis over the period in which storage services are provided. Fees from heating charges and other services are recognized monthly based on the amount of heat or other services provided by the Company.

Asset Retirement Obligations—Three of the Company’s storage terminals are located on leased land and the landowners have the option of requiring the Company to remove its terminal assets from the land at the expiration of the lease. The Company follows ASC Topic 410, Asset Retirement and Environmental Obligations, which requires that an entity recognize the fair value of a liability for an asset retirement obligation, such as the demolition of terminal assets, in the period in which it is incurred if a reasonable estimate of fair value can be made. Fair values are determined by management based upon the discounted expected future costs to be incurred by the Company to settle the related obligation. A corresponding amount equal to that of the initial obligation is added to the capitalized cost of the related asset. Over time, the discounted asset retirement obligation accretes due to the increase in the fair value resulting from the passage of time. The accretion amount is charged to income over the asset retirement obligation period. See Note 10 for additional disclosures related to the Company’s asset retirement obligations.

Comprehensive Income—The Company does not have any other comprehensive income. Therefore, other comprehensive income equals net income attributable to the Center Point shareholder.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3.  FINANCIAL INSTRUMENTS

The Company’s financial assets and liabilities consist primarily of cash and cash equivalents, accounts receivable, short-term investments, accounts payable and accrued liabilities, long-term debt (including current portion) and a derivative instrument.

The Company has exposure to counterparty credit risk, liquidity risk, interest rate risk, currency risk and other price risk with its financial assets and liabilities. The Company’s risk management program seeks to minimize potential adverse effects on the Company’s financial performance and ultimately shareholder value. The Company manages its risks and risk exposures through a combination of sound business practices, derivative instruments and a system of internal controls.

Center Point Terminal Company

(Predecessor of World Point Terminals, LP)

Notes to Consolidated Financial Statements

(dollars in thousands)

Credit Risk—Credit risk arises from cash held with banks, credit exposure to customers (including outstanding accounts receivable), and counterparty risk associated with certain of the Company’s short-term investments and its derivative instrument.

Cash consists of bank balances. Credit risk associated with cash is minimized by substantially ensuring that these financial assets are held at high quality financial institutions.

Accounts receivable consists primarily of trade accounts receivable from storage related revenues. The Company’s credit risk arises from the possibility that a counterparty which owes the Company money is unable or unwilling to meet its obligations in accordance with the terms and conditions of the contracts with the Company, which would result in a financial loss for the Company. Credit risk associated with accounts receivable is minimized by the business model and collection policies of the Company. Most of the Company’s customers prepay their obligations at the beginning of each month and/or the Company has custody of customer assets at its facilities. The assets held by the Company belonging to its customers generally carry a market value well in excess of the accounts receivable balances due. The Company conducts business with a relatively few number of customers, including one affiliated customer that comprised 28% of the Company’s 2012 and 2011 revenues and another that comprised approximately 14% of the Company’s 2012 and 2011 revenues, under both short term and long term contracts. A large portion of the Company’s annual expenses are fixed and, accordingly, the Company’s ability to meet its ongoing obligations is dependent upon its ability to retain existing customers and/or attract new ones.

The carrying amounts of accounts receivable are reduced through the use of an allowance for doubtful accounts and the amount of the loss is recognized in the consolidated statements of operations. The allowance for doubtful accounts is determined by specific customer balance analysis. When a receivable balance is considered uncollectable, it is written off against the allowance for accounts receivable. Subsequent recoveries of amounts previously written off reduce expenses in the consolidated statements of operations. Historically trade credit losses have been minimal.

The Company’s derivative instrument is an interest rate swap that calls for the exchange of interest payments/receipts on a monthly basis. The agreement was entered into with the financial institution which made the loan whose interest rate risk is being mitigated by the interest rate swap agreement. Because the counterparty is the same entity as the lender, the risk that the counterparty could default on its obligations is remote. The counterparty to the derivative instrument is rated BBB-/BB+ by two major credit agencies.

The Company has made equity investments in certain trust preferred stocks and master limited partnerships. The Company has sought to mitigate risk of a financial loss by investing in what it considers to be high-quality instruments with quality counterparties.

Liquidity Risk—Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company believes it maintains a sufficient liquidity and working capital position, which it believes will help it in meeting its obligations when they come due. Details of the Company’s debt maturities are listed in Note 9.

Interest Rate Risk—The Company is exposed to interest risk that arises from fluctuations in interest rates on its cash, cash equivalents, short-term investments and a portion of its long-term debt.

In order to manage its interest rate risk associated with its long-term borrowing that carries a floating interest rate, the Company has entered into a pay-fixed, receive floating interest rate swap agreement. The

Center Point Terminal Company

(Predecessor of World Point Terminals, LP)

Notes to Consolidated Financial Statements

(dollars in thousands)

Company believes that the effect of this swap agreement is to effectively lock the interest rate on this borrowing at 4.17%. Gains and losses on these instruments are recorded in interest expense in the consolidated statements of operations. Interest payments are made or received, depending on current interest rates, on the first day of each month and the agreement terminates on April 2, 2013. See Note 4 for additional disclosures related to the Company’s interest rate swap.

From time to time the short term investments made by the Company may expose the Company to additional interest rate risk as certain of these investments will increase or decrease in market value as interest rates change. The Company may mitigate this risk by investing in instruments which are expected to hedge the interest rate risk and instruments which are not as sensitive to interest rate movements.

Foreign Exchange Risk—The Company’s functional currency is United States dollars. Substantially all of the Company’s revenues, expenses, cash balances and short-term investments are denominated in U.S. dollars, meaning that the Company has very little currency risk for these items.

From time to time, the Company may make short-term investments in instruments denominated in foreign currencies as the Company deems these investments advantageous. As of December 31, 2012 and 2011, the Company had no such investments.

Financial Instruments Carrying Value and Fair Market Value—The fair values of cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate their carrying amounts due to their short-term nature. The fair values of investments and derivative instruments are based upon quoted market prices or available market information as obtained from brokers and other financial institutions. The carrying value of the Company’s long-term debt (including the current portion) is based on amortized cost. The fair value is based on a discounted cash flows analysis which compares the Company’s actual borrowing rates to estimated market rates at year end and discounts the difference at the Company’s estimated fixed rate borrowing cost.

NOTE 4.  FAIR VALUE MEASUREMENTS

The Company adopted the amendments to ASC Topic 820, Fair Value Measurements and Disclosures, for the annual consolidated financial statements. The amendments require the use of a fair value hierarchy in order to classify the fair value disclosures related to the Company’s financial assets and financial liabilities that are recognized in the balance sheets at fair value.

The fair value hierarchy has the following levels:

Level 1—Values based on unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Values based on quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, or model based valuation techniques for which all significant assumptions are observable in the market.

Level 3—Values are generated from model based techniques that use significant assumptions not observable in the market. Valuation techniques could include use of option pricing models, discounted cash flow models and similar techniques. The Company does not currently have any instruments with fair value determined using Level 3 inputs.

Center Point Terminal Company

(Predecessor of World Point Terminals, LP)

Notes to Consolidated Financial Statements

(dollars in thousands)

The level in the fair value hierarchy within which the fair value measurement is categorized in its entirety is determined on the basis of the lowest level input that is significant to the fair value measurement in its entirety.

The financial assets and financial liabilities measured at fair value in the consolidated balance sheets as of December 31, 2012 and 2011, are as follows:

	As of December 31, 2012
	Level 1	Level 2	Level 3	Total
Cash equivalents	$7,893	$—	$—	$7,893
Trust preferred stocks	254			254
Master limited partnerships	2,814			2,814
Interest rate swap		(85)		(85)

	$10,961	$(85)	$—	$10,876

	As of December 31, 2011
	Level 1	Level 2	Level 3	Total
Cash equivalents	$7,219	$—	$—	$7,219
Trust preferred stocks	254			254
Master limited partnerships	778			778
Interest rate swap		(386)		(386)

	$8,251	$(386)	$—	$7,865

For assets and liabilities that are measured using quoted prices in active markets, the total fair value is the published market price per unit multiplied by the number of units held without consideration of transaction costs. The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash Equivalents—The carrying value of cash equivalents represents fair value as it is based on active market quotes available for these assets and is classified as Level 1.

Short-Term Investments—The Company’s short-term investments consist of investments in listed master limited partnerships and trust preferred securities. The securities are valued using quoted prices from the various public markets. Securities trade on public exchanges, both domestic and foreign, and can be accurately described as active markets. The observable valuation inputs are unadjusted quoted prices that represent active market trades and are classified as Level 1.

Interest Rate Swap—The Company has entered into an interest rate swap to economically hedge the interest on certain of the Company’s long term debt. The swap was entered into with the bank that holds the debt. The swap’s value is determined using the contract terms and the underlying assumptions of discounted cash flows and counter party risk. The swap valuation and related assumptions are further compared to third party pricing sources which is based on observable market data for interest rates and credit risk. Due to the lack of active quotes, the interest rate swap is classified as a Level 2. The notional value of the interest rate swap was $8,333 and $11,905 at December 31, 2012 and 2011, respectively.

As discussed above, the Company utilized information from third parties, such as pricing services and brokers, to assist in determining fair values for certain assets and liabilities, however, management is ultimately responsible for all fair values presented in the Company’s consolidated financial statements.

Center Point Terminal Company

(Predecessor of World Point Terminals, LP)

Notes to Consolidated Financial Statements

(dollars in thousands)

NOTE 5.  ACQUIRED CUSTOMER CONTRACTS

Amortization expense was zero and $159 during 2012 and 2011, respectively.

NOTE 6.  ALLOWANCE FOR DOUBTFUL RECEIVABLES

The following table displays a roll forward of the allowance for doubtful trade receivables for fiscal years 2012 and 2011:

	2012	2011
Allowance for doubtful receivables at January 1	$87	$52
Additions charged to expense	—	35
Subtractions—recorded as income	(50)	—

Allowance for doubtful receivables at December 31	$37	$87

NOTE 7.  PROPERTY, PLANT AND EQUIPMENT

Property, plant, and equipment consisted of the following as of December 31, 2012 and 2011 (in thousands):

	As of December 31, 2012
	Cost	Accumulated Depreciation	Net Book Value
Land	$25,411	$—	$25,411
Tanks and appenditures	153,407	83,377	70,030
Docks and jetties	6,768	2,090	4,678
Machinery and equipment	5,454	2,844	2,610
Buildings	1,702	582	1,120
Other	5,221	2,049	3,172
Assets under construction	9,419	—	9,419

	$207,382	$90,942	$116,440

	As of December 31, 2011
	Cost	Accumulated Depreciation	Net Book Value
Land	$22,321	$—	$22,321
Tanks and appenditures	150,294	70,195	80,099
Docks and jetties	6,490	1,461	5,029
Machinery and equipment	5,155	2,048	3,107
Buildings	1,741	491	1,250
Other	4,822	1,620	3,202
Assets under construction	817	—	817

	$191,640	$75,815	$115,825

During 2012 and 2011, the Company capitalized interest of zero and $64, respectively.

Center Point Terminal Company

(Predecessor of World Point Terminals, LP)

Notes to Consolidated Financial Statements

(dollars in thousands)

NOTE 8.  COMMITMENTS

Center Point leases land and other use rights at some of its facilities. Lease expense totaled $659 and $560 in 2012 and 2011, respectively. These leases expire from June 5, 2016 through February 1, 2061. In accordance with the terms of its lease with the Galveston port authority, in lieu of periodic lease payments, the Company is responsible for the maintenance of the dock.

Minimum rental commitments for all storage facilities of the Company under existing non-cancelable operating leases as of December 31, 2012, are as follows:

As of December 31, 2012
2013	$268
2014	268
2015	268
2016	260
2017	253
Thereafter	663

$1,980

NOTE 9.  LONG TERM DEBT

On May 3, 2006, Center Point borrowed $15,000 from a commercial bank. The $15,000 loan carried a fixed interest rate of 6.17%, was amortized over a seven-year period and matured in five years. Fixed monthly payments of $220 were due under this borrowing until May 2011. On May 20, 2011, the Company made the final principal payment on this long-term debt of $5,157.

On April 8, 2008, Center Point amended and restated its May 3, 2006 loan agreement with the commercial bank and borrowed an additional $25,000 pursuant to a five-year term note, which was subsequently extended to October 8, 2013. This note bears interest at a floating rate equal to the London Interbank Offered Rate plus seventy-seven hundredths of one percent (0.77%) and is amortized over a seven-year period. In order to manage its interest rate risk associated with this borrowing, Center Point entered into a pay-fixed receive floating interest rate swap agreement. The interest rate at December 31, 2012 and 2011 was 0.98% and 1.07%, respectively. The Company believes that the effect of this swap agreement is to effectively lock the interest rate on this borrowing at 4.17%. Fixed monthly principal payments of $298 plus accrued interest are due under this borrowing until March 1, 2013 and interest only payments are due until the extended maturity date of October 8, 2013, at which time the remaining balance of $8,396 will become due. As of December 31, 2012 and 2011, the outstanding balance of this debt was $8,991 and $12,563, respectively.

The fair value of the Company’s borrowings, which is determined using Level 2 inputs, approximates their carrying amounts as of December 31, 2012 and 2011.

For the years ended December 31, 2012 and 2011, interest expense on long-term debt totaled $498 and $663, respectively.

At December 31, 2012 and 2011, the outstanding principal balances on these borrowings, including the current portion, totaled $8,991 and $12,563, respectively. The amounts annually due under these borrowings are

Center Point Terminal Company

(Predecessor of World Point Terminals, LP)

Notes to Consolidated Financial Statements

(dollars in thousands)

presented above. These borrowings are secured by Center Point’s storage contracts and current assets. The terms of the term loan agreement contain certain covenants and conditions including leverage ratio, fixed charge coverage ratio, and maximum capital expenditures. The Company was in compliance with such covenants throughout 2012 and 2011.

NOTE 10.  ASSET RETIREMENT OBLIGATIONS

The Company has recorded a liability for the estimated costs of removing its terminal assets from those terminals located on leased land where the landowners have the right to require the Company to remove the assets. The recorded liability was $554 and $521 at December 31, 2012 and 2011, respectively, which represents the present value of the estimated costs of removal. The maximum undiscounted liability is estimated to be $10,135. This amount was discounted utilizing the Company’s estimated, credit adjusted risk-free rate and further adjusted by probability factors based on management’s assessment of the likelihood of being required to demolish certain assets. Should the landowners exercise their rights to require the Company to remove the terminal assets, the cash outflows required to settle these obligations will occur on or around lease expiration dates ranging from July 13, 2034 to February 1, 2061.

NOTE 11.  SEGMENT REPORTING

The Company derives revenues from operating its fourteen liquid bulk storage and terminal facilities. The fourteen operating segments have been aggregated into one reportable segment because the facilities have similar long-term economic characteristics, products and types of customers.

NOTE 12.  EMPLOYEE BENEFIT PLANS

Center Point offers a defined contribution savings plan. Under this plan, the Company matches the amount of employee contributions to specified limits. Center Point’s employee benefit plan related expenses were $185 and $190 for the years ended December 31, 2012 and 2011, respectively.

NOTE 13.  INCOME TAXES

World Point has elected to be treated as a Subchapter S corporation under the Internal Revenue Code and to treat certain subsidiaries as qualified Subchapter S subsidiaries. Under this election, the Company’s taxable income flows through to the shareholders of World Point. The shareholders generally will be responsible for the appropriate taxes due on the taxable income. Despite the Subchapter S election for Federal income tax purposes, the Company will continue to be treated as a C corporation and pay corporate taxes in some state and local jurisdictions.

Center Point Terminal Company

(Predecessor of World Point Terminals, LP)

Notes to Consolidated Financial Statements

(dollars in thousands)

The provision (benefit) for income taxes from continuing operations for the years ended December 31, 2012 and 2011 consists of the following:

	For the Year Ended December 31, 2012
	Current	Deferred	Total
State	$425	$99	$524

Total provision for income taxes	$425	$99	$524

	For the Year Ended December 31, 2011
	Current	Deferred	Total
State	$605	$(17)	$588

Total provision for income taxes	$605	$(17)	$588

Deferred state income taxes are recognized for future tax consequences of temporary differences between the consolidated financial statements carrying amounts and tax bases of assets and liabilities. The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities are primarily related to depreciation of fixed assets, which was $1,099 and $1,009 as of December 31, 2012 and 2011, respectively.

The Company and its subsidiaries file income tax returns in the U.S. and various states. With few exceptions, the Company is no longer subject to U.S. federal, state, and local income tax examinations by tax authorities for years before 2009. As of December 31, 2012 and 2011, the Company did not have any unrecognized tax benefits recorded in the consolidated balance sheets.

NOTE 14.  RELATED PARTY TRANSACTIONS AND BALANCES

The Company enters into transactions with companies in which the Chairman of the Company, together with his family, is a significant owner (“affiliate” or “affiliated company”). The amounts shown below have been recorded at their exchange value, which is the amount of consideration agreed to by the related parties.

Center Point—Affiliated companies operate and market the Company’s facilities and receive a management fee in addition to reimbursement of all expenses related to these facilities, which includes compensation of its employees. For the years ended December 31, 2012 and 2011, management and marketing fees charged by the affiliates amounted to $1,338 and $1,338, respectively, and operating costs billed by the affiliates amounted to $5,790 and $6,672, respectively. Center Point earned storage revenue from affiliate companies of $21,518 and $21,766 for the years ended December 31, 2012 and 2011, respectively.

The Company paid World Point $870 and $940 for the years ended December 31, 2012 and 2011, respectively, for management fees and reimbursement of expenses. The Company received an affiliated loan payment of $13,457 in 2011.

Accounts receivable, other current assets and other assets include $1,900 and $209 related to affiliates at December 31, 2012 and 2011, respectively, and accounts payable and accrued liabilities include $232 and $752 due to affiliates at December 31, 2012 and 2011, respectively.

Center Point Terminal Company

(Predecessor of World Point Terminals, LP)

Notes to Consolidated Financial Statements

(dollars in thousands)

NOTE 15.  CONTINGENCIES

Center Point is subject to extensive environmental laws and regulations in the jurisdictions in which it operates. Additionally, Center Point has contingent liabilities with respect to other lawsuits and other potential matters arising in the ordinary course of business. In management’s opinion, the ultimate outcome of these contingencies will not have a material impact on the results of operations, cash flows or financial condition of the Company. As a result, the Company has not accrued for any loss contingencies in 2012 and 2011.

NOTE 16.  SUBSEQUENT EVENTS

On April 10, 2013, the Company completed the purchase of terminal assets in Jacksonville, Florida for $23,000. The terminal is adjacent to the Company’s existing Jacksonville terminal. The two terminals will be operated as one facility. Effective April 1, 2013, the Company amended its loan agreement and extended the maturity date to October 8, 2013.

The Company has evaluated subsequent events through May 3, 2013, the date the financial statements were available to be issued.

APPENDIX A

FORM OF FIRST AMENDED AND RESTATED

AGREEMENT OF LIMITED PARTNERSHIP OF WORLD POINT TERMINALS, LP

[To be filed by amendment.]

A-1

APPENDIX B

GLOSSARY OF TERMS

adjusted operating surplus: Intended to reflect the cash generated from operations during a particular period and therefore excludes net drawdowns of reserves of cash established in prior periods. Adjusted operating surplus for a period consists of:

•	operating surplus generated with respect to that period (excluding any amount attributable to the item described in the first bullet of the definition of operating surplus); less

•	any net increase in working capital borrowings with respect to that period; less

•	any net decrease in cash reserves for operating expenditures with respect to that period not relating to an operating expenditure made with respect to that period; plus

•	any net decrease in working capital borrowings with respect to that period; plus

•

any net decrease made in subsequent periods to cash reserves for operating expenditures initially established with respect to that period to the extent such decrease results in a reduction in adjusted operating surplus in subsequent periods; plus

•	any net increase in cash reserves for operating expenditures with respect to that period required by any debt instrument for the repayment of principal, interest or premium.

Adjusted EBITDA: Represents net income (loss) before interest expense, income tax expense and depreciation and amortization expense, as further adjusted to remove gain or loss on investments and on the disposition of assets. This measure is not calculated or presented in accordance with generally accepted accounting principles, or GAAP.

ancillary services fees: Fees associated with ancillary services such as (i) heating, mixing and blending our customers’ products that are stored in our tanks, (ii) transferring our customers’ products between our tanks, (iii) at our Granite City terminal, adding polymer to liquid asphalt and (iv) rail car loading and dock operations.

available cash: For any quarter, all cash and cash equivalents on hand at the end of that quarter:

•	less, the amount of cash reserves established by our general partner to:

•	provide for the proper conduct of our business;

•	comply with applicable law, any of our debt instruments or other agreements; or

•

provide funds for distributions to our unitholders and to our general partner for any one or more of the next four quarters (provided that our general partner may not establish cash reserves for distributions if the effect of the establishment of such reserves will prevent us from distributing the minimum quarterly distribution on all common units and any cumulative arrearages on such common units for the current quarter);

•

plus, if our general partner so determines, all or any portion of the cash on hand on the date of determination of available cash for the quarter resulting from working capital borrowings made subsequent to the end of such quarter.

available storage capacity: The total amount of storage space available for use at a particular time.

barrel or bbl: One barrel of petroleum products equals 42 U.S. gallons.

base storage services fees: Fixed monthly fees paid at the beginning of each month to reserve capacity in our tanks and to compensate us for receiving up to a base amount of product volume on their behalf.

capital account: The capital account maintained for a partner under the partnership agreement. The capital account of a partner for a common unit, a subordinated unit, an incentive distribution right or any other partnership interest will be the amount which that capital account would be if that common unit, subordinated unit, incentive distribution right or other partnership interest were the only interest in the partnership held by a partner.

capital surplus: Defined in our partnership agreement as any distribution of available cash in excess of our operating surplus. Accordingly, capital surplus would generally be generated by:

•	borrowings other than working capital borrowings;

•	sales of our equity and debt securities;

•

sales or other dispositions of assets, other than inventory, accounts receivable and other assets sold in the ordinary course of business or as part of ordinary course retirement or replacement of assets; and

•	capital contributions received.

excess storage fees: Amounts paid to us when we handle product volume on behalf of a customer that exceed the volumes contemplated in the customer’s monthly base storage services fee.

incentive distributions: The distributions of available cash from operating surplus initially made to the controlling shareholders and Apex.

maintenance capital expenditures: Cash expenditures (including expenditures for the construction or development of new capital assets or the replacement, improvement or expansion of existing capital assets) made to maintain, over the long term, our operating capacity or operating income.

mbpd: One thousand barrels per day.

operating expenditures: all of our cash expenditures, including, but not limited to, taxes, reimbursements of expenses of our general partner and its affiliates, officer, director and employee compensation, debt service payments, payments made in the ordinary course of business under interest rate hedge contracts and commodity hedge contracts (provided that payments made in connection with the termination of any interest rate hedge contract or commodity hedge contract prior to the expiration of its settlement or termination date specified therein will be included in operating expenditures in equal quarterly installments over the remaining scheduled life of such interest rate hedge contract or commodity hedge contract and amounts paid in connection with the initial purchase of a rate hedge contract or a commodity hedge contract will be amortized at the life of such rate hedge contract or commodity hedge contract), maintenance capital expenditures, and repayment of working capital borrowings; provided, however, that operating expenditures will not include:

•	repayments of working capital borrowings where such borrowings have previously been deemed to have been repaid;

•	payments (including prepayments and prepayment penalties) of principal of and premium on indebtedness, other than working capital borrowings;

•	expansion capital expenditures;

•	payment of transaction expenses (including, but not limited to, taxes) relating to interim capital transactions;

•	distributions to our partners;

•	repurchases of partnership interests (excluding repurchases we make to satisfy obligations under employee benefit plans); or

•	any other expenditures or payments using the proceeds of this offering that are described in “Use of Proceeds.”

operating surplus: $             million; plus

•

all of our cash receipts after the closing of this offering, excluding cash from interim capital transactions, provided that cash receipts from the termination of a commodity hedge or interest rate hedge prior to its specified termination date shall be included in operating surplus in equal quarterly installments over the remaining scheduled life of such commodity hedge or interest rate hedge; plus

•	working capital borrowings made after the end of a quarter but on or before the date of determination of operating surplus for that quarter; plus

•

cash distributions (including incremental distributions on incentive distribution rights) paid in respect of equity issued, other than equity issued in this offering, to finance all or a portion of expansion capital expenditures in respect of the period from the date that we enter into a binding obligation to commence the construction, development, replacement, improvement or expansion of a capital asset and ending on the earlier to occur of the date the capital asset commences commercial service and the date that it is abandoned or disposed of; less

•	all of our operating expenditures after the closing of this offering; less

•	the amount of cash reserves established by our general partner to provide funds for future operating expenditures; less

•	all working capital borrowings not repaid within twelve months after having been incurred, or repaid within such 12-month period with the proceeds of additional working capital borrowings.

throughput: The volume of petroleum product transported or passing through our facilities.

subordination period: The subordination period will begin on the closing date of this offering and will extend until the first business day following the distribution of available cash in respect of any quarter beginning after , 2016, that each of the following tests are met:

•

distributions of available cash from operating surplus on each of the outstanding common units and subordinated units equaled or exceeded $ (the annualized minimum quarterly distribution), for each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date;

•

the adjusted operating surplus generated during each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date equaled or exceeded the sum of $ (the annualized minimum quarterly distribution) on all of the outstanding common units and subordinated units during those periods on a fully diluted basis; and

•	there are no arrearages in payment of the minimum quarterly distribution on the common units.

working capital borrowings: Borrowings that are made under a credit facility, commercial paper facility or similar financing arrangement, and in all cases are used solely for working capital purposes or to pay distributions to partners and with the intent of the borrower to repay such borrowings within twelve months with funds other than from additional working capital borrowings.

[ LOGO]

                    Common Units

Representing Limited Partner Interests

World Point Terminals, LP

PROSPECTUS

BofA Merrill Lynch

                    , 2013

Part II

INFORMATION NOT REQUIRED IN THE REGISTRATION STATEMENT

ITEM 13.	Other Expenses of Issuance and Distribution

Set forth below are the expenses (other than underwriting discounts and commissions) expected to be incurred in connection with the issuance and distribution of the securities registered hereby. With the exception of the Securities and Exchange Commission registration fee, the FINRA filing fee and the NYSE filing fee, the amounts set forth below are estimates.

SEC registration fee	$	*
FINRA filing fee		*
Printing and engraving expenses		*
Fees and expenses of legal counsel		*
Accounting fees and expenses		*
Transfer agent and registrar fees		*
New York Stock Exchange listing fee		*
Miscellaneous		*

Total	$	*

*	To be provided by amendment.

ITEM 14.	Indemnification of Directors and Officers

The section of the prospectus entitled “The Partnership Agreement—Indemnification” discloses that we will generally indemnify officers, directors and affiliates of the general partner to the fullest extent permitted by the law against all losses, claims, damages or similar events and is incorporated herein by this reference. Reference is also made to the Underwriting Agreement to be filed as an exhibit to this registration statement in which World Point Terminals, LP and certain of its affiliates will agree to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, and to contribute to payments that may be required to be made in respect of these liabilities. Subject to any terms, conditions or restrictions set forth in the partnership agreement, Section 17-108 of the Delaware Act empowers a Delaware limited partnership to indemnify and hold harmless any partner or other persons from and against all claims and demands whatsoever.

ITEM 15.	Recent Sales of Unregistered Securities

Effective as of April 19, 2013, in connection with the formation of World Point Terminals, LP, we issued (i) the 0.0% non-economic general partner interest in us to our general partner and (ii) the limited partner interest in us to World Point Terminals, Inc., in each case for $1,000 and in an offering exempt from registration under Section 4(2) of the Securities Act.

ITEM 16.	Exhibits

The following documents are filed as exhibits to this registration statement:

Exhibit Number		Description

1.1*	—	Form of Underwriting Agreement

3.1	—	Certificate of Limited Partnership of World Point Terminals, LP

3.2*	—	Form of Amended and Restated Limited Partnership Agreement of World Point Terminals, LP (included as Appendix A in the prospectus included in this Registration Statement)

Exhibit Number		Description

5.1*	—	Opinion of Latham & Watkins LLP as to the legality of the securities being registered

8.1*	—	Opinion of Latham & Watkins LLP relating to tax matters

10.1*	—	Form of Contribution Agreement

10.2*	—	Form of Omnibus Agreement

10.3*	—	Form of World Point Terminals, LP Long-Term Incentive Plan

10.4*	—	Form of Credit Facility

10.5*	—	Form of Terminal Services Agreement with Apex Oil Company, Inc.

21.1*	—	List of Subsidiaries of World Point Terminals, LP

23.1*	—	Consent of Deloitte & Touche LLP

23.2*	—	Consent of Latham & Watkins LLP (contained in Exhibit 5.1)

23.4*	—	Consent of Latham & Watkins LLP (contained in Exhibit 8.1)

24.1	—	Powers of Attorney (contained on the signature page to this Registration Statement)

*	To be filed by amendment.

ITEM 17.	UNDERTAKINGS.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. If a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that,

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned registrant undertakes to send to each common unitholder, at least on an annual basis, a detailed statement of any transactions with WPT GP, LLC, our general partner, or its affiliates and of fees, commissions, compensation and other benefits paid, or accrued to WPT GP, LLC or its affiliates for the fiscal year completed, showing the amount paid or accrued to each recipient and the services performed.

The registrant undertakes to provide to the common unitholders the financial statements required by Form 10-K for the first full fiscal year of operations of the company.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of St. Louis, State of Missouri, on                     ¸ 2013.

World Point Terminals, LP

By:	WPT GP, LLC, its general partner

By:
Steven G. Twele Vice President and Chief Financial Officer

Each person whose signature appears below appoints Paul A. Novelly and Steven G. Twele, and each of them, any of whom may act without the joinder of the other, as his true and lawful attorneys-in-fact and agents, with full power of substitution and re-substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and any Registration Statement (including any amendment thereto) for this offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute and substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and the dates indicated.

Signature	Title	Date

Paul A. Novelly	(Principal Executive Officer, Director)	, 2013

Steven G. Twele	(Principal Financial and Accounting Officer)	, 2013

, 2013

, 2013

, 2013

, 2013

Index to Exhibits

Exhibit Number		Description

1.1*	—	Form of Underwriting Agreement

3.1	—	Certificate of Limited Partnership of World Point Terminals, LP

3.2*	—	Form of Amended and Restated Limited Partnership Agreement of World Point Terminals, LP (included as Appendix A in the prospectus included in this Registration Statement)

5.1*	—	Opinion of Latham & Watkins LLP as to the legality of the securities being registered

8.1*	—	Opinion of Latham & Watkins LLP relating to tax matters

10.1*	—	Form of Contribution Agreement

10.2*	—	Form of Omnibus Agreement

10.3*	—	Form of World Point Terminals, LP Long-Term Incentive Plan

10.4*	—	Form of Credit Facility

10.5*	—	Form of Terminal Services Agreement with Apex Oil Company, Inc.

21.1*	—	List of Subsidiaries of World Point Terminals, LP

23.1*	—	Consent of Deloitte & Touche LLP

23.2*	—	Consent of Latham & Watkins LLP (contained in Exhibit 5.1)

23.4*	—	Consent of Latham & Watkins LLP (contained in Exhibit 8.1)

24.1	—	Powers of Attorney (contained on the signature page to this Registration Statement)

*	To be filed by amendment.